United Bank For Africa Plc
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9;
2642269
Fax: 2644708

RECEIVED
2005 JUL 26 P 1:1

COMPANY SECRETARY'S OFFICE



m

05009975

Our Ref: CS/GDR/0420/2005 **July 15, 2005**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

SUPPL

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934, please find enclosed the following documents:

1. Copy of a letter dated June 30, 2005 to the Nigerian Stock Exchange requesting for approval to publish the Audited Financial Statements of the Bank for the year ended March 31, 2005.

2. A copy of a letter dated July 1, 2005 from the Nigerian Stock Exchange approving the publication of the Audited Financial Statements of the Bank for the year ended March 31, 2005.

3. Newspaper publication of the Audited Financial Statements of the Bank for the year ended March 31, 2005.

4. A copy of the Order of the Federal High Court granting the Bank leave to convene general meeting of its shareholders.

5. A copy of ThisDay Newspaper notifying the shareholders of the Court Ordered general meeting dated Tuesday April 31, 2005.

7/26

6. A copy of a letter dated April 29, 2005 to the Securities and Exchange Commission from the Financial Advisers to the Scheme of merger between the Bank and Standard Trust Bank Plc.

7. A copy of a letter dated May 25, 2005 to the Nigerian Stock Exchange from the Issuing Houses to the Scheme of merger between the Bank and Standard Trust Bank Plc.

8. The Scheme Document for the merger between the Bank and Standard Trust Bank Plc.

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC



AIDEVO ODU-THOMAS
COMPANY SECRETARY

File No. 82-4804


RECEIVED
30 JUN 2005
THE NIGERIAN STOCK EXCHANGE

Our Ref: CS/NSE/0395/2005

June 30, 2005

The Director – General
Nigerian Stock Exchange
2/4, Custom Street
Lagos

ATTENTION: BINOS YAROE

Dear Madam,

RE: PUBLICATION OF ABRIDGED AUDITED FINANCIAL STATEMENTS

In compliance with the listing requirements of the Nigerian Stock Exchange, please find enclosed an abridged copy of the Bank's audited financial statements and the detailed audited Financial Statements for year ended 31st March, 2005.

Kindly vet and approve for publication in the national dailies.

Please note that the printer's proof of the Report and Accounts for the year ended 31st March, 2005 and other relevant documents will be forwarded for your approval as soon as these are available.

We solicit your kind co-operation on the matter.

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

THE Nigerian STOCK EXCHANGE
TRADING FLOORS: LAGOS, ABUJA, KADUNA, PORT-HARCOURT, KANO, ONITSHA, IBADAN, YOLA.



STOCK EXCHANGE HOUSE
(8TH,9TH & 23RD FLOORS)
2/4, CUSTOMS STREET
P.O. BOX 2457, LAGOS.
TELEPHONE: 2660287, 2660305, 2660335
2669978, 2661293
FAX: 01-2668724, 2668281
E-mail:nse@nigerianstockexchange.com
Website:www.nigerianstockexchange.com


RECEIVED
04 JUL 2005
Company Secretary's
Office

July 1, 2005

The Company Secretary
United Bank for Africa Plc
UBA House
57, Marina
Lagos

Dear Sir,

RE: PUBLICATION OF ABRIDGED AUDITED FINANCIAL STATEMENTS

We refer to your letter dated June 30, 2005 forwarding your audited accounts for the year ended March 31, 2005 and wish to inform you that the results have been presented to the market operators for their reaction.

The Exchange hereby grants you approval to publish summary of the results in the National while awaiting receipt of printer's proof of the accounts for vetting and final approval before printing.

Yours faithfully,



BINOS D. YAROE
General Manager/Head
Quotations/Listings Dept

File No. 82-4804

United Bank for Africa Plc

57, MARINA, LAGOS.

2005 Financial Report and Accounts

BALANCE SHEET AS AT 31ST MARCH

	GROUP		COMPANY	
	2005 =N='million	2004 =N='million	2005 =N='million	2004 =N='million
ASSETS				
Cash and Short Term Funds	110,517	90,209	109,716	89,820
Government Securities	58,444	40,497	58,444	40,497
Investments	3,581	3,460	2,835	2,387
Loans and Advances	67,610	56,136	67,610	56,136
Other Assets	4,455	15,343	4,169	13,603
Fixed Assets	6,178	6,379	6,154	6,363
	250,783	212,024	248,928	208,806
LIABILITIES				
Deposit and Current Accounts	205,110	151,929	205,110	151,929
Other Liabilities	20,946	33,700	20,876	32,051
Taxation	2,535	2,373	2,494	2,279
Deferred taxation	1,073	1,104	1,070	1,103
	229,664	189,106	229,550	187,362
BORROWINGS	1,676	3,385	1,676	3,385
CAPITAL AND RESERVES				
Share Capital	1,530	1,275	1,530	1,275
Capital Reserve	22	22		
Statutory Reserve	3,710	3,013	3,480	2,783
Exchange Difference Reserve	3,880	7,055	3,880	7,055
General Reserve	8,251	6,487	6,762	5,265
Bonus Issue Reserve		255		255
Small scale Industries	2,050	1,426	2,050	1,426
Shareholders' Funds	19,443	19,533	17,702	18,059
	250,783	212,024	248,928	208,806
Acceptances, guarantees and other obligations for account of customers (And customers' liability thereon)	81,821	81,719	81,821	81,719

The Financial Statements were approved by the Board of Directors on 10 May 2005 and signed on its behalf by:

Kayode Sofola, SAN

Aliyu Dikko Directors

Godwin Ize-Iyamu

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2005

	GROUP		COMPANY	
	2005 =N='million	2004 =N='million	2005 =N='million	2004 =N='million
Gross Earnings	26,089	24,510	25,506	23,928
Profit Before Tax	6,520	6,010	6,239	5,608
Taxation	(1,632)	(1,265)	(1,619)	(1,204)
Deferred Taxation	33	(220)	33	(219)
Profit After Tax	4,921	4,525	4,653	4,185
APPROPRIATIONS				
Statutory Reserve	697	679	697	628
Small Scale Industries reserve	624	561	624	561
Bonus Issue Reserve	-	255	-	255
General Reserve	1,764	1,500	1,496	1,211
Dividends	1,836	1,530	1,836	1,530
	4,921	4,525	4,653	4,185

REPORT OF THE AUDITORS

We have audited the financial statements of United Bank for Africa Plc for the year ended 31 March 2005, which have been prepared on the basis of the Bank's accounting policies.

Respective Responsibilities of Directors and Auditors:
In accordance with the Companies and Allied Matters Act, 1990, the Bank's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion based on our audit on those statements and to report our opinion to you.

Basis of Opinion:
We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Bank's accounting records had been properly kept.

We have obtained all the information and explanations we required for the purpose of our audit and have received proper returns from branches not visited by us. The assets of the bank have been properly valued and adequate provision made for diminution in value.

An analysis of the Insider Related Credits as required by the Central Bank of Nigeria is fully disclosed in the financial statements in line with the Central Bank of Nigeria circular BSD/1/2004.

We draw attention to the note in the financial statements highlighting exposure to court judgement awarded against the Bank. Our opinion is not qualified in this regard.

Contravention
During the year, the Bank did not contravene any of the provisions of the Banks and Other Financial Institutions Act 1991.

Opinion
In our opinion, the bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31 March 2005 and of the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and other Financial Institutions Act, 1991 and relevant circulars issued by the Central Bank of Nigeria.

Akintola Williams Deloitte

CHARTERED ACCOUNTANTS
Lagos, Nigeria.
10 May, 2005



IN THE FEDERAL HIGH COURT
HOLDEN AT LAGOS, NIGERIA

SUIT NO: FHC/L/CS/476/2005

IN THE MATTER OF THE INVESTMENTS AND SECURITIES ACT CAP 124, LAWS OF THE FEDERATION OF NIGERIA, 2004

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 OF THE INVESTMENTS AND SECURITIES ACT CAP 124 LAWS OF THE FEDERATION OF NIGERIA, 2004

IN RE:

1. UNITED BANK FOR AFRICA PLC (RC NO. 2457) .... **1ST APPLICANT**
2. STANDARD TRUST BANK PLC (RC NO. 146695) .... **2ND APP LICANT**

ORDER



UPON THIS JOINT ORIGINATING SUMMONS dated and filed on the 20th day of May, 2005 brought pursuant to section 100 of the Investments and Securities Act Cap 124 Laws of the Federation of Nigeria, 2004 for leave to convene separate meetings of the Applicants' respective shareholders to consider a scheme for a proposed merger.

The applications are brought by:

1. United Bank for Africa Plc, a Public Limited Liability Company incorporated under the Laws of the Federal Republic of Nigeria and duly licensed to carry on banking business in Nigeria (hereinafter referred to as the "1st Applicant"), whose registered office is situate at 57, Marina, Lagos; and

R. N. UKEJE
CHIEF JUDGE

2. Standard Trust Bank Plc, a Public Limited Liability Company incorporated under the laws of the Federal Republic of Nigeria and duly licensed to carry on banking business in Nigeria (hereinafter referred to as the "2nd Applicant"), whose registered office is situate at Plot 1662, Oyin Jolayemi Street, Victoria Island, Lagos. The applications pray the Court for the following Orders:-

1. Directing each Applicant to convene a meeting of the holders of its fully paid Ordinary Shares for the purpose of considering and, if thought fit, approving with or without modification, the scheme of Merger of the 1st and 2nd Applicants in the form and context of the scheme Document annexed herewith.

2. That the meeting of the shareholders of the 1st Applicant be convened and held at Le Meridien, Abuja, on the 6th day of July, 2005 at 11am or soon thereafter, and the meeting of the shareholders of the 2nd Applicant be convened and held at the **Shehu Musa Yar'adua Centre, Abuja**, on the 6th day of July, 2005 at 11am or so soon thereafter;

3. That the meeting be held and conducted in the manner General Meetings of the respective Applicants are normally convened and held in accordance with the

provisions of their respective Articles of Association, save that;

(a)(i) Mr. Kayode Segun Sofola, SAN, Chairman of the 1st Applicant, be appointed Chairman of the 1st Applicant's Meeting, or failing him that, Alhaji Bello Garba, Acting Managing Director of the 1st Applicant or failing them both, any other Director so appointed in their stead by the Shareholders present at the meeting shall act as Chairman; and

(ii) Chief Ferdinard Ngogo Alabraba Chairman of the 2nd Applicant, be appointed Chairman of the 2nd Applicant's Meeting, or failing him that Mr. Tony Onyemaechi Elumelu, Managing Director of the 2nd Applicant of failing them both, any other Director so appointed in their stead by the shareholders present at the meeting shall act as Chairman;



(b) Voting at each such Meeting shall be by poll;

4. Directing that if the respective meetings of each of the Applicants approve the scheme by a majority representing not less than three-quarters (3/4) in value of the shares of members being present and voting either in person, or by proxy and thereafter; upon the

approval of the Securities and Exchange Commission and the Central Bank of Nigeria; that the Reports of the Court-Ordered Meetings be presented to the Court along with the Applicants' Petition for an Order o this Honourable Court to sanction the scheme.

And for such other Order or Orders as this Honourable Court may deem fit to make in the circumstances coming before the Court.

UPON READING the Affidavit of Urgency sworn to by Aidero Odu Thomas, Female, Nigerian Citizen, Company Secretary of UBA House, 57, Marina, Lagos, the Affidavit of Urgency in support of the Originating Summons for leave to convene court-ordered Meeting sworn to by Jennifer Aburime, Female, Christian, of 98, Awolowo Road, Ikoyi, Lagos, the Affidavit of 1st Applicant in support of the Originating Summons sworn to by Kayode Sofola, Senior Advocate of Nigeria ("SAN"), Male, Nigerian, Legal Practitioner of UBA House, 57, Marina Lagos and Exhibits UBA 1 – UBA 8 attached thereto. Also, the 2nd Applicant's Affidavit in support of the Originating Summons for leave to convene meeting to consider scheme of merger sworn to by Chief Ferdinard Ngogo Alabraba, Male, Christian, Nigerian Citizen, Chairman of the 2nd Applicant of Plot 1661, Oyin Jolayemi Street, Victoria Island, Lagos and

Exhibits A – G1 attached thereto all sworn to at this Court Registry on the 20th day of May, 2005.

AND AFTER HEARING: Nicholas Okafor Esquire (with Femi Awoyemi Esquire) counsel for the 1st Applicant move in terms of the application papers.

AND Ms. Jennifer Aburime Counsel for the 2nd Applicant aligning herself with the submissions of the 1st Applicant Counsel.

AND the Court having given a considered Ruling this 25th day of May, 2005.

IT IS HEREBY ORDERED AS FOLLOWS:-

1. That Leave is hereby granted to –
   Each Applicant (United Bank for Africa Plc and Standard Trust Bank Plc) to convene a Meeting of the holders of its fully-paid ordinary shares for the purpose of considering and, if thought fit, approving with or without modification, the scheme of merger of the 1st and 2nd Applicants in the form and context of the Scheme Document attached as Exhibit UBA 1 to the 1st Applicant's Affidavit and Exhibit A to the Affidavit of the 2nd Applicant, respectively.

2. That the Meeting of the Shareholders of the 1st Applicant be convened and held at **Le Meridien**, Abuja, on the 6th day of July, 2005 at 11am or very soon thereafter and the Meeting of the 2nd Applicant be convened and held at the **Shehu Musa**

Yar'Adua Centre, Abuja, on the 6th day of July, 2005 at 11am or very soon thereafter.

3. That the Meetings ordered under Order 2 supra, shall be held and conducted in the manner that General Meetings of the respective Applicants are normally convened and held in accordance with the provisions of their respective Articles of Association save that –

(a) (i) Mr. Kayode Sofola SAN, Chairman of the 1st Applicant, be appointed as the Chairman of the 1st Applicant's Meeting or, failing him, that Alhaji Bello Garba, Acting Managing Director of the 1st Applicant or failing them both, any other Director so appointed in their stead, by the Shareholders present at the Meeting shall act as the Chairman,; and

(ii) Chief Ferdinard Ngogo Alabraba, the Chairman of the 2nd Applicant be appointed Chairman of the 2nd Applicant's Meeting, or failing him that Tony Onyemaechi Elumelu, Managing Director of the 2nd Applicant, or failing them both, any other Director so appointed in their stead by the Shareholders present at the Meeting shall act as Chairman; and

(iii) Chief Ferdinard Ngogo Alabraba, the Chairman of the 2nd Applicant be appointed Chairman of the 2nd Applicants Meeting, or failing him that Tony Onyemaechi Elumelu, Managing Director of the 2nd Applicant; or failing them both, any other Director so appointed in their stead by the Shareholders

present at the Meeting shall act as Chairman;

(b) Voting each Meeting shall be by poll.

4. That if the respective Meetings of each of the Applicants approve the scheme by (3/4) three-quarters in value of the shares of the members being present and voting either in person or by proxy; and thereafter upon the approval of the Securities and Exchange Commission and the Central Bank of Nigeria, the Reports of the Meeting herein ordered shall be presented to this Court, along with the Applicants' Petition for an Order of this Court to sanction the Scheme of Merger.

5. And that case is adjourned to Monday, 25th July, 2005, for Report of the outcome of the Meetings and for Petition to merge at 9.30am.

ISSUED AT LAGOS, under the Seal of the Court and the Hand of the Presiding Chief Judge, this 25th day of May, 2005.

SULE A. RASAQ
Registrar


FEDERAL HIGH COURT
LAGOS.

26/5/05



Securities & Exchange Commission

Head Office:
Tower 421, Constitution Avenue,
Central Business District,
P.M.B 315, Garki - Abuja.
e-mail: sec@secngr.org
☎: 09-2346272 - 5
Fax: 09-2346276

Lagos Zonal Office:
UBA Building (3rd Floor)
57, Marina,
P.M.B. 12638,
Marina, Lagos.
☎: 01-2661552, 2663210
Fax: 01-2644538, 2644541
Telex: 23623 SEC.NG

18th May 2005

The Managing Director
Securities Transactions and Trust Company Nigeria Limited
Foreshore Towers (12th Floor)
2A, Osborne Road
Ikoyi
Lagos

And

The Managing Director
BGL Securities Limited
Plot 1061, Abagbon Close
Off Ologun Agbaje Street
Victoria Island

Dear Sir

RE: PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC (CLEARANCE OF SCHEME DOCUMENT)

We write with reference to your letter dated May 12, 2005 in respect of the above subject matter and wish to inform you that the scheme document for the proposed merger has been cleared by the Commission.

The merging companies, United Bank for Africa Plc (UBA) and Standard Trust Bank Plc (STB) can now proceed to hold their separate Court-Ordered Meetings in accordance with Section 100(1) of the ISA.

The signed copies of the Scheme Document, the Resolutions and other supporting documents of the separate companies approving the merger must be filed with the Commission within forty eight (48) hours of approval by the shareholders. The merging banks will thereafter apply for a formal approval in accordance with Section 100(2) of the ISA.

Yours faithfully

MARY J. UDUK
Assistant Director (Mergers and Takeovers Department)
For: Director-General



NOTICE OF COURT ORDERED MEETING

IN THE FEDERAL HIGH COURT OF NIGERIA
HOLDEN AT LAGOS

SUIT NO. FHC/L/CS/476/2005

IN THE MATTER OF THE INVESTMENTS AND SECURITIES ACT CAP 124 LAWS OF THE FEDERATION OF NIGERIA 2004

AND

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 THEREOF

AND

IN RE:

1. UNITED BANK FOR AFRICA PLC (RC NO. 2457) - - 1ST APPLICANT

2.STANDARD TRUST BANK PLC (RC NO. 146695) - -2ND APPLICANT

MEETING OF THE HOLDERS OF THE FULLY PAID ORDINARY SHARES OF UNITED BANK FOR AFRICA PLC

NOTICE IS HEREBY GIVEN that by an Order of the Federal High Court, Lagos (hereinafter called 'the Court') dated May 25th 2005, made in the above matter, the Court has directed that a meeting of the holders of the fully paid up ordinary shares of United Bank for Africa Plc (hereinafter called "UBA") be convened for the purpose of considering and if thought fit, approving (with or without modification) a Scheme of Merger between UBA and Standard Trust Bank Plc. The Scheme is explained in detail in the Explanatory Statement on Pages 12 to 26 of the Scheme Document.

The meeting will be held at the Grand Ballroom, Le MERIDIEN, Plot 903 Tafawa Balewa Way, Area 11, Garki, Abuja on July 6th 2005 at 11a.m. at which place and time all the aforesaid shareholders are requested to attend. At the meeting, the following sub-joined resolution will be proposed and if thought fit passed as a special resolution of the company:

"That:

1. this Meeting approves the Scheme of Merger dated May 25th 2005, a print of which has been submitted to the Meeting and for the purposes of identification subscribed by the Chairman, and that the Directors be and are hereby authorised to consent to any modifications of the Scheme of Merger that the Securities & Exchange Commission, the Central Bank of Nigeria and the Federal High Court may think fit to impose and approve;

2. notwithstanding the provisions of Article 50 in UBA's Articles of Association, ordinary shares of UBA's unissued share capital be issued and allotted as fully paid to the shareholders of Standard Trust Bank Plc in accordance with the Exchange Ratio set out in the Scheme in consideration of the cancellation of 8,000,000,000 ordinary shares of 50 kobo each, being the whole of Standard Trust Bank Plc's issued and fully paid up share capital, and the transfer to UBA of all the assets, liabilities and undertakings of Standard Trust Bank Plc;

3. notwithstanding the provisions of Article 50 of UBA's Articles of Association, UBA be and is hereby authorised to issue such additional shares, by way of post-merger share adjustment, as may become necessary under the Scheme;

4. for purposes of monitoring and enforcing the rights of the pre-merger shareholders of UBA, in relation to any post-merger share adjustments that may become necessary under the Scheme, the accounting firm of Ernst & Young be appointed as representative of all those persons whose names appear on the register of members of UBA, as at the close of business on the Terminal Date;

5. the Articles of Association be amended in the manner set out hereunder that is to say:

   i. Article 74

   Article 74, 2nd Sentence: By deleting the phrase "structure shall consist of one (1) Non-Executive Chairman, one (1) Non-Executive Vice- Chairman, one (1) Managing Director, six (6) Executive Directors one of whom may be appointed Deputy Managing Director and eleven (11) Non-Executive Directors", and replacing it with "shall have a Chairman and a Vice-Chairman who shall be elected by the Directors from among the Non-Executive Directors."

   So that the amended Article 74 shall read:
   The number of Directors shall not be less than eight (8) or more than twenty (20). The Board shall have a Chairman and a Vice-Chairman who shall be elected by the Directors from among the Non-Executive Directors.

   ii. Article 92

   Article 92, 1st Sentence: By deleting the phrase "and determine the period for which
   they shall hold office as Chairman and Vice Chairman"
   Article 92, 2nd Sentence: By inserting an "s" after "at the meeting".
   Article 92, 2ndSentence: By deleting "the" before "Directors and."
   Article 92, 2nd Sentence: By inserting the phrase "the Vice-Chairman shall preside" after "appointed for the meeting".
   Article 92, 2nd Sentence: By deleting the phrase "either of them who may be [illegible] present is unwilling to act as Chairman of such meeting" and replacing it with "neither of them is present at the time appointed for the meeting".
   Article 92, 3rd Sentence: By deleting "their" before members and replacing it with "the"
   Article 92, 3rd Sentence: By deleting the phrase "The Chairman shall not while he [illegible] Continues to hold office be subject to retirement by rotation [illegible]

   So that the amended Article 92 shall read:
   The Directors may elect from among themselves a Chairman and a Vice Chairman. The Chairman shall preside at the meetings of Directors and if at any meeting the Chairman be not present at the time appointed for the meeting, the Vice-Chairman shall preside and if neither of them is present at the time appointed for the meeting, the Directors present may choose one of the members to be Chairman of that meeting.

   iii. Article 100

   By inserting a new sub-article 100 (xi) as follows [illegible]
   "if he directly or indirectly enjoys a facility from the Bank and such facility remains non-performing for a period in excess of six (6) months [illegible]

6. the Board of Directors of UBA be and is hereby authorised to take all actions that are necessary to put the Scheme into effect.

By the said Order, the Court has appointed the Chairman of the Board of Directors of UBA, Mr. Kayode Sofola SAN, or failing him Alhaji Bello Garba, Acting Managing Director, or failing them both any other director appointed in their stead by the shareholders present at the meeting to act as Chairman of the said meeting and has directed the Chairman to report the results thereof to the Court. Voting at the meeting will be by poll.

The said Scheme of Merger will be subject to the subsequent approval of the Securities and Exchange Commission and the Central Bank of Nigeria and to the sanction of the Court.

Shareholders may vote in person or they may appoint another person, whether a shareholder or not, to attend and vote in their stead.

A form of proxy is being sent to each shareholder. In the case of joint shareholders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand on the register of members of UBA.

It is requested that forms appointing proxies be lodged at the office of the registrars, as shown on the proxy form not less than 24 hours before the time of the meeting.

Please note that the lodging of a proxy form does not prevent you from attending the meeting and voting in person should you so wish. However, in such instances, your proxy will not be entitled to attend or vote.

<u>Closure of Register of Members</u>

The register of members will be closed from June 23rd to July 6th 2005, both dates inclusive, for the purpose of paying the special dividend proposed under the terms of the Scheme and for attendance at the court-ordered meeting.

Dated this 31st Day of May, 2005

UDO UDOMA & BELO-OSAGIE
BARRISTERS AND SOLICITORS
(SOLICITORS TO UBA)
St. Nicholas House (10th Floor) Catholic Mission Street, Lagos.

NOTE:
Any member entitled to attend the meeting, who does not receive a copy of the Scheme Document within 14 days of the date of this notice, can obtain a copy of the Scheme Document, free of charge, from UBA Securities Ltd at Raymond House (4th Floor), 97/105, Broad Street, Lagos.

File No. 82-4804


BGL Securities Ltd.
(Member Of The Nigerian Stock Exchange)


PHILLIPS CONSULTING


SecTrust RC 261272
Securities Transactions & Trust Co. Nig. Ltd.

April 29, 2005

The Director-General
Securities and Exchange Commission
Tower 421, Constitution Avenue
Central Business District
Garki,
Abuja


29 APR 2005

Dear Sir,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC - FILING OF FORMAL APPLICATION

Introduction

The Boards of Directors of United Bank for Africa Plc ("UBA") and Standard Trust Bank Plc ("STB") have approved the merger of the two banks via a Scheme of Merger under section 100 of the Investments and Securities Act, 1999. BGL Securities Limited has been retained as Financial Adviser to STB while Phillips Consulting Limited and Securities Transactions and Trust Company Limited have been retained as Financial Advisers to UBA. In this connection, we hereby submit our application in order to obtain the Securities and Exchange Commission's Formal Approval for the proposed Scheme.

Enclosures

1. Two (2) printed copies of draft scheme document and a CD copy.
2. Two (2) copies of draft Financial Services Agreement between UBA, Securities Transactions and Trust Company Limited and Phillips Consulting Limited.
3. Two (2) copies of draft Financial Services Agreement between STB and BGL Securities Limited.
4. Copies of draft proxy forms for each of the merging banks
5. Originating summon for the court order directing the holding of the STB shareholders meeting.

Cont.

6. Originating summon for the court order directing the holding of the UBA shareholders meeting.

7. Evidence of increase in the authorized share capital of UBA

8. Proposed amendments to the original Memorandum and Articles of Association of UBA.

9. Consent Letters of the Following Directors of Standard Trust Bank Plc

    a. Chief Ferdinand Ngogo Alabraba (Chairman)
    b. Mr Tony Onyemaechi Elumelu M F R
    c. Mr Mathias Chika Mordi
    d. Mrs Faith Tuedor-Mathews
    e. Mr. Victor Osadolor
    f. Mr. Phillips Oduoza
    g. Chief (Sir) Annie Okonkwo
    h. Mr Albert Egbaroghene Okumagba
    i. Mallam Ahmed Rufa'i Mohammed
    j. Alhaji Garba S.Ruma
    k. Mr. Frank Achinike Owhor
    l. Mrs. Rose Ada Okwechime
    m. Mr. Muyideen Adedamola Ladoja
    n. Sam E. Adikamkwu

10. Consent of the following Professional Parties to the Scheme

    a. Udo Udoma & Belo Osagie
    b. Ernst & Young
    c. Phillips Consulting Limited
    d. Akintola Williams Deloitte
    e. UBA Securities Limited
    f. Securities Transactions & Trust Company Ltd
    g. First Registrar Limited
    h. PricewaterhouseCoopers
    i. BGL Securities Limited
    j. Banwo - Ighodalo
    k. Wali-Uwais & Co.

11. UBA's financial accounts for the six months ended 30th September, 2004

We had earlier submitted the five years financial accounts of the two banks alongside our application for pre-merger consent to the Commission.

We thank you for your usual cooperation and look forward to receiving the Commission's Formal Approval to the proposed merger.

Yours faithfully,







HENRY LARAIYETAN
BGL SECURITIES LIMITED

FOLUSO PHILLIPS
PHILLIPS CONSULTING LIMITED

GODWIN OBASEKI
SECURITIES TRANSACTIONS
AND TRUST COMPANY LIMITED

File No. 82-4804



BGL Securities Ltd.

(Member Of The Nigerian Stock Exchange)



Securities Limited

May 25, 2005

The Director-General
The Nigerian Stock Exchange
2-4, Customs Street
Tinubu
Lagos

Attention: Binos Yaroe

Dear Sir,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB): NOTICE OF COURT-ORDERED MEETING

We write to update you of the progress made on the proposed merger between UBA and STB. The Federal High Court on Wednesday granted an Order directing the two banks to hold their separate Court-Ordered General Meetings on July 6, 2005 for the shareholders to approve the proposed merger.

The terms of the proposed Scheme of Merger provides for the payment of a Special Dividend of 60kobo to the shareholders of UBA and 20kobo to the shareholders of STB whose names appear on the register of members as at close of business on the 22nd of June, 2005. The Notices of the Meetings is planned for publication on Tuesday May 31, 2005.

In compliance with the Rules and Regulation of the Nigerian Stock Exchange, we enclose copies of the following documents:

1. the Order of the Federal High Court directing the separate Court-Ordered Meetings of the shareholders of UBA and STB
2. the draft of the newspaper advertisements conveying notice of the Court-Ordered Meetings of both banks
3. a draft of the Scheme Document to be distributed to the shareholders of both banks
4. the drafts of the Proxy Forms and Poll Cards to be used for admission and voting at the meetings.

The proposed merger, when sanctioned by the court, will eventually result in the dissolution of STB and the cancellation of its entire paid up ordinary shares. This will require the de-listing of the entire shares of STB ("the Scheme Shares") on the

Exchange, and the listing of the new shares of UBA to be issued to the shareholders of STB in replacement.

We are by this letter putting the Exchange on notice that we would be submitting our application for the de-listing of STB shares and the listing of the new UBA shares in due course.

Thank you.

Yours faithfully,



'WALE OLUWO
BGL SECURITIES LIMITED

EFE AKHIGBE
UBA SECURITIES LIMITED

File No. 82-4804

PRICEWATERHOUSECOOPERS

Plot 252E, Muri Okunola Street,
Off Ajose Adeogun Street,
Victoria Island,
Lagos, Nigeria.

19 April 2005

The Directors
Standard Trust Bank Plc
Plot 1662 Oyin Jolayemi Street
Victoria Island
Lagos

and

The Directors
BGL Securities Limited
Plot 1061 Abagbon Close
Victoria Island
Lagos

Gentlemen,

We have reviewed the accounting policies and calculations for the financial forecast of Standard Trust Bank Plc (for which the Directors of Standard Trust Bank are solely responsible) for the three years ending 31 July 2007.

In our opinion, the financial forecast, so far as the accounting policies and calculations are concerned, has been properly compiled based on the footing of the assumptions made by the Directors set out on page 4 and are presented in accordance with generally accepted accounting principles in Nigeria. However, there will usually be differences between forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Yours faithfully



STANDARD TRUST BANK PLC
FINANCIAL FORECAST: 2005 - 2007

APRIL 2005

CONTENT

Forecasted profit and loss account
For the year ended 31 July

	2005	2006	2007
	N'million	N'million	N'million
Gross Earnings	20,859	24,006	26,925
Interest and discount income	13,823	15,492	16,708
Interest expense	-5,263	-5,894	-6,217
Net interest income	8,560	9,598	10,491
Provision for loan losses (net)	-553	-620	-668
Fee, commission and other income	7,036	8,514	10,217
Net banking income	15,043	17,492	20,040
Operating expenses:			
Staff costs	-4,757	-5,233	-6,018
Depreciation	-1,909	-2,293	-2,677
Other expenses	-2,132	-2,303	-2,487
Total operating expenses	-8,798	-9,829	-11,182
Profit before taxation	6,245	7,663	8,858
Taxation	-749	-920	-1,063
Profit after taxation	5,496	6,743	7,795
Transfer to statutory reserves and SSI reserves	-1,449	-1,778	-2,055
Dividend	-2,000	-2,400	-2,800
Retained profit for the year	2,047	2,565	2,940

Earnings per share (Naira)	0.69	0.84	0.97
Dividend per share (Naira)	0.25	0.30	0.35

Forecasted balance sheet
As at 31 July

	2005	2006	2007
	N'million	N'million	N'million
ASSETS			
Cash and short-term funds	132,640	162,484	190,919
Loans and advances	49,067	62,315	81,010
Other assets	5,282	5,705	6,104
Investment securities	1,400	1,311	1,210
Fixed assets	6,360	7,886	9,384
Total assets	194,749	239,701	288,627
LIABILITIES			
Deposit liabilities	143,549	179,436	215,323
Other liabilities	17,055	21,777	29,821
Total liabilities	160,604	201,213	245,144
EQUITY			
Share capital	4,000	4,000	4,000
Share premium	17,890	17,890	17,890
Reserves	12,254	16,598	21,593
Shareholders' funds	34,145	38,488	43,483
Total equity	34,145	38,488	43,483
Total liabilitios and equity	194,749	239,701	288,627
Acceptances and guarantees	19,078	28,617	42,353

Assumptions underlying the forecasted financial statements
For 2005 - 2007 financial years

The basis and principal assumptions used by the Directors in the preparation of the projected financial statements are :

a. *Basis of presentation*
The projected financial statements have been prepared under the historical cost convention and in accordance with

b. *Political and economy factors*
There will not be changes in the political and economic environment of the country that will adversely affect the ope

c. *Interest income*
The bank will earn a return of 18.00%, 17.50% and 17.02% on its interest bearing assets in the 2005, 2006 and 20(

d. *Interest expense*
The bank's average cost of funds will be 3.69% during the forecast period.

e. *Provision for loan losses*
The ratio of loan losses to interest income will be maintained at not more than 4% during each of the forecast years

f. *Fee, commission and other income*
Fee, commission and other income will grow by 37% in 2005, by 21% in 2006 and 20% in the 2007 financial year.

g. *Operating expenses*
Depreciation charge will on average be about 34% of the average net book value of fixed assets, while other increase by about 22% per annum (average) during the forecast period.

h. *Taxation*
Company income tax and education tax will remain at 30% and 2% respectively during the forecast period. The l however be at about 12%.

i. *Transfer to reserves*
Fifteen percent of profit attributable to shareholders will be transferred to statutory reserve in 2005 through 2007 re of profit before tax will be transferred to reserve for investment in small scale industries.

j. *Dividend*
Dividend payout will be 25 kobo per 50 kobo share in 2005 and increase by 5 kobo per share in each of the two sub

k. *Offer proceeds*
The proceeds of the recently concluded public offer in February 2005 of 2 billion ordinary shares at N7 each will b applied in the manner specified in the offer prospectus.

l. *Balance sheet*
Driven primarily by liabilities generated from an expanded business offices network and a retail banking focus, the in 2005, 23% in 2006 and 20% in the 2007 financial year.

m. *Customers*
The bank will continue to enjoy the goodwill and confidence of present and potential customers.

n. *Management*
The quality of the bank's management will be sustained during the forecast period.

o. *Consolidation*
The bank would have concluded a scheme of merger with Continental Trust Bank ("CTB") by December 2005 ; current investment in CTB.

p. *Share capital*
The N1.75 billion proceeds representing funds for 437.5 million ordinary shares from the bank's initial public offer p be approved for capitalisation by the Central Bank of Nigeria.

IN THE FEDERAL HIGH COURT
IN THE LAGOS JUDICIAL DIVISION
HOLDEN AT LAGOS

SUIT NO. FHC/L/CS/....../2005

IN THE MATTER OF THE INVESTMENT AND SECURITIES ACT 1999

AND

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 OF THE INVESTMENT AND SECURITIES ACT 1999

IN THE MATTER OF THE MERGER BETWEEN:

1. UNITED BANK FOR AFRICA PLC (RC NO. 2457) - 1ST APPLICANT

2. STANDARD TRUST BANK PLC (RC NO. 146695) - 2ND APPLICANT

AFFIDAVIT OF 1ST APPLICANT IN SUPPORT OF THE ORIGINATING SUMMONS

I, **KAYODE SOFOLA,** Male, Nigerian, Legal Practitioner of UBA HOUSE, 57, Marina, Lagos do hereby depose on oath and say as follows:

1. That I am the Chairman of United Bank for Africa Plc. ("the 1st Applicant") and by virtue of my position, I am conversant with the facts to which I herein depose.

2. That I have been duly authorized by the Board of Directors of the 1st Applicant to depose to this affidavit on behalf of the company.

3. That this affidavit is in support of the joint application of the 1st and 2nd Applicants made for direction of this Honourable Court to convene separate meetings of the holders of the Ordinary Shares of the 1st and 2nd Applicants for the purpose of considering and if thought fit approving, with or without modification, the Scheme of Merger (hereinafter referred to as "the Scheme") for the merger of the 1st Applicant with **Standard Trust Bank PLC** ("the 2nd Applicant") . The details of the Scheme are set out at pages .... to ..... of the Merger Document annexed hereto and marked as **Exhibit "UBA 1"** (hereinafter called "the Merger Document").

4. That the 1st Applicant was incorporated in Nigeria on 23rd February 1961 as a limited liability company under the name of United Bank for Africa Limited to engage in the business of banking in Nigeria and the name of the company was changed to United Bank for Africa Plc in 1996. A copy each of the 1st Applicant's Certificate of Incorporation, Memorandum and Articles of Association and License to carry on banking business are annexed hereto and marked as **Exhibits "UBA 2", "UBA 3"** and "**UBA 4**" respectively.

5. That the registered office of the 1st Applicant is at UBA HOUSE, 57, Marina, Lagos.

6. That the 1st Applicant carries on the business of banking.

7. That the 1st Applicant currently has an authorized share capital of =N=6,000,000,000 (Six billion Naira) divided into 12,000,000,000.(Twelve billion) Ordinary Shares of 50 Kobo each. This is a result of various increases in the authorized share capital of the company, the most recent of which was on 30th September 2004, at which time the authorized share capital was increased from =N=2,000,000,000 (Two billion Naira) to the present figure by the creation of 8,000,000,000 (Eight billion) Ordinary Shares of 50k each.

8. That the issued share capital of the 1st Applicant is =N=1,530,000,000 (one billion five hundred and thirty million Naira) divided into 3,060,000,000 (three billion and sixty million) Ordinary Shares of 50 Kobo each and is held, as at December 2004 as follows:

Share-holder	Ordinary Shares Held	%
Nigerian citizens	1, 686,475,869	55.11
Stanbic Nominees Nigeria Limited	1, 088,944,131	35.59
Bankers International Corp. USA	137,700,000	4.50
Banca Nazionale del Lavoro, Italy	73,440.000	2.40
Monte dei Paschi di Siena, Italy	73,440,000	2.40
Total	**3,060,000,000**	**100.00**

9. That of the shares shown to be held by Stanbic Nominees Nigeria limited 2.09% of UBA's share capital is held by it as custodian under the UBA Global Depositary Receipt programme.

10. That by the proposed merger, the Applicants wish to consolidate their business relationship and ensure future growth by merging the activities of the 1st Applicant with those of the 2nd Applicant so that the whole of the .... fully paid Ordinary Shares of 50 Kobo each of the 2nd Applicant shall be surrendered and cancelled and all its assets, liabilities and undertakings be transferred to and vested in the 1st Applicant in exchange for shares of the 1st Applicant to be allotted to the holders of the Ordinary Shares of the 2nd Applicant on the basis of .....(*exchange ratio*) ....Further details of this and of the Scheme are set out at pages ...... to ...... of the Merger Document (**Exhibit UBA 1**).

11. That clause 3(ee) of the 1st Applicant's Memorandum of Association permits it to participate in the proposed merger.

12. That the Applicants have sought and obtained a Pre-merger Consent of the Central Bank of Nigeria and an Approval-in-Principle of the Merger from the Securities and Exchange Commission. A copy each of the said Pre-merger Consent and Approval-in-Principle by the Securities and Exchange Commission are annexed hereto and marked as **Exhibits "UBA 5"** and **"UBA 6"** respectively

13. That both Applicants have been advised by their respective Legal Advisers and Financial Advisers that the proposed merger would best be carried out by means of a Scheme of Merger under Section 100 of the Investment and Securities Act 1999.

14. That to the best of my knowledge and belief, the contents of the Explanatory Statement which is set out at pages ... to ... of the Merger Document (**Exhibit UBA 1**), are true and accurate.

15. That the Board of Directors of the 1st Applicant has consented to and adopted the said Explanatory Statement. A copy of a letter which I, as Chairman of the 1st Applicant, propose to send to the shareholders of the 1st Applicant is set out at pages ... to ... of the Merger Document (**Exhibit UBA 1**).

16. That it is proposed that:

    a) The Scheme of Merger be submitted to the holders of the Ordinary Shares of the 1st Applicant, at a meeting to be convened upon the order of this Honourable Court;

    b) the said meeting of the 1st Applicant be held in .... at .... on the ...... day of 2005;

    c) Notices of such meeting and a copy of the Merger Document (incorporating the Scheme of Merger and an Explanatory Statement) be sent by pre-paid post to the addresses of the Nigerian shareholders appearing in the Register of Members of the 1st Applicant in addition to the advertisement of the said Notice in two national daily newspapers, while it is proposed to serve the non-resident shareholders by first class courier service. A copy of the Notice of the proposed meeting of the 1st Applicant is set out at pages ... to ... of the Merger Document (**Exhibit UBA 1**).

    d) The meeting of the 1st Applicant shall be convened and held in the manner a General Meeting of the 1st Applicant would normally be convened and held in accordance with its Articles of Association save that:

        i) Mr. Kayode Sofola, or failing him, ..., a director of the 1st Applicant, shall act as Chairman of the meeting and be directed to report the result thereof to the Court; and

        ii) Voting at the meeting shall be by poll.

    e) If the Scheme of Merger is approved by the required statutory majority of the shareholders of the 1st and 2nd Applicants at their separate court ordered meetings, the Scheme will be referred to the Securities and Exchange Commission and the Central Bank of Nigeria for approval; and

    f) If the Securities and Exchange Commission and the Central Bank of Nigeria approve the Scheme, the reports of both regulators on the Scheme will be presented to the Court with the Petition for an order to sanction the said Scheme of Merger.

17. That, in my opinion, the proposed merger of the 1st and 2nd Applicants as contained in **Exhibit UBA1** is fair and reasonable.

18. That I swear to this affidavit in good faith, honestly and conscientiously believing the same to be true.

DEPONENT

Sworn to at the Federal High Court Registry,
Lagos, this day of 2005.

BEFORE ME

COMMISSIONER FOR OATHS

IN THE FEDERAL HIGH COURT OF NIGERIA
IN THE LAGOS JUDICIAL DIVISION
HOLDEN AT LAGOS

SUIT NO. FHC/L/CS/……./2005

IN THE MATTER OF THE INVESTMENT AND SECURITIES ACT 1999

AND

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 OF THE INVESTMENT AND SECURITIES ACT 1999

IN THE MATTER OF THE MERGER BETWEEN:

1.	UNITED BANK FOR AFRICA PLC (RC NO. 2457)	-	1ST APPLICANT
2.	STANDARD TRUST BANK PLC (RC NO.146695)	-	2ND APPLICANT

AFFIDAVIT OF URGENCY

I, **AIDEVO ODU THOMAS,** female, Nigerian citizen, Company Secretary of UBA HOUSE, 57 Marina, Lagos do hereby depose on oath and say as follows:

1. That I am the Company Secretary of United Bank for Africa Plc. ("the 1st Applicant") by virtue of which I am conversant with the facts deposed to herein.

2. That I have the consent and authority of the 1st Applicant to depose to this affidavit of urgency in support of the Originating Summons Ex parte.

3. That I have read the Affidavit sworn to by Mr. Kayode Sofola , Chairman of the 1st Applicant, in support of the Originating Summons.

4. That the Applicants, which are public quoted companies, are required to bring its merger plans to the attention of the Nigerian Stock Exchange.

5. That I am aware that where the Nigerian Stock Exchange is so advised it generally places the shares of any quoted company involved in such merger under technical suspension until the merger is completed, a situation which if it persists for a long time could result in financial loss to the shareholders of the Applicants.

6. That Nigerian Stock Exchange has been notified of the proposed merger plans and has placed the shares of the Applicants on technical suspension.

7. That consequently, there is a need for this Order to be obtained in as short a time as possible so that the whole merger process can be completed quickly, before the shareholders of the Applicant will suffer irreparable damage.

8. That the Applicants will suffer irreparable damage to their businesses and the interests of its shareholders if this application is not urgently heard and the merger process is not concluded within a very short time.

9. That I swear to this affidavit in good faith, honestly and conscientiously believing the same to be true.

DEPONENT

Sworn to at the Federal High Court Registry,
Lagos, this day of 2005.

BEFORE ME

COMMISSIONER FOR OATHS

File No. 82-4804

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTION OF

UNITED BANK FOR AFRICA PLC

RC 2457

DULY STAMPED 10/12/04

PURSUANT TO SECTIONS 45(4) AND 48(1) & (2) OF THE COMPANIES AND ALLIED MATTERS ACT 1990

At the 43rd Annual General Meeting of United Bank for Africa Plc held on the September 30, 2004 at the Hotel Presidential, Port Harcourt, the following special resolution was passed:

(c) That the Memorandum of Association be amended in the manner set out hereunder that is to say:

[i] By deleting the present clause 6 and substituting therefore the new clause:

"The capital of the Bank is N6,000,000,000 divided into 12,000,000,000 ordinary shares of 50k each."

(d) That the Articles of Association be amended in the manner set out hereunder that is to say:

[i] By deleting Article 10 and substituting therefore the new Article:

"The capital of the Bank is N6,000,000,000 divided into 12,000,000,000 ordinary shares of 50k each."

Dated this 6th day of December, 2004

N500 —

DIRECTOR

SECRETARY

10/12/04

CERTIFIED TRUE COPY

10/12/04

Certified True Copy
SIGN
24 DEC 2004
COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION

Certified True Copy
SIGN
17 DEC 2004
COMPANIES INCORP.
CORPORATE AFFAIRS COMMISSION

CORPORATE AFFAIRS COMMISSION
VERIFICATION
17 DEC 2004
APPROVED BY
NAME
SIGN

STB

PROXY FORM

STANDARD TRUST BANK PLC (RC: 146695)

SCHEME OF MERGER

Court-Ordered Meeting to be held at........on weekday / day / month, 2005 at ....

I/We *(Block capitals please)*...
being a member / members of STANDARD TRUST BANK PLC, hereby appoint

....

....
(Block capitals please)

or failing him, the Chairman of the Meeting as my/our proxy to act and vote for me/us and on my/our behalf at the Court-Ordered Meeting of the Company to be held at ....on weekday / day / month, 2005 or at any adjournment thereof.

Dated this ....day of.............................2005

S' -eholder's Signature...

SPECIAL RESOLUTION

That

1. This Meeting approves the Scheme of Merger dated the .... day of ....2005, a print of which has been submitted to the Meeting and for the purposes of identification subscribed by the Chairman, and that the Directors be and are hereby authorized to consent to any modifications of the Scheme of Merger that the Federal High Court, the Securities & Exchange Commission and the Central Bank of Nigeria may think fit to impose and approve;
2. For purposes of monitoring and enforcing the rights of the pre-merger shareholders of STB, in relation to any post-merger share adjustments that may become necessary under the Scheme [and the Merger Agreement], [PWC] be appointed as representatives of all those persons whose names appear on the register of members of STB, as at the close of business on the Terminal Date;
3. The Board of Directors of STB be and are hereby authorized to take all actions that are necessary to put the Scheme into effect.

For	Against	Abstain

Please indicate how you wish your votes to be cast on the resolution set out above by indicating "x" in the appropriate space. Unless, otherwise instructed the proxy will vote or abstain from voting at his discretion

NOTE:

(1) A member (shareholder) who is unable to attend the Court-Ordered Meeting is allowed by law to vote by proxy and the above proxy form has been prepared to enable you to exercise your right to vote in case you cannot personally attend the meeting.

(2) Following the normal practice, the Chairman of the meeting has been entered on the form to ensure that someone will be at the meeting to act as your proxy, but if you wish, you may insert in the blank space (marked **) the name of any person, whether a member of the Company or not, who will attend the meeting and vote on your behalf.

(3) Voting at the meeting will be by poll.

(4) Please sign and post the proxy form so as to reach "***The Registrar, First Registrars Nigeria Limited Plot 2, Abebe Village Road Iganmu Lagos"*** not later than 24 hours before the time appointed for the meeting and ensure that the proxy form is dated, signed and stamped by the Commissioner for Stamp Duties.

(5) If executed by a corporate body, the proxy form should be sealed with the Common Seal or under the hands of an officer or attorney duly authorized in that behalf.

(6) The details in the Scheme of Merger provide information on the material features of the proposed merger between Standard Trust Bank Plc and United Bank for Africa Plc and the general effect thereof upon the rights of existing shareholders of Standard Trust Bank Plc whilst also providing information essential to a shareholder's appraisal of the action to be taken with regards to the merger.

Before posting the above form, please tear off this part and retain it for admission to the meeting

STB

Standard Trust Bank Plc
RC 146695

COURT-ORDERED MEETING
ADMISSION CARD

Please admit the Shareholder named on this Card or duly appointed proxy to the Court-Ordered Meeting of the Company to be held on weekday / day / month, 2005 at ....

Name and address of Shareholder

[ ]

Proxy [ ]
Shareholder [ ]

Number of Shares

[ ]

Please tick [√] appropriate box before admission to the meeting

Signature ....
THIS CARD IS TO BE SIGNED AT THE VENUE IN THE PRESENCE OF THE REGISTRAR.

UBA

PROXY FORM

UNITED BANK FOR AFRICA PLC (RC 2457)

SCHEME OF MERGER

Court-Ordered Meeting to be held at........on weekday / day / month, 2005 at ....

I/We *(Block capitals please)*..
being a member / members of UNITED BANK FOR AFRICA PLC, hereby appoint

....

....
(Block capitals please)

or failing him, the Chairman of the Meeting as my/our proxy to act and vote for me/us and on my/our behalf at the Court-Ordered Meeting of the Company to be held at ....on weekday / day / month, 2005 or at any adjournment thereof.

Dated this ....day of..............................2005

Shareholder's Signature..

SPECIAL RESOLUTION

"That

1. This Meeting approves the Scheme of Merger dated the .... day of ....2005, a print of which has been submitted to the Meeting and for the purposes of identification subscribed by the Chairman, and that the Directors be and are hereby authorised to consent to any modifications of the Scheme of Merger that the Federal High Court, the Securities & Exchange Commission and the Central Bank of Nigeria may think fit to impose and approve;
2. Notwithstanding the provisions of Article 50 in UBA's Articles of Association, ordinary shares of UBA's unissued share capital be issued and allotted as fully paid to the shareholders of Standard Trust Bank Plc in accordance with the Exchange Ratio set out in the Scheme in consideration of the cancellation of 8,000,000,000 ordinary shares of 50 kobo each, being the whole of Standard Trust Bank Plc's issued and fully paid share capital, and the transfer to UBA of all of the assets, liabilities and undertakings of Standard Trust Bank Plc;
3. For purposes of monitoring and enforcing the rights of the pre-merger shareholders of UBA, in relation to any post-merger share adjustments that may become necessary under the Scheme (and the Merger Agreement), [Ernst & Young] be appointed as representatives of all those persons whose names appear on the register of members of UBA, as at the close of business on the Terminal Date;
4. The articles of association of UBA be amended as noted in the Scheme of Merger;
5. The Board of Directors of UBA be and are hereby authorised to take all actions that are necessary to put the Scheme into effect.

For	Against	Abstain

Please indicate how you wish your votes to be cast on the resolution set out above by indicating "x" in the appropriate space. Unless, otherwise instructed the proxy will vote or abstain from voting at his discretion

NOTE:

(1) A member (shareholder) who is unable to attend the Court-Ordered Meeting is allowed by law to vote by proxy and the above proxy form has been prepared to enable you to exercise your right to vote in case you cannot personally attend the meeting.

(2) Following the normal practice, the Chairman of the meeting has been entered on the form to ensure that someone will be at the meeting to act as your proxy, but if you wish, you may insert in the blank space (marked **) the name of any person, whether a member of the Company or not, who will attend the meeting and vote on your behalf.

(3) Voting at the meeting will be by poll.

(4) Please sign and post the proxy form so as to reach "*The Registrar, UBA Securities Limited, Raymond House 97/105 Broad Street, Lagos*" not later than 24 hours before the time appointed for the meeting and ensure that the proxy form is dated, signed and stamped by the Commissioner for Stamp Duties.

(5) If executed by a corporate body, the proxy form should be sealed with the Common Seal or under the hands of an officer or attorney duly authorized in that behalf.

(6) The details in the Scheme of Merger provide information on the material features of the proposed merger between Standard Trust Bank Plc and UBA Plc and the general effect thereof upon the rights of existing shareholders of UBA whilst also providing information essential to a shareholder's appraisal of the action to be taken with regards to the merger.

Br[illegible]e posting the above form, please tear off this part and retain it for admission to the meeting

UBA

United Bank for Africa Plc
RC 2457

COURT-ORDERED MEETING
ADMISSION CARD

Please admit the Shareholder named on this Card or duly appointed proxy to the Court-Ordered Meeting of the Company to be held on weekday / day / month, 2005 at ....

Name and address of Shareholder

[ ] Proxy
[ ] Shareholder

Number of Shares

Please tick [√] appropriate box before admission to the meeting

Signature ....

THIS CARD IS TO BE SIGNED AT THE VENUE IN THE PRESENCE OF THE REGISTRAR.

PRICEWATERHOUSECOOPERS

Plot 252E Muri Okunola Street,
Victoria Island
Lagos, Nigeria

21 April 2005

The Directors
Standard Trust Bank Plc
Plot 1662 Oyin Jolayemi Street
Victoria Island
Lagos

and

The Directors
BGL Securities Limited
Plot 1061 Abagbon Close
Victoria Island
Lagos

Dear Sirs

We report on the financial information set out on pages 3 to 15, which has been prepared for inclusion in the Scheme document to be issued in connection with the proposed merger of Standard Trust Bank Plc ("the Bank") and United Bank for Africa Plc ("UBA").

The financial information is based on the audited financial statements of the Bank for the five years ended 31 July 2004 and has been prepared in accordance with the accounting policies set out on page 2 after making such adjustments as we considered necessary. The financial statements on which the financial information is based are the responsibility of the Directors of the Bank who approved their issue. The Directors of the Bank are responsible for the contents of the Scheme document in which this report is included.

We conducted our work in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by Messrs Akintola Williams Deloitte, the auditors who audited the financial statements underlying the financial information and reported without qualification, save that they emphasised in their 2004 report, the bank's exposure (of N4.8billion as at 31 December 2004) to an associated company whose last audited financial statements as at 31 December 2004 showed a deficit in shareholders funds of N4.7billion.

As stated in Note 6.5 and as required by generally accepted accounting principles in Nigeria, the Bank did not recognise its share (being N2.3billion) of the net deficit of the associated company as at 31 July 2004 on the strength of pending regulatory forbearances of N6.4billion owed to the Central Bank of Nigeria, recorded improvement in the financial position of the company since its acquisition by the Bank in February 2003 and ongoing recovery of past due obligations.

Based on our review and except for the matter discussed above, nothing has come to our attention that causes us to believe that the accompanying financial information do not give a true and fair view of the state of affairs of the Bank as at the dates stated and of its profits and cash flows for the years then ended in accordance with generally acceptable accounting principles in Nigeria.

Yours faithfully



STANDARD TRUST BANK PLC
FINANCIAL INFORMATION: 2000 - 2004

APRIL 2005

CONTENT

2 STATEMENT OF SIGNIFICANT ACOUNTING POLICIES

The significant accounting policies adopted by the Bank in the preparation of its financial statements are as follows:

a) *Basis of preparation*

The financial statements are prepared under the historical cost convention as modified by the inclusion of certain leasehold land and buildings at professional valuation.

b) *Income recognition*

Interest income is recognised on an accrual basis except for interest on non-performing accounts which is recognised only to the extent of cash received.

Fees and commissions, where material, are amortised over the life of the related service. Otherwise fees, commissions and other income are recognised as earned upon completion of the related service. Rental income from equipment on lease to customers is recognised on a straight-line basis over the lease term.

c) *Provision against credit risk*

Provision is made in accordance with the Prudential Guidelines issued by the Central Bank of Nigeria for each account that is not performing in accordance with the terms of the related facility as follows:

Interest and/or Principal outstanding for over:	Classification	Provision
- 90 days but less than 180 days	Substandard	10%
- 180 days but less than 360 days	Doubtful	50%
- 360 days	Lost	100%

In addition, a provision of 1% minimum is made for all performing accounts to recognise losses in respect of risks inherent in any credit portfolio.

d) *Depreciation*

Depreciation is calculated to write-off the cost or valuation of fixed assets over their estimated useful lives at the following annual rates:

Leasehold land and buildings		Over the terms of the lease
Motor vehicles	-	25%
Computers	-	25%
Furniture and fittings	-	20%
Plant and machinery	-	20%

e) *Foreign currency*

Transactions denominated in foreign currency are converted into Naira at the rate of exchange ruling at the date of the transaction. Assets and liabilities denominated in foreign currency at the balance sheet date are translated into Naira at the rates of exchange prevailing at year-end (or, where appropriate, the rate of the related forward contract). Exchange gains or losses are included in the profit and loss account.

f) *Deferred taxation*

Deferred income tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

g) *Investments*

Investments are stated at cost less provision for diminution in value.

3 BALANCE SHEETS

	Note	As at 31 July 2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
Assets						
Cash and short-term funds	6.1	88,426	56,628	40,049	33,289	24,904
Loans and advances	6.2	33,318	22,427	23,677	22,978	12,243
Other assets	6.4	4,064	3,165	2,634	1,798	1,073
Investment securities	6.5	7,192	6,252	222	0	0
Equipment on lease	6.6	0	0	0	0	477
Fixed assets	6.7	3,186	2,977	3,038	2,204	1,468
Total assets		136,186	91,449	69,620	60,269	40,165
Liabilities						
Deposits	6.8	103,231	74,234	58,992	52,158	34,906
Other liabilities	6.9	12,068	7,240	3,852	3,549	2,261
Tax payable	6.10	447	289	356	286	247
Deferred taxation	6.10c	429	440	467	257	142
Total liabilities		116,174	82,203	63,667	56,250	37,556
Equity						
Share capital	6.11c	2,781	1,948	1,572	1,250	1,250
Share premium	6.11d	5,972	798	233	65	65
Deposit for shares	6.11e	1,750	0	0	0	0
Reserves	6.12	9,568	6,500	4,148	2,704	1,294
Shareholders' funds		20,012	9,246	5,953	4,019	2,609
Total liabilities and equity		136,186	91,449	69,620	60,269	40,165
Acceptances and guarantees	6.18	11,923	5,105	3,460	3,718	5,447

4 PROFIT AND LOSS ACCOUNTS

	Note	2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
		For the year ended 31 July				
Interest and discount income	6.13	11,913	9,493	8,989	7,605	4,433
Interest and discount expense	6.14	-4,834	-4,368	-4,402	-3,385	-1,901
Net interest income		7,079	5,125	4,587	4,220	2,532
Bad and doubtful debt expense	6.15	-1,862	-442	-371	-913	-793
Commisions		3,674	2,735	1,923	2,320	1,016
Fees		1,136	678	519	796	205
Foreign exchange earnings		111	13	40	-432	112
Other income		214	171	111	263	361
Operating expenses	6.16	-5,739	-4,986	-4,234	-4,038	-2,070
Profit before taxation		4,615	3,294	2,575	2,216	1,363
Taxation	6.10	-444	-260	-581	-368	-267
Profit after taxation		4,170	3,034	1,994	1,848	1,096
Transfer to statutory reserve	6.12	-1,224	-371	-693	-558	-353
Transfer to small scale industries reserve	6.12	-452	-308	-278	-213	0
Dividend		-1,200	-682	-550	-438	-375
Retained profit transferred to general reserve	6.12	1,294	1,673	473	639	368
Basic earnings per share (Kobo)	6.22	87.4	76.8	51.5	73.9	43.8
Dividend per share (Kobo):						
- actual		20.0	17.5	35.0	35.0	30.0
- adjusted		20.0	11.4	9.2	7.3	6.3

5 CASH FLOW STATEMENTS

	Note	2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
		For the year ended 31 July				
Operating activities						
Cash generated from operations	6.17	27,326	23,587	8,322	10,805	14,079
Tax paid		-297	-354	-301	-214	-89
Financing activities						
Shares issued		6,007	941	490	0	0
Dividend paid		-682	-550	-438	-375	0
Deposit for shares		1,750	0	0	0	0
Investing activities						
Purchase of fixed assets and equipment on lease		-1,366	-1,015	-1,091	-1,831	-1,965
Purchase of investment securities		-940	-6,030	-222	0	0
Increase in cash and short-term funds		31,799	16,579	6,760	8,385	12,025

Analysis of changes in cash and short-term funds

	2004	2003	2002	2001	2000
Balance at 1 August	56,628	40,049	33,289	24,904	12,879
Balance at 31 July	88,426	56,628	40,049	33,289	24,904
Increase in cash and short-term funds	31,799	16,579	6,760	8,385	12,025

6 NOTES TO THE FINANCIAL STATEMENTS

	For the year ended 31 July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million
6.1 Cash and short-term funds					
Cash	2,607	4,721	4,869	3,369	1,312
Balances with banks:					
Central Bank of Nigeria	23,103	15,602	13,632	9,258	6,324
Other banks within Nigeria	3,488	8,390	6,716	2,288	1,879
Banks outside Nigeria	7,921	3,609	984	1,022	1,008
Placements with local financial institutions	5,170	2,552	6,579	4,996	8,478
Treasury bills	46,138	21,754	7,269	12,356	5,903
	88,426	56,628	40,049	33,289	24,904

Included in placements with local financial institutions is an amount of N3.2billion due from Continental Trust Bank.

	2004	2003	2002	2001	2000
6.2 Loans and advances					
Analysis by security:					
Secured against real estate	13,839	10,142	7,885	4,590	1,236
Otherwise secured	22,161	13,548	16,900	18,930	11,468
Unsecured	2,087	1,141	1,010	1,162	475
	38,087	24,831	25,795	24,682	13,179
Loan loss provision (Note 6.3a)	-3,471	-1,682	-1,526	-1,365	-809
Interest in suspense (Note 6.3b)	-1,298	-722	-592	-339	-127
	33,318	22,427	23,677	22,978	12,243
Analysis by performance:					
Performing	34,957	22,466	23,799	23,026	12,157
Non performing:					
- substandard	35	129	368	386	10
- Doubtful	1	401	645	335	508
- Lost	3,094	1,835	983	935	504
	38,087	24,831	25,795	24,682	13,179

	2004	2003	2002	2001	2000
6.3 Loan loss provision and interest in suspense					
a) Movement in loan loss provision					
At 1 August					
- Non-performing	1,412	1,267	909	698	59
- Performing	232	259	456	111	55
Additional provision					
- Non-performing	661	817	824	582	606
- Performing	1,407	2	-190	349	94
Provision no longer required	-241	-333	-122	-165	-5
Amounts written-off	0	-330	-351	-210	0
	3,471	1,682	1,526	1,365	809

6 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

	For the year ended 31 July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million
6.3 Loan loss provision and interest in suspense (continued)					
b) Movement in interest in suspense					
At 1 August	722	592	339	127	4
Recognized	-61	-77	-8	0	0
Written-off	0	-396	-318	-175	0
Suspended	637	603	579	387	123
At 31 July	1,298	722	592	339	127
6.4 Other assets					
Treasury bills pledged against inter-bank takings	2,050	1,600	0	0	0
Prepayments	484	360	384	439	294
Interest receivable	767	695	1,536	1,071	369
Interest paid in advance	256	199	294	368	139
Sundry accounts	260	157	282	147	239
Construction work-in-progess	426	298	326	102	187
	4,243	3,309	2,822	2,127	1,228
Provision for doubtful receivables	-179	-144	-188	-329	-155
	4,064	3,165	2,634	1,798	1,073
6.5 Investment securities					
Continental Trust Bank Limited:					
- Ordinary shares, 47.9% (2003: 51%)	2,010	2,130	0	0	0
- Long-term loan	3,650	3,650	0	0	0
STB Capital Markets Limited (ordinary shares - 30.7%)	21	20	20	0	0
African Dev. Insurance Co. Ltd. (ordinary shares - 35.7%)	0	202	202	0	0
Asset and Liability Insurance Co. Ltd (ordinary shares - 57.7%)	202	0	0	0	0
Investment in small and medium scale enterprises	320	0	0	0	0
Lagos State Government Bond 2005/2009	250	250	0	0	0
Delta State Government Bond 2004/2007	739	0	0	0	0
	7,192	6,252	222	0	0

On 27 February 2003, the CBN approved the bank's acquisition of a 51% equity interest in Continental Trust Bank Limited ("CTB") and the conversion of N3.65billion in outstanding placements to a long term loan repayable after 7 years. The loan is at an annual interest rate of 5%. In 2004, the bank sold a portion of its shares in CTB (100million ordinary shares) at a price of N128.5million, reducing its holding to 47.9%.

As at 31 July 2004, CTB had a deficit in shareholders' funds of about N5billion. The bank has not recognised its share of this deficit in the light of pending regulatory forebearances of N6.4billion owed to the Central Bank of Nigeria and recorded improvement in the financial position of the company since its acquisition by the bank in February 2003 as a result of the strengthening of the Board and Management, return of the company to profitability and ongoing recovery of past due obligations.

6 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

	For the year ended 31July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million
6.6 Equipment on lease					
Cost:					
At 1 August	0	0	527	527	0
Additions	0	0	0	0	527
Disposal	0	0	-527	0	0
At 31 July	0	0	0	527	527
Accumulated depreciation:					
At 1 August	0	0	527	50	0
Charge for the year	0	0	0	477	50
Disposal	0	0	-527	0	0
At 31 July	0	0	0	527	50
Net book value	0	0	0	0	477

	2004	2003	2002	2001	2000
6.7 Fixed assets					
Cost/Valuation:					
Leasehold land, buildings and improvement	1,931	1,482	1,117	877	572
Motor vehicles	878	710	747	304	410
Computers, furniture, strongroom and equipment	4,166	3,502	2,923	1,673	933
	6,975	5,694	4,787	2,854	1,915
Accumulated depreciation:					
Leasehold land, buildings and improvement	549	393	264	222	123
Motor vehicles	597	519	397	63	88
Computers, furniture, strongroom and equipment	2,643	1,805	1,088	365	236
	3,789	2,717	1,749	650	447
Net book value					
Leasehold land, buildings and improvement	1,382	1,089	853	655	449
Motor vehicles	281	191	350	241	322
Computers, furniture, strongroom and equipment	1,523	1,697	1,835	1,308	697
	3,186	2,977	3,038	2,204	1,468

Leasehold land and buildings with a net book value of N70million were revalued at N377million in 1997 by Messrs Knight Frank and AC Otebolu & Partners, firms of Chartered Surveyors and Valuers. Forty-five percent (45%) of the resulting surplus was then included in the books in accordance with applicable regulations.

	2004	2003	2002	2001	2000
6.8 Deposit					
Demand	73,127	40,891	34,189	30,622	19,010
Time	17,278	24,714	19,650	17,150	14,237
Savings	12,825	8,629	5,153	4,386	1,659
	103,231	74,234	58,992	52,158	34,906

6 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

		For the year ended 31July				
		2004	2003	2002	2001	2000
		N'million	N'million	N'million	N'million	N'million
6.9	**Other liabilities**					
	Interest payable	245	144	276	477	164
	Inter-bank takings secured with treasury bills	2,050	1,600	0	0	0
	Unearned income	843	436	282	205	110
	Other credit balances	3,679	2,328	1,505	1,818	603
	Deposit for shares	0	38	1,071	0	0
	Foreign currency balances	3,966	1,928	84	527	925
	Dividend payable	1,200	682	550	438	375
	Provision for contingencies	84	84	84	84	84
		12,068	7,240	3,852	3,549	2,261
6.10	**Taxation**					
(a)	*Charge*					
	Income tax	393	252	204	224	213
	Education tax	54	37	41	29	28
	(Over)/Under-provision in prior years	8	-2	126	0	0
	Current tax	455	287	371	253	241
	Deferred tax	-11	68	102	22	0
	As previously stated	444	355	473	275	241
	Adjustment to deferred tax	0	-95	108	93	26
		444	260	581	368	267
(b)	*Payable*					
	At 1 August	289	356	286	247	95
	Charge for the year	455	287	371	253	241
	Payments during the year	-297	-354	-301	-214	-89
	At 31 July	447	289	356	286	247
(c)	*Deferred tax:*					
	At 1 August	192	124	22	0	0
	Charge /(abatement) for the year	-11	68	102	22	0
	As previously stated	181	192	124	22	0
	Adjustment	248	248	343	235	142
	At 31 July	429	440	467	257	142

6 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

	For the year ended 31 July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million
6.11 Share capital					
a) *Authorised*					
Ordinary shares of 50 kobo each	3,000	3,000	2,000	2,000	
Ordinary shares of N1 each					1,250
	3,000	3,000	2,000	2,000	1,250
b) *Called-up*					
At 1 August	1,948	2,000	1,250	1,250	1,250
Called during the year	1,052	-52	750	0	0
At 31 July	3,000	1,948	2,000	1,250	1,250
c) *Paid-up*					
At 1 August	1,948	1,572	1,250	1,250	1,250
Paid during the year	833	376	322	0	0
At 31 July	2,781	1,948	1,572	1,250	1,250
d) *Share premium*					
At 1 August	798	233	65	65	65
Arising during the year	5,831	565	168	0	0
Share issue expense	-657	0	0	0	0
At 31 July	5,972	798	233	65	65
e) *Deposit for shares*					
Nominal value	219	0	0	0	0
Share premium	1,531	0	0	0	0
At 31 July	1,750	0	0	0	0

At an extra-ordinary general meeting held on 13 February 2004, members approved the initial public offer of 2.104billion ordinary shares of 50kobo each at N4.00 per share. Related proceeds of N1.75 billion from 437,465,300 ordinary shares are yet to be approved by the CBN and have been recorded as deposits for shares.

6 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

	For the year ended 31 July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million
6.12 Reserves					
a) Statutory reserve					
At 1 August	2,185	1,814	1,121	563	210
Transfer from profit and loss account	1,224	371	693	558	353
At 31 July	3,409	2,185	1,814	1,121	563
b) Small Scale Industries reserve					
At 1 August	799	491	213	0	0
Transfer from profit and loss account	452	308	278	213	0
At 31 July	1,251	799	491	213	0
c) Fixed assets revaluation reserve					
At 1 August	138	138	138	138	138
Depreciation charge	0	0	0	0	0
At 31 July	138	138	138	138	138
d) Revenue reserve					
At 1 August	3,416	1,705	1,232	593	225
Addition	1,294	1,673	473	639	368
At 31 July	4,710	3,378	1,705	1,232	593
Total reserve at 31 July	9,508	6,500	4,148	2,704	1,294

6.13 Interest and discount income	2004	2003	2002	2001	2000
Loans and advances	8,016	5,599	6,792	5,672	3,488
Placements and short-term funds	3,898	3,894	2,197	1,933	945
	11,913	9,493	8,989	7,605	4,433

6.14 Interest expense	2004	2003	2002	2001	2000
Customer deposits	4,296	3,962	3,954	3,098	1,633
Inter-bank takings	538	406	448	287	268
	4,834	4,368	4,402	3,385	1,901

6.15 Bad and doubtful debt expense	2004	2003	2002	2001	2000
Loans and advances	1,827	486	512	766	695
Other assets	35	-44	-141	174	67
Recovery of previously written-off risk assets	0	0	0	-27	-38
Contingencies	0	0	0	0	69
	1,862	442	371	913	793

6 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED) FOR THE YEAR ENDED 31 JULY

	Note	For the year ended 31 July 2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
6.16 Operating expenses						
Staff costs		2,891	2,445	1,805	1,397	685
Directors' emoluments		21	19	17	15	17
Auditors' remuneration		12	10	10	9	5
(Profit)/loss on sale of fixed assets		18	-12	0	14	-6
Lease rentals		0	0	284	391	77
Depreciation of equipment on lease	6.6	0	0	0	477	50
Depreciation of fixed assets	6.7	1,143	1,033	821	498	324
Other operating expenses		1,654	1,491	1,297	1,237	918
		5,739	4,986	4,234	4,038	2,070

6.17 Cashflow from operations

Reconciliation of profit before tax to cash generated from operations:

	2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
Operating profit	4,615	3,294	2,575	2,216	1,363
Provision for losses	1,862	442	371	913	793
Recoveries on previously written-off loans	0	0	0	27	38
Depreciation	1,143	1,033	821	975	374
Book value of fixed assets disposed	14	43	0	597	498
Increase/(decrease) in other liabilities	4,310	3,256	191	1,225	-1,914
Loans written off	0	-330	-351	-210	0
Increase/(decrease) in interest in suspense	576	130	253	212	123
	12,519	7,868	3,860	5,955	1,275
Increase in loans to customers	-13,256	964	-1,113	-11,503	-6,275
Decrease in other assets	-934	-487	-695	-899	-393
Fixed assets write-back	0	0	-564	0	0
Increase in deposits	28,997	15,242	6,834	17,252	19,472
Cash generated from operations	27,326	23,587	8,322	10,805	14,079

6 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED) FOR THE YEAR ENDED 31 JULY

6.18 Contingent liabilities and commitments

a) CREDIT RELATED COMMITMENTS

In the normal course of business the bank is a party to financial instruments with off-balance sheet risk. These instruments are issued to meet the credit and other financial requirements of customers. The contractual amounts of the off-balance sheet financial instruments at 31 July are:

	For the year ended 31 July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million
Performance bonds, guarantees and indemnities	1,715	2,905	460	568	1,997
Bankers acceptances rediscounted	10,208	2,200	3,000	3,150	3,450
	11,923	5,105	3,460	3,718	5,447

b) LEGAL PROCEEDINGS

As at 31 July 2004 there were legal proceedings outstanding against the bank with contingent liability of N5.1billion (2003: N107m). No provision has been made as professional advice indicates that it is unlikely that any significant loss will eventuate.

b) CAPITAL COMMITMENTS

As at 31 July 2004 the bank had no significant commitments in respect of capital expenditure.

6 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED) FOR THE YEAR ENDED 31 JULY

6.19 Liquidity risk - maturities of assets and liabilities as at 31 July 2004

	0 - 90 days N'million	3-6 months N'million	6-12 months N'million	1 - 5 years N'million	Over 5 years N'million	Total N'million
Assets						
Cash and short term funds	42,289	46,138	0	0	0	88,426
Loans and advances	18,419	2,990	8,066	1,441	2,311	33,227
Other assets	2,050	1,328	686	0	0	4,064
Investment securities	0	0	0	989	6,203	7,192
Equipment on lease	0	0	0	0	0	0
Fixed assets	0	0	0	0	3,186	3,186
Total assets	62,758	50,455	8,752	2,430	11,700	136,095
Liabilities						
Deposits	100,159	2,831	133	107	0	103,230
Other liabilities	4,278	3,757	3,966	429	20,525	32,956
	104,438	6,587	4,100	536	20,525	136,186
Net liquidity gap	41,680	43,868	4,652	1,893	-8,825	-91

The table above analyses assets and liabilities of the bank into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the bank. It is unusual for banks ever to be completely matched since business transacted is often of uncertain terms and of different types. An unmatched position potentially enhances profitability, but can also increase the risk of losses.

The maturity of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the bank and its exposure to changes in interest rates and exchange rates.

6.20 Related party transactions

The bank had related party relationships where significant influence exists with Asset and Liability Insurance Company Limited, BGL Limited, Continental Trust Bank Limited ("CTB"), Consolidated Trust Funds Limited, Emis Limited, Real Property & Investments Limited, Reliance Telecoms Limited, Clemco Industries Limited, First Dominion Investments Limited, Monaghan Investments Limited, Poshville Investments Limited, STB Capital Markets Limited and STH Limited.

Credit facilities are provided by the bank to related parties on commercial terms. Loans and advances to related parties as of 31 July 2004 amounted to N1.93billion.

In February 2003, the Bank secured the approval of the CBN for acquisition of a 51% interest in CTB. In March 2004, the bank reduced its interest to 47.9% following the sale of a 100 million ordinary shares to BGL Limited at N1.30 per share. As disclosed in Note 6.5 above, the investment in CTB has been accounted for at cost. The bank has not accounted for its share of CTB's results since February 2003. CTB had negative equity of N7.126 billion as at 31 August 2003, the date of its last published financial statements.

6 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED) FOR THE YEAR ENDED 31 JULY

	Note	As at 31 July 2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
6.21 Reconciliation of reported profits to profits per audited financial statements						
Profit before tax per audited financial statements		4,524	3,076	2,782	2,133	1,416
Adjustments affecting audited profit before tax						
a Reclassification of provision for doubtful accounts		0	0	0	0	79
b Reclassification of provision for doubtful accounts		0	0	0	156	-156
c Additional loan loss provision		0	0	0	0	-38
d Write-back of excess depreciation charge		0	0	0	0	62
e Additional depreciation charge		0	0	0	-73	0
f Reclassification of provision for doubtful accounts		0	218	-218	0	0
g Write-back of excess depreciation charge		0	0	11	0	0
g Write-back of excess provision for loan loss		91	0	0	0	0
Adjusted profit before tax		4,615	3,294	2,575	2,216	1,363

6.22 Earnings per share data

	2004	2003	2002	2001	2000
Number of shares, beginning of year	3,896	4,000	2,500	2,500	2,500
Number of shares, end of year	2,104	3,896	4,000	2,500	2,500
Weighted average number of shares	4,773	3,948	3,875	2,500	2,500
Basic earnings per share (naira)	0.87	0.77	0.51	0.74	0.44

Basic earnings per share has been computed as profit after tax divided by the weighted average number of shares in issue during each year. In 2002, the bank's ordinary shares were in units of N1 each.

6.23 Post balance sheet events

At an extra-ordinary general meeting held on 7 October 2004, members approved increase of the authorised share capital to N4billion by the creation of 2billion new ordinary shares of 50kobo each and a public offer of 2billion ordinary shares 50kobo each at N7.00 per share. The offer which opened on 17 January 2005 and closed on 14 February 2005 was fully subscribed. Final allotment is awaiting CBN verification of the proceeds.

File No. 82-4804

ERNST & YOUNG
RC. No 182296

Chartered Accountants
Ebani House (Marina Side),
62, Marina,
P. O. Box 2442, Marina,
Lagos, Nigeria.

Phone: (01) 266-1462, 266-2833
(01) 266-2881, 266-5534
Fax: (01) 266-2709, 264-0742
E-mail: Eyng@linkserve.com.ng

March 8, 2005

The Directors
United Bank for Africa Plc
UBA House
Marina
Lagos

and

Philips Consulting
UBA House, 4th Flour
57, Marina
Lagos

and

The Directors
Securities Transactions & Trust Company Nigeria Limited
12th Floor, 2A Osborne Road
Ikoyi
Lagos

Gentlemen,

MEMORANDUM OF FINANCIAL FORECAST

We have reviewed the accounting policies and calculations of the financial forecast of United Bank for Africa Plc (for which the Directors of United Bank for Africa Plc are solely responsible) for the years ending March 31, 2005, 2006, and 2007.

In our opinion, the financial forecast, so far as the accounting policies and calculations are concerned, have been properly compiled on the footing of the assumptions made by the Directors and are presented on a basis consistent with the accounting policies normally adopted by the Bank. However, there will usually be differences between forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Yours faithfully,

Ernst & Young

1. <u>PROFIT FORECAST</u>

Forecast Profit and Loss Account
For the year ended 31st March

	2005	2006	2007
	₦'000	₦'000	₦'000
Income			
Interest and discount income	15,210	21,569	23,942
Foreign exchange income	445	1,034	1,137
Commission income	8,803	6,599	7,193
Others	2,078	1,821	2,094
Total income	26,536	31,023	34,366
Expenses			
Interest expense	4,199	6,040	6,765
General and administrative expenses	14,143	14,579	15,600
Diminution in value of assets	1,371	1,467	1,716
Provision for doubtful accounts	280	169	198
Total expenses	19,993	22,255	24,279
Profit before taxation	6,543	8,768	10,088
Taxation	(1,636)	(2,192)	(2,522)
Profit after taxation	4,907	6,576	7,565
Appropriated as follows:			
Transfer to the statutory reserve	736	986	1,135
Dividend	1,836	2,448	3,060
Small-scale industries reserve	654	877	1,000
Transfer to the general reserve	1,681	2,265	2,362
	4,907	6,576	7,566
Offer statistics:			
Earnings per share	1.60	2.15	2.47
Dividend per share	0.60	0.8	1.00
Dividend cover (times)	2.7	2.7	2.5
Dividend payout ratio	37%	37%	40%
Price/earnings ratio (at suspended price of N10 price)	6.2	4.7	4.0
Number of issued share of 50k each (million)	3,060	3,060	3,060

2. BASES AND ASSUMPTIONS FOR THE PROFIT FORECAST

The bases and principal assumptions used by the Directors in the preparation of the projected financial statements are set below: -

a. **Basis of presentation**
The projected financial statements have been prepared under the historical cost convention and in accordance with the bank's normal accounting policies.

b. **Political and economic factors**
Changes in the political and economic climate are not expected to adversely affect the operations of the bank and there will be no significant changes in the Federal Government Monetary and Fiscal Policies that will adversely affect the bank during the forecast period.

c. **Interest income**
The bank will earn an average return of 13% on its interest bearing assets in 2005 to 2007 financial years.

d. **Interest expenses**
The Bank's ratio of interest expense to average deposits will be 3% during the forecast period.

e. **Provision for loan losses**
The ratio of loan losses to total loans will be 1% or less for the forecast period.

f. **Fees, Commissions and other income**
Fees, Commissions and other income will grow at the rate of 21% in 2005, 17% in 2006 and 10% in 2007.

g. **Operating expenses**
Operating expenses to income ratio will average 58%, 52% and 50% for 2005, 2006 and 2007 respectively, while staff strength will grow by 0.75% annually.

h. **Taxation**
The effective corporate tax rate will be 25% per annum during the forecast period.

i. **Transfer to reserves**
15% of profit attributable to shareholders will be transferred to statutory reserve while 10% of profit before tax will be transferred to reserves for investment in small-scale industries. Balance of Profit After Tax (PAT) after the aforesaid and dividend payment will be transferred to General Reserves.

j. **Earnings per share**
Earnings per share is based on the effective number of shares in issue at the end of each financial period.

k. **Dividends**
The dividend policy of the bank is to pay out approximately 40% of PAT as cash dividend; therefore Dividend Per Share will be N0.60k in 2005, N0.80k in 2006 and N1.00 in 2007. All shares in issue as at March 31, will rank for dividend.

l. **Balance sheet**
The bank's balance sheet size is forecast to grow by about 18% in 2005 and 9% in 2006 and 10% in 2007.

m. **Customers**
The bank will continue to enjoy the goodwill and confidence of present and potential customers.

n. **Management**
The quality of the bank's management will be sustained during the forecast period.

o. **Other assumptions**
There will be no new share issue by the bank due to the on-going merger plans.

File No. 82-4804

UDO UDOMA & BELO-OSAGIE

BARRISTERS AND SOLICITORS

St. Nicholas House (10th Floor)
Catholic Mission Street,
P. O. Box 53123, Ikoyi,
Lagos, Nigeria.
Tel: 234-1-2634831, 263695?
2630986, 2645931-4
Fax: 234-1-2634541, 26472??
E-mail: uubo@uubo.org
Website: www.uubo.org

Port Harcourt Office:
16, Khana Street,
D/Line, Port Harcourt
Tel: 234-084-238049,
234-084-574627

Ghana Associate:
Bentsi-Enchill, Letsa & Mate,
1st Floor, East Bay Teachers,
Hall Annex, Off Barnes Road,
P.O Box 1632,Accra, Ghana.

29th April 2005

Phillips Consulting,
4th Floor, UBA House,
57 Marina,
Lagos

SecTrust,
Foreshore Towers,
12th Floor,
2A Osborne Road,
Ikoyi

UBA'S LITIGATION STATEMENT

Please find stated below, UBA's litigation statement for the purpose of inclusion in the Scheme Documents.

UBA is currently involved in 682 lawsuits of which 272 are suits instituted against the bank and 410 are suits instituted by UBA.

In the suit instituted against UBA by BTL Industries Limited, judgement was awarded against UBA by the Lagos State High Court and upheld by the Court of Appeal for a sum, which together with interest, amounted to =N=6,238,023,578.43 (six billion, two hundred and thirty eight million, twenty-three thousand, five hundred and seventy-eight Naira and forty three kobo) as at 30th June 2004. The matter is currently on appeal to the Supreme Court and, based on the opinion of counsel, the directors of UBA are of the view that the appeal will be successful. Of the other 271 suits instituted against UBA only 167 suits involve monetary claims against the bank and the total amount claimed is approximately 22 billion Naira The directors of UBA are of the opinion that a significant number of the suits lack merit and that apart from the BTL case, none of the cases pending against UBA is likely to have any material adverse effect on the bank.

UBA is claiming a total of =N=8,475,971,837.24 in the 410 cases (including debt recovery cases) in which it is acting as plaintiff.

A list of UBA's claims and litigation is available for inspection.



UDO UDOMA & BELO OSAGIE

--1ST DRAFT--

IN THE FEDERAL HIGH COURT OF NIGERIA
HOLDEN AT LAGOS

SUIT NO.

IN THE MATTER OF THE INVESTMENTS AND SECURITIES ACT CAP I24 LAWS OF THE FEDERATION OF NIGERIA 2004

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 OF THE INVESTMENTS AND SECURITIES ACT CAP. I24 LAWS OF THE FEDERATION OF NIGERIA 2004

IN RE:

1. UNITED BANK FOR AFRICA PLC (RC NO. 2457) -- 1ST APPLICANT

2. STANDARD TRUST BANK PLC (RC NO. 146695) -- 2ND APPLICANT

JOINT ORIGINATING SUMMONS BROUGHT PURSUANT TO SECTION 100 OF THE INVESTMENTS AND SECURITIES ACT CAP. I 24 LAWS OF THE FEDERATION OF NIGERIA 2004 FOR LEAVE TO CONVENE SEPARATE MEETINGS OF THE APPLICANTS' RESPECTIVE SHAREHOLDERS
TO CONSIDER A SCHEME FOR A PROPOSED MERGER

LET ALL PARTIES CONCERNED attend before the Honourable Justice sitting at the Federal High Court on .... the .... day of .... 2005 at 9 O'clock in the forenoon or so soon thereafter as Counsel may be heard on the hearing of an application by:

1. United Bank For Africa Plc, a public limited liability company incorporated under the laws of the Federal Republic of Nigeria and duly licensed to carry on banking business in Nigeria (hereinafter referred to as the "1st Applicant"), whose registered office is situate at 57 Marina, Lagos; and

2. Standard Trust Bank Plc, a public limited liability company incorporated under the laws of the Federal Republic of Nigeria and duly licensed to carry on banking business in Nigeria (hereinafter referred to as the "2nd Applicant"), whose registered office is situate at Plot 1662, Oyin Jolayemi Street, Victoria Island, Lagos.

For the following Orders:

(1) Directing each Applicant to convene a meeting of the holders of its fully paid Ordinary Shares for the purpose of considering and, if thought fit, approving with or without modification, the Scheme of Merger of the two companies in the form and context of the Scheme Document annexed herewith;

(2) That the meeting of the 1st Applicant be convened and held at.......... on the .... day of .... 2005 at ...., or so soon thereafter, and the meeting of the 2nd Applicant be convened and held at .... on the .... day of .... 2005 at ...., or so soon thereafter;

--1ST DRAFT--

IN THE FEDERAL HIGH COURT OF NIGERIA
HOLDEN AT LAGOS

SUIT NO.

IN THE MATTER OF THE INVESTMENTS AND SECURITIES ACT CAP 124 LAWS OF THE FEDERATION OF NIGERIA 2004

AND

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 THEREOF

IN RE:

1.	UNITED BANK FOR AFRICA PLC (RC NO. 2457)	-	1ST APPLICANT
2.	STANDARD TRUST BANK PLC (RC NO. 146695)	-	2ND APPLICANT

AFFIDAVIT OF URGENCY IN SURPORT OF THE ORIGINATING SUMMONS FOR LEAVE TO CONVENE COURT ORDERED MEETING

I, Jennifer Aburime, female, Christian, of 98, Awolowo Road Ikoyi, Lagos make oath and say as follows:-

1. I am a legal practitioner in the law firm of Messrs. Banwo & Ighodalo, Solicitors to the 2nd Applicant. The facts to which I depose herein have been derived in the course of my said employment and are being sworn with the consent and authority of the 1st and 2nd Applicants, in connection with an Originating Summons dated ______ , 2005 filed herein on both Applicants' behalf on even date.

2. It is desirous, subject to the convenience of this Honourable Court, that the above stated application be heard by this Honourable Court at the earliest possible time for the following reasons:

   (a) To effect the merger between the 1st and 2nd Applicants in accordance with statutory provisions, the hereinafter specified steps must be duly complied with:

      (i) Apply to the Securities and Exchange Commission (SEC) and Central Bank of Nigeria (CBN) for a pre merger consent;

      (ii) Court hearing of application to convene court-ordered meetings;

      (iii) Obtain leave of Court to convene such meetings;

      (iv) Dispatch Notice of Meetings to shareholders;

      (v) Hold Shareholders' meetings of each Applicant;

--1ST DRAFT--

IN THE FEDERAL HIGH COURT OF NIGERIA
HOLDEN AT LAGOS

SUIT NO.

IN THE MATTER OF THE INVESTMENTS AND SECURITIES ACT CAP. 124 LAWS OF THE FEDERATION OF NIGERIA 2004

AND

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 THEREOF

IN RE:

1. UNITED BANK FOR AFRICA PLC (RC NO. 2457) - 1st APPLICANT

2. STANDARD TRUST BANK PLC (RC NO. 146695) - 2nd APPLICANT

2ND APPLICANT'S AFFIDAVIT IN SUPPORT OF THE ORIGINATING SUMMONS FOR LEAVE TO CONVENE MEETING TO CONSIDER SCHEME OF MERGER

I, Chief Ferdinand Ngogo Alabraba, Male, Christian, Nigerian Citizen, Chairman of the 2nd Applicant of Plot 1662, Oyin Jolayemi Street, Victoria Island, Lagos hereby make oath and state as follows:

1. I am the Chairman of the above-named Standard Trust Bank Plc, the 2nd Applicant (hereinafter referred to as "the 2nd Applicant" or "STB") and I am duly acquainted with STB's affairs by virtue of my said position in the said Bank. I am duly authorized by the Board of STB to depose to this affidavit on its behalf.

2. This affidavit is made in support of the joint application of the Applicants by way of an Originating Summons taken out on the ..... day of .... 2005 praying that this Honourable Court direct STB to convene a meeting of the holders of its Ordinary Shares for the purpose of considering and if thought fit, agreeing, with or without modification, to a Scheme for the proposed Merger to be made between STB and the 1st Applicant, a copy of which said Scheme (hereinafter referred to as "the Scheme") is contained in the document now produced and shown to me marked Exhibit "A" (hereinafter called "the Scheme Document").

3. STB (formerly Crystal Bank of Africa Limited) was granted licence to carry on banking business by the Central Bank of Nigeria ("CBN") on the 5th of March 1990 and was duly incorporated on the 15th of March 1990. STB (then as Crystal Bank Limited) commenced operations on the 4th of June 1990. By a Special Resolution dated 30th of July 1997, the name of the Bank was changed to "Standard Trust Bank Limited" and the said change was effected at the Corporate Affairs Commission ("CAC"). The document now produced, shown to me and attached hereto marked Exhibit "B" is a copy of STB's re-issued Certificate of Incorporation dated 31st of

July, 1997, and the document now produced and shown to me and attached hereto marked Exhibit "B1" is a copy of STB's banking licence issued by the CBN.

4. By a special resolution dated 19th July 2002, subsequently approved by the CAC, STB was registered as a public company and accordingly its name changed to "Standard Trust Bank Plc". The document now produced, shown to me and attached hereto marked Exhibit "B2" is a copy of STB's Certificate of Incorporation dated 4th day of October 2002 evincing STB's new status and change of name. In March 2004, STB offered its shares to the public by way of an Initial Public Offer, and listed its entire issued share capital on the floor of the Nigerian Stock Exchange.

5. STB's registered office is situate at Plot 1662, Oyin Jolayemi Street, Victoria Island, Lagos.

6. The objects for which STB was established are set out in its Memorandum of Association, its main object being "the carrying on of banking business". The document now produced and shown to me marked Exhibit "C" is a Certified True Copy of the Memorandum and Articles of Association of the Bank.

7. (i) At incorporation on 15th March 1990, STB had an authorised share capital of ₦25,000,000 comprising 25,000,000 ordinary shares of ₦1.00 each. Its issued and fully paid-up share capital was ₦10,050,000 comprising 10,050,000 ordinary shares of ₦1 each.

(ii) By resolution dated ...., the authorized share capital was increased to ₦50,000,000 by the creation of additional 25,000,000 Ordinary shares of ₦l each.

(iii) *By a resolution dated ...., the authorized share capital was increased to ₦100,000,000 by the creation of additional 50,000,000 Ordinary Shares of ₦1 each.*

(iv) By resolution dated 5th August 1995, the authorized share capital was increased to ₦250,000,000 by the creation of additional 150,000,000 Ordinary shares of ₦1 each.

(v) By resolution dated 9th December 1996, the authorized share capital was increased to ₦750,000,000 by the creation of additional 500,000,000 Ordinary shares of ₦1 each.

(vi) By resolution dated 14th May 1998, the authorized share capital was increased to ₦1,000,000,000 by the creation of additional 250,000,000 Ordinary shares of ₦1 each.

(vii) By resolution dated 30th June 1998, the authorized share capital was increased to ₦1,250,000,000 by the creation of additional 250,000,000 Ordinary shares of ₦1 each.

(viii) By resolution dated 7th November 2000, the authorized share capital was increased to ₦2,000,000,000 by the creation of additional 750,000,000 Ordinary shares of ₦1 each.

(ix) By resolution dated 19th July 2002 the authorized share capital was increased to N3,000,000,000 by the creation of additional 1,000,000,000 Ordinary shares of N1 each.

(x) At an Extra-Ordinary General Meeting held on 19th July 2002, it was resolved that pursuant to Section 100 of the Companies and Allied Matters Act Cap 59 Laws of the Federation of Nigeria 1990, and Article 6 of the Bank's Memorandum and Articles of Association, each of the existing fully paid up ordinary shares of ₦1 in the capital of the Bank be sub-divided into two (2) ordinary shares of 50 kobo each.

(xi) By resolution dated 7th October 2004, the authorized share capital was increased to its present sum of N4,000,000,000 by the creation of an additional 2,000,000,000 Ordinary shares of 50 Kobo each.

Now produced and shown to me and collectively marked Exhibit "D", are copies of the Letters and Certificates issued by the CAC confirming the registration of the Bank's said increases in share capital.

8. The issued and fully paid up share capital of the 2nd Applicant is now ₦2,781,267,350 divided into 5,562,534,700 Ordinary Shares of 50k each.

9. Pursuant to a directive of the CBN (handed down by the CBN Governor on the 6th day of July 2004) all banks operating in Nigeria were mandated to increase and or enhance their total shareholders' funds to a minimum sum of ₦25 billion by the end of December 2005. An objective of the CBN directive is the creation of more efficient, more responsive mega banks in Nigeria through mergers and consolidations.

10. Further to the averments contained in paragraph 9 herein and to assure the creation of an operationally efficient, well run and highly capitalised banking entity, it is the desire of the Applicants to merge and consolidate their business relationship, exploit synergies, ensure future growth, and assure enhanced returns to their shareholders by merging the activities of the 2nd Applicant with those of the 1st Applicant so that the whole of the 5,562,534,700 issued and fully paid Ordinary shares of 50 kobo each in the capital of the 2rd Applicant shall be surrendered and cancelled and all the 2nd Applicant's assets, liabilities and undertakings be transferred to and vested in the 1st Applicant in exchange for the allotment of the 1st Applicant's shares to the holders of the ordinary shares of the 2nd Applicant in accordance with the provisions of the Scheme Document. Specific details of the Scheme are set out on pages ... to... of the Scheme Document (Exhibit A).

11. The Applicants have been advised by their respective Financial and Legal Advisers that the consolidation of both banks could best be carried out by means of a Scheme of Merger pursuant to Section 100 of the Investments and Securities Act Cap. 124 Laws of the Federation of Nigeria 2004 ("the ISA"), under the terms and in the form of the Scheme as contained in the Scheme Document, and in accordance with the directives and guidelines of the Central Bank of Nigeria on Bank consolidation.

12. The Board of Directors of STB has, subject to compliance with statutory requirements, approved its merger with the 1st Applicant in accordance with the

terms and conditions contained in the Scheme and approved the issuance of the draft document containing the Scheme. A copy of the
extracts of the Minutes of the proceedings of the meeting of the Board of Directors of the Bank whereat the Scheme of the proposed Merger was approved is now produced and shown to me, marked Exhibit "E".

13. Clause 3 (pp) of the object clause in the Memorandum of Association of the Bank permits the 2nd Applicant to participate in the Scheme.

14. In accordance with regulatory and statutory provisions, the pre-merger consent of the Central Bank of Nigeria (CBN) has been obtained for this transaction, and the Securities and Exchange Commission (SEC) has issued a "no objection" letter in relation thereto. Copies of the CBN pre-merger consent and the SEC "no objection" letter are now produced, shown to me and attached hereto marked Exhibits "F" and "G" respectively.

15. It is proposed that the Scheme shall be presented to the holders of the Ordinary shares in the capital of the 2nd Applicant for their consideration and approval, at a meeting of such shareholders directed to be convened by this Honourable Court pursuant to the provisions of Section 100 of the ISA.

16. It is suggested that the said meeting be held in ..... on the ... day of ... 2005 or so soon thereafter.

17. Notices of the meeting and a copy of the Scheme Document (incorporating an Explanatory Statement to the shareholders of both the 1st and 2nd Applicant) shall be sent by pre-paid post to the addresses of the shareholders appearing in the Register of Members of the 2nd Applicant. In addition, the said Notice shall be advertised in two national daily newspapers and the advertisements shall specify the addresses where shareholders who do not receive their mailed notices and Scheme Document in good time, can obtain copies of the Scheme Document. A copy of the Notice of the proposed meeting of the 2nd Applicant is set out on the pages ... to... of the Scheme Document.

18. It is also proposed that the meeting of the 2nd Applicant be convened and held in accordance with the provisions of its Articles of Association, and that I, the deponent, be appointed Chairman of such meeting. It is further suggested that this Honourable Court order that in the event I am incapacitated and or unable to Chair the meeting, Mr. Tony Onyemaechi Elumelu, Managing Director of the 2nd Applicant, act as Chairman of the said meeting, in my stead. Where either Mr. Elumelu or myself are incapacitated or unable to attend the meeting, I propose that any of the other directors present thereat and so elected, act as Chairman of the said meeting.

19. Voting at the meeting shall be by poll.

20. If the Scheme is agreed to by the prescribed statutory majority, it is proposed, in accordance with statutory and regulatory provisions, to refer the Scheme to the SEC and CBN for approval. If the SEC and CBN each approve the Scheme, the Reports of the Court Ordered Meetings will be presented with a Petition to this Honourable Court, (pursuant to Section 100(3) of the ISA) praying that the Scheme be sanctioned, with or without modification.

--1ST DRAFT--

IN THE FEDERAL HIGH COURT OF NIGERIA
HOLDEN AT LAGOS

SUIT NO.

IN THE MATTER OF THE INVESTMENTS AND SECURITIES ACT CAP 124 LAWS OF THE FEDERATION OF NIGERIA 2004

AND

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 THEREOF

IN RE:

1. UNITED BANK FOR AFRICA PLC (RC NO. 2457) - 1ST APPLICANT

2. STANDARD TRUST BANK PLC (RC NO. 146695) - 2ND APPLICANT

AFFIDAVIT OF URGENCY IN SURPORT OF THE ORIGINATING SUMMONS FOR LEAVE TO CONVENE COURT ORDERED MEETING

I, Jennifer Aburime, female, Christian, of 98, Awolowo Road Ikoyi, Lagos make oath and say as follows:-

1. I am a legal practitioner in the law firm of Messrs. Banwo & Ighodalo, Solicitors to the 2nd Applicant. The facts to which I depose herein have been derived in the course of my said employment and are being sworn with the consent and authority of the 1st and 2nd Applicants, in connection with an Originating Summons dated ______ , 2005 filed herein on both Applicants' behalf on even date.

2. It is desirous, subject to the convenience of this Honourable Court, that the above stated application be heard by this Honourable Court at the earliest possible time for the following reasons:

   (a) To effect the merger between the 1st and 2nd Applicants in accordance with statutory provisions, the hereinafter specified steps must be duly complied with:

      (i) Apply to the Securities and Exchange Commission (SEC) and Central Bank of Nigeria (CBN) for a pre merger consent;

      (ii) Court hearing of application to convene court-ordered meetings;

      (iii) Obtain leave of Court to convene such meetings;

      (iv) Dispatch Notice of Meetings to shareholders;

      (v) Hold Shareholders' meetings of each Applicant;

21. I am of the very firm belief that the proposed merger of the 1st and 2nd Applicants as contained in the Scheme Document is fair and reasonable.

22. I, **Chief Ferdinand Ngogo Alabraba,** depose to this affidavit in the utmost good faith, honestly and conscientiously believing the same to be true.

DEPONENT

SWORN to the Federal High Court Registry,
24 Oyinkan Abayomi Drive, Ikoyi, Lagos,
this _______ day of _______, 2005.

BEFORE ME

COMMISSIONER FOR OATHS

For Service On:

The 1st Applicant, through its Counsel
Udo Udoma & Belo Osagie
St. Nicholas House
Catholic Mission Street
Lagos

IN THE FEDERAL HIGH COURT OF NIGERIA
IN THE LAGOS JUDICIAL DIVISION
HOLDEN AT LAGOS

SUIT NO. FHC/L/CS/......./2005

IN THE MATTER OF THE INVESTMENT AND SECURITIES ACT 1999

AND

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 OF THE INVESTMENT AND SECURITIES ACT 1999

IN THE MATTER OF THE MERGER BETWEEN:

1. UNITED BANK FOR AFRICA PLC (RC NO. 2457) - 1ST APPLICANT

2. STANDARD TRUST BANK PLC (RC NO. 146695) - 2ND APPLICANT

ORIGINATING SUMMONS EX PARTE
BROUGHT PURSUANT TO SECTION 100
OF THE INVESTMENTS AND SECURITIES ACT 1999
FOR LEAVE TO CONVENE MEETINGS OF THE APPLICANTS' SHAREHOLDERS
TO CONSIDER A SCHEME OF MERGER

LET ALL PARTIES CONCERNED attend before the Honourable Justice .... sitting at the Federal High Court, Lagos on .... the ....day of .... 2005, at the hour of 9 O'clock in the forenoon or so soon thereafter as Counsel may be heard on an application by:

1. **UNITED BANK FOR AFRICA PLC** (hereinafter referred to as 'the 1st Applicant"), whose registered office is situate at UBA House, 57 Marina, Lagos; **AND**

2. **STANDARD TRUST BANK PLC** (hereinafter referred to as "the 2nd Applicant") whose registered office is situate at Plot 1662, Oyin Jolayemi Street, Victoria Island, Lagos,

for the following orders: AN ORDER -

i) Directing each Applicant to convene a separate meeting of the holders of its fully paid up ordinary shares for the purpose of considering and, if thought fit, approving with or without modification, the Scheme of Merger between the two companies in the form and content of the Scheme Document annexed hereto.

ii) That a meeting of the shareholders of the 1st Applicant be convened and held on the ...... day of .... 2005 at ....Abuja, and the meeting of the 2nd Applicant be convened and held on the .... day of .... 2005 at ....

iii) That the meetings be held and conducted in the manner that the General meetings of the respective Applicants are normally convened and held in accordance with the provisions of their respective Articles of Association, save that,

a) Kayode Sofola (SAN), the Chairman of the 1st Applicant, be appointed Chairman of the meeting relating to the 1st Applicant or failing him ......, a director of the 1st Applicant, be appointed as Chairman of the meeting.

b) Chief Ferdinand Ngogo Alabraba, the Chairman of the 2nd Applicant, be appointed Chairman of the meeting relating to the 2nd Applicant or failing him that Mr. Tony Onyemaechi Elumelu, Managing Director of the 2nd Applicant, be appointed as Chairman of the meeting.

c) Voting at such meetings should be by poll.

iv) Directing that if the respective meetings approve the Scheme by a majority representing not less than three quarters in value of the shares of members being present and voting either in person, or by proxy, and thereafter upon the approval of the Securities and Exchange Commission, and the Central Bank of Nigeria that the Reports of the Court Ordered Meetings be presented to the Court along with the Applicants' Petition for an Order of this Honourable Court to sanction the Scheme.

AND for such further order or orders as the Court may deem fit to make in the circumstances of this matter.

Dated this ....day of 2005

This Summons was jointly taken out by:

UDO UDOMA & BELO-OSAGIE
1st Applicant's Solicitors
Nicholas House (10th Floor)
Catholic Mission St., Lagos.

BANWO & IGHODALO
2nd Applicant's Solicitors
98 Awolowo Road
Ikoyi, Lagos.

WALI UWAIS AND CO.
2nd Applicant's Solicitors
3, Chari Close
Maitama , Abuja

ERNST & YOUNG
RC. No 182296

Chartered Accountants
Ebani House (Marina Side),
62, Marina,
P. O. Box 2442, Marina,
Lagos, Nigeria.

Phone: (01) 266-1462, 266-2833
(01) 266-2881, 266-5534
Fax: (01) 266-2709, 264-0742
E-mail:Eyng@linkserve.com.ng

March 8, 2005

The Directors
United Bank of Africa Plc
UBA House
57, Marina
Lagos

Gentlemen,

ACCOUNTANTS' REPORT ON THE AUDITED FINANCIAL STATEMENTS OF UNITED BANK FOR AFRICA PLC FOR FIVE YEARS ENDED MARCH 31 2004 AND SIX MONTHS TO SEPTEMBER 30, 2004

We have reviewed the audited Financial Statements of United Bank for Africa Plc for the five years ended March 30, 2004 and six months to September 30, 2004. The financial statements were prepared under the historical cost convention. Akintola Williams Deloitte & Touche were the auditors of the Bank for the years ended March 31, 2002, 2003, 2004 and six months to September 30, 2004 while KPMG Audit and Akintola Williams Adetona, Isichei & Co were the joint auditors for the years ended March 31, 2000 and 2001.

The Directors are responsible for the preparation of the financial statements.

Our review of the financial statements has been limited primarily to the work papers of the external auditors of the Bank and enquiries of the Bank's personnel and analytical procedures applied to the financial data. We have not performed an audit and accordingly, we do not express an audit opinion.

The summarised balance sheets, profit and loss accounts and statements of cash flows set out below are based on the audited financial statements of United Bank for Africa Plc after making such adjustments as we considered necessary.

In our opinion, the financial statements prepared on the basis of accounting policies normally adopted by the Bank give a true and fair view of the state of affairs of United Bank of Africa Plc and of the profit and cash flows for each of the years ended March 31, 2000, 2001, 2002, 2003, 2004 and six months to September 30, 2004.

Without qualifying our opinion above, we draw attention to note 18(ii) to the financial statements. The Bank has filed an appeal to the Supreme Court as defendant against a judgement awarded by the Court of Appeal against the bank for a sum of N6.238 billion. The ultimate outcome of the matter cannot presently be determined, and a provision of N500 million has been made in the financial statements for any liability that may result.

Yours faithfully,



1. STATEMENT OF ACCOUNTING POLICIES

The significant accounting policies adopted by the Bank in the preparation of its financial statements are as follows:

1. Basis of accounting

The financial statements are prepared under the historical cost convention and in compliance with the provisions of the Statement of Accounting Standard on accounting for Banks and Non-Bank Financial Institutions issued by the Nigerian Accounting Standard Board.

2. Basis of Consolidation

The Group financial statements include the financial statements of the Bank and its wholly owned subsidiary, UBA Capital and Trust Limited, for the years ended March 31, 2000, 2001, 2002, 2003, 2004 and six months to September 30, 2004.

3. Loans and Advances

Loans and advances are stated net of provisions for doubtful debts. This provision is determined from specific assessment of each customer's account. Specific provisions are made against bad and doubtful debts for which principal and/or interest repayments are overdue for 90, 180 and 360 days at 10%, 50% and 100% respectively. 1% general provision is made on performing loans and advances.

4. Income Recognition

i) Interest income is recognized on accrual basis. Interest overdue for more than 90 days is suspended and recognized on cash basis only.
ii) Credit related fee income is deferred and amortised over the life of the related credit risk, where it constitutes at least 10% of the projected annual yield of the related facility.
iii) Non-credit related fee income is recognized at the time the service or the related transactions are effected.

5. Advances Under Finance Leases

Advances to customers under finance leases are stated net of principal repayments. Lease finance income is recognized in a manner, which provides a constant yield on the outstanding principal over the lease term.

6. Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at rates calculated to write off the cost of each asset over its estimated useful life, at the following annual rates:

Leasehold land	over the period of the lease
Leasehold building	2.5%
Motor vehicles	25%
Other fixed assets	5% to 25%

Gains or losses arising from the disposal of fixed assets are included in the profit and loss account.

7. Foreign Currency Items

i) Foreign currencies are translated to Naira at the rates of exchange ruling at the dates of such transactions. Assets and liabilities denominated in foreign currency are converted to Naira at the rate of exchange ruling at the balance sheet date and the resultant profit and loss on exchange is taken to the profit or loss account.

ii) The exchange gain or loss arising on translation of Head Office investments in New York and Grand Cayman Island branches is transferred to Exchange Difference Reserve Account.

8. Investments

Investments are stated at cost. It is the Bank's policy to hold its investments till maturity. However, provision is made for any diminution in value of investments, which are doubtful of full realization.

9. Deferred taxation

Provision for deferred tax is made for all significant timing differences arising from the recognition of items of income and expenditure in different periods for accounting and taxation purposes. The provision is calculated at current rates of taxation at the balance sheet date.

10. Staff Provident Fund Scheme

The bank operates a defined contribution scheme for its employees. The scheme is fully funded by the bank and is independent of the banks finances and is managed by UBA Capital and Trust Company Limited.

11. Employee Savings Plan

The bank also operates an Employee Savings Plan that is funded exclusively by employee contributions and managed by UBA Capital and Trust Company Limited.

2. BALANCE SHEET OF UBA

AS AT	NOTE	6 Months Ended Sept 30, 2004	<------------------YEAR ENDED				------------------>
			March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000
		N'M	N'M	N'M	N'M	N'M	N'M
USE OF FUNDS							
Cash and short term funds	1	86,162	90,209	92,999	103,870	87,721	54,062
Bills discounted	2	43,672	40,497	31,448	30,268	47,823	34,499
Investments	3	19,373	3,460	2,173	1,017	1,019	1,087
Loans and Advances	4	62,603	56,136	46,076	40,135	23,106	17,325
Other assets	5	8,073	15,343	25,579	19,998	23,487	9,846
Fixed Assets	6	6,111	6,379	5,596	4,908	4,876	4,015
		225,994	**212,024**	**203,871**	**200,196**	**188,032**	**120,834**
LIABILITIES							
Deposits		170,617	151,929	142,427	131,866	133,135	82,518
Other Liabilities	7	29,622	33,700	43,669	55,996	44,564	29,600
Taxation	8	2,161	2,373	1,990	1,343	976	1,380
Deferred taxation	9	1,108	1,104	884	364	290	-
Borrowings	10	2,514	3,385	-	-	-	-
		206,022	**192,491**	**188,970**	**189,569**	**178,965**	**113,498**
CAPITAL AND RESERVES							
Shares capital	11	1,530	1,275	1,275	850	850	500
Other reserves	12	18,442	18,258	13,626	9,777	8,217	6,836
Shareholders' Funds		19,972	19,533	14,901	10,627	9,067	7,336
		225,994	**212,024**	**203,871**	**200,196**	**188,032**	**120,834**
Acceptances, Guarantees and other Obligations for Account of Customers							
(And Customers' Liability thereon)	13	72,809	81,719	48,371	22,543	7,523	11,121

3. PROFIT AND LOSS ACCOUNTS

	NOTE	Ended Sept 30, 2004	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000
		N'M	N'M	N'M	N'M	N'M	N'M
GROSS EARNINGS		12,181	24,510	24,194	22,521	19,387	19,028
Interest and Discount income	14	6,271	15,155	15,183	14,966	13,889	14,409
Interest Expenses	15	(809)	(3,107)	(3,676)	(5,058)	(5,905)	(5,423)
		5,462	12,048	11,507	9,908	7,984	8,986
Loan loss and other provision		30	(161)	(3,205)	(1,030)	(340)	(916)
Net interest Margin		5,492	11,887	8,302	8,878	7,644	8,070
Other Banking income	16	5,910	9,355	9,011	7,555	5,498	4,619
		11,402	21,242	17,313	16,433	13,142	12,689
Depreciation		(786)	(1,360)	(1,150)	(1,010)	(783)	(664)
Other Operating Expenses		(7,337)	(13,272)	(11,035)	(12,002)	(10,677)	(8,019)
PROFIT BEFORE TAXATION AND EXCEPTIONAL ITEMS		3,279	6,610	5,128	3,421	1,682	4,006
Exceptional items	17	-	(600)	-	(949)	-	-
Profit before taxation		3,279	6,010	5,128	2,472	1,682	4,006
Taxation	8	(837)	(1,485)	(1,848)	(906)	(413)	(828)
PROFIT AFTER TAXATION		2,442	4,525	3,280	1,566	1,269	3,178
APPROPRIATIONS							
Statutory Reserve		366	679	492	235	190	477
Small Scale Industries Reserve		328	601	513	247	168	-
Bonus issue Reserve		-	255	-	425	-	350
General Reserve		1,748	1,460	1,127	149	486	1,501
Dividend - Proposed		-	1,530	1,148	510	425	850
		2,442	**4,525**	**3,280**	**1,566**	**1,269**	**3,178**
PER 50K SHARE (NAIRA)							
Earnings per share (unadjusted)		N0.80	N1.77	N1.29	N0.92	N0.75	N3.18

Earnings per share (adjusted)	N0.80	N1.48	N1.07	N0.51	N0.41	N1.04
Dividend per share (unadjusted)	-	N0.60	N0.45	N0.30	N0.25	N0.85
Dividend per share (adjusted)	-	N0.60	N0.45	N0.20	N0.17	N0.33

4. STATEMENTS OF CASH FLOWS

	6 Months ended Sept. 30, 2004 ₦'M	<----YEAR ENDED---- March 31, 2004 ₦'M	March 31, 2003 ₦'M	March 31, 2002 ₦'M	March 31, 2001 ₦'M	March 31, 2000 ₦'M
OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL						
Gross earnings	12,181	24,510	24,194	22,521	19,387	19,028
Interest expenses	(809)	(3,107)	(3,676)	(5,058)	(5,905)	(5,423)
Provision on doubtful debts	30	(513)	(3,205)	(1,030)	(340)	(916)
Payment to employees and suppliers	(7,337)	(13,272)	(11,035)	(12,002)	(10,677)	(8,019)
Exceptional items	-	(600)	-	(949)	-	-
Profit on sale of fixed assets	4	(109)	18	18	(10)	(16)
(Increase)/decrease in exchange reserves	(1,959)	1,637	2,144	504	887	(393)
Exchange difference on fixed assets	-	(4)	(7)	(2)	(2)	(3)
	2,110	8,542	8,433	4,002	3,340	4,258
WORKING CAPITAL CHANGES						
Increase in deposit & current accounts	18,688	9,502	10,561	(1,269)	50,617	9,311
(decrease)/increase in other liabilities	(4,078)	(9,999)	(9,531)	11,576	15,387	8,247
Increase in borrowing	(871)	3,385	-	-	-	-
(Increase)/decrease in loan and advances	(6,459)	(10,060)	(5,941)	(17,029)	(5,781)	7,289
Increase/(decrease) in other assets	7,270	10,235	(8,966)	3,262	(13,641)	1,124
	16,660	**11,605**	**(5,444)**	**542**	**49,922**	**30,229**
Taxation paid	(1,106)	(882)	(681)	(465)	(527)	(404)
NET CASH INFLOW/(OUTFLOWS) FROM OPERATING ACTIVITIES	**15,554**	**10,723**	**(6,125)**	**77**	**49,395**	**29,825**
CASH FLOW ON INVESTING ACTIVITIES						
Purchase of fixed assets	(521)	(2,235)	(1,949)	(1,088)	(1,646)	(1,255)
Prior year adjustment	-	-	(2)	-	-	-
Sale/(purchase) of investment	(15,913)	(1,287)	(1,155)	2	70	(192)
Proceeds of sale of fixed asset	8	206	50	28	14	43
NET CASH OUTFLOWS FROM INVESTING ACTIVITIES	**(16,426)**	**(3,316)**	**(3,056)**	**(1,058)**	**(1,562)**	**(1,404)**
CASH FLOWS FROM FINANCING ACTIVITIES:						
Purchase of treasury bills	(3,175)	(9,049)	(1,180)	17,555	(13,324)	(21,152)
Dividend paid	-	(1,148)	(510)	(425)	(850)	(580)
NET CASH (OUTFLOWS)/INFLOWS FROM FINANCING ACTIVITIES	**(3,175)**	**(10,197)**	**(1,690)**	**17,130**	**(14,174)**	**(21,732)**
NET (INCREASE)/DECREASE IN CASH AND SHORT TERM FUND	(4,047)	(2,790)	(10,871)	16,149	33,659	6,689
Opening cash and Short term fund	90,209	92,999	103,870	87,721	54,062	47,373
CLOSING CASH AND SHORT TERM FUNDS	**86,162**	**90,209**	**92,999**	**103,870**	**87,721**	**54,062**

5. NOTES TO THE FINANCIAL STATEMENTS

	6 Months ended Sept. 30, 2004	<------------------YEAR ENDED			------------------->	
		March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000
	₦'M	₦'M	₦'M	₦'M	₦'M	₦'M
1 Cash and Short-term Funds						
i. Cash and short-term funds comprise:						
Cash	3,626	2,908	3,074	2,309	2,415	2,077
Balances with, and cheque in course of collection on other banks:						
In Nigeria	4,172	4,551	5,055	1,608	23,775	12,617
Abroad	14,959	25,666	22,275	39,590	22,912	7,530
Money at call with banks:						
In Nigeria	2,439	4,914	10,741	5,479	189	219
Abroad	51,579	44,382	41,144	45,749	30,458	22,402
	76,775	82,421	82,289	94,735	79,749	44,845
Provision for Interbank Placement	-	-	(19)	(19)	(19)	(19)
	76,775	82,421	82,270	94,716	79,730	44,826
ii. Cash reserve deposit						
Balance at April 1,	7,788	10,729	9,154	7,991	9,236	3,415
(Release)/additions during the year	1,599	(2,941)	1,575	1,163	(1,245)	5,821
Balance at the end of period/year	9,387	7,788	10,729	9,154	7,991	9,236
Total cash and short term funds	86,162	90,209	92,999	103,870	87,721	54,062
2 Government Securities						
* Nigerian government treasury bills/CBN certificate	38,672	35,497	31,448	30,268	47,823	34,499
* 1st FGN Bond	5,000	5,000	-	-	-	-
	43,672	40,497	31,448	30,268	47,823	34,499
3 Investments						
i. Quoted investments	312	317	326	326	339	339
ii. Other investments	16,791	2,067	1,721	615	415	304
iii. Investments of subsidiary company - UBA Capital & Trust Limited Other Investments of subsidiary company	2,270	1,076	126	76	265	444
Total Net Investments	19,373	3,460	2,173	1,017	1,019	1,087

	6 Months ended Sept. 30, 2004	<------------------YEAR ENDED ------------------>				
		March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000
	₦'M	₦'M	₦'M	₦'M	₦'M	₦'M
4 LOANS AND ADVANCES						
i. Loans and advances comprise:						
Secured against real estate	9,000	7,564	8,385	5,289	3,989	2,924
Otherwise secured	48,835	34,158	35,755	23,882	18,011	13,205
Unsecured	7,559	17,133	6,038	11,979	9,041	6,624
	65,394	58,855	50,178	41,150	31,041	22,753
Less:						
Provision under prudential guidelines	(2,791)	(2,719)	(4,102)	-1,015	-7,935	-5,428
	62,603	56,136	46,076	40,135	23,106	17,325
ii. The loans and advances are classified as follows:						
Performing	61,675	56,569	45,932	39,764	22,846	16,811
Non-performing:						
* Principal	3,257	1,926	3,398	1,230	3,890	3,858
* Unpaid interest	462	360	848	156	4,305	2,084
	65,394	58,855	50,178	41,150	31,041	22,753
5 OTHER ASSETS						
Payments in advance and sundry accounts	2,845	7,993	21,140	18,809	17,065	5,908
Accounts receivable	2,087	1,817	1,051	2,522	6,583	4,029
Items in transit between branches (net)	4,311	7,041	5,191		-	-
	9,243	16,851	27,382	21,331	23,648	9,937
Less:						
Provision under Prudential Guidelines	(1,170)	(1,508)	(1,803)	(1,333)	(161)	(91)
	8,073	15,343	25,579	19,998	23,487	9,846
6 FIXED ASSETS						
COST:						
Land and Buildings	3,041	2,965	2,641	2,499	2,246	2,035
Machinery, Furniture & Fittings	8,709	8,680	7,134	5,507	4,648	3,243
Motor vehicles	867	935	1,287	1,233	1,211	834
Construction in Progress	503	216	-	86	218	607
	13,120	12,796	11,062	9,325	8,323	6,719
DEPRECIATION:						
Land and Buildings	619	578	502	433	371	316
Machinery, Furniture & Fittings	5,766	5,192	4,056	3,148	2,423	1,872

Motor vehicles	624	647	908	836	653	516
Construction in Progress	-	-	-	0	0	-
	7,009	6,417	5,466	4,417	3,447	2,704
NET BOOK VALUE	6,111	6,379	5,596	4,908	4,876	4,015

	6 Months ended Sept. 30, 2004 N'M	<----YEAR ENDED				--->
		March 31, 2004 N'M	March 31, 2003 N'M	March 31, 2002 N'M	March 31, 2001 N'M	March 31, 2000 N'M
7 OTHER LIABILITIES						
Creditors, accrued charges and provisions (including accounts payable)	15,424	16,657	41,231	50,197	31,940	21,446
Items in transit between branches		-	-	2,920	7,667	3,679
Customers deposits for foreign exchange	14,014	15,471	1,248	2,333	4,301	3,484
Unclaimed dividends due to Nigerian Shareholders	-	-	-	-	195	139
Dividend:						
* Unremitted	184	42	42	36	36	2
* Proposed	-	1,530	1,148	510	425	850
	29,622	33,700	43,669	55,996	44,564	29,600
8 TAXAT ION PAYABLE						
i. Per profit and loss account						
* Income tax charge	833	1,096	1,208	422	329	943
* Education tax	-	108	120	59	49	95
* Capital gains tax	-	-	-	1	1	-
Under provision	-	61	-	350	(256)	(210)
	833	1,265	1,328	832	123	828
Deferred	4	220	520	74	290	-
Charge for the year	837	1,485	1,848	906	413	828
ii. At April 1,	2,373	1,990	1,343	976	1,380	956
Payment during the year	(1,045)	(882)	(681)	(465)	(527)	(404)
Current year charges	833	1,265	1,328	832	123	828
Balance at the end of the period/year	2,161	2,373	1,990	1,343	976	1,380
9 DEFERRED TAXATION						
Balance at the beginning	1,104	884	364	290	-	-
Addition	4	220	520	74	290	-
Balance at the end of the period/year	1,108	1,104	884	364	290	-

The Bank's exposure to deferred tax (which relates to timing differences in recognition of depreciation and capital allowances on fixed assets) has been provided for in the financial statements.

10. **BORROWINGS**

This represents the Naira value of a line of credit provided by African Development Bank (ADB). The bank utilized the proceeds of the credit for project finance and medium term funding to its corporate clients. The bank is expected to repay the line of credit over a period of 4 years. The corresponding asset for this amount is included in loans and advances.

		6 Months ended Sept. 30, 2004	<------YEAR ENDED				------>
			March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000
		N'M	N'M	N'M	N'M	N'M	N'M
11	**SHARE CAPITAL**						
	Authorised: Ordinary shares of 50k each (2000 - 2004: 50k each)	2,000	2,000	2,000	2,000	1,000	1,000
	Issued and fully paid						
	At April 1,	1,275	1,275	850	850	500	500
	Bonus issue reserve	255	-	425	-	350	-
		1,530	1,275	1,275	850	850	500
	Ordinary shares of 50k each (2000 - 2004)						
12	**RESERVES**						
	Capital	22	22	22	22	22	22
	Statutory reserve	3,379	3,013	2,334	1,842	1,607	1,417
	Exchange Differences	5,028	7,031	5,394	3,252	2,748	1,861
	General	8,156	6,408	4,948	3,821	3,672	3,186
	Bonus issue reserve	-	255	-	425	-	
	Small Scale Industries	1,857	1,529	928	415	,168	-
		18,442	18,258	13,626	9,777	8,217	6,486
13	**CONTRA ITEMS**						
	Contra Items are made up of:						
	Bonds and guarantees issued to third parties	29,783	28,371	22,056	20,177	7,405	10,480
	Acceptances	22,309	16,327	8,408	2,216	10	608
	Confirmed letters of credit and liability to customers thereon	20,717	37,021	17,907	150	108	33
		72,809	81,719	48,371	22,543	7,523	11,121
14	**INTEREST AND DISCOUNT INCOME**						
	Non-bank sources:						
	Loans and advances	3,291	8,313	6,870	6,205	5,174	5,737
	Treasury income	2,555	4,911	6,114	7,158	7,427	7,610
	Bank sources:						
	Placements with local banks	75	1,056	1,196	484	181	161
	Placements with foreign banks	350	875	1,003	1,119	1,107	901
		6,271	15,155	15,183	14,966	13,889	14,409

15 **INTEREST EXPENSES**

Non-Bank sources:						
Savings	471	819	985	1,043	996	535
Current accounts	284	833	946	580	1,632	629
Time deposits	-	1,247	1,535	3,089	2,789	3,780
Bank sources						
Deposits from banks in Nigeria	54	208	210	346	488	479
	809	3,107	3,676	5,058	5,905	5,423

	6 Months ended Sept. 30, 2004 N'M	<--- YEAR ENDED March 31, 2004 N'M	March 31, 2003 N'M	March 31, 2002 N'M	March 31, 2001 N'M	March 31, 2000 N'M --->
16 OTHER INCOME						
Income from foreign exchange transactions	258	649	1,378	1,288	1,074	832
Commission on letters of credit and bills collected	1,006	2,291	640	676	175	180
Commission on turnover	1,177	2,326	1,981	2,173	2,656	2,449
Commission on transfers and guarantees	38	154	96	81	37	55
Financial services commissions	1,764	2,123	3,335	2,684	502	437
Income from managed funds	-	-	-	409	239	331
Others	1,667	1,812	1,581	244	815	335
	5,910	9,355	9,011	7,555	5,498	4,619

17 **EXCEPTIONAL ITEMS**

Provision - other assets	-	600	-	-	-	-
Staff Severance	-	-	-	231	-	-
Write off of long outstanding items	-	-	-	718	-	-
	-	600	-	949	-	-

18. CONTINGENT LIABILITY

At March 31, 2004, Contingent liabilities are in respect of:

i. Litigation against the Bank amounting to N832 million. The actions are being contested and the directors are of the opinion that no significant liability will arise therefrom.

ii. Judgement in the sum of N6.238 billion was awarded against the Bank in the case of BTL industries Limited Vs. UBA Plc. The Bank is currently on appeal to the Supreme Court. The Supreme Court granted a stay of the judgment of the Court of Appeal on the condition that UBA produces acceptable Bank guarantees to cover the entire judgment sum. The Directors are of the opinion that it is unlikely to have a material adverse effect on the Bank. However, a provision of N500 million has been made in these Financial Statements.

19. SUBSEQUENT EVENTS

On July 12, 2004, the Central Bank of Nigeria announced a new requirement for banks to attain N25 billion shareholders' funds by December 31, 2005.

No. Of Company 2457

THE FEDERAL REPUBLIC OF NIGERIA

THE COMPANIES & ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

Memorandum

and

Articles of Association

OF

UNITED BANK FOR AFRICA PLC.

Incorporated the 23rd day of February 1961





THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTION OF

UNITED BANK FOR AFRICA PLC

RC 2457

DULY STAMPED

10/12/04

Commissioner of Stamp Duties

PURSUANT TO SECTIONS 45(4) AND 48(1) & (2) OF THE COMPANIES AND ALLIED MATTERS ACT 1990

At the 43rd Annual General Meeting of United Bank for Africa Plc held on the September 30, 2004 at the Hotel Presidential, Port Harcourt, the following special resolution was passed:



Certified True Copy
SIGN
24 DEC 2004
COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION
Certified True Copy
SIGN
17 DEC 2004
COMPANIES INCORP.
CORPORATE AFFAIRS
VERIFICATION
17 DEC 2004
APPROVED BY
SIGN

(c) That the Memorandum of Association be amended in the manner set out hereunder that is to say:

[i] By deleting the present clause 6 and substituting therefore the new clause:

"The capital of the Bank is N6,000,000,000 divided into 12,000,000,000 ordinary shares of 50k each."

(d) That the Articles of Association be amended in the manner set out hereunder that is to say:

[i] By deleting Article 10 and substituting therefore the new Article:

"The capital of the Bank is N6,000,000,000 divided into 12,000,000,000 ordinary shares of 50k each."

Dated this 6th day of December, 2004

#500 =

DIRECTOR

SECRETARY

10/12/04

CERTIFIED TRUE COPY

10/12/04

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Chartered Accountants
Plot 252E Muri Okunola Street
Victoria Island
P.O.Box 2419
Lagos Nigeria
Telephone: +234 1 3203100, 2703101-
Facsimile: +234 1 3203101
www.pwc.com/ng

15 April 2005

The Directors
BGL Securities Limited
Plot 1061 Abagbon Close
Victoria Island
Lagos

Gentlemen

LETTER OF CONSENT

We hereby give our consent to the inclusion in the Scheme of Merger document to be issued in connection with the proposed merger between United Bank for Africa Plc and Standard Trust Bank Plc, of our reports and the references thereto, and the references to our name, in the form and context in which they appear.

Yours faithfully

PricewaterhouseCoopers

Document executed before me
E Esenjegbe Notary Public
1 Engineering Cl 2nd Fl. Suite ...
Victoria Island, Lagos Nigeria
Ehijeagbon



File No. 82-4804

BGL Securities Ltd
(Member Of The Nigerian Stock Exchange)

April 8, 2005

The Managing Director
Standard Trust Bank PLC
Plot 1662, Oyin Jolayemi Street
Victoria Island
Lagos

And

The Managing Director
United Bank For Africa PLC
UBA Building
57, Marina
Lagos

Dear Sir,

PROPOSED MERGER BETWEEN STANDARD TRUST BANK PLC AND UNITED BANK FOR AFRICA PLC
LETTER OF CONSENT

We hereby give our consent to the mention of our name in the form and context in which it appears in the scheme of merger document, advertisements, court ordered processes as well as any other document that will be issued in connection with the proposed merger between Standard Trust Bank PLC and United Bank For Africa PLC.

Thank you and kind regards.

Yours faithfully,
for: **BGL SECURITIES LIMITED**



AUTHORISED SIGNATORY



AUTHORISED SIGNATORY



File No. 82-4804



3, Chari Close, Maitama
P.M.B. 5049, Abuja
Tel: 00 234 9 4137944
Fax: 00 234 9 413 7945
Email: info@wali-uwais.com
maryamu@wali-uwais.com
url:http://www.wali-uwais.com

BANWO & IGHODALO
98, Awolowo Road, South-West, Ikoyi, Lagos
P.O. Box 53756, Ikoyi, Lagos, Nigeria.
E-Mail: banwigho@Linkserve.com.ng
Tel: +234(1) 2694724, 2696477, 2695113
08034115000, 08034031690, 08034003003
Fax +234 (1) 2694576

April 6, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

Dear Sir,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) - LETTER OF CONSENT

We hereby give our consent to the mention of our names in the form and context in which they appear in any Advertisement, Scheme of Merger Document, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger transaction.

Yours faithfully,
for: WALI- UWAIS & CO. and BANWO & IGHODALO

Wali-Uwais & Co — WALI-UWAIS & CO

Banwo & Ighodalo — BANWO & IGHODALO

Subscribed in my presence

JENNIFER ABURIME
[A Notary Public of Nigeria]

Jennifer Aburime
Notary Public
St. Gregory's Road
S.W. Ikoyi



File No. 82-4804

UDO UDOMA & BELO-OSAGIE

BARRISTERS AND SOLICITORS

St. Nicholas House (10th Floor)
Catholic Mission Street,
P. O. Box 53123, Ikoyi,
Lagos, Nigeria.
Tel: 234-1-2634831, 2636957
2630986, 2645931-4
Fax: 234-1-2634541 2647252
E-mail: uubo@uubo.org
Website: www.uubo.org.

Port Harcourt Office:
16, Khana Street,
D/Line, Port Harcourt
Tel: 234-084-238049,
234-084-574627

Ghana Associate:
Bentsi-Enchill, Letsa & Mate.
1st Floor, East Bay Teachers
Hall Annex, Off Barnes Road,
P.O Box 1632,Accra, Ghana.

7th April 2005,

The Managing Director
Securities Transactions & Trust Company Limited
Foreshore Towers (12th floor)
2a.Osborne Road
Ikoyi, Lagos

and

The Chief Operating Officer
Phillips Consulting Limited
UBA House (4th floor)
57 Marina
Lagos.

Dear Sirs,

RE: **MERGER OF STANDARD TRUST BANK PLC WITH UNITED BANK FOR AFRICA PLC BY WAY OF A SCHEME OF MERGER UNDER SECTION 100 OF THE INVESTMENT & SECURITIES ACT 1999 - LETTER OF CONSENT TO ACT AS SOLICITORS TO UNITED BANK FOR AFRICA PLC (UBA)**

We hereby consent to our name being stated in the form and context in which it will appear in the Scheme Document and other related documents issued by yourselves or filed with the authorities pursuant to the above Scheme of Merger and undertake that we will not withdraw such consent for the duration of the merger process.

Yours faithfully,
UDO UDOMA & BELO-OSAGIE

PARTNER



BABAJIDE KOKU ESQ.
NOTARY PUBLIC

UBAP305043
07/04/05

File No. 82-4804

ERNST & YOUNG
RC. No 182296

■ Chartered Accountants
Ebani House (Marina Side),
62, Marina,
P. O. Box 2442, Marina,
Lagos, Nigeria.

■ Phone: (01) 266-1462, 266-283
(01) 266-2881, 266-553
Fax: (01) 266-2709, 264-074
E-mail:Eyng@linkserve.com.ng

April 6, 2005

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57, Marina
Lagos

And

The Managing Director
Securities Transactions & Trust Company Nig. Ltd
12th Floor, Foreshore Towers
2A Osborne Road
Ikoyi, Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) - LETTER OF CONSENT

We hereby give our consent to the mention of our name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you.

Yours faithfully,

Ernst & Young

PHILIP NDUBUISI UMEH ESQ



PHILIP NDUBUISI UMEH & C
Suite C2, 3 Military Street,
1st Floor, [illegible]
Lagos Island [illegible] Lagos.
P. O. [illegible]
Tel: 635770-2636871

PHILLIPS
CONSULTING

PHILLIPS CONSULTING LIMITED
4th Floor, UBA House, 57 Marina, Lagos. G.P.O. Box 5129.
Tel: 2665469, 2665263 Fax: 2665325; E-mail: info@phillipsconsulting.net

April 8, 2005

The Managing Director
United Bank for Africa Plc
UBA House
57 Marina
Lagos

Attention: Mr. Godwin Ize-Iyamu

Dear Sir,

Re: PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

We hereby give our consent to the mention of our name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,
for: Phillips Consulting Limited



AUTHORISED SIGNATORY



AUTHORISED SIGNATORY

11/4/05

File No. 82-4804

Deloitte

Akintola Williams Deloitte
Chartered Accountants
235, Ikorodu Road, Ilupeju
P. O. Box 965
Lagos, Nigeria

Tel: +234 1 4930720-4
Fax: +234 1 4970023
www.deloitte.com

April 8, 2005

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57, Marina
Lagos.

And

The Managing Director
Securities Transactions & Trust Company Nig. Ltd.
12th Floor, Foreshore Towers
2A, Osborne Road Ikoyi
Lagos.

Dear Sirs,

Proposed Merger between United Bank for Africa Plc (UBA) and Standard Trust Bank Plc (STB) – Letter of Consent

We hereby give our consent to the mention of our name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Certified this 12th April 05

Yours faithfully,

Akintola Williams Deloitte

File No- 82-4804

UBA Securities Limited

RC NO: 444889

(Member of The Nigerian Stock Exchange)

RAYMOND HOUSE
97/105, Broad Street, (3rd & 4th Floor),
P. O. Box 6492, Lagos.
Tel: 2667415, 2660792, 4612373
2663806, 2667419, Fax: 2661154, 2667412

ABUJA OFFICE:
2nd Floor, UBA House,
Area 3,
Kaura Namoda Road,
P. M. B. 131 Garki,
Abuja City
Tel/Fax:

April 6, 2005

The Managing Director
Phillips Consulting Limited
57 Marina, Lagos

And

The Managing Director
Securities Transactions & Trust Company Nig Ltd
2A Osborne Road Ikoyi, Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) - LETTER OF CONSENT

We hereby give our consent to the mention of our name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,
for: **UBA SECURITIES LIMITED**




AUTHORISED SIGNATORY   AUTHORISED SIGNATORY


NOTARY PUBLIC


Directors:
Moses O. Kragha (Chairman)
Godwin N. Obaseki (Managing Director)
Phillip Ihenacho
Tomi Soyode

Securities Transactions & Trust Co. Nig. Ltd
[Member of The Nigerian Stock Exchange] RC 29127
Foreshore Towers, 12Th Floor, 2A Osborne Road
P.O. Box 51045 Falomo, Ikoyi, Lagos.
Tel: 2701680 - 88, 269 5479-81, 269 4005, 269 0861, 2962948
2670272 - 3, 2692810.
Fax: 2694392, 2701689
E-Mail: info@sectrust-nigeria.com

6th April 2005

The Managing Director
United Bank For Africa Plc
Investment Bank
57 Marina
Lagos

Attention: Alhaji Aliyu Dikko /Godwin Ize-Iyamu

Dear Sirs,

RE: LETTER OF CONSENT - PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC

We hereby give our consent to the mention of our name as Financial Advisers to United Bank for Africa Plc in the form and context in which it appears in any advertisement, Scheme or other documents to be issued in connection with the above-mentioned merger between United Bank for Africa Plc and Standard Trust Bank Plc.

Thank you.

Yours Faithfully,

For: Securities Transactions & Trust Company Ltd



Godwin Obaseki
Managing Director

Kunle Agbebi
Company Secretary



First Registrars

File No. 82-4804

Plot 2, Abebe Village Road, Iganmu, P. M. B. 12692, Lagos, Nigeria. Telephone: 2701078-9, Fax: 2701071-2
Website: www.firstregistrarsnigeria.com. E-mail: info@firstregistrarsnigeria.com.
Abuja Office: Coomassie House, 2nd Floor, Plot 777, M. Buhari Way, Central Business Area, Abuja. Telephone: 09-6706140, Telefax: 09-2341202

Our Ref: UBA&STB/BDD/SO/MAI/2005

April 19, 2005

The Executive Chairman,
BGL Securities Limited,
Plot 1061, Abagbon Close,
Victoria Island, Lagos.

The Managing Director,
Phillips Consulting Limited,
4th Floor, UBA House,
57, Marina, Lagos.

And

The Managing Director,
Securities Transactions & Trust Co. Nig. Ltd,
12th Floor, Foreshore Towers,
2A, Osborne Road,
Ikoyi, Lagos.

Dear Sir,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) - LETTER OF CONSENT

We hereby give our consent to the mention of our name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

For: FIRST REGISTRARS NIGERIA LIMITED



OLAPEJU O. OLUWAJANA (MRS)
COMPANY SECRETARY

BAYO OLUGBEMI
MANAGING DIRECTOR/CEO

TAIWO K. SAGOE LLB, (LON
SOLICITOR & NOTARY PUB
6th; Floor Western House
8/10 Broad Street, Lagos, Nig

File No. 82-4804

PROPOSED AMENDMENT TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION ("MEMART") OF UNITED BANK FOR AFRICA PLC (THE SUCCESSOR BANK)

Amendment to Regulation 74

Regulation 74 should be amended to read as follows:

"The number of Directors shall not be less than eight (8) or more than twenty (20). The Board shall have a Chairman and a Vice-Chairman who shall be elected by the Directors from among the Non–Executive Directors".

Amendment to Regulation 92

Regulation 92 should be amended to read as follows:

"The Directors may elect from among themselves a Chairman and a Vice-Chairman. The Chairman shall preside at the meetings of Directors and if at any meeting the Chairman be not present at the time appointed for the meeting, the Vice-Chairman shall preside and if neither of them is present at the time appointed for the meeting, the Directors present may choose one of the members to be Chairman of that meeting".

Insertion of sub-Regulation 100

Insertion of a new sub-Regulation 100(xiii) be included as follows:

"If he directly or indirectly enjoys a facility from the Bank and such a facility remains non-performing for a period in excess of six (6) months".

File No. 82-4884

Chief F. N. Alabraba
8, Iribe Street, D Line
Port Harcourt, Rivers State

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



Chief F. N. Alabraba

Barr. Frank Owhor
21B Abana Street
Old GRA, Port Harcourt

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



Barr. Frank Owhor

Alh. Ahmed Mohammed
5, Lake Chad Crescent
After American Inter'l School
Off IBB Way, Maitama-Abuja

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



Alh. Ahmed Mohammed

Muyi Ade Ladoja
Real Oil Mills Limited
386/394, Ikorodu Road
Ojota, Lagos

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



MUYI ADE. LADOJA

Mrs R. Ada Okwechime
19 Warehouse Road
Apapa, Lagos

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



MRS R. ADA OKWECHIME

Mr. Albert E. Okumagba
BGL Limited
Plot 1061 Abagbon Close
Victoria Island, Lagos

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,

MR. ALBERT E. OKUMAGBA

Alhaji Garba S. Ruma
No. 5, Ibrahim Biu Road
~~Malali~~, Kaduna

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



ALHAJI GARBA S. RUMA

Chief (Sir) Annie Okonkwo
Clemco Industries Limited
Pt. 30 Babs Animashaun Str.
Surulere, Lagos

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



CHIEF (SIR) ANNIE OKONKWO

Mr. Chika M. Mordi
4, Amichi Close
Victoria Island
Lagos

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



MR. CHIKA M. MORDI

Mrs. Faith Tuedor-Matthews
Standard Trust Bank Plc
Asokoro, Abuja

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



MRS. FAITH TUEDOR-MATTHEWS

Mr. Phillips Oduoza
44 Adebayo Doherty Street
Lekki Phase I, Lagos

April 8, 2005

The Executive Chairman
BGL Securities Limited
Plot 1061, Abagbon Close
Victoria Island
Lagos

The Managing Director
Phillips Consulting Limited
4th Floor, UBA House
57 Marina
Lagos

and

The Managing Director
Securities Transactions & Trust Co. Nig. Ltd.
12th Floor, Foreshore Towers
2A Osborne Road, Ikoyi
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC (UBA) AND STANDARD TRUST BANK PLC (STB) – LETTER OF CONSENT

I hereby give my consent to the mention of my name in the form and context in which it appears in any Advertisement, Scheme of Merger, Polling Card, Proxy Forms or any other document to be issued in connection with the above referenced merger.

Thank you and kind regards.

Yours faithfully,



MR. PHILLIPS ODUOZA

No. of Company 2457

THE FEDERAL REPUBLIC OF NIGERIA

THE COMPANIES & ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

Memorandum

---AND---

Articles of Association

-----OF-----

UNITED BANK FOR AFRICA PLC

Incorporated the 23rd day of February 1961

FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

UNITED BANK FOR AFRICA PLC.

1. The name of the Company (hereinafter called the Bank) is "UNITED BANK FOR AFRICA PLC"

2. The Registered Office of the Bank shall be situated in Nigeria

3. The objects for which the Bank is established are:

(a) To acquire and take over as a going concern the goodwill and undertaking of the business of banking formerly carried on by British and French Bank Limited (A subsidiary of a French Bank now known as Banque Nationale De Paris Plc) and its branches in Nigeria and all or any of its assets and liabilities in connection therewith and with a view thereto to enter into and carry into effect with such (if any) modifications or alterations as may be agreed upon by the parties.

(b) To establish and carry on the business of a Bank with such branches or agencies as may from time to time be determined.

(c) To carry on the business of banking in all its branches and departments, including the trading, endorsing, accepting, discounting, negotiating, buying, selling, and dealing in bills of exchange, promissory notes, coupons, drafts, bills of lading, debentures, bonds, certificates, warrants scrip and other securities and instruments, whether negotiable or transferable or not; the granting and issuing of letters of credit and circular notes; the borrowing, raising or taking up of money; the lending or advancing of money and the negotiating of loans and advances whether with or without security; the guaranteeing of contracts and other obligations and the depositing of money in connection therewith and with tenders therefore in connection with obligations, statutes, conditions or privileges; the buying, selling and dealing in any foreign or other exchanges or currencies, bullion and specie and the dealing in any "assaying" and refining of precious metals; the receiving of money and valuables on deposit or for safe custody or otherwise and the collecting and transmitting of money and securities; and the managing of property and transacting of all kinds of agency business commonly transacted by bankers.

(d) To provide finance, consultancy and advisory services relating to corporate, financial and investment matters (including but not limited to asset management, the valuation of securities and businesses, credit-rating and credit-reference work).

(e) To make and hold investments for others and to sponsor, operate and manage unit trusts and other investment schemes, securities and other investment assets for others.

(f) To carry on business as brokers and agents for all classes of insurance, and to invest in insurance, retrocession, counter-insurance and loss adjustment enterprises.

(g) To carry on business as a clearing house and handle all matters relating to the clearing of cheques, drafts, bills of exchange, promissory notes and money market instruments.

(h) To carry on business as an issuing house and to place, subscribe to and underwrite shares, debentures and all other kinds of securities and offerings thereof.

(i) To engage in capital market activities (including but not limited to investment in and management of exchanges, trade points and other markets for securities and other investment assets, stockbroking, trusteeship, custodianship, transfer agency and the creation, development, acquisition and disposal of, and all other dealings whatsoever with securities and other investment assets).

(j) To issue shares, debentures, debenture stocks, bonds, obligations and all other kinds of securities and to subscribe for conditionally or unconditionally and to acquire, hold or dispose of, shares, debentures, debenture stocks, bonds, obligations and all other kinds of securities.

(k) To carry on business as capitalists, financiers, concessionaires and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations and to carry on any other business which may seem to be capable of being carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Bank's property or rights.

(l) To enter into partnership or into any arrangement for sharing profit, union of interests, reciprocal concession or any other arrangements with any person, partnership or company and to promote and aid in promoting, constitute, form or organise companies, syndicates or partnerships of all kinds for the purpose of acquiring any property or liabilities of the Bank or of advancing directly or indirectly the objects thereof or for any other purpose which the Bank may think expedient.

(m) To undertake and execute, either by the bank or by an authorised officer, thereof, and either alone or with any other person, any trusts the undertaking whereof may seem desirable and also to undertake, either by the Bank, or by an authorised officer thereof, and either alone or with any other person, the office of executor, administrator, receiver, treasurer, registrar or auditor and to keep for any company, government authority or body any register relating to any stocks, funds, shares or securities; to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(n) To guarantee the payment of money secured by or payable under or in respect of or the performance of any bonds, debentures, debenture stock, shares, contracts, mortgages, charges, obligations and securities of any company whether Nigerian or foreign or of any authority, supreme, municipal, local or otherwise or of any person whomsoever, whether corporate or unincorporate.

(o) To enter into and implement any guarantee, indemnity or similar obligations as may seem expedient.

(p) To take or concur in taking all such steps and proceedings as may seem best calculated to uphold and support the credit of the Bank, and to obtain and justify public confidence and to avert or minimise financial disturbances which may affect the Bank.

(q) To transact or carry on agency business of all kinds...........

(r) To acquire, improve, manage, work, develop and exercise all rights in respect of loans and mortgages, to sell, dispose of, turn to account and otherwise deal with property of all kinds and in particular land, buildings, concessions, patents, business concerns and undertakings, easements, rights, privileges, plant, stock in trade and any real or personal property of any kind necessary or convenient for the Bank's business.

(s) To erect, construct, lay down, enlarge, alter and maintain any buildings, works and machinery necessary or convenient for the Bank's business.

(t) To borrow or raise or secure the payment of money for the purpose of the Bank's business and with a view thereto to mortgage and charge the undertaking and all or any of the real and personal property, present or future, and all or any of the uncalled capital for the time being of the Bank and to issue at par or at a premium or discount, debenture or debenture stock, payable to bearer or otherwise, and either permanent or redeemable, and by way of collateral to secure any securities of the Bank by trust deed or other assurance.

(u) To issue and deposit any securities which the Bank has power to issue by way of mortgage to secure any sums less than the nominal value of such securities and also by way of security for the performance of any contracts or obligations of the Bank.

(v) To grant pensions, allowances, gratuities and bonuses to directors, ex-directors, employees and ex-employees of the Bank or its predecessors in business or of any subsidiary or allied company or the dependants of such person and to establish and support or to aid in the establishment and support of any schools and any educational, scientific, literary, religious or charitable institutions or trade carried on by the Bank or its predecessors in business or subsidiary or allied companies or not, and any club or other establishment calculated to advance the interests of the Bank, or of the employees of the Bank or its predecessors in business or subsidiary or allied companies.

(w) To invest and deal with the moneys or other assets of the Bank not immediately required, in such investments and in such manner as may from time to time be determined.

(x) To pay for any property or rights acquired by the Bank either in cash or shares, with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise or by any securities which the Bank has power to issue or partly in one mode and partly in another and generally on such terms as the Bank may determine.

(y) To pay out of the funds of the Bank all expenses which the Bank may lawfully pay in respect of or incidental to the formation, registration and advertising of or raising money for the Bank and the issue of its capital, including brokerage and commission for obtaining applications for or taking, placing or underwriting shares, debentures or debenture stock, and to apply at the cost of the Bank to any legislative authority for any extension of the Bank's powers.

(z) To enter into arrangements with any government or authority, supreme, municipal, local or otherwise, and to obtain from any such government or authority any rights, concessions and privileges that may seem conducive to the Bank's objects or any of them.

(aa) To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Bank, either in cash by instalments or otherwise, or in shares of any company or corporation with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or by means of a mortgage or by debentures or debenture stock of any company or corporation, or partly in one mode and partly in another, and generally on such terms as the Bank may determine, and to hold, deal with or dispose of any consideration so received.

(bb) To establish or promote or concur in establishing or promoting any other company whose objects shall include the acquisition and taking over of all or any of the assets and liabilities of or shall be in any manner calculated to advance directly or indirectly the objects or interests of the Bank, and to pay all expenses of or incidental to such promotion; and to acquire and hold shares, stock or securities of and guarantee the payment of the dividends or capital of any shares or stock or the interest or principal of any securities issued by or any other obligation of any company promoted by the Bank or in which the Bank may be or may be about to become interested.

Purchase or otherwise acquire and undertake all or any part of the business, property and assets of any person or company carrying on any business which the Bank is authorised to carry on or possessed of property suitable for the purpose of the Bank.

To sell, improve, manage, develop, turn to account, exchange, let on rent, royalty, share of profits or otherwise grant licences, easements and other rights in respect of and in any part thereof, or all or any of the property for the time being of the Bank, and for any consideration, whether in cash or in shares (fully or partly paid), debentures, debenture stock or other interests in or securities of any company or otherwise

To amalgamate with any other company whose objects are or include objects similar to those of the Bank whether by sale or purchase (for fully or partly paid shares or otherwise) of the undertaking subject to the liabilities of the Bank or any such other company as aforesaid with or without winding up or by purchase (for fully or partly paid shares or otherwise) of all or a controlling interest in the shares or stock of any such other company or in any other manner.

To distribute among the members in specie any property of the Bank.

To do all or any of the above things in any part of the world and either as principals, agents, trustees, contractors or otherwise, and either alone or in conjunction with others and either by or through agents, sub-contractors, trustees or otherwise.

To do all such other things as are incidental or conducive to the above objects or any of them.

To apply for and obtain from all relevant regulatory bodies in Nigeria, all relevant licences, approvals, permits and consents required for the conduct of business as practitioners of universal Banking in Nigeria.

And it is hereby declared that the word company shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in Nigeria or elsewhere, and the intention is that the objects set forth in any sub-clause shall not except where the context expressly so requires, be in any wise limited or restricted to or by inference from the terms of any other sub-clause or by the name of the Bank. None of such sub-clauses or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxilliary merely to the objects mentioned in the first sub-clause of this clause, but the Bank shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world and notwithstanding that the business property and acts proposed to be transacted, acquired, dealt or performed do not fall within the objects of the first sub-clause of this clause.

The objects for which the Bank is established are subject to the overriding restriction that the Bank shall not at any time in any manner or at any place within Nigeria do any act or thing in contravention of the provisions of any Banking Decree or other legislation in Nigeria affecting the conduct of banking business.

4. The Liability of the Members is Limited by shares.

5. The Bank is a Public Limited Company.

6. The share capital of the Bank is N6,000,000,000 (Six Billion Naira) divided into 12,000,000,000 (Twelve Billion) ordinary shares of 50k each.

Note

(a) On incorporation in February 1961 the authorised share capital of the Bank was £2,000,000 divided into 2,000,000 shares of £1 each.

(b) By an Extraordinary General Meeting Resolution of January 3, 1970 the authorised share capital was increased to £3,000,000 by the creation of 1,000,000 additional ordinary shares of £1 each.

(c) By an Extraordinary General Meeting Resolution of September 21, 1970 the 3,000,000 ordinary shares of the Bank were sub-divided into 6,000,000 ordinary shares of 10/- each.

(d) By an Annual General Meeting Resolution of July 24, 1973 the authorised share capital was further increased to N10,000,000 by the creation of 4,000,000 additional shares of N1 each.

(e) By an Annual General Meeting Resolution of July 9, 1975 the authorised share capital was further increased to N20,000,000 by the creation of 10,000,000 additional shares of N1 each.

(f) By an Annual General Meeting Resolution of July 27, 1977 the authorised share capital was further increased to N30,000,000 by the creation of 10,000,000 shares of N1 each.

(g) By an Annual General Meeting Resolution of August 2, 1978 the authorised share capital was further increased to N50,000,000 by the creation of 20,000,000 shares of N1 each.

(h) By an Annual General Meeting Resolution of July 28, 1981 the authorised share capital was further increased to N100,000,000 by the creation of 30,000,000 Non-Voting Cumulative Redeemable Preference Shares of N1 each and an additional 20,000,000 ordinary shares of N1 each.

By an Annual General Meeting Resolution of July 30, 1986 the 30,000,000 Non-Voting Cumulative Redeemable Preference Shares forming part of the N100,000,000 authorised share capital were redenominated as 30,000,000 ordinary shares of N1 each.

By an Annual General Meeting Resolution of July 25, 1990 the authorised share capital was further increased to N200,000,000 by the creation of 100,000,000 shares of N1 each.

By an Annual General Meeting Resolution of [illegible] 24, 1991 the authorised share capital comprising 200,000,000 ordinary shares of N1 each was sub-divided into 400,000,000 ordinary shares of 50k each.

By an Annual General Meeting Resolution of September 8, 1994 the authorised share capital was further increased to N300,000,000 divided into 600,000,000 ordinary shares of 50k each.

By an Annual General Meeting Resolution of October 16, 1997 the authorised share capital was further increased to N1,000,000,000 by the creation of 1,400,000,000 ordinary shares of 50k each.

By an Annual General Meeting Resolution of August 2, 2001 the authorised share capital was further increased to N2,000,000,000 by the creation of 2,000,000,000 ordinary shares of 50k each.

By an Annual General Meeting Resolution of September 30, 2004 the authorised share capital was further increased to N6,000,000,000 by the creation of 8,000,000,000 ordinary shares of 50k each.

We, the several persons whose names and addresses are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Bank set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares Taken by each Subscriber
1. **JOHN AGER,** 9, Probyn Road, Ikoyi, Nigeria. Bank Manager	(1) One
2. **DENIS GEORGE ANDREW O'MAHONY** 14, Mokunwenu Road, Ikoyi, Nigeria Bank Official	(1) One
3. **HAMISH STUART SIM,** 40, Gerrard Road, Ikoyi, Nigeria Bank Official	(1) One
4. **OLUDAISI OLABODE OGUNTUYO** 81, Tokunboh Street, Lagos, Nigeria. Bank Official	(1) One
5. **STEPHEN OBIESHE IBISI** 47, Tejuoso Street, Surulere, Lagos, Nigeria Bank Official	(1) One
6. **JOHN ALBERT HENRY LAURENCE** 63, Marina, Lagos, Nigeria Chartered Secretary	(1) One
7. **ALAN WHITTAKER,** Chartered Accountant 63, Marina, Lagos, Nigeria	(1) One
TOTAL SHARES TAKEN	7 (Seven)

DATED this 20th day of February, 1961

WITNESS to the above Signatures: M. J. C. Young, Barrister-at-Law
MICHAEL JOHN CHARLTON YOUNG,
7A, Probyn Road, Ikoyi, Lagos, Nigeria.

FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

UNITED BANK FOR AFRICA PLC

TABLE A

ect hereinafter provided and except where the same are varied by or nsistent with these Articles of Association Regulations contained in table "A" in First Schedule to the Companies and Allied Matters Act (hereinafter called Table ' shall apply to this company.

these Articles the words standing in the first column of the Table next hereinafter itained shall bear the meanings set opposite to them respectively in the second umn thereof, if not inconsistent with the subject or context:

ORDS	MEANINGS
he Bank	The United Bank for Africa Plc
he Act	The Companies and Allied Matters Act 1990 and every other statute for the time being in force concerning limited liability companies and affecting the Bank.
These Articles	The Articles of Association and other regulations of the Bank for the time being in force.
The Office	The registered office for the time being of the Bank.
The Banking Decree	The Banks and Other Financial Institutions Decree 1991 and any statutory modification thereof in force from time to time.
The Central Bank	The Central Bank of Nigeria established under the Central Bank of Nigeria Decree 1991 and any statutory modification thereof in force from time to time.
The Examiner	Any officer of the Central Bank appointed pursuant to the provisions of Section 30 of the Banking Decree.

(h)	The Council	The Council of the Nigerian Stock Exchange or any other Exchange on which for the time being the Bank's shares may be quoted.
(i)	The Exchange	The Nigerian Stock Exchange or any other Exchange on which for the time being the Bank's shares may be quoted.
(j)	The Directors	The Directors for the time being of the Bank.
(k)	The Board	The Directors or any of them acting as the Board of the Bank.
(l)	The Chairman	Includes the Vice-Chairman so however that he shall only exercise the powers of the Chairman if the office is vacant or the Chairman is absent, unwilling or incapable of acting.
(m)	Member	Anybody whose name appears in the register of members of the Bank
(n)	The Seal	The common seal of the Bank.
(o)	Month	Calendar Month
(p)	Secretary	Includes a Deputy, Temporary or Assistant Secretary and any other person appointed by the Directors to perform any of the duties of the Secretary.
(q)	Paid Up	Includes credited as paid up.
(r)	Auditors	Auditors for the time being of the Bank
(s)	Dividend	Includes bonus shares.
(t)	In Writing	Written, printed, lithographed, photographed, cabled, telexed or visibly expressed in all or any of these or any other modes of representing or reproducing words.
(u)		Words importing the singular number shall include the plural number and vice versa.
(v)		Words importing the masculine gender shall include the feminine gender, and
(w)		Words importing persons shall include corporations. Subject as aforesaid, any words or expressions defined in the Act shall bear the same meanings in these Articles.

Expressions in these presents referring to writing shall unless contrary intention appears be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form.

Unless the context otherwise requires, words or expressions contained in these presents shall bear the same meaning as in the Act or any statutory modification thereof in force at the date at which these presents become binding on the Bank.

PUBLIC COMPANY

The Bank shall be a public company and accordingly:-

A. The number of members of the Bank is not restricted.

B. The public may subscribe for any shares, debenture or debenture stock or any other securities of the Bank.

C. The right to transfer shares shall not be restricted except as hereinafter provided.

BUSINESS

5. The Bank shall duly comply with the provisions of the Act as to the minimum subscription on which the Bank may proceed to allotment of its shares.

7. The business of the Bank may be carried on only as long as the Bank holds a valid licence granted under the provisions of the Banking Act.

8. Subject as aforesaid any branch or kind of business which by the Memorandum of Association of the Bank, or these Articles, is either expressly or by implication authorised to be undertaken by the Bank may be undertaken by the Directors at such time or times as they shall think fit, and further, may be suffered by them to be in abeyance, whether such branch or kind of business may have actually been commenced or not, so long as the Directors may deem it expedient not to commence or proceed with such branch or kind of business.

9. The Office shall be at such place in Nigeria as the Directors shall from time to time appoint.

SHARES

10. The Share Capital of the Bank is N6,000,000,000 (Six billion Naira) divided into 12,000,000,000 (Twelve Billion) ordinary shares of 50k each.

11. Subject to the provisions of Articles 50 and the applicable law, the shares in the capital of the Bank may be allotted, or otherwise disposed of, to such persons, for such consideration and upon such terms and conditions, as to payment by way of deposit, instalment, or calls or as to the amount or time or payment of calls and at such times as

the Directors may determine, but so that except as provided by the Act, no shares shall be issued at a discount and they may make arrangements on the issue of any shares for a difference between the holders of such shares in the amount of calls to be paid and the time of payment of such calls. The Directors may for valuable consideration grant to any person any call or right of pre-emption in respect of or any option to take shares.

12. Nothing contained in these Articles shall preclude the Directors from allowing the allotment of any share to be renounced by the allottee in favour of some other person.

13. Subject to all such approvals as are required and to the restrictions specified in the Act, the Bank may acquire its own shares for any purpose permitted under the Act or as may be stipulated by the Board of Directors from time to time.

14. The Bank or the Directors on its behalf may pay a commission to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional for any shares in the capital of the Bank such commission not to exceed 10 per cent of the price at which the shares are issued or an amount equivalent thereto. Any such commission may be paid in cash or in fully paid shares of the bank at par, or partly in one way and partly in the other, as may be arranged. The requirements of the Act shall be observed so far as applicable. The Bank or the Directors on behalf of the Bank may also on the issue of shares pay such brokerage as may be lawful.

15. If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividends or other moneys payable in respect of such shares.

16. Except as required by law, no person shall be recognised by the Bank as holding any share upon trust, and the Bank shall not be bound by nor recognise any equitable, contingent, future or partial interest in any share or interest in any fractional part of a share, or (except only as these Articles otherwise expressly provide or as by law required or under an order of Court) any other right in respect of any share, except an absolute right to the entirety thereof in the registered holder.

SHARE CERTIFICATES

17. Subject to the applicable law, the rules of the Exchange in force from time to time and such regulations as the Directors may make from time to time, every Member shall be entitled:

   a. without payment to one certificate for all his shares of each class and when part of the shares comprised in a certificate is sold or transferred to a new certificate for the remainder of the shares so comprised, or

   b. upon payment of such sum as the Directors may from time to time determine, to several certificates, each for one or more of his shares of any class.

   Every certificate shall be issued within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide)

shall be under the Seal, shall bear the autographic signatures of one Director and the Secretary and shall specify the shares to which it relates and the amount paid up thereon, and the distinguishing number (if any) PROVIDED that the Bank shall not be bound to register more than three people as the joint holders of any shares (except in the case of executors or administrators or trustees of a deceased member) and in respect of a share held jointly by several persons, the Bank shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

18. If any certificate is worn out or defaced, then upon delivery thereof to the Directors they may order the same to be cancelled and may issue a new certificate in lieu thereof, and if any certificate is lost or destroyed then upon proof thereof to the satisfaction of the Directors and on such indemnity whether with or without security, as the Directors may deem adequate being given, and on payment to the Bank of any expenses incurred by the Bank in investigating the title to the shares or in connection with the proof of such loss or destruction or with such indemnity, a new certificate in lieu thereof may be issued to the persons entitled to the shares represented by such lost or destroyed certificate. A sum, as the Directors may from time to time determine shall be paid to the Bank for every certificate issued under this Article.

19. The Directors may from time to time (subject to any terms on which any shares may have been issued) make such calls as they think fit upon the members in respect of all moneys unpaid on their shares provided that 14 days' notice at least be given of each call and that no call shall exceed one fourth of the nominal amount of a share or be made payable within two months after the last preceding call was payable. Each member shall be liable (joint holders being jointly and severally liable) to pay the calls so made, and any money payable on any share under the terms of the allotment thereof, to the persons and at the times and places appointed by the Directors. A call may be revoked or the time fixed for its payment postponed by the Directors.

20. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

21. If any call payable in respect of any share or money payable on any share under the terms of the allotment thereof be not paid on or before the day appointed for payment, the holder or allottee of such share shall be liable to pay interest upon such call or money from such day until it is actually paid at the rate of 10 per cent per annum or such rate as may be fixed by the Directors.

22. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the money unpaid upon any of the shares held by him beyond the sums actually called for. Such advance shall extinguish, so far as it shall extend the liability existing upon the shares in respect of which it is received. Upon the money so paid in advance, or upon so much thereof as from time to time exceeds the amount of calls then made upon the shares in respect of which such advance has been made, the Directors may pay interest at such rate as they may deem fit. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.



TRANSFER OF SHARES

23. The transfer of any share in the Bank shall be done in the manner or form prescribed by the rules and regulations of the relevant Exchange and regulatory authorities in force from time to time. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the Register of Members in respect thereof. Shares of different classes shall not be transferred on the same instrument of transfer. No fee shall be paid to the Bank in respect of the registration of any transfer.

24. The Directors may refuse to register any transfer of shares not fully paid up or any transfer of a share on which the Bank has a lien. Notice of any refusal to register a transfer of any shares or debentures shall be sent to the transferee within two months after the date on which the transfer was lodged with the Bank.

25. Share transfers shall be perfected [illegible] presentation of such evidence as the Directors may require in accordance with the laws and regulations in force at the material time. Thereupon the transferee shall (subject to these Articles) be registered as a Member in respect of such shares.

TRANSMISSION OF SHARES

26. The executors or administrators of a holder and in the case of the death of a joint holder, the survivor or survivors shall alone be recognised by the Bank as having any title to the shares registered in the name of the deceased Member, but nothing herein contained shall be taken to release the estate of a deceased joint holder from any liability in respect of shares held by him jointly with any other person.

27. Subject to the regulations of these Articles, any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall have the right, upon production of the share certificate or such evidence of title as may be required by the rules and regulations of the Exchange and other regulatory authorities and by the Directors either to be registered as a Member in respect of the share or instead of being registered himself, to make such transfer of the share as the deceased or bankrupt Member could have made, but the Directors shall in either case have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or bankrupt Member before the death or bankruptcy.

28. A person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall be entitled to receive and may give a good discharge for all dividends and other moneys payable in respect thereof, but he shall not be entitled to receive notice of or to attend or vote at Meetings of the Bank or of holders of such shares, or save as aforesaid to any of the rights or privileges of a Member unless and until his name shall have been entered in the Register of Members in respect of such share.

29. The Register of Members may be closed during such period or periods as the Directors may think fit, not exceeding in the whole thirty days in each year.

LIEN ON SHARES

30. The Bank shall have a first and paramount lien and charge on all the shares not fully paid up registered in the name of a Member (whether solely or jointly with others), for all moneys due to the Bank from him or his estate, either alone or jointly with any other person, whether a Member or not, and whether such moneys are presently payable or not. The Bank's lien (if any) on a share shall extend to all dividends payable thereon provided that the Directors may at any time declare any share to be exempt wholly or partially from the provisions of this Article.

31. For the purpose of enforcing such lien, the Directors may sell all or any of the shares subject thereto in such manner as they think fit, but no sale shall be made until such time as the moneys are presently payable and until a notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default, shall have been served in such manner as the Directors shall think fit on such Member or the person (if any) entitled by transmission to the shares, and default in payment shall have been made for fourteen days after such notice.

32. The net proceeds of any such sale shall be applied in or towards satisfaction of the amount due, and the residue (if any) shall be paid to the Member or the person (if any) entitled by transmission to the shares, provided always that the Bank shall be entitled to a lien upon such residue in respect of any moneys due to the Bank but not presently payable like that which it had upon the shares immediately before the sale thereof.

33. Upon any such sale aforesaid, the Directors may authorise some person to transfer the shares sold to the purchaser and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by any irregularity or invalidity in the proceedings or be bound to see to the application of the purchase money, and after his name has been entered in the register, the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Bank exclusively.

FORFEITURE AND SURRENDER OF SHARES

34. If any Member fails to pay any call or money payable under the terms of allotment of a share on the day appointed for payment thereof, the Directors may at any time, while the same remains unpaid, serve a notice on him requiring him to pay the same, together with any interest that may have accrued thereon and any expenses that may have been incurred by the Bank by reason of such non-payment.

35. The notice shall name a further day, not being less than twenty-one days from the service of the notice, on or before which such call or other money, and all interest and expenses that have accrued by reason of such non-payment are to be paid, and the place where payment is to be made (the place so named being either the Office or some other place at which calls of the Bank are usually made payable) and shall state that in the event of non-payment on or before the day and at the place appointed the share in respect of which such payment is due will be liable to be forfeited.

provided that such minimum shall not exceed the nominal amount of the individual shares from which the stock arose and direct that fractions of a Naira shall not be transferable, with power nevertheless at their discretion to waive the observance of such rules in any particular case.

The several holders of stock shall be entitled to participate in the dividends and profits of the Bank according to the amount of their respective interests in such stock and such interests shall, in proportion to the amount thereof, confer on the holders respectively the same rights as to voting at meetings of the Bank and for other purposes as if they held the shares for which the stock arose, but so that none of such rights, except the participation in the dividends, profits and assets of the Bank, shall be conferred by any fractional part of the amount for the time being prescribed by or pursuant to these Articles as the minimum of the stock of the class to be transferred.

Stock of any class shall only be held in multiples of the amount for the time being prescribed by the Directors pursuant to these Articles as the minimum amount of stock of the class to be transferred; and if and whenever any Members' holdings of stock of any class for any reason consist of or include fractions of the sum prescribed as aforesaid, the Directors shall be empowered to sell the stock represented by such fractional holdings for the best price reasonably obtainable and shall pay and distribute the net proceeds of sale to and amongst the Members entitled to such fractions in due proportions. For the purpose of giving effect to any such sale the Directors may authorise any person to transfer the stock sold to the purchaser thereof and the purchaser shall be registered as the holder of the stock comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the stock be affected by any irregularity or invalidity in the proceedings with reference to the sale.

All such provisions of these Articles as are applicable to paid-up share shall apply to stock, and in all such provisions the words "share" and "shareholder" shall include "stock and "stockholder".

ALTERATION OF CAPITAL

The Bank may from time to time in General Meeting:-

Consolidate and divide all or any of its share capital into shares of a larger amount;

b) Cancel any shares not taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled, and may by Special Resolution sub-divide its share capital or any part thereof into shares of smaller amount subject nevertheless to the provisions of Section 100(1) (c) of the Act and so that as between the resulting shares one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares.

47. Subject to the provisions of the Act and the Banking Decree, the Bank may by special resolution reduce its share capital.

INCREASE OF CAPITAL

48. The Bank may from time to time in General Meeting whether all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

49. Subject to the provisions hereinafter contained as to the consent of the holders of any class of shares, where such consent is necessary such new shares may be issued with any preferences, priorities or special or qualified or restricted rights in the payment of dividends or as to capital or in the distribution of assets or otherwise as compared with any other shares of any class, and whether then already issued or not, as shares ranking equally with any other such shares, or as deferred shares or with any special rights of or restrictions (whether absolute or partial) against voting as the Bank in General Meeting may direct. Subject to or in default of any such direction, the provisions of these Articles shall apply, to the new capital in the same manner in all respects as to the original capital of the Bank.

Subject to the applicable laws and any directions to the contrary that may be given by the Bank in General Meeting, all new shares shall before issue be offered to the existing Members in proportion as nearly as the circumstances admit to the amount of their respective holdings. The offer shall be made by notice specifying the number of shares offered and limiting a time within which the offer if not accepted will be deemed to be declined and after the expiration of that time or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered the Directors may dispose of the same in such manner as they think most beneficial to the Bank. They may likewise so dispose of any new shares which by reason of the ratio which the new shares bear to the shares held by the existing members cannot in the opinion of the Directors be conveniently offered under this Article.

MODIFICATION OF RIGHTS

The holders of any class of shares may at any time and from time to time and whether before or during liquidation, by a special resolution passed at a meeting of such holders, consent on behalf of all the holders of shares of the class to the issue or creation of any shares ranking equally therewith, or having any priority thereto, or to the abandonment of any preference or priority or of any accrued dividend, or the reduction for any time or permanently of the dividends payable thereon, or to the amalgamation into one class of the shares of any two or more classes, or to the sub-division of shares of one class into shares of different classes, or any alterations in these Articles varying or taking away any rights or privileges attached to shares of the class, or to any scheme for the reduction of the Bank's capital affecting the class of shares in a manner not otherwise authorised by these, or to any scheme for the distribution (though not in accordance with legal rights) of assets in money or in kind in or before liquidation, or to any contract for the sale of the whole or any part of the Bank's property or business determining the way in which as between the several classes of

shareholders, the purchasers consideration shall be distributed, and generally consent to any alteration or abrogation of rights, contract, compromise or arrangement which the persons voting thereon could if sui juris and holding all the shares of the class consent to or enter into, and such resolution shall be binding upon all the holders of shares of the class. This Article shall not be read as implying the necessity for such consent in any case in which but for this Article the object of the resolution could have been effected without it under the provisions contained in these Articles.

Any meeting for the purpose of the last preceding Article shall be convened and conducted in all respects as nearly as possible in the same way as an Extraordinary General Meeting of the Bank provided that no Member, not being a Director, shall be entitled to notice thereof or to attend thereat, unless he be a holder of shares of the class intended to be affected by the resolution, and that no vote shall be given except in respect of a share of that class, and that the quorum at any such meeting shall (subject to the provisions as to an adjourned meeting hereinafter contained) be two Members at least holding or representing by proxy one-third of the issued shares of that class, and that at any such meeting a poll may be demanded in writing by the Chairman of the meeting or by any Member present in person or by proxy and entitled to vote at the meeting.

CONVENING OF GENERAL MEETINGS

A general meeting to be called the Annual General Meeting shall be held once in every calendar year, at such time and place as may be determined by the Directors but so that not more than fifteen months shall elapse between the holding of any two successive meetings.

All general meetings other than the Annual General Meeting shall be called Extraordinary General Meetings.

An Extraordinary General Meeting may be convened by the Directors whenever they think fit, or in default may be convened by such requisitions as are provided by Section 215 of the Act.

NOTICE OF GENERAL MEETINGS

Annual General Meetings and all General Meetings of the Bank shall be called by twenty-one days notice in writing at the least. The notice shall be inclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business the general nature of that business shall be given in the manner hereinafter mentioned or in such other manner (if any) as may be prescribed by the Bank in General Meeting, to such persons as are, under the Articles of the Bank, entitled to receive such notices from the Bank.

PROVIDED that a meeting of the Bank shall, notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed:-

) in the case of a meeting called as the Annual General Meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of Members having a right to attend and vote at the meeting, being a majority together representing not less than ninety-five per cent of the total voting rights at that meeting of all the Members.

The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

57. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. Twenty-five Members present in person or by proxy or by representatives shall be a quorum for a General Meeting.

58. If within one hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such day in the next week, at such time and place as may be appointed by the Chairman and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the Member or Members present and entitled to vote whatever their number, shall be a quorum and shall have power to decide upon all matters which could properly have been disposed of at the meeting from which the adjournment took place.

59. The Chairman with the consent of any meeting at which a quorum is present may adjourn the meeting from time to time and from place to place, as the meeting shall determine. Whenever a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given in the same manner as for an original meeting. Save as aforesaid, the members shall not be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

60. The Chairman of the Board of Directors shall preside at every General Meeting, but if there be no such Chairman, or if at any meeting he shall not be present within one hour after the time appointed for holding the same or shall be unwilling to act as Chairman, the Directors present shall choose one of their number to act, or if one Director only be present he shall preside as Chairman if willing to act. If there be no Director present who shall be willing to act, the Members present shall choose one of their number to act as Chairman of the Meeting.

VOTES OF MEMBERS

61. At any General Meeting of the Bank, a resolution put to the vote in the first instance shall be decided by a show of hands, and when there is need, shall be decided by ballot of Members exercising their voting rights in proportion to their contribution to the paid up share capital of the Bank in accordance with the provisions of Section 10 of the Banking Act.

The election of a Chairman of a meeting or any question of adjournment may also be determined in accordance with the provisions of Section 10 of the Banking Act.

In the case of any equality of votes, the Chairman of the meeting shall be entitled to a further casting vote in addition to the votes to which he may be entitled as a Member.

Subject to any special rights or restrictions as regards voting for the time being attached to any share in the capital of the Bank, on a show of hands, every Member who (being an individual) is present in person or (being a corporation) is present by a representative or proxy, not being himself a Member, shall have one vote and in case of a ballot every Member who is present in person or by proxy shall have one vote for every share held by him.

If a Member be a lunatic, idiot, or of unsound mind, he may vote by his receiver, committee, trustees, or other legal curator and such last-mentioned persons may give their votes by proxy on a poll.

If two or more persons are jointly entitled to a share, then in voting upon any question, the vote of a senior who tenders a vote, whether in person or proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

Save as herein expressly provided, no person other than a Member duly registered, and who shall have paid everything for the time being due from him and payable to the Bank in respect of his shares, shall be entitled to be present or to vote on any question either personally or by proxy at any General Meeting.

Votes may be given either personally or by proxy. Any person may act as a proxy notwithstanding that he is not entitled to be present and vote in his own right as a Member.

Any corporation which is a Member of the Bank, may, by resolution of its Directors or other governing body, authorise any person to act as its representative at any meeting of the Bank or of any class of Members thereof; and such representatives shall be entitled to attend meetings, speak, demand a poll, act as proxy and in all other respects to exercise the same rights and powers on behalf of such corporation, as that corporation could exercise if it were an individual shareholder of the Bank.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if such appointor is a corporation, under its common seal, if any, and if none, then under the hand of some officer or attorney duly authorised in that behalf. No instrument appointing a proxy shall be valid after the expiration of twelve months from its date except at an adjourned meeting or on a poll demanded at a meeting or adjourned meeting in cases where the meeting was originally held within twelve months after the date of such instrument.

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority

shall be deposited at the Office at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote or in the case of a poll, at least twenty-four hours before the time appointed for taking the poll, otherwise the person so named shall not be entitled to vote in respect thereof.

72. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which it was executed, or the transfer of the shares in respect of which the vote is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office one hour or at least before the time fixed for holding the meeting.

73. Any instrument appointing a proxy shall be in the following form or as near thereunto as circumstances will admit:


24 DEC 2004
COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION
Copy
17 DEC 2004
COMPANIES INCORP. OFFICER
CORPORATE AFFAIRS COMMISSION

UNITED BANK FOR AFRICA PLC

Form of Instrument Appointing a Proxy

I .... being a member of UNITED BANK FOR AFRICA PLC hereby

appoint of .... of .... of .... to vote for me and on my behalf at the (Annual or Extraordinary, as the case may be) General Meeting of the Company to be held on the .... day of .... and at every adjournment thereof.

As witness my hand this .... day of ....19....or in such other forms as the Directors may from time to time approve.

NUMBER AND APPOINTMENT OF DIRECTORS

74. The number of Directors shall not be less than eight (8) or more than twenty (20). The Board structure shall consist of one (1) Non-Executive Chairman, one (1) Non-Executive Vice-Chairman, one (1) Managing Director, six (6) Executive Directors one of whom may be appointed Deputy Managing Director and eleven (11) Non-Executive Directors.

75. The Bank may from time to time in General Meeting increase or reduce the number of Directors, and upon any resolution for an increase may appoint the additional Director or Directors necessary to carry the same into effect, and may also determine in what rotation such increased or reduced number are to retire from office.

76. The Directors may from time to time appoint any other person to be a Director either to fill a casual vacancy or by way of addition to the Board, but so that the maximum

fixed by these Articles shall not be thereby exceeded. Any Director appointed under this Article shall hold office only until the Annual General Meeting following next after his appointment when he shall retire but shall be eligible for election as a Director at that meeting.

The continuing Directors may act notwithstanding any vacancy in their body, provided that in case the number of the Directors shall at any time be reduced to a number less than the minimum number fixed by these Articles, it shall be lawful for the remaining Director or Directors to act for the purpose of making up their number to such minimum or calling a General Meeting of the Bank but not for any other purpose.

ALTERNATE DIRECTORS

Each Director shall have power to nominate any person approved for that purpose by a majority of the other Directors, to act or attend as alternate Director in his place during *his absence from any meeting or his inability to act as such Director, and at his* discretion to remove such alternate Director. Such alternate Director shall except as regards share qualification and remuneration be subject in all respects to the terms and *conditions existing with reference to the other Directors, and each alternate Director,* while acting in the place of a Director who is unable to act as a Director, shall enjoy all *the rights of and exercise and discharge all the duties of the Director he represents.*

Every person acting as an alternate Director shall be an officer of the Bank and he shall not be deemed to be the agent of the Director whom he represents. The remuneration of any alternate Director shall be payable out of the remuneration payable to the Director whom he represents and shall consist of such portion of the last-mentioned remuneration as shall be agreed between the alternate Director and the Director whom he represents.

QUALIFICATION AND REMUNERATION

A Director shall not be required to hold any share qualification.

The Directors shall be entitled to such remuneration as shall from time to time be determined by the Bank in general meeting and such remuneration shall be divided among the Directors as they may by resolution determine or, failing such determination, equally, except that in the event of any Director holding office for less than a year he shall only rank in such division pro-rata to the period during which he has held office in the year. The Directors (including alternate Directors) shall be entitled to be repaid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Bank or in connection with the business of the Bank.

The Directors may grant special remuneration to any Director who, being called upon, shall be willing to render any special extra services to the Bank, or to go or reside outside Nigeria in connection with the conduct of the affairs of the Bank. Such special remuneration may be made payable to such Director in addition to or in substitution

for his ordinary remuneration as a Director, and may be made payable by a lump sum or by way of salary, or by a percentage of profits, or by any or all of those modes.

83. The Directors on behalf of the Bank may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place with the Bank or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

STATUTORY RESTRICTIONS ON DIRECTORS

84. (1) A Director who is any way interested whether directly or indirectly in any advance, loan or credit facility or proposed advance loan or credit facility or any contract of any other nature with the Bank shall declare or cause to be declared the nature of his interest at a meeting of the Board in accordance with the provisions of Section 18 of the Banking Act or of Section 276 and 277 of the Act, as the case may be.

(2) A Director shall not vote in respect of any advance, loan, credit facility, contract or arrangement in which he is interested, and if he should do so, his vote shall not be counted. None of these prohibitions shall apply to:-

(a) any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Bank; or

(b) any arrangement for the giving by the Bank of any security to a third party in respect of a debt or obligation of the Bank for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

(c) any contract by a Director to subscribe for or underwrite shares or debentures of the Bank; or

(d) any arrangement with any other Company in which he is interested only as an officer of the Company or as a holder of shares or other securities; or

(e) any act or thing done under Article 81

(3) A Director may hold office or place of profit under the Bank (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Bank either with regard to his tenure of any such other office or place of profit or as vendor or purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Bank in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Bank for any profit realised from any such contract

or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established.

(4) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat, he or any other Director is appointed to hold any such office or place of profit under the Bank or whereat the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement of the terms thereof.

(5) Any Director may act by himself or for his firm in a professional capacity for the Bank, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director. Provided that nothing herein contained shall authorise a Director or his firm to act as Auditor of the Bank.

No Director shall without the prior approval in writing of the Central Bank of Nigeria be granted or permitted to have outstanding unsecured advances or loans, or unsecured facilities, of an aggregate amount in excess of N1,000,000.00 whether jointly or severally with any other Director or be interested as Director, partner, manager, or agent in any firm, partnership or private company which has been granted or permitted to have outstanding such advances, or loans in excess of such sum or be a guarantor of any such person or jointly or severally maintain an interest of more than 5% either directly or indirectly in a public company or private company which has such advances, loans or credit facilities and in this clause a Director shall include the wife, husband, father, mother, brother, sister, son or daughter of a Director and their spouses.

POWERS AND DUTIES OF DIRECTORS

The business of the Bank shall be managed by the Directors who may pay all expenses of or incidental to the promotion, formation, registration and advertising of the bank and the issue of its capital. The Directors may exercise all the powers of the Bank, subject, nevertheless, to the provisions of the Act and of these Articles, and to such regulations (being not inconsistent with any such provisions) as may be prescribed by the Bank in General Meeting, but no regulations made by the Bank in General Meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made.

Without restricting the generality of the foregoing powers, the Directors may do the following things:-

(a) Establish local boards, local managing or consulting committees, or local agencies in Nigeria or elsewhere, and appoint any one or more of their number or any other person to be members thereof, with such powers and authorities, under such regulations, for such period, and at such remuneration as they may deem fit, and may revoke any such appointment.

(b) Delegate to the Managing Director any of their powers upon such terms and conditions and with such restrictions and remuneration as they may think fit and may from time to time revoke, withdraw, alter or vary all or any of such powers.

(c) Appoint, from time to time, any one or more of their members to be Managing Director, Deputy Managing Director or Executive Directors, on such terms as to remuneration, and with such powers and authority and for such a period as they may deem fit and may, subject to the terms of any agreement entered into in any particular case revoke such appointments. The Managing Director so appointed shall not while he continues to hold office be subject to retirement by rotation but shall be subject to the same provisions as to vacation, disqualification and removal as the other Directors of the Bank. The Executive Directors or Deputy Managing Director so appointed may exercise the powers delegated to the Managing Director in (b) above if so authorised by the Managing Director. The Executive Directors or Deputy Managing Director shall in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Board of Directors and Managing Director.

(d) Enter into any agreement with any Director providing for his appointment, as from a future date, to the office of Managing Director or to any other office or place of profit under the Bank, on such terms as to payment of a retaining fee pending his appointment and remuneration and with such powers and authorities and for such period as they deem fit, and may, subject to the terms of any agreement entered into in any particular case, revoke such agreement. Any Director so appointed as from a future date to the office of Managing Director shall not while the agreement relating to such appointment remains in force be subject to retirement by rotation but shall (subject to the same provisions of any such agreement as aforesaid) be subject to the same provisions as to resignation and removal as the other Directors of the Bank.

(e) Appoint any person or persons, whether a Director or Directors of the Bank or not and whether or not, to hold in trust any property belonging to the Bank, or in which it is interested, or for any other purposes, and execute all such instruments and do all such things as may be required in relation to such trust and the Directors may provide for the remuneration of any such trustee and for his indemnification so far as is permitted by the Act.

(f) Appoint, in order to execute any instrument or transact any business outside Nigeria, any person or persons attorneys of the Directors or the Bank with such powers as they deem fit, including power to appear before all proper authorities and make all necessary declarations so as to enable the Bank's operations to be validly carried on outside Nigeria.

(g) Borrow or raise any sum or sums of money upon such terms as to interest or otherwise as they may deem fit, and for the purpose of securing the same and interest, or for any other purpose, create, issue, make and give respectively any perpetual or redeemable debentures, or any mortgage or charge on the undertaking or the whole or any part of the property, present or future, or

uncalled capital of the Bank, and any debentures and other securities may be made assignable free from any equities between the Bank and the person to whom the same may be issued.

(h) Make, draw, accept, endorse and negotiate respectively promissory notes, bills, cheques or other negotiable instruments, provided that every promissory note, bill, cheque or other negotiable instrument drawn, made or accepted, shall be signed by such person or persons as the Directors may appoint for the purpose.

(i) Invest or lend the funds of the bank not required for immediate use in or upon such investments as they deem fit and from time to time transpose any investment.

(j) Sell, let, exchange, or otherwise dispose of, absolutely or conditionally, all or any part of the property, privileges and undertaking of the Bank, upon such terms and conditions and for such consideration as they may think fit.

The Register of Charges may be closed during such periods (not exceeding in the whole thirty days in any year) as the Directors shall think fit. The fee to be payable by any person other than a creditor or Member of the Bank for each inspection of the Register of Charges to be kept under the Act shall be as the Directors may from time to time determine.

PROCEEDINGS OF DIRECTORS

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and may determine the quorum necessary for the transaction of business. Until otherwise fixed by the Directors, the quorum shall be eight Directors. The Directors shall be given notice in writing at least fourteen days prior to the date of any meeting of the Board of Directors unless a majority of the Directors agree to such shorter period of notice as is reasonable under the circumstances.

The Chairman may and on the request of a Director, the Secretary shall at any time summon a meeting of the Directors.

Questions arising at any meeting shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

The Directors may elect from among themselves a Chairman and a Vice Chairman and determine the period for which they shall hold office as Chairman and Vice Chairman. The Chairman shall preside at the meeting of the Directors and if at any meeting the Chairman be not present at the time appointed for the meeting and if either of them who may be present is unwilling to act as Chairman of such meeting, the Directors present may choose one of their members to be Chairman of that meeting. The Chairman shall not while he continues to hold office be subject to retirement by rotation.

93. The Directors may delegate any of their powers, other than the powers to make calls, to Committees, consisting of such member or members of their body as they think fit. Provided that the extent of borrowing powers exercised by a Committee shall be determined by the Board and any borrowing powers exercised by a Committee shall be brought to the attention of the Board. Any Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the Directors.

94. The meetings and proceedings of any such Committee consisting of two or more members, shall be governed by the provisions therein contained for regulating the meetings and proceedings of the Directors so far as the same are applicable thereto, and are not superseded by any regulations made by the Directors under the last preceding Article.

95. All acts done by any meeting of the Directors, or of a Committee of the Directors, or by any person acting as Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director, or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director.

96. The Directors shall cause minutes to be made, in books provided for the purpose, of all resolutions and proceedings of General Meetings and of meetings of the Directors or Committee of the Directors, and any such minutes, if signed by any person purporting to be the Chairman of the meeting to which they relate, or at which they are read shall be received as prima facie evidence of the facts therein stated.

97. A resolution in writing, signed or initialled by all the Directors for the time being entitled to receive notice of a meeting of the Directors, shall be as valid and effectual as if it has been passed at a meeting of the Directors duly convened and held. Approval of any such resolution as aforesaid may be given by letter, cable, telegram or telex transmission and any such letter, cable, telegram or telex transmission purporting to have been initialled by or signed by a Director shall be assumed to have been so signed or initialled.

98. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Bank (including the Memorandum and Articles of Association) and any resolutions passed by the Bank or the Directors or any committee of the Directors and any books, records, documents and accounts relating to the business of the Bank and to certify copies thereof or extracts therefrom as true copies or extracts, and where any books, records, documents or accounts are kept elsewhere than at the Office, any Branch Manager or other Officer of the Bank having the custody thereof shall be deemed to be a person appointed by the Directors for the purpose aforesaid. A document so signed need not be under the common Seal of the Bank.

DIRECTORS' REPRESENTATIVES

99. Any Director may by writing under his hand appoint another person, whether a Director of the Bank or not, to act as his representative at any meeting of the Directors

or of any Committee of the Directors which the Director making such appointment is entitled to attend. A representative so appointed shall be entitled to attend at any meeting for which he is appointed and at which the Director appointing him is not present, and to vote on behalf of the Director at such meeting on any resolution on which his appointor would have been entitled to vote, and he shall be deemed to be the agent of the Director appointing him and not to be an Officer of the Bank. An appointment under this Article may either be made for a particular meeting, or meetings, or for any meetings held during a specified period. A person may be appointed under this Article to act as a representative of more than one Director at the same meeting and shall be entitled to a separate vote on behalf of each of his Appointors in addition to the vote which he may be entitled to as a Director of the Bank. A Director whose representative duly appointed under this Article and not being himself a Director, is present at a meeting shall be counted as present for the purpose of constituting a quorum.

VACATION OF OFFICE AND DISQUALIFICATION OF DIRECTORS

The office of a Director shall be vacated:

(i) If by notice in writing to the Bank he resigns from the office of Director.

(ii) If he accepts or holds any other office in the Bank other than such office as is authorised by these Articles.

(iii) If he is adjudged to be a lunatic or becomes of unsound mind.

(iv) If he becomes bankrupt or suspends payment of his debts or compounds with his creditors.

(v) If he be convicted of any offence involving dishonesty or fraud.

(vi) If he be sentenced to a term of imprisonment without the option of a fine and the right of appeal therefrom has been exhausted in respect of a felony other than in respect of a traffic offence.

(vii) If he absents himself from meetings of the Directors on three consecutive occasions without leave of the Directors.

(viii) If he becomes prohibited from being a Director by reason of any order made under Section 254 of the Act.

(ix) If his being a Director would cause the Bank to be in contravention of the provisions of the Banking Decree.

(x) If he has been a Director of, or directly concerned in the management of a Bank licensed in Nigeria which has been wound up by a High Court unless with the express authority of the Governor of the Central Bank of Nigeria he be permitted to act or continue to act as a Director of the Bank.

(xi) If he be convicted of any offence under the provisions of Section 18 of the Banking Decree.

ROTATION OF DIRECTORS

101. At the Annual General Meeting in every year, one- third of the Directors for the time being or if their numbers is not a multiple of three then the number nearest to but not exceeding one-third shall retire from office.

102. Subject to the provisions of Articles 87(c) and 92, the Directors to retire at the Annual General Meeting in every year shall be the Directors who have been longest in office since their last election. As between Directors of equal seniority, the Directors to retire shall in the absence of any agreement be selected from among them by lot. A retiring Director shall be eligible for re-election, if qualified and shall continue to hold office as and shall be entitled to act as a Director until the conclusion of the meeting at which he retires.

103 The Bank may at the meeting at which any Director retires in the manner aforesaid fill the vacated office by electing a qualified person thereto. In default, the retiring Director, if qualified and willing to act, shall be deemed to have been re-elected, unless at such meeting it is resolved not to fill the vacated office or a resolution for his re-election has been put to the meeting and lost.

104. No person not being a Director retiring at the meeting shall, unless recommended by the Directors for election be eligible for the office of Director at any General Meeting unless not less than three nor more that twenty-one clear days before the meeting

there shall have been given to the Bank a notice in writing by a Member entitled to be present and vote at the meeting of his intention to propose such person for election and also a notice in writing signed by the person to be proposed of his willingness to be elected.

105. In addition to and without prejudice to the provisions of the Act, the Bank may by ordinary resolution remove any Director before the expiration of the period of his office, and may in the like manner appoint another in his place. Any person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director, but shall be eligible for re-election.

INDEMNITY OF DIRECTORS, ETC

106. Every Director, Managing Director, Agent, Secretary and any other Officer of the Bank for the time being shall be indemnified out of the assets of the Bank against any liability incurred by him in defending any proceedings, whether civil or criminal, on behalf of the Bank.

THE SEAL

7. The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors and in the presence of at least one Director or his representative and the Secretary and such Director or his representative and the Secretary shall sign every instrument to which the Seal shall be affixed in their presence and in favour of any purchaser or person bona fide dealing with the Bank such signatures shall be conclusive evidence of the fact that the Seal has been properly affixed, but so that the Directors may by resolution determine, either generally or in any particular case, that the signature of any Director may be affixed by some mechanical means to be specified in such resolution and restricted to certificates which have first been approved for sealing by the Auditors, or Transfer Auditors of the Bank in writing.

The Bank may have for use in any territory, district or place not situate in Nigeria, an official Seal which shall be a facsimile of the Seal, with the addition on its face of the name of every territory, district or place where it is to be used.

SECRETARY

The Secretary shall be appointed by the Directors for such terms, at such remuneration and upon such conditions as they may think fit, and any Secretary may be removed by them.

A provision of the Act or this Article requiring or authorising a thing to be done by a Director and the Secretary shall not be satisfied by its being done by the same person acting both as Director and as, or in place of, the Secretary.

DIVIDENDS

The Bank in General Meeting may from time to time declare a dividend to be paid to the Members according to their rights, but no such dividend shall (except expressly authorised by the Act) be payable otherwise than out of the profits of the Bank. No higher dividend shall be paid than is recommended by the Directors, and a declaration by the Directors as to the amount of the profits at any time available for dividends shall be conclusive. The Directors may, if they think fit, and if in their opinion the position of the Bank justifies such payment, from time to time declare and pay an interim dividend or pay any preferential dividends on shares issued on the terms that the preferential dividends thereon shall be payable on fixed dates.

Subject to any rights or privileges for the time being attached to shares in the capital of the Bank having preferential, deferred or other special rights in regard to dividends, the profits of the Bank which it shall from time to time determine to distribute by way of dividend shall be applied in payment of dividends upon the shares of the Bank in proportion to the amounts paid up thereon respectively otherwise than in advance of calls, all dividends shall be apportioned and paid proportionately to the amounts paid up thereon during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

113. A General Meeting declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets, and the Directors shall give effect to such resolution provided that no such distribution shall be made unless recommended by the Directors. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payment may be made to any Member upon the footing of the value so fixed in order to adjust the rights of Members, and may vest any specific assets in trustees upon trust for the persons entitled to dividend as may seem expedient to the Directors, and generally may make such arrangements as they may think fit.

114. The Bank shall maintain a Statutory Reserve Fund and shall out of its net profits each year and before any dividend is declared:-

(a) transfer to the Statutory Reserve Fund, where the amount of such Reserve Fund is less than the paid-up share capital of the Bank for the time being, a sum equal to not less than twenty-five per centum of such profits, or

(b) transfer to the Statutory Reserve Fund, where the amount of such Reserve Fund is equal to or in excess of the paid up share capital of the company for the time being, twelve and a half per centum of the net profits of the Bank, but no transfer under the foregoing provisions of this Article shall be made until any past losses have been made good.

115. The Bank shall not pay a dividend until:-

(a) all its preliminary expenses, organisation expenses, shares selling commission, brokerage, amounts of losses incurred and other capitalised expenses not represented by tangible assets have been completely written off, and

(b) after adequate provision for bad and doubtful debts has been made to the satisfaction of the Central Bank. For the purpose of this Article an issue of bonus shares shall be deemed to be the payment of a dividend.

116. In addition to such transfers as are provided for in Article 114 the Directors may at any time set aside out of the profits of the Bank such sum as they think proper and transfer them to a Second Reserve Fund which shall, at the discretion of the Directors be applicable for any purpose to which the profits of the Bank may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Bank or be invested in such investments as are permitted under the Banking Act and as the Directors may from time to time think fit. The Directors may also without placing the same to the Second Reserve Fund carry forward any profits which they may think prudent not to divide.

117. The Directors may deduct from any dividend or other moneys payable in respect of any shares held by a Member, either alone or jointly with any other Member, all such

.ms of money (if any) as may be due and payable by him either alone or jointly with ıy other person to the Bank on account of calls or otherwise.

.ny dividend, instalment of dividend or interest in respect of any share may be paid y cheque or warrant payable to the order of the Member entitled thereto, or in the ase of joint holders, of that Member whose names stands first on the Register in espect of the joint holding. Every such cheque or warrant shall (unless otherwise irected) be sent by post to the last registered address of the Member entitled thereto, nd the purported endorsement or receipt of the person whose name appears on the legister of Members as the owner of any share, or, in the case of joint holders, of any ne of such holders, or of his or their agent duly appointed in writing, shall be a good lisc ge to the Bank for all dividends or other payments in respect of such hare. Every such cheque or warrant shall be sent at the risk of the person entitled to he money represented thereby.

Subject to the provisions of the Act and any other applicable law no unpaid dividend or interest shall bear interest as against the Bank.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Bank until claimed, and the Bank shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared shall be forfeited and shall revert to the Bank.

CAPITALISATION OF RESERVES, ETC.

The Bank in General Meeting may at any time and from time to time pass a resolution that any sum not required for the payment of or provision for any fixed preferential di end, and (a) for the time being standing to the credit of any reserve fund or reserve account of the Bank, including premiums received on the issue of any shares, debentures or debenture stock of the Bank, or (b) being undivided net profits in the hands of the Bank, be capitalised, and that such sum be appropriated as capital to and amongst the Members in shares and proportions in which they would have been entitled thereto if the same had been distributed by way of dividend and in such manner as the resolution may direct and such resolution shall be effective; and the Directors shall in accordance with such resolution apply such sum in paying up in full any unissued shares in the capital of the Bank, or any debentures of the Bank, on behalf of the Members, and appropriate such shares or debentures to, and distribute the same credited as fully paid, amongst the Members in the proportions aforesaid, in satisfaction of their shares and interests in the said capitalised sum, or shall apply such sum or any part thereof on behalf of the Members in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any shares held by the Members, or otherwise deal with such as directed by such resolution. Where any difficulty arises in respect of any such distribution, the Directors may settle the same as they think expedient, and in particular they may fix the value for distribution of any fully paid-up shares or debentures, make cash payments to any shareholders on the footing of the value so fixed in order to adjust rights, and vest any such shares or debentures in trustees upon such trusts for or for the benefit of the

persons entitled to share in the appropriation and distribution as may seem just and expedient to the Directors. When deemed requisite, a proper contract for the allotment and acceptance of any share to be distributed as aforesaid shall be delivered to the Corporate Affairs Commission for registration in accordance with Section 129 of the Act, and the Directors may appoint any person to sign the contract on behalf of the persons entitled to share in the appropriation and distribution and such appointment shall be effective.

ACCOUNTS

22. The Directors shall cause such books of account to be kept as are necessary to comply with the provisions of the Act and of the Banking Act. Such books of account shall be kept at the principal administrative office of the Bank (whether or not the same be also the Registered Office) and shall always be open to the inspection of the Directors, the Auditor of the Bank and the Examiner. Except by the authority of the Directors, or of a General Meeting, no Member (other than a Director) shall have any right to inspect any books of account, or document of the Bank.

23. Once at least in every year the Directors shall lay before the Bank in General Meeting a profit and loss account for the period, in the case of the first account since the incorporation of the Bank and in any other case, since the preceding account, made up to a date not more than six months before such meeting.

24. A balance sheet shall be made out in every year and laid before the Bank in General Meeting made up to a date not more than six months before such meeting. Such balance sheet shall be accompanied by the report of the Directors as to the state of the Bank's affairs and the amounts (if any) which they recommend to be paid as dividend or propose to carry to reserve, by a report of the Auditors, and by such other documents as are required by the Act to be annexed thereto. A printed copy of the Directors' report, accompanied by printed copies of the balance sheet, profit and loss account and other documents required to be annexed to the balance sheet, shall not less than twenty-one days before the date of the meeting be sent to every Member of, and every holder of debentures of, the Bank and to every person registered under Article 27 and two copies of such documents shall at the same time be forwarded to the Secretary of the Exchange. Provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Bank is unaware or to more than one of the joint holders of any shares or debentures and the accidental omission to send any such documents to a Member shall not invalidate the proceedings at the meeting. The Auditors' report shall be read before the Bank in General Meeting and shall be open to inspection by any Member.

AUDIT

. Once at least in every year the accounts of the Bank shall be examined, and the correctness of the profit and loss account and balance sheet ascertained by one or more auditor or auditors.

The appointment, powers, rights, remuneration and duties of the auditors shall be regulated by Sections 357 to 369 of the Act and Section 29 of the Banking Act.

No person shall be appointed Auditor unless:-

(a) he is resident in Nigeria; and

(b) he is carrying on in Nigeria full time professional practice as a public accountant and Auditor, and

(c) he is a member of a body of accountants in Nigeria established from time to time by an Act or Decree.

No person shall be appointed Auditor or continue to be the Auditor if his appointment as such would be in contravention of the provisions of Section 29 of the Banking Act and Article 127 hereof..

Auditors shall be entitled to receive all notices of and other communications relating to any General Meeting which any Member is entitled to receive and shall be entitled to attend any General Meeting and to be heard thereat on any part of the business of the meeting which concerns the Auditors in their capacity as such.

NOTICES

A notice or other document may be served by the Bank upon any Member either personally or by sending it through the post in a pre-paid letter addressed to such Member at his last known address.

All notices directed to be given to the Members may with respect to any share to which persons are jointly entitled be given to whichever of such persons is named first in the Register of Members, and notice so given shall be sufficient notice to all the holders of such share.

Any Member described in the Register of Members by an address not within Nigeria shall be entitled to have notices served upon him at such address, but, save as aforesaid and as provided by Act, no Member other than a registered Member described in the Register of Members by an address within Nigeria shall be entitled to receive any notice from the Bank.

Any Member whose registered address is not within Nigeria, may from time to time notify in writing to the Bank an address within the meaning of the last preceding Article.

Any summons, notice, order or other documents required to be sent to or served upon the Bank, or upon any officer of the bank, may be sent or served by leaving the same or sending it through the post in a pre-registered letter addressed to the Bank, or to such officer, at the registered office.

135. Any notice or other document if served by post shall be deemed to have been served on the seventh day following that on which the letter containing the same is put into the post, and in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post as a pre-paid or registered letter as the case may be.

136. Any notice required to be given by the Bank to the Members, or any of them, and not expressly provided for by these presents, or any notice which cannot be served in the manner so provided, shall be sufficiently given if given by advertisement in not less than two national newspapers.

137. Any notice by a court of law, or otherwise, required or allowed to be given by the Bank to the Members or any of them by advertisement shall be sufficiently circulated if advertised once in not less than two national newspapers.

138. Any notice or other document served upon or sent to any Member in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Bank have notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service shall be a sufficient service on or to his executors, administrators, or assigns and all other persons (if any) interested in such shares.

WINDING UP

139. If the Bank shall be wound up, the Liquidator may with the sanction of a special resolution, divide among the Members in specie any part of the assets of the Bank and may, with the like sanction vest any part of the assets of the Bank in trustees upon such trusts for or for the benefit of the Members or any of them as the Liquidator with the like sanction shall think fit. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of Members otherwise than in accordance with their existing rights, but each Member shall in that event have a right of dissent and other ancillary rights.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares Taken by each Subscriber
1. JOHN AGER, 9, Probyn Road, Ikoyi, Nigeria. Bank Manager	(1) One
2. DENIS GEORGE ANDREW O'MAHONY 14, Mekunwen Road, Ikoyi, Nigeria Bank Official	(1) One
3. HAMISH STUART SIM, 40, Gerrard Road, Ikoyi, Nigeria Bank Official	(1) One
4. OLUDAISI OLABODE OGUNTUYO 81, Tokunboh Street, Lagos, Nigeria. Bank Official	(1) One
5. STEPHEN OBIESHE IBISI 47, Tejuoso Street, Surulere, Lagos, Nigeria Bank Official	(1) One
6. JOHN ALBERT HENRY LAURENCE 63, Marina, Lagos, Nigeria Chartered Secretary	(1) One
7. ALAN WHITTAKER, Chartered Accountant 63, Marina, Lagos, Nigeria	(1) One
TOTAL SHARES TAKEN	7 (Seven)

DATED this 20th day of February, 1961

WITNESS to the above Signatures: M. J. C. Young, Barrister-at-Law
MICHAEL JOHN CHARLTON YOUNG,
7A, Probyn Road, Ikoyi, Lagos, Nigeria.

File No. 82-4804

**THIS DOCUMENT IS IMPORTANT
AND REQUIRES YOUR IMMEDIATE ATTENTION**

If you are in any doubt about the contents of this document or any action to be taken, you should consult your Stockbroker, Bank Manager, Solicitor, Accountant or other professional adviser duly registered under the Investments and Securities Act CAP. I24 Laws of the Federation of Nigeria (LFN) 2004 immediately.

If you have sold or otherwise transferred all your shares in United Bank for Africa Plc or Standard Trust Bank Plc, please give this document and the accompanying forms of proxy to the purchaser or transferee or to the Stockbroker, Bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

SCHEME OF MERGER

(Under Section 100 of the Investments and Securities Act CAP. I24 LFN 2004)

BETWEEN


UBA

RC: 2457


standard trust
standard trust bank plc.

UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC

Incorporating an Explanatory Statement on the Proposed Scheme of Merger

Securities Transactions & Trust Company Nigeria Limited (SecTrust) is acting as Issuing House and Financial Advisers to United Bank for Africa Plc while BGL Securities Limited is acting as Issuing House and Financial Advisers to Standard Trust Bank Plc.

Securities Transactions & Trust Company Nigeria Limited and BGL Securities Limited will not be responsible to any person, individual or corporate body other than United Bank for Africa Plc and Standard Trust Bank Plc in relation to the transactions and arrangements referred to herein.

Notices convening the Court Ordered Meetings of United Bank for Africa Plc and Standard Trust Bank Plc are set out at the end of this document. To be valid, proxy forms must be completed, together with the power of attorney or other authority, if any, under which they are signed and in accordance with the instructions printed thereon, and must reach the Registrars of either United Bank for Africa Plc and Standard Trust Bank Plc, as the case may be, not less than 24 hours before the time fixed for the respective meetings.

The proposals, which are the subject of the Scheme for the proposed merger set out in this document, have been cleared with the Securities & Exchange Commission and the Central Bank of Nigeria. The actions that you are requested to take are set out on page 18. Notices of the meetings to be held are set out on pages 87 to 91.

Issuing House and
Financial Advisers to United Bank for Africa Plc

SecTrust RC 261272
Securities Transactions & Trust Co. Nig. Ltd.
(Member of the Nigerian Stock Exchange)

Issuing House and
Financial Advisers to Standard Trust Bank Plc

BGL Securities Ltd
(Member of The Nigerian Stock Exchange)
RC 269666

TABLE OF CONTENTS

DEFINITIONS

The following definitions shall apply throughout this document except where otherwise stated.

"CAC"	Corporate Affairs Commission
"CBN"	Central Bank of Nigeria
"CAMA"	Companies and Allied Matters Act Cap C20, LFN 2004
"CTB"	Continental Trust Bank Limited
"Court"	Federal High Court
"Court-Ordered Meeting"	The separate meetings of the shareholders of UBA and STB convened by Order of the Court pursuant to Section 100 of ISA, notices of which are set out on pages 87 to 91 of the Scheme Document
"CTC"	Certified True Copy
"Effective Date"	The date on which the Court sanctions the Scheme
"Explanatory Statement"	The statement dated May 18, 2005 issued by the Issuing House and Financial Advisers to UBA and STB for the purpose of explaining the terms, conditions and effects of the Scheme and set out on pages 12 to 26 of this Scheme Document
"FIRS"	Federal Inland Revenue Service
"GDR"	Global Depositary Receipts issued by UBA under the terms of a Global Deposit Agreement and a Rule 144A Deposit Agreement both dated May 8, 1998, between UBA the Bank of New York and the Owners and Beneficial Owners of Global Depositary Receipts and Rule 144A American Depositary Receipts respectively
"ISA"	Investments and Securities Act Cap. I24, LFN 2004
"Merger Agreement"	The agreement dated May 18, 2005 between UBA and STB setting out, inter alia the terms of the contingent value rights that may accrue exclusively to the respective pre-merger shareholders of UBA and STB following the completion of the merger
"New UBA Shares"	The shares in UBA to be issued to shareholders of STB pursuant to the Scheme
"NSE"	The Nigerian Stock Exchange
"SEC"	Securities & Exchange Commission
"STB"	Standard Trust Bank Plc
"Scheme"	The proposed Scheme of Merger of UBA and STB and the holders of their respective fully paid ordinary shares under Section 100 of the ISA and set out on pages 82 to 86 of this Scheme Document
"Scheme Document"	The document setting out the Scheme, the Explanatory Statement, the Notices of Court Ordered Meetings and the various Appendices therein
"Scheme Shares"	The 8,000,000,000 ordinary shares of 50 kobo each which constitute the entire issued share capital of STB which are to be exchanged for shares in UBA pursuant to the Scheme
"Special Dividend"	The dividend that will be payable to shareholders of UBA and STB pursuant to the Scheme
"Terminal Date"	The business date immediately preceding the Effective Date
"UBA"	United Bank for Africa Plc

PROPOSED TIME TABLE

EVENT	DATE
Last date for lodging proxy forms for Court-Ordered Meetings	July 5, 2005
UBA Court-Ordered Meeting	July 6, 2005
STB Court-Ordered Meeting	July 6, 2005
File returns of Court-Ordered Meetings at CAC	July 7, 2005
Apply for SEC final approval of the Scheme	July 8, 2005
Apply for CBN final approval of the Scheme	July 8, 2005
Obtain Clearance from FIRS on tax liability	July 8, 2005
Obtain SEC final approval of the Scheme	July 15, 2005
Obtain CBN final approval of the Scheme	July 18, 2005
File petition for Order sanctioning Scheme	July 19, 2005
Obtain Court Sanction of the Scheme (Effective Date)	July 25, 2005
Obtain Certified-True-Copy ("CTC") of Court Sanction on the Scheme	July 26, 2005
Register CTC of Court Sanction with CAC	July 27, 2005
Apply to NSE for delisting of STB Shares	July 28, 2005
File Court Sanction with SEC/apply for the registration of the New UBA Shares	July 28, 2005
File post merger documentation with CBN	July 28, 2005
Obtain NSE approval for delisting of STB shares	July 29, 2005
Publish copy of Court Sanction in at least two national newspapers	July 29, 2005
Submit copy of Court Sanction for publication in Gazette	July 29, 2005
Obtain SEC approval of the registration of new shares	August 8, 2005
File court sanction/newspaper advert with the NSE	August 9, 2005
Listing of the New UBA Shares on the Nigerian Stock Exchange	August 16, 2005
Dispatch UBA share certificates to STB shareholders	August 22, 2005
Effect and Perfect Asset Transfer	Post transaction

Directors and Parties to the Scheme

1. **UNITED BANK FOR AFRICA PLC**

Chairman:	**Mr. Kayode Sofola, SAN** 2, Tinubu Square Lagos
Managing Director/Chief Executive: (Acting)	**Alhaji Bello Garba** United Bank for Africa Plc UBA House 57, Marina Lagos
Directors:	**Mr. Junaid Dikko** 25A, Sir Tony Eromosele Street Parkview Estate Ikoyi, Lagos
	Mallam Aliyu Dikko United Bank For Africa Plc UBA House 57, Marina, Lagos
	Igwe Alex Nwokedi, OON Road 22, A39 Victoria Garden City, Lagos
	Dr. T. Asuquo John 8, Ilado Close Ikoyi, Lagos
	Mr. Victor Odozi Plot 4, Olawale Cole-Onitiri Avenue Off Admiralty Way Lekki Peninsular Phase 1 Lagos
	Alhaji Mustapha Abdulkadir AM 29, Faki Road Tudun Wada Kaduna
	Dr. Khalid Al-Mansour (American) 7887, Broadway Suite 1001 San Antonio, TX 78209 U.S.A
	Prof Jean Herskovits (American) 12 West 96th Street New York, NY 10025
	Mr. Willy Kroeger (German) BT Int'l (Nig) Limited 4, Adeyemi Lawson Street, Ikoyi Lagos
	Mr. Paolo De Martino (Italian) **(Alternate to Mr. Alessandro Deodato)** Banca Nazionale Del Lavoro S.P.A Via San Basilio 48, Italy
	Mr. Godwin Ize-Iyamu - Executive United Bank for Africa Plc UBA House 57, Marina, Lagos
Company Secretary and Registered Office	**Mrs. Aidevo Odu-Thomas** UBA House

DIRECTORS AND PARTIES TO THE SCHEME (cont'd)

Issuing House and Financial Advisers:	**Securities Transactions & Trust Company Nig. Limited** Foreshore Towers (12th Floor) 2a, Osborne Road Ikoyi, Lagos
Financial Advisers:	**Phillips Consulting Limited** UBA House (4th Floor) 57, Marina, Lagos
Reporting Accountants:	**Ernst and Young** Ebani House (Marina Side) 62, Marina, Lagos
Solicitors	**Udo Udoma & Belo-Osagie** St. Nicholas House (10th Floor) Catholic Mission Street Lagos
Auditors	**Akintola Williams Deloitte** 235, Ikorodu Road, Ilupeju, Lagos,
Stockbrokers:	**UBA Securities Limited** Raymond House (4th Floor) 97/105, Broad Street, Lagos
Registrars & Transfer Office	**UBA Securities Limited** Raymond House (4th Floor) 97/105, Broad Street, Lagos
Legal Due Diligence Advisers:	**Olaniwun Ajayi** UBA House (4th Floor) 57, Marina, Lagos
Joint Financial Due Diligence Advisers:	**Ernst and Young** Ebani House (Marina Side) 62, Marina, Lagos And **J.K Randle & Co** "Lisa Court" 61, Oduduwa Crescent GRA Ikeja

DIRECTORS AND PARTIES TO THE SCHEME (cont'd)

2. STANDARD TRUST BANK PLC

Chairman:

Chief Ferdinand Alabraba
203A, Corporation Drive
Dolphin Estate
Lagos

Managing Director:

Mr. Tony Elumelu
Standard Place
Plot 1662, Oyin Jolayemi Street
Victoria Island, Lagos

Directors:

Chief (Sir) Annie Okonkwo
2A, Aja Wachukwu Close
Ikoyi

Chief Israel C. Ogbue
2, Island Way
Dolphin Estate
Lagos

Mr. Albert E. Okumagba
Plot 1061, Abagbon Close
Off Ologun Agbaje Street
Victoria Island, Lagos

Alhaji Garba Shittu Ruma
5, Ibrahim Biu Road
Malari
Kaduna

Mr. Muyideen Ladoja
386/394, Ikorodu Road
Ojota, Lagos

Barrister Frank A. Owhor
21B, Abana Street
Old G.R.A, Port Harcourt
Rivers State

Mrs. Rose Ada Okwechime
19, Warehouse Road
Apapa, Lagos

Alhaji Rufa'i Mohammed
5, Lake Chad Crescent
Off IBB Way, Maitama, Abuja

Mr. Chika Mordi - Executive
Standard Place
Plot 1662, Oyin Jolayemi Street
Victoria Island, Lagos

Mr. Victor Osadolor - Executive
Standard Place
Plot 1662, Oyin Jolayemi Street
Victoria Island, Lagos

Mr. Phillips Oduoza - Executive
Standard Place
Plot 1662, Oyin Jolayemi Street
Victoria Island, Lagos

Mrs. Faith Tuedor-Mathews - Executive
Standard Place
Plot 1662, Oyin Jolayemi Street

Company Secretary and Registered Office:	**Mr. Samuel E. Adikamkwu** Standard Place Plot 1662, Oyin Jolayemi Street Victoria Island, Lagos
Issuing House and Financial Advisers:	**BGL Securities Limited** Plot 1061, Abagbon Close Off Ologun Agbaje Street Victoria Island, Lagos
Reporting Accountants:	**PricewaterhouseCoopers** Plot 252E, Muri Okunola Street Off Ajose Adeogun Street Victoria Island, Lagos
Solicitors and Legal Due Diligence Advisers:	**Banwo & Ighodalo** 98, Awolowo Road Southwest Ikoyi Lagos And **Wali-Uwais & Co** Right Wing, 1st Floor, Afri-Investment House Plot 2669, Aguiyi Ironsi Street Cadastral Zone A6 Abuja
Auditors:	**Akintola Williams Deloitte** 235, Ikorodu Road Ilupeju Lagos
Stockbrokers:	**BGL Securities Limited** Plot 1061, Abagbon Close Off Ologun Agbaje Street Victoria Island, Lagos
Registrars and Transfer Office:	**First Registrars Nigeria Limited** Plot 2, Abebe Village Road Iganmu Lagos
Financial Due Diligence Advisers:	**PricewaterhouseCoopers** Plot 252E, Muri Okunola Street Off Ajose Adeogun Street Victoria Island Lagos

a) Letter from the Chairman of United Bank for Africa Plc

UBA House
57 Marina
Lagos
May 18 2005

Dear Sir/Madam,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC

Introduction

As you may be aware, the Board of Directors of your bank and that of Standard Trust Bank Plc have been in discussions on a proposal to merge the two banks. The merger will be effected through a Scheme of Merger (the "Scheme") under Section 100 of the ISA.

The primary objective of the merger is to create the No. 1 bank in West Africa and one of the largest banks in Sub Saharan Africa with a formidable asset base, offering a full spectrum of banking services from basic products and services for the low income personal market to customised solutions for the commercial and corporate market. The combined entity upon completion of the merger will have total assets of N365 billion, over 360 branches spread across all the states of the country and a market leadership position within the sub-regional banking industry.

As part of the process of the merger, your Board of Directors engaged the services of several experts to guide its decision making. Accordingly, Securities Transactions & Trust Company Ltd was appointed as Issuing House & Financial Advisers, Phillips Consulting Ltd. as Financial Advisers, Udo Udoma & Belo-Osagie as Solicitors, Ernst and Young and JK Randle & Co jointly as financial due diligence advisers, Olaniwun Ajayi as legal due diligence advisers and Ernst and Young as Reporting Accountants.

I am pleased to inform you that preliminary approvals of the Scheme have been received from the appropriate authorities. The Scheme will be presented for your consideration and approval at the Court-Ordered Meeting to be held on July 6, 2005. You will find on Pages 12 to 26 of this Scheme Document, an Explanatory Statement containing details of the terms and effects of the Scheme.

Background

UBA was incorporated in Nigeria as a private limited liability company on February 23, 1961 under the Companies Ordinance (Cap 37) 1922. The bank took over the assets and liabilities of the British and French Bank Ltd, which had carried on business in Nigeria since 1949 and commenced business officially on October 3, 1961.

The ownership and management of the bank in the 1960's was essentially made up of foreign banks and three of those banks remain shareholders till the present day. The ownership and management structure of the bank changed significantly during the 1970's when the Federal Government of Nigeria decided to acquire an equity stake in all major banks that at the time were controlled by foreign shareholders.

Between 1970 and 1980 the bank experienced phenomenal growth, its branch network grew from 24 to 77 and the number of employees increased from 836 to 4,500, while assets and deposits exceeded N1 billion respectively.

UBA's growth continued through the 1980's, with total deposits increasing from N2.4 billion in 1981 to N11.9 billion in 1991 while total assets grew from N2.5 billion to N12.7 billion over the same period. One notable feature of its branch expansion was the opening of a representative office in New York in September 1982, which was later transformed to a full-fledged branch in May 1984. A branch was also opened in the Cayman Islands in 1988. To date, UBA remains the only Nigerian bank and indeed Sub-Sahara African bank to have established and retained branches in the United States and Grand Cayman Island.

The 1990's proved to be the most successful years as total deposits moved from N11.9 billion in 1991 to N133 billion in 2001, while total assets grew from N12.7 billion to N188 billion and shareholders' funds grew from N484.5 million to N9 billion over the same period. The bank's privatisation occurred midway through this decade when the Federal Government sold its shareholding stake in the bank to the public.

UBA is known for its innovativeness and creativity and some of the key milestones in the bank's history include:

- First amongst international banks to be registered under Nigerian Law
- First bank to offer its shares to the public following its listing on the Nigerian Stock Exchange in 1970
- First bank to introduce the cheque guarantee scheme known as UBACARD in 1986
- Won the Euro Money 2000 award for 'excellence' as the best domestic bank in Nigeria
- First Nigerian bank/company to gain recognition of the international financial community through the establishment of a

UBA is determined to adapt its businesses to reflect market realities; changing customer needs and the changing aspirations of its key stakeholders. Existing and potential customers of the bank can and should continue to expect increased responsiveness and enhanced value in the future.

Today, UBA remains a strong, safe and reliable bank, and a competitive force to be reckoned with in the Nigerian banking industry. The bank's intention is to buttress its achievements of the past and reposition itself to tackle the ever-changing challenges facing the banking industry in the 21st century.

Benefits/Effects of the Merger

The primary objective of the merger is to better position the post-merger UBA for sustainable superior financial performance. From the merger, UBA expects to significantly increase its net operating profit going forward and gain other financial benefits by increasing its revenues, cutting costs and locking into continuous productivity gains to boost shareholder value.

The key drivers of the merger are:

a) **Economies of Scale -** the combined institution will create economies of scale that will result in a reduction in costs and the utilisation of the synergies between the two institutions to streamline the operations of the post-merger UBA.

b) **Geographical Expansion -** the combined institution will facilitate geographical expansion into markets where we had not previously had a presence. As a result, the combined bank will be able to decrease total risk, increase product sales and thus increase overall gross revenue.

c) **Increasing the combined Capital Base and Product Offerings -** the combined asset base (size) of the two banks would be one of the largest in the sector and will thus allow the enlarged bank to make loans that would not have been possible for either bank in their individual capacities due to regulatory restrictions on lending. In addition, the combined entity would have the ability to offer a greater array of products thus increasing sales and thereby, increasing gross revenue.

d) **Gaining Market Power -** Through the merger, the combined bank will be better able to compete with institutions within Nigeria, the Sub-Saharan Africa region and internationally, thereby increasing market share, surpassing the competition and consequently increasing gross revenue.

Special Dividend

UBA's financial year-end is March 31 and its accounts for the last financial year have been audited. As you are aware, your directors are unable to declare final dividends until the accounts on which those dividends are based have been approved by the CBN. In view of the timing of the merger, UBA will not be able to obtain the CBN approval before the completion of the merger. For this reason it has been agreed that UBA should, as part of the Scheme, pay a Special Dividend to its shareholders based on the audited accounts of the bank as at March 31, 2005.

Accordingly, the Board of Directors of your bank have approved that a Special Dividend of 60 kobo per share be paid as part of the Scheme, subject to the approval of CBN, to those persons whose names appear on our register of members as at close of business on June 22, 2005. No further dividends will be payable to the shareholders of the pre-merger UBA in respect of UBA's financial year ended March 31, 2005, and the first dividend that will be paid by the post-merger UBA will be based on its accounts for the period ending March 31, 2006.

Recommendations

Your Board of Directors and our Financial Advisers consider the terms of the proposed merger to be fair and reasonable. Therefore, your Board of Directors recommends that you vote in favour of the resolutions, which are to be proposed at the Court-Ordered Meeting on July 6, 2005. If you are unable to attend the meeting in person, please complete and return the enclosed proxy form in accordance with the instructions thereon. Please note that the lodging of a proxy form does not prevent you from attending the meeting and voting in person, should you subsequently decide to do so. However, in such instances, your proxy will not be entitled to attend or vote.

Yours faithfully,

Mr. Kayode Sofola, SAN
Chairman

b) Letter from the Chairman of Standard Trust Bank Plc

Standard Place
Plot 1662, Oyin Jolayemi Street,
Victoria Island
Lagos

May 18, 2005

Dear Sir/Madam,

PROPOSED MERGER OF STANDARD TRUST BANK PLC WITH UNITED BANK FOR AFRICA PLC

Introduction

As you may be aware, the Board of Directors of your bank, Standard Trust Bank Plc ("STB") and that of United Bank for Africa Plc have been holding discussions on a proposal to merge the two banks. The merger will be effected through a Scheme of Merger ("the Scheme") under Section 100 of the ISA.

We envisage that the merger will create a leading banking institution in West Africa, with a fully diversified financial supermarket infrastructure that will have a strong capital base, total assets of N365 billion, 360 branches in all the states in Nigeria and a market leadership position within the sub-regional banking industry. We are convinced that the emergent institution will be well positioned to achieve strong and stable financial performance and increased shareholder value by means of a more balanced business mix, greater economies of scale and enhanced efficiency and competitiveness.

As part of the process of the merger, your Board of Directors engaged the services of several experts to guide its decision making. Accordingly, BGL Securities Limited was appointed as Issuing House & Financial Advisers, Banwo & Ighodalo and Wali-Uwais & Co as Solicitors and legal due diligence advisers and PricewaterhouseCoopers as financial due diligence advisers and Reporting Accountants.

I am pleased to inform you that pre-merger approvals of the Scheme have been received from the appropriate authorities. The Scheme will be presented for your consideration and approval at the Court-Ordered Meeting to be held on July 6, 2005. You will find on Pages 12 to 26 of the Scheme Document an Explanatory Statement containing details of the terms and effects of the Scheme.

Background

STB was incorporated as Crystal Bank of Africa Limited, on March 15, 1990 and commenced business as a commercial Bank on June 4, 1990. On the July 30, 1997, the bank was restructured following a change in ownership and management and its name was changed to Standard Trust Bank Limited. The bank became a public limited liability company on July 19, 2002 and successfully undertook an Initial Public Offer ("IPO") and listing of its entire issued share capital on the Nigerian Stock Exchange in March 2004. The original offer amount was more than 154% over-subscribed and total subscriptions exceeded N8.4 billion.

The Standard Trust Bank Plc story is generally regarded as one of the most successful turnaround stories in corporate Nigeria. The success was premised on the following:

a. A retail banking philosophy founded on providing simple but effective financial services products
b. A rapid branch expansion strategy aimed at facilitating convenience banking
c. A strong and robust IT infrastructure
d. A disciplined, visionary and focused management

The Bank's story has been one of continuing success with a number of significant achievements:

- One of only seven settlement banks appointed by the CBN to clear cheques on behalf of all other banks in Nigeria
- A true national franchise with presence across the length and breadth of Nigeria. This distribution network underpins the Bank's retail banking focus
- Acknowledged leader in technology banking with a customer friendly internet banking portal founded on a robust On-line Real-Time Banking network
- A customer base numbering well in excess of 1 million active account holders
- Investment grade ratings by both local and international credit rating agencies (testimony to a solid financial position and footing)

Your Board of Directors is of the strong opinion that the merger represents an opportunity for you to benefit from the synergies that would result from a combination of the operations of UBA and your bank. The enlarged company resulting from the merger will be well positioned to become the biggest "one-stop financial institution" in Nigeria, thereby enhancing shareholder value.

Benefits/Effects of the Merger

The primary objective of the merger is to better position the enlarged UBA for sustainable superior financial performance. From the merger, UBA expects to significantly increase its net operating profit going forward and gain other financial benefits by increasing its revenues, cutting costs and locking into continuous productivity gains to boost shareholder value.

The key drivers of the merger are:

a) Economies of Scale - the combined institution will create economies of scale that will result in a reduction in costs and the utilisation of the synergies between the two institutions to streamline the operations of the enlarged UBA.

b) Geographical Expansion - the combined institution will facilitate geographical expansion into markets where we had not previously had a presence. As a result, the combined bank will be able to decrease total risk, increase product sales and, thus increase overall gross revenue.

c) Increasing the combined Capital Base and Product Offerings - the combined asset base (size) of the two banks would be one of the largest in the sector and will thus allow the enlarged bank to make loans that would not have been possible for either bank in their individual capacities due to regulatory restrictions on lending. In addition, the combined entity would have the ability to offer a greater array of products thus increasing sales and thereby, increasing gross revenue.

d) Gaining Market Power - Through the merger, the combined bank will be better able to compete with institutions within Nigeria, the Sub-Saharan Africa region and internationally, thereby increasing market share, beating the competition and consequently increasing gross revenue.

Adjustment for GDR

In January 2005, STB approached the Nigerian capital market to raise N14 billion through an Offer for Subscription of 2 billion ordinary shares at N7.00 per share. The primary purpose for which the offer proceeds were to be employed, as disclosed in the prospectus and approved by SEC, the NSE and the CBN, was to "fund strategic acquisition of controlling equity interests in other banks..."

In pursuance of the above objective STB entered into an arrangement with Afrinvest Limited ("Afrinvest"), an investment banking firm based in London, which was acting on behalf of various investors holding Global Depositary Receipts ("GDRs") of UBA. Under the terms of the arrangement, STB has agreed, subject to receiving the approval of the SEC, the NSE and the CBN, to purchase the GDRs and the purchase sum is currently being held in escrow by Afrinvest. It was also agreed, as part of the proposed transaction, that the GDRs should be withdrawn from the GDR programme and converted back into a corresponding number of ordinary shares in UBA ("the Underlying UBA Shares"). The Underlying UBA Shares, which are also being held in escrow, are currently deposited in a custodial account maintained by Stanbic Nominees Limited with the Central Securities Clearing System of the NSE, pending receipt of the relevant regulatory approvals.

It is proposed as part of the Scheme, that the Underlying UBA Shares will be distributed, in specie, to shareholders of STB by way of a special 'adjustment for GDR', on the basis of 2 (two) Underlying UBA Shares for every 20 (twenty) STB ordinary shares of 50 Kobo each owned by such shareholders at the close of business on June 22, 2005. Any Underlying UBA shares that remain after all such distribution shall be sold on the floor of the NSE and the proceeds distributed to shareholders of STB entitled to such shares.

The Underlying UBA Shares to be distributed by way of 'adjustment for GDR' as described above shall form a single class of shares with the existing issued ordinary shares of UBA and ownership of such shares will be transferred to shareholders of STB.

Special Dividend

STB's financial year end is July 31. As you are aware, your directors are unable to declare final dividend until the accounts on which those dividends are based have been audited and such accounts approved by the CBN. In view of the timing of the merger it is possible that STB's year end will not have occurred and that even if it has, STB will not be able to complete the audit and approval process described above before the completion of the merger. For this reason it has been agreed that STB should, as part of the Scheme, pay a Special Dividend to its shareholders based on the interim audited accounts of the bank as at March 31, 2005. Accordingly, the board of directors of your bank have approved that a Special Dividend of 20 kobo per share be paid as part of the Scheme, subject to the approval of CBN, to those persons whose names appear on our register of members as at close of business on June 22, 2005. No further dividends will be payable to the shareholders of the pre-merger STB in respect of STB's financial year ending July 31, 2005, and the first dividend that will be paid by the enlarged UBA will be based on its accounts for the period ending March 31, 2006.

Recommendation

Your Board of Directors and our Financial Advisers consider the terms of the proposal fair and reasonable. Therefore your Board of Directors unanimously recommends that you vote in favour of the resolution, which is to be proposed at the Court-Ordered Meeting on July 6, 2005. If you are unable to attend the meeting in person, please complete and return the enclosed form of proxy in accordance with the instructions thereon. Please note that the lodging of a form of proxy does not prevent you from attending the meeting and voting in person instead should you subsequently decide to do so. However, in such instances, your proxy will not be entitled to attend or vote.

Yours faithfully,

Chief Ferdinand Alabraba
Chairman

EXPLANATORY STATEMENT TO THE SHAREHOLDERS OF UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC

May 18, 2005

To the Shareholders of:
United Bank for Africa Plc
And
Standard Trust Bank Plc

Dear Sir/Madam,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC ("UBA") AND STANDARD TRUST BANK PLC ("STB")

1. Introduction

You will have been informed by the letters from your respective Chairmen, presented on Pages 8 to 11 of this document, of the on-going discussions between the Directors of UBA and STB regarding the intention to merge the assets, liabilities and operations of the two companies through a Scheme of Merger (the "Scheme"). It is intended that the Scheme be effected under the procedures set out in Section 100 of the ISA.

Your Boards of Directors have authorised us, as Issuing House and Financial Advisers to UBA and STB respectively, to write to you in order to explain on their behalf the provisions and effects of the Scheme, which we now present hereunder:

2. The Proposal

a) Consideration

i. It is intended that all the assets, liabilities and undertakings, including real property and intellectual property rights of STB be transferred to UBA and that the entire share capital of STB be cancelled. STB will subsequently be dissolved without being wound up.

ii. In consideration of the transfer of all assets, liabilities and undertakings, including real property and intellectual property rights of STB to UBA, all holders of the STB shares cancelled shall

RECEIVE: 1 ordinary share of 50 kobo each in UBA credited as fully paid

IN EXCHANGE FOR: Every 2 STB ordinary shares of 50 kobo each held by them on the Terminal Date.

b) Special Dividend

UBA's financial year-end is March 31 and its accounts for this period have been audited, while STB's financial year-end is July 31. As you are aware, the directors of UBA and STB are unable to declare final dividends until the accounts on which those dividends are based have been audited and such accounts approved by the CBN. In view of the timing of the merger, it is possible that STB's year end will not have occurred and that even if it had, STB will not be able to complete the audit and approval process described above before the completion of the merger. In the case of UBA, through the accounts have been audited and approved by the Board of Directors, they are yet to be approved by the CBN. For these reasons, the Boards of Directors of UBA and STB have approved, as part of the Scheme, the payment of a Special Dividend to the shareholders of the respective banks as follows:

UBA Shareholders:

- The Board of Directors of UBA has approved the payment to UBA shareholders of a Special Dividend of 60 kobo per share, subject to the approval of CBN. The dividend shall be payable to those persons whose names appear on the register of members of UBA as at the close of business on June 22, 2005.

- No further dividends will be payable to the shareholders of the pre-merger UBA in respect of UBA's financial year ended March 31, 2005, and the first dividend that will be paid by the post-merger UBA will be based on its accounts

STB Shareholders:

- The Board of Directors of STB has approved the payment to STB shareholders of a Special Dividend of 20 kobo per share, subject to the approval of CBN. The dividend shall be payable to those persons whose names appear on the register of members of STB as at the close of business on the June 22, 2005
- No further dividends will be payable to the shareholders of the pre-merger STB in respect of STB's financial year ending July 31, 2005, and the first dividend that will be paid by the post-merger UBA will be based on its accounts for the period ending March 31, 2006.

The Special Dividend arrangements described above, in relation to the existing shareholders of both UBA and STB, have the advantage of ensuring that future dividends paid to the post-merger shareholders of UBA will be based on the performance of the post-merger UBA.

c) Post Merger Dividend and Other Rights

The New UBA Shares to be issued to the current shareholders of STB shall upon the Scheme becoming effective, rank pari-passu in all respects and shall form a single class of shares with the existing issued ordinary shares of UBA. Any dividend, bonus issues and other distributions made by UBA after the Scheme will also be paid and made on the New UBA Shares.

d) Adjustment for GDR

In January 2005, STB approached the Nigerian capital market to raise N14 billion through an Offer for Subscription of 2 billion ordinary shares at N7.00 per share. The primary purpose for which the offer proceeds were to be employed, as disclosed in the prospectus and approved by the SEC, the NSE and the CBN, was to fund strategic investment in other banks.

In pursuance of the above objective, STB entered into an arrangement with Afrinvest Limited ("Afrinvest"), an investment banking firm based in London, which was acting on behalf of various investors holding Global Depositary Receipts ("GDRs") of UBA. Under the terms of the arrangement, STB has agreed, subject to receiving the approval of the SEC, the NSE and the CBN, to purchase the GDRs and the purchase sum is currently being held in escrow by Afrinvest. It was also agreed, as part of the proposed transaction, that the GDRs should be withdrawn from the GDR programme and converted back into a corresponding number of ordinary shares in UBA ("the Underlying UBA Shares"). The Underlying UBA Shares, which are also being held in escrow, are currently deposited in a custodial account maintained by Stanbic Nominees Limited with the Central Securities Clearing System of the NSE, pending receipt of the relevant regulatory approvals.

It is proposed as part of the Scheme, that the Underlying UBA Shares will be distributed, in specie, to shareholders of STB by way of a special 'adjustment for GDR', on the basis of 2 (two) Underlying UBA Shares for every 20 (twenty) STB ordinary shares of 50 Kobo each owned by such shareholders at the close of business on June 22, 2005. Any Underlying UBA Shares that remain after all such distribution shall be sold on the floor of the NSE and the proceeds distributed to shareholders of STB entitled to such shares.

The Underlying UBA Shares to be distributed by way of 'adjustment for GDR' as described above shall form a single class of shares with the existing issued ordinary shares of UBA and ownership of such shares will be transferred to shareholders of STB.

e) Contingent Liability Arising from Judgment in Suit Filed Against UBA by BTL Industries Limited

UBA is a defendant in a suit instituted by BTL Industries Limited ("BTL") in 1994, and which arose from a number of documentary credit transactions that BTL entered into with the bank between 1981 and 1983. Judgement was entered against UBA by the Lagos High Court for a sum which, together with accrued interest, amounted to N6.238 billion as at June 30, 2004 and UBA, being dissatisfied with the judgement of the High Court, appealed to the Court of Appeal. The Court of Appeal affirmed the judgement of the High Court and the matter is currently on appeal to the Supreme Court, although it is clear that the decision of the Supreme Court will not be known prior to the completion of the proposed merger. Based on the advice of the bank's solicitors, the directors of UBA are of the opinion that the bank's appeal should be successful and that the contingent liability, which currently exceeds N6 billion arising from the suit, is unlikely to crystallise.

Although a provision of N500 million was made in the accounts of UBA for the financial year ended March 2004 for this

In order to protect the shareholders of STB from suffering a reduction in the value of their investment in the post-merger UBA should the Supreme Court uphold the decision of the Court of Appeal, UBA and STB have agreed as part of the Scheme that additional shares shall be issued to the shareholders (i.e. shareholders of STB prior to the merger) whose names appear in STB's register of shareholders as at the close of business on the Terminal Date. The additional shares in the capital of the enlarged (post-merger) UBA would be issued pro-rata to compensate the pre-merger shareholders of STB for any disadvantage that they may have suffered in the valuation process by virtue of the contingent liability arising from the judgment in the BTL suit not being taken into account in determining the value of UBA.

Such shares will be issued by the post-merger UBA within six months after the date of the Supreme Court's judgement in the suit instituted against UBA by BTL Industries Limited.

f) Continental Trust Bank Limited

STB currently holds a 47.9% shareholding interest in Continental Trust Bank Limited ("CTB"). As you may be aware, the Central Bank of Nigeria has stipulated a deadline of December 31, 2005 for banks operating in Nigeria to meet a minimum capital requirement of N25 billion and this requirement will have to be met by CTB. In order to facilitate this, it is proposed that before the end of this year CTB will merge with the post-merger UBA, subject to appropriate due diligence being conducted and the merger being approved by the Board of Directors of the enlarged UBA, the CBN and other regulatory authorities.

As part of the process of enhancing CTB's balance sheet, and preparing the institution for a possible merger with the post-merger UBA, CTB submitted an application to the CBN seeking the CBN's forbearance of a debt of N6.4 billion that was due from CTB to the CBN ("Forbearance Amount").Consequent upon this application the CBN has granted CTB a forbearance of 80% of the Forbearance Amount subject to certain conditions. The CBN has signified that a further forbearance of the balance of 20% of the debt would be granted to the post-merger UBA if CTB were to merge with that institution.

It was agreed by the Financial Advisers of UBA and STB that in order to determine the exchange ratio of STB to UBA shares under the Scheme, an assumption would be made for valuation purposes that the conditions stipulated by the CBN would be met by CTB and the Forbearance Amount would be written off by the CBN.

In order to protect the interests of the pre-merger shareholders of UBA, the directors of UBA and STB have agreed that in the event that CTB does not meet the conditions set by CBN in relation to the write-off of the Forbearance Amount by December 31, 2005, the shareholders whose names appear in UBA's register of shareholders as at the close of business on the Terminal Date (i.e. shareholders of UBA prior to the merger) shall be issued pro-rata additional fully paid ordinary shares in the capital of the post-merger UBA to compensate them for any disadvantage they may have suffered in the valuation process by virtue of CTB's indebtedness in relation to the Forbearance Amount not being taken into account in determining the value of STB's investment in CTB. Such shares will be issued by the post-merger UBA no later than December 31, 2006.

g) Further Post-Merger Share Adjustments

UBA and STB have entered into a Merger Agreement dated May 18, 2005 under the terms of which both banks have made various representations and warranties regarding the state of affairs of their respective banks and given certain indemnities. The Merger Agreement also specifies that further share adjustments may be made, following the completion of the merger, to the pre-merger shareholders of STB and UBA in accordance with the terms of the Merger Agreement in respect of such representations, warranties and indemnities. Except as expressly provided in the Merger Agreement, such adjustments will be made at the expiration of three (3) years following the Effective Date only if the aggregate liabilities in respect of such exceed N1 Billion.

h) Treatment of Shares Issued Post-Merger by Way of Adjustment

Any shares to be issued pursuant to the arrangements described in paragraphs 2(e) (f) and (g) of this Explanatory Statement, to the pre-merger shareholders of STB and UBA respectively, shall rank pari-passu in all respects and shall form a single class of shares with the existing issued ordinary shares of the post-merger UBA. The right to receive such shares shall not be transferable except by operation of law and in the event that it becomes necessary to issue any such shares the applicable number of shares to be issued to the pre-merger shareholders of UBA or STB as the case may be will be determined by reference to the Scheme valuation price per share of UBA, which is =N=11.12 in the case of pre-merger STB Shareholders and N10.00 in the case of pre-merger UBA Shareholders.

i) Appointment of Shareholder Representatives

One of the unique features of the Scheme is the inclusion of a mechanism for making post-merger share adjustments to the number of shares that will be issued to the shareholders of STB in consideration of the merger, or to the pre-merger shareholders of UBA if either the forbearances referred to in paragraph 2(f) of this Explanatory Statement are not granted by the CBN or the contingent liabilities arising from the BTL case referred to in paragraph 2(e) crystallises or such shareholders become entitled to additional shares in accordance with the terms of the Merger Agreement.

The rights that will be conferred on the shareholders of UBA and STB respectively under the terms of the Scheme will only be meaningful if the status of the post-merger UBA is continuously monitored. Such monitoring will ensure that if a post-merger event should occur that would trigger an adjustment, such an event would be brought to the attention of UBA's management who, if necessary, could be compelled to make the required share adjustments. The enforcement of these rights requires the on-going involvement of the respective pre-merger shareholder groups but this is complicated by the fact that STB will cease to exist as a distinct entity after the merger.

In order to address the difficulty that the dissolution of STB might create, in relation to monitoring post-merger events, it is proposed as part of the Scheme that the Nigerian offices of the International Accounting Firms of Ernst & Young and PricewaterhouseCoopers be appointed as representatives of all those persons whose names appeared on the register of members of UBA and STB respectively, as at the close of business on the Terminal Date ("Shareholder Representatives"); and that in this capacity the Shareholder Representatives be authorised to take all such steps as may be required to ensure that the provisions of the Scheme relating to post-merger share adjustments are given full effect by the post-merger UBA.

j) Amendments to Articles of Association of UBA

In order to facilitate the Scheme, it is proposed that Articles 74, 92, and 100 of the Articles of Association of UBA will be amended in the terms set out in the notice of the Court Ordered Meeting of UBA. The purpose of the proposed amendments is to remove the limit on the number of executive directors; amend the provisions relating to the period for which the Chairman may hold office and to make the Chairman subject to retirement by rotation; and also cause the office of a director to be vacated if a director, directly or indirectly, enjoys a facility from the bank that remains non-performing for a period in excess of six (6) months.

k) Conditions Precedent

The Scheme shall become effective and binding on the holders of the Scheme Shares if:

a) It is ratified by a majority representing three-quarters in value of the holders of STB shares present and voting either in person or by proxy and three- quarters in value of the holders of UBA shares present and voting either in person or by proxy at separate meeting of the shareholders of STB and UBA convened by the order of the Court;

b) SEC and CBN approve, with or without modification, the terms and conditions of the Scheme agreed to by the majority of the shareholders of both companies; and

c) The Court sanctions the Scheme with orders to the effect that:

   i. All assets, liabilities and undertakings, including real property and intellectual property rights of STB be transferred to UBA as provided in the Scheme
   ii. Holders of the Scheme Shares be allotted UBA shares
   iii. All legal proceedings, claims and litigation, pending or contemplated by or against STB be continued by or against UBA after the Scheme
   iv. The entire share capital of STB be cancelled and STB be dissolved without being wound up
   v. Ernst & Young and PricewaterhouseCoopers be appointed as representatives of all those persons whose names appeared on the register of members of UBA and STB respectively, as at the close of business on the Terminal Date, for purposes of monitoring and enforcing the rights of the pre-merger shareholders of UBA and STB in relation to any post-merger share adjustments that may become necessary under the Scheme.
   vi. In the event of the removal or resignation of either of the shareholder representatives, successor shareholder representatives be appointed in accordance with the procedure set out in the Merger Agreement

3. Elements of the Scheme

a) Rationale for the Merger

In line with their stated intention to become the leading and foremost banking and financial services company in Nigeria, the Boards of Directors of UBA and STB have decided to consolidate their businesses into one entity, taking into consideration the fact that both banks are currently operating in the Nigerian financial terrain. The overall objective of the merger of UBA and STB is to create a post-merger bank that will have a leadership position in the Nigerian banking industry and also to create a full service financial services franchise with an effective presence in all sectors of the Nigerian economy.

b) Benefits/Effects of the Merger

- **Strategic Considerations**

The Boards of Directors and senior management of UBA and STB believe that the merger will provide a number of significant strategic opportunities and benefits to their respective shareholders, staff, and customers as well as the entire Nigerian economy, including the following:

- **Enhanced Positions in all areas of the financial services sector:**

On a pro forma basis, the combined company will be one of the leading banks in Nigeria based on various parameters.


2004A Deposits
STB+UBA
UBN
FBN
UBA
Zenith
STB
GTB
Afribank
Wema
Oceanic
Diamond
2004A Net Loan Portfolio
STB+UBA
UBN
FBN
UBA
Zenith
GTB
Wema
STB
Afribank
Diamond
Oceanic
2004A Total Assets
UBN
STB+UBA
FBN
Zenith
UBA
STB
GTB
Wema
Afribank
Oceanic
Diamond
2004A Shareholders Funds
STB+UBA
FBN
Zenith
UBN
STB
GTB
Oceanic
Wema
Afribank
Diamond
UBA
2004A Gross Earnings
FBN
STB+UBA
UBN
Zenith
UBA
GTB
STB
Oceanic
Wema
Afribank
Diamond
2004A Profit after Tax
FBN
STB+UBA
UBN
Zenith
UBA
STB
GTB
Oceanic
Afribank
Wema
Diamond
2004A Net Interest Income
FBN
UBN
STB+UBA
UBA
Zenith
STB
Afribank
GTB
Oceanic
Diamond
Wema

The combined entity will have a leadership position in a number of products and services areas in the financial services sector:

i. Following the merger, the post-merger UBA will have a more balanced business mix that draws on the strength of UBA and STB. While UBA has a robust branch network, strong retail/corporate banking customer base, international presence and a well-developed brand, STB has demonstrated an ability to harness cutting edge technology, entrepreneurial workforce, a capacity for effective and rapid transaction/deal execution, and strong leadership. We believe that a combination of these attributes will help unlock the value inherent in UBA.

   Furthermore, the diversity of the post-merger UBA will provide cross marketing opportunities and ensure a balance that will help the enlarged bank avoid any undue volatility in its earnings as compared to either the pre-merger UBA or STB.

ii. The merger will also result in broader geographic branch coverage for the combined entity with approximately 360 branches across the country.

- **Enhanced Opportunities for Wholesale and Other Financial Services:**

The Board of Directors and senior management of UBA and STB believe that the enlarged entity will benefit from the ability to sell their respective wholesale financial services to a larger combined client base.

In addition, the combined entity will retain and strengthen its leadership position in key corporate, public sector and investment banking businesses and will also have leading positions in a number of treasury and securities services businesses as well as the card services business.

c) Expected Financial Synergies:

The merger will ultimately reduce overheads and enhance shareholder value through the exploitation of various operational synergies, which will result in improved revenues, significant cost savings, improved efficiency and an expanded product range. The enlarged bank will among other things, carry on universal banking activities and other auxiliary services.

Based on a review of the operations of UBA and STB, the Boards of Directors and senior management of UBA and STB estimate that the merger will enhance the combined entity's annual profit before taxation and goodwill amortisation by approximately N1.48 billion in the first year and N4.83 billion in the second year.

Earnings enhancements are expected to result from a variety of sources chief of which is an enhanced capacity to do business (as a result of size), new business opportunities that are best exploited by the enlarged Bank and from the ability to offer a combined portfolio of products and services to a larger client base. The merger is also expected to result in cost synergies from elimination of duplicated management, administration. IT infrastructure and accounting functions.

d) Benefits to the customers of the combined company:

i. Widest branch network

The combined bank will have 360 branches across Nigeria, with a presence in every state and 79 of those branches in rural areas. In addition, the Post-merger UBA will have branches in select key international cities including New York. The strategic post-merger business plan of the combined bank provides for the expansion of the branch networks in key financial centres, both locally and globally in order to more effectively serve its customer base. The combined bank's extensive branch network will bring it within reach of its customers so that it can build even stronger relationships with them and more easily facilitate their business.

ii. Widest online real time network

The combined bank will have the widest online real time network in Nigeria, connecting each of its branches to a centralized database and allowing customers to access their accounts and make transactions from any branch location, Automated Teller Machines (ATMs), Point of Sale (POS) machines and Internet Banking platforms of the combined entities all over the country.

iii. Diverse customer tailored financial products

The combined bank will have a broad portfolio of financial products and services that can be customized for its customers. This broad range of products and services will enable the combined bank to become the leading diversified financial services firm in the entire West African region with the goal of growing into the dominant financial services institution on the African continent.

An increased presence in Africa will enable the combined bank to provide services to customers who travel to countries in which it has a presence and to be the financial institution that comes to mind when global businesses think of doing business on the African continent.

e) Greater Lending and Money Transfer Capabilities

The combined bank's increased balance sheet size and Shareholders' Funds will provide it with an enhanced capacity to underwrite and provide credit facilities for both large-scale projects and a broad spectrum of retail customers. In the past, key projects in promising sectors of the economy such as telecoms and energy have not been optimally funded by local banks due to legal lending limit constraints that are in turn a function of the banks' capital. The Boards of Directors and senior management of UBA and STB believe that the post-merger UBA will by virtue of its size, have access to enhanced lines from international financial institutions for funding such projects.

The Boards of Directors of UBA and STB believe that the post-merger UBA will also have a wider portfolio of money transfer products including MasterCard and Visa Card.

f) Plans for Employees

The post-merger UBA will carry on the business of the merged banks and will absorb all employees of STB while at the same time retaining the employees of the pre-merger UBA. Where any employee does not wish to continue in the employment of UBA after the merger, such employee will be entitled to resign his/her employment and to receive severance benefits in accordance with the terms of their respective employments.

The proposed merger will, therefore not jeopardise the employment of any employee of UBA or STB but on the contrary, will provide greater benefits to employees at all levels by creating a stronger, more efficient and more profitable organization.

g) Composition of the post-merger Board of Directors of UBA

The directors of STB will cease to hold office as directors of that bank upon the completion of the merger. It is expected that only those directors of STB who may already have been elected to the board of directors of UBA or who may subsequently be elected, as UBA directors will hold seats on the board of the post-merger UBA.

h) Capital Gains Tax

No capital gains tax is payable on a disposal of shares by virtue of section 30(1) of the Capital Gains Tax Act Chapter C1 LFN 2004 ("CGT Act"). Furthermore, section 32 of the CGT Act specifically exempts from capital gains tax any gains made as a result of a merger in which one of the merging entities loses its identity.

If you are in doubt as to your tax liabilities under the Scheme, you may wish to consult your professional advisers for guidance.

i) Meetings to Approve the Scheme and Voting Rights

Separate meetings of the shareholders of the two banks will be convened by Order of the Court for the purpose of considering and if thought fit, approving the Scheme. At the Court-Ordered Meetings, voting will be by poll. Each shareholder present in person or by proxy will be entitled to one vote for every ordinary share held. The statutory majority required at these Court-Ordered Meetings is a majority representing not less than three quarters in value of the shares of members, being present and voting either in person or by proxy.

Notices of the Court-Ordered Meetings are set out on Pages 87 to 91 of this document.

j) Actions to be taken

The appropriate proxy form for the Court-Ordered Meetings being conducted by each of your companies is enclosed. If you are unable to attend the meetings of your company in person, you are requested to complete the proxy form in accordance with the instructions thereon and return it as soon as possible to the respective Registrars, to arrive not later than 24 (Twenty-Four) hours before the time appointed for the meeting. The lodging of a Proxy Form which, to be valid, must be appropriately stamped, does not prevent you from attending the relevant meeting and voting in person, should you so wish. However, in such instances, your proxy will not be entitled to attend or vote.

k) Settlement

Upon the Scheme becoming effective, STB's share certificates will cease to be of value. Certificates for the New UBA Shares (see 2 (a) above) will be dispatched by UBA Securities Limited not later than 21 days after obtaining the SEC registration of such shares, to the Shareholders of STB, whose names appear on the register of shareholders at the close of business on the Terminal Date.

4. Financial Effects of the Scheme

The financial effects of the scheme are based on the stand alone management projections of UBA and STB for their fiscal years ending in 2005 and 2006, respectively. The Issuing House and the Financial Advisers have critically reviewed the assumptions underlying each company's management projections and also analysed the results for accuracy and reasonableness. After applying the various valuation methodologies agreed for the purpose of the merger, the Issuing House and the Financial Advisers arrived at various relative share price values for both UBA and STB and have recommended an exchange ratio of 2 to 1. Hence, upon the Scheme coming into effect, a holder of 2 shares of STB will be entitled to receive 1 share of the post-merger UBA.

The financial effects of the Scheme on the shareholders of both banks is as follows:

(a) Capital Value

On the basis of the proposed exchange ratio, the monetary value to be received by STB and UBA shareholders for each Ordinary share of their respective companies that they currently hold is determined as follows:

Pro Forma Valuation Impact	STB N	UBA N
Pre-Merger Market Valuation (Nmn)	44,460.0	30,600.0
Agreed Merger Valuation (N mn)	44,460.0	34,011.9
Value of STB's Stake in UBA (N mn)	13,374.0	-
Total Value Available for Distribution (N mn)	57,834.0	34,011.9
Current Shares Outstanding	8,000	3,060.9
Per Share Capital Value Received (N)	7.23	11.12
Proposed Interim Dividend (N)	0.20	0.60
Total Per Share Value Received (N)	7.43	11.72
Current Share Price (N)	7.41	10.00
Increase (Decrease) in Capital Value (N)	0.02	1.72
Capital Value Accretion (%)	0.3%	17.2%

As a result of the Merger and the proposed special dividend for 2005, both UBA and STB shareholders will benefit from a increase in capital value relative to their current share prices amounting to 17.2% and 0.3%, respectively.

(b) Earnings

UBA has forecast earnings per share of N2.15 for the fiscal year ended 2006 while STB has forecast earnings per share of N0.84 For the same period. The earnings per share of Post-Merger UBA in 2006 is forecast to be N1.88.

The pro forma effect of the merger on the earnings of the two companies is thus determined as follows:

2006 Pro Forma EPS Impact	STB N	UBA N
Forecast Earnings on 7,060 million New UBA shares (N)	1.88	1.88
Forecast earnings for every 2 shares of 8 million shares for STB Shareholders and for each shares of 3.06 billion shares for UBA Shareholders (N)	1.68	2.15
Increase (Decrease) in EPS (N)	0.20	(0.27)
EPS Accretion (Dilution) (%)	11.9	-12.5

As a result of the Merger, UBA shareholders will experience a 12.5% dilution in earnings per share while STB Shareholders will benefit from an 11.9% accretion in earnings per share.

The dilution in earnings per share for UBA shareholders is caused by the following factors: (i) the impact of the additional 4 billion shares issued to STB shareholders, (ii) the directors decision to adopt a conservative estimate for merger-related synergies in 2006 (N5.3 billion compared to N9.5 billion in 2007), and (iii) the further depression in 2006 earnings created by merger-related costs of N3.7 billion and annual goodwill amortization of N1.4 billion. If the last two factors were removed, UBA shareholders would also benefit from an accretion in earnings per share.

(c) Dividend Income

UBA is projecting to pay a dividend of N0.80 per Ordinary share for the 2006 fiscal year. This translates into a payout ratio (equivalent to dividend/profit after-tax) of 37.2% for the forecast year. STB is projecting to make a dividend payment of N0.30 in 2006. This translates into a payout ratio of 35.6%. In 2006, the projected payout ratio is 47.9%, which translates into a dividend per share of N0.90 based on post-merger UBA's forecast earnings.

The pro forma effect of the Merger on the dividend income of UBA and STB's shareholders is thus determined as follows:

2006 Pro Forma Dividend Impact	STB N	UBA N
Post-merger projected dividend on 1 share of N0.85 per share	0.90	0.90
Dividend to be relinquished for each 2 share of 8 billion STB shares By STB shareholders and for each share of 3.06 billion shares of UBA Shareholders as a result of the Merger	0.60	0.80
Increase (Decrease) in Dividend (N)	0.30	12.5%
Dividend Accretions (%)	50.0%	12.5%

As a result of the Merger and the proposed dividends in 2006, both UBA and STB shareholders will benefit from an increase in dividends relative to 2005 amounting to 50.0% and 12.5%, respectively.

(d) Return on Total Assets

On the basis of the forecast Balance Sheets as of March 31, 2005, UBA and STB will have a return on total assets of 2.6% and 3.9%, respectively. The return on total assets of the post-merger UBA as of March 31, 2005 is projected at 3.2%.

The pro forma effect of the Merger on the return on total assets for UBA and STB shareholders is thus determined as follows:

2006 Pro Forma Return to Total Assets	STB N	UBA N
Projected return on total assets of N419.3 billion, Post-Merger	3.2%	3.2%
Estimated return on total assets of N251.0 billion to be relinquished by UBA and return on total assets of N174.3 billion to be Relinquished by STB shareholders as a result fo the Merger	3.9%	2.6%
Increase (Decrease) in Return on Total Assets	-0.7%	0.5
Return on Total Assets Accretion (Dilution) (%)	-18.2%	20.8%

As a result of the Merger, UBA shareholders will benefit from a 20.8% accretion in return on total assets while STB shareholders will experience an 18.2% dilution in return on total assets.

The dilution in return on total assets experienced by STB shareholders is caused by the lower efficiency utilization of total assets in UBA relative to STB. Going forward, post-merger UBA expects to maximise the utilization of its assets to the fullest extent in order to create stronger and improving returns on total assets for all shareholders.

5. Information regarding United Bank for Africa Plc

(a) Activities

The bank provides a wide range of financial services to individuals, national and multinational companies, multilateral institutions, government and non-governmental organizations as well as small and medium scale businesses. These include retail, investment and wholesale services, which are customised to meet the needs of its clients and include the following:

Retail Products and Services

- Current, Savings, Investment and Domiciliary Accounts
- Payment Products
- Personal and Business Travel Allowance
- Consumer Loans
- Mortgage Banking
- Insurance

Wholesale Products and Services

- Cash Management
- Import Finance
- Letters of Credit
- Bills for Collection
- CBN Official Foreign Exchange bidding
- Local and Foreign Currency Loans and Advances

Investment/Specialised Products and Services

- Asset Management
- Custodial Services
- Share Registration
- Private Equity
- Trust Services

The bank has inherent strengths consisting of a well-established relationship management structure, state of the art banking software and technology with professional, experienced and trained staff providing a competitive edge.

The bank's strategic focus is to be a modern technologically driven institution. The bank relies on Very Small Aperture Terminal ("VSAT") and microwave technology for its telecommunication needs, which ensures the reliability and availability of data for the banks transactions. The bank also utilizes FlexCube, a software developed specially for financial institutions by I-Flex Solutions Limited, India, a leading global provider of financial services software worldwide, Flexcube enables UBA to provide banking services to customers over diverse delivery channels and also supports and offers integrated delivery of all banking products across the bank's network thus enhancing its on-line real time capabilities.

The bank's Information and Communication Technology Sector ensures optimum network performance with a view to reducing downtime occurrences and service disruptions in the branches. To ensure efficient service delivery and de-congest the branches, the bank has deployed Automated Teller Machines ("ATMs") to its branches and cash agencies. The bank currently dispenses more cash via these ATMs than any other bank in the country.

UBA's expanded retail presence; capacity to service medium-sized and industrial customers and long experience with the public sector has and will continue to provide the basis for the banks increasing and continued relevance to its customers.

B. Profit Forecast of UBA

The profit forecast set out below does not take into account the proposed merger between UBA and STB.

Forecast Profit and Loss Account

For the year ended 31st March	2005	2006	2007
	₦'000	**₦'000**	**₦'000**
Income			
Interest and discount income	15,210	21,569	23,942
Foreign exchange income	445	1,034	1,137
Commission income	8,803	6,599	7,193
Others	2,078	1,821	2,094
Total income	26,536	31,023	34,366
Expenses			
Interest expense	4,199	6,040	6,765
General and administrative expenses	14,143	14,579	15,600
Diminution in value of assets	1,371	1,467	1,716
Provision for doubtful accounts	280	169	198
Total expenses	19,993	22,255	24,279
Profit before taxation	6,543	8,768	10,088
Taxation	(1,636)	(2,192)	(2,522)
Profit after taxation	4,907	6,576	7,565
Appropriated as follows:			
Transfer to the statutory reserve	736	986	1,135
Dividend	1,836	2,448	3,060
Small-scale industries reserve	654	877	1,009
Transfer to the general reserve	1,681	2,265	2,362
	4,907	6,576	7,566
Offer statistics:			
Earnings per share	1.60	2.15	2.47
Dividend per share	0.60	0.8	1.00
Dividend cover (times)	2.7	2.7	2.5
Dividend payout ratio	37%	37%	40%
Price/earnings ratio (at suspended price of N10 price)	6.2	4.7	4.0
Number of issued share of 50k each (million)	3,060	3,060	3,060

1. Information regarding Standard Trust Bank Plc

(a) Activities

The bank was incorporated in Nigeria as Crystal Bank of Africa Limited on March 15, 1990 and following the issuance of its commercial banking licence commenced business on the June 4, 1990. On July 30, 1997, the bank was restructured following a change in ownership and management and its name was subsequently changed to Standard Trust Bank Limited.

The Standard Trust Bank Plc story is generally regarded as one of the most successful turnaround stories in corporate Nigeria. The success was premised on the following:

- A retail banking philosophy founded on providing simple but effective financial services products to a segment of the population previously ignored or regarded as 'unprofitable to bank'
- A rapid branch expansion strategy aimed at facilitating convenience banking
- A strong and robust IT infrastructure
- Disciplined, visionary and focused management

The Bank became a public limited liability company on July 19, 2002 and successfully undertook an Initial Public Offer and listing of its entire issued share capital on The Nigerian Stock Exchange in March 2004. The IPO proceeds of N8.4 billion represented a 154% over subscription (of the amount offered) - an unprecedented feat in the history of the Nigerian capital market at that time.

The Bank continues to be guided by core values premised on the following:

Humility

The bank believes that "the customer is king". For this reason the bank treats all its customers however small, with the greatest degree of courtesy and respect, and shows humility in its dealings with them. At STB, small beginnings are not despised and this explains why the Bank has supported numerous pioneering efforts and new businesses.

Empathy

STB employees are taught to empathise with their customers and to address their needs and concerns at all times. Empathy manifests itself in several other attributes that the bank holds dear. This ensures that the bank takes the time to gain an understanding of its customers and their businesses and to build enduring and lasting relationships.

Integrity

This manifests as moral excellence, honesty, wholeness and sincerity in the banks relationships with customers, regulators and service providers. This value is of absolute necessity for the sustenance of enduring and mutually rewarding relationships between the bank and its customers. Meeting its obligations to all when due is a manifestation of this value and the bank's balance sheet is structured in a manner that reinforces its overwhelming ability to meet all obligations to depositors and the banking public. This value has been of tremendous help in building the STB brand.

Resilience

This philosophy is based on the premise that 'if it can be conceived, it can be achieved'. This value has been exemplified in the bank's ability to proactively conceptualise, design and develop products and services, which both meet and surpass the expectations of its customers. It is also exhibited in the bank's inherent ability to bounce back from setbacks (and in a much better shape). The bank's customers recognise this and reinforce it by increasing their service level expectations

The bank will continue to reinforce these values better known by the acronym "H E I R" in every aspect of its business whilst management remains committed to a philosophy of empowering Nigerians.

Standard Trust Bank Plc is, by most parameters, one of the 6 largest banking institutions in the country today with a balance sheet size (including Acceptances and Guarantees) in excess of N148 billion (in excess of $1billion). The bank's story has been one of continuing success with a number of significant achievements:

- One of only seven settlement banks appointed by the CBN to clear cheques on behalf of all other banks in Nigeria.
- A true national franchise with presence across the length and breadth of Nigeria. This distribution network underpins the bank's retail banking focus;
- Acknowledged leader in technology banking with a customer friendly internet banking portal founded on On-line Real-Time Banking network; customer base numbering well in excess of 1 million active account holders; investment-grade ratings by both local and international credit rating agencies (testimony to a solid financial position and footing).

The Bank's strategic objective for the ensuing 5 years is to emerge as the leading financial services provider in Nigeria, a vision it believes will be greatly aided by the ongoing restructuring and consolidation of the industry. This objective will be measured by the following:

- Capacity to put people first by attracting, developing, motivating, inspiring, and retaining the best people.
- Success in establishing Standard Trust Bank Plc as Nigeria's leading brand for customer experience by elevating customer service standards in the bank.
- Continuing to live up to its growing reputation as Nigeria's neighbourhood bank by creating greater accessibility to the bank for numerous customers in the various communities across Nigeria.
- Continuing success in banking the un-banked and under-banked and ensuring that monies outside of the formal banking sector are 'formalized' profitably.
- Success in developing corporate and investment banking capabilities to feed its retail banking business.
- Maintaining strength in the public sector by closely following changing patterns in the flow of government funds.
- Developing an array of strong consumer finance products, services and channels and making Standard Trust Bank Plc the strongest player in consumer finance in Nigeria.
- Building an enduring institution that will stand the test of time by adopting best practice corporate governance procedures.
- Recognising and fulfilling corporate social responsibilities.

B. Profit Forecast of STB

The Profit forecast set out below does not take into account the proposed merger between UBA and STB

Forecasted profit and loss account For the year ended 31 July	**2005** **N'million**	**2006** **N'million**	**2007** **N'million**
Gross Earnings	**20,859**	**24,006**	**26,925**
Interest and discount income	13,823	15,492	16,708
Interest expense	(5,263)	(5,894)	(6,217)
Net interest income	8,560	9,598	10,491
Provision for loan losses (net)	(553)	(620)	(668)
Fee, commission and other income	7,036	8,514	10,217
Net banking income	15,043	17,492	20,040
Operating expenses:			
Staff costs	(4,757)	(5,233)	(6,018)
Depreciation	(1,909)	(2,293)	(2,677)
Other expenses	(2,132)	(2,303)	(2,487)
Total operating expenses	(8,798)	(9,829)	(11,182)
Profit before taxation	6,245	7,663	8,858
Taxation	(749)	(920)	(1,063)
Profit after taxation	5,496	6,743	7,795
Transfer to statutory reserves and SSI reserves	(1,449)	(1,778)	(2,055)
Dividend	(2,000)	(2,400)	(2,800)
Retained profit for the year	2,047	2,565	2,940
Earnings per share (Naira)	0.69	0.84	0.97
Dividend per share (Naira)	0.25	0.30	0.35

7. Further Information

Your attention is drawn to the following information contained in the appendices to this document:

Appendix I:	Further information regarding UBA and reports relating to its profit forecast on Pages 27 to 48
Appendix II:	Further information regarding STB and reports relating to its profit forecast on Pages 49 to 70
Appendix III:	Proforma statement of shareholding, Profit & Loss Accounts and Balance Sheet of the post-merger UBA on pages 71 to 73
Appendix IV:	Statutory and General Information on Pages 74 to 77
Appendix V:	Basis of Valuations and Exchange Ratio on Page 78 to 81

8. Recommendation

Your Directors and we, the Issuing Houses and Financial Advisers to your respective banks, having considered the terms and conditions of the Scheme, as well as the benefits thereof, recommend that you vote in favour of the sub-joined resolution which will be proposed at your respective Court-Ordered Meetings.

Yours faithfully,



Godwin Obaseki
MANAGING DIRECTOR
SECURITIES TRANSACTIONS & TRUST CO. NIG. LTD



Albert Okumagba
EXECUTIVE CHAIRMAN
BGL SECURITIES LIMTED

APPENDIX 1 - FURTHER INFORMATION REGARDING UBA

A. Background Information

1. INCORPORATION AND SHARE CAPITAL HISTORY

United Bank for Africa Plc was incorporated as a limited liability company on February 23, 1961 with an initial authorised share capital of £2,000,000 comprising 2,000,000 ordinary shares of £1 each. To date, the following changes have taken place in the company's authorised and issued share capital:

--------------------ORDINARY SHARES ---------------							PREFERENCE SHARES
Date	Authorised (N)		Issued & Fully Paid (N)		Issued & Fully Paid (Units)	Consideration	Issued& Fully Paid(N)
	Increase	Cumulative	Increase	Cumulative	Cumulative	Cumulative	
1961	0	4,000,000	0	4,000,000	4,000,000	Cash	
1970	2,000,000	6,000,000	0	4,000,000	4,000,000	Cash	
1970	0	6,000,000	500,000	4,500,000	4,500,000[1]	Cash	
1973	4,000,000	10,000,000	1,500,000	6,000,000	6,000,000	Bonus (1:3)	
1974	0	10,000,000	2,000,000	8,000,000	8,000,000	Bonus (1:3)	
1975	10,000,000	20,000,000	2,000,000	10,000,000	10,000,000	Bonus (1:4)	
1977	0	20,000,000	5,000,000	15,000,000	15,000,000	Bonus (1:2)	
1977	10,000,000	30,000,000	5,000,000	20,000,000	20,000,000	Bonus (1:3)	
1978	20,000,000	50,000,000	10,000,000	30,000,000	30,000,000	Bonus (1:2)	
1981	50,000,000	100,000,000	5,000,000	35,000,000	35,000,000	Bonus (1:6)	30,000,000[2]
1982	0	100,000,000	5,000,000	40,000,000	40,000,000	Bonus (1:7)	30,000,000
1983	0	100,000,000	5,000,000	45,000,000	45,000,000	Bonus (1:8)	30,000,000
1986	0	100,000,000	0	75,000,000	75,000,000[3]	Bonus (2:3)	0
1990	100,000,000	200,000,000	25,000,000	100,000,000	100,000,000	Bonus (1:3)	
1991	0	200,000,000	0	100,000,000	200,000,000[4]	Stock split	
1994	100,000,000	300,000,000	200,000,000	300,000,000	600,000,000	Bonus (2:1)	
1997	700,000,000	1,000,000,000	200,000,000	500,000,000	1,000,000,000	Bonus (2:3)	
2000	0	1,000,000,000	350,000,000	850,000,000	1,700,000,000	Bonus (7:10)	
2002	1,000,000,000	2,000,000,000	425,000,000	1,275,000,000	2,550,000,000	Bonus (1:2)	
2004	4,000,000,000	6,000,000,000	255,000,000	1,530,000,000	3,060,000,000	Bonus (1:5)	

Notes:

1) Public Offer for Subscription.
2) 30 million non-voting cumulative redeemable shares of N1each created and subsequently issued in addition to the bonus issue.
3) Re-denomination of the 30 million preference shares of N1 each as 30 million ordinary shares of N1 each.
4) Stock split from ordinary shares of N1 each to 50 Kobo each.

2. BENEFICIAL OWNERSHIP

The authorised share capital of the bank is N6,000,000,000.00 made up of 12,000,000,000 ordinary shares of 50k each. The issued and paid up share capital of the bank as at March 31, 2005 was N1,530,000,000 made up of 3,060,000,000 ordinary shares of 50 kobo each beneficially held as follows:

Shareholders	Ordinary Shares Held	%
Nigerian citizens	1,665,213,506	54.42
*Stanbic Nominees Nigeria Limited	1,110,206,494	36.28
+Bankers International Corp. USA	137,700,000	4.5
Banca Nazionale del Lavoro, Italy	73,440,000	2.4
Monte dei Paschi di Siena, Italy	73,440,000	2.4
Total	3,060,000,000	100

* Of this number, Stanbic Nominees Nigeria Limited held 63,970,080 units (2.09%) as Custodian under the Bank's GDR Programme.

\+ Bankers International Corporation is a member of the Deutsche Bank Group

3. DIRECTORS' INTERESTS

The interests of the directors in the issued share capital of the bank as at March 31, 2005 as disclosed in the register of directors' shareholdings maintained for the purpose of section 275 (1) of the Companies and Allied Matters Act 1990, were as follows:

Directors	Direct	Indirect	%
Mr. Kayode Sofola, SAN	-	903,566	0.029
Mallam Aliyu Dikko	984,217	-	0.032
Alhaji Bello Garba	22,950	-	0.001
Dr. Thomas A John	3,573,559	-	0.117
Igwe Alex Nwokedi, OON	319,327	-	0.010
Alhaji Mustapha Abdulkadir	1,683,000	-	0.055
Mr. Victor Odozi	507,000	-	0.016

4. INDEBTEDNESS

As at the date of this Scheme Document, UBA had no outstanding debentures, mortgages, loans, charges or similar indebtedness or material contingent liabilities or other similar indebtedness, other than those incurred in the ordinary course of business.

5. SUBSIDIARIES, ASSOCIATED COMPANIES & EQUITY INVESTMENTS

UBA has one wholly owned subsidiary UBA Capital & Trust Limited ("UCAT").

UCAT was incorporated on June 1, 1964. It is authorised to act as trustees, executors, investment advisers, portfolio managers and pension fund managers. UCAT has 4 (four) subsidiaries namely:

1. Central Insurance Company Limited
2. UT Investments Limited
3. UBA Securities Limited
4. XS Broadband Limited

In addition, UBA also has a foundation, which is a non-profit organisation, registered as incorporated trustees under Part C of the Companies and Allied Matters Act on January 30, 2004 and set up with the aim of funding projects, intended for the benefit of the Nigerian society as a whole. The primary focus of the foundation is on healthcare, education, children, arts and culture.

6. EXTRACTS FROM MEMORANDUM & ARTICLES OF ASSOCIATION

Below are relevant extracts from the Company's Memorandum and Articles of Association

MEMORANDUM

3(ee) To amalgamate with any other company whose objects are or include objects similar to those of the Bank whether by sale or purchase (for fully or partly paid shares or otherwise) of the undertaking subject to the liabilities of the Bank or any such other company as aforesaid with or without winding up or by purchase (for fully or partly paid shares or otherwise) of all or a controlling interest in the shares or stock of any such other company or in any other manner.

ARTICLES

TRANSFER OF SHARES

Art. 23 The transfer of any share in the Bank shall be done in the manner or form prescribed by the rules and regulations of the relevant Exchange and regulatory authorities in force from time to time. The transferor shall be deemed to remain the holders of a share until the name of the transferee is entered in the Register of Members in respect thereof. Shares of different classes shall not be transferred on the same instrument of transfer. No fee shall be paid to the Bank in respect of the registration of any transfer.

Art. 25 Share transfers shall be perfected upon the presentation of such evidence as the Directors may require in accordance with the laws and regulations in force at the material time. Thereupon the transferee shall (subject to these Articles) be registered as a Member in respect of such shares.

Art 50 Subject to the applicable laws and any directions to the contrary that may be given by the Bank in General Meeting, all new shares shall before issue be offered to the existing Members in proportion as nearly as the circumstances admit to the amount of their respective holdings. The offer shall be made by notice specifying the number of shares offered and limiting a time within which the offer if not accepted will be deemed to be declined and after the expiration of that time or on receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered the Directors may dispose of the same in such manner as they think most beneficial to the Bank. They may likewise so dispose of any new shares, which by reason of the ratio, which the new shares bear to the shares held by the existing members, cannot in the opinion of the Directors be conveniently offered under this Article.

CONVENING OF GENERAL MEETING

Art.53. A general meeting to be called the Annual General Meeting shall be held once in every calendar year, at such time and place as may be determined by the Directors but so that not more than fifteen months shall elapse between the holding of any two successive meetings.

Art.54. All general meetings other than the Annual General Meeting shall be called Extraordinary General Meetings.

Art.55. An Extraordinary General Meeting may be convened by the Directors whenever they think fit, or in default may be convened by such requisitions as are provided by Section 215 of the Act.

NOTICE OF GENERAL MEETINGS

Art.56. Annual General Meeting and all General Meetings of the Bank shall be called by twenty-one days notice in writing at the least. The notice shall be inclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business the general nature of that business shall be given in the manner hereinafter mentioned or in such other manner (if any) as may be prescribed by the Bank in General Meeting, to such persons as are, under the Articles of the Bank, entitled to receive such notices from the Bank.

PROVIDED that a meeting of the Bank shall, notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed: -

(a) in the case of a meeting called as the Annual General Meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of Members having a right to attend and vote at the meeting, being a majority together representing not less than ninety-five per cent of the total voting rights at that meeting of all the Members.

The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

Art.57. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. Twenty-five Members present in person or by proxy or by representatives shall be a quorum at a General Meeting.

Art.58. If within one hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such day in the next week, at such time and place as may be appointed by the Chairman and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the Member or Members present and entitled to vote whatever their number, shall be a quorum and shall have power to decide upon all matters which could properly have been disposed of at the meeting from which the adjournment took place.

Art.59. The Chairman with the consent of any meeting at which a quorum is present may adjourn the meeting from time to time and from place to place, as the meeting shall determine. Whenever a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given in the same manner as for an original meeting. Save as aforesaid, the members shall not be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business, which might have been transacted at the meeting from which the adjournment took place.

Art.60. The Chairman of the Board of Directors shall preside at every General Meeting, but if there be no such Chairman, or if at any meeting he shall not be present within one hour after the time appointed for holding the same or shall be unwilling to act as Chairman, the Directors present shall choose one of their number to act, or if one Director only be present he shall preside as Chairman if willing to act. If there be no Director present who shall be willing to act, the Members present shall choose one of their number to act as Chairman of the Meeting.

VOTES OF MEMBERS

Art.61 At any General Meeting of the Bank, a resolution put to the vote in the first instance shall be decided by a show of hands, and when there is need, shall be decided by ballot of Members exercising their voting rights in proportion to their contribution to the paid up share capital of the Bank in accordance with the provisions of Section 10 of the Banking Act.

Art.62. The election of a Chairman of a meeting or any question of adjournment may also be determined in accordance with the provisions of Section 10 of the Banking Act.

Art.63. In the case of any equality of votes, the Chairman of the meeting shall be entitled to a further casting vote in addition to the votes to which he may be entitled as a Member.

Art.64. Subject to any special rights or restrictions as regards voting for the time being attached to any share in the capital of the Bank, on a show of hands, every Member who (being an individual) is present in person or (being a corporation) is present by a representative or proxy, not being himself a Member, shall have one vote and in case of a ballot every Member who is present in person or by proxy shall have one vote for every share held by him.

Art.65. If a Member be a lunatic, idiot, or of unsound mind, he may vote by his receiver, committee, trustees, or other legal curator, and such last-mentioned persons may give their votes by proxy on a poll.

Art.66. If two or more persons are jointly entitled to a share, then, in voting upon any question, the vote of a senior who tenders a vote, whether in person or proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

Art.67. Save as herein expressly provided, no person other than a Member duly registered, and who shall have paid everything for the time being due from him and payable to the Bank in respect of his shares, shall be entitled to be present or to vote on any question either personally or by proxy at any General Meeting.

Art.68. Votes may be given either personally or by proxy. Any person may act as a proxy notwithstanding that he is not entitled to be present and vote in his own right as a Member.

Art.69. Any corporation which is a Member of the Bank, may, by resolution of its Directors or other governing body, authorize any person to act as its representative at any meeting of the Bank or of any class of Members thereof; and such representatives shall be entitled to attend meetings, speak, demand a poll, act as proxy and in all other respects to exercise the same rights and powers on behalf of such corporation, as that corporation could exercise if it were an individual shareholder of the Bank.

Art.70. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorized in writing, or if such appointor is a corporation, under its common seal, if any, and if none, then under the hand of some officer or attorney duly authorized in that behalf. No instrument appointing a proxy shall be valid after the expiration of twelve

Art.71. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority shall be deposited at the Office at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote or in the case of a poll, at least twenty-four hours before the time appointed for taking the poll, otherwise the person so named shall not be entitled to vote in respect thereof.

Art.72. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which it was executed, or the transfer of the shares in respect of which the vote is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office one hour or at least before the time fixed for holding the meeting.

Art.73. Any instrument appointing a proxy shall be in the following form or as near thereunto as circumstances will admit: -

UNITED BANK FOR AFRICA PLC

Form of Instrument Appointing a Proxy

I .... being a Member of UNITED BANK FOR AFRICA PLC hereby

appoint .... of .... or failing him .... of .... to vote for me and on my behalf at the (Annual or Extraordinary, as the case may be) General Meeting of the Company to be held on the ... day of .... and at every adjournment thereof.

As witness my hand this ... day of .... 19.... or in such other forms as the Directors may from time to time approve.

NUMBER AND APPOINTMENT OF DIRECTORS

Art.74. The number of Directors shall not be less than eight (8) or more than twenty (20) The Board shall have a Chairman and a Vice-Chairman who shall be elected by the Directors from among the Non-Executive Directors.

Art.75. The Bank may from time to time in General Meeting increase or reduce the number of Directors, and upon any resolution for an increase may appoint the additional Director or Directors necessary to carry the same into effect, and may also determine in what rotation such increased or reduced number are to retire from office.

Art.76. The Directors may from time to time appoint any other person to be a Director either to fill a casual vacancy or by way of addition to the Board, but so that the maximum fixed by these Articles shall not be thereby exceeded. Any Director appointed under this Article shall hold office only until the Annual General Meeting following next after his appointment when he shall retire but shall be eligible for election as a Director at that meeting.

Art.77. The continuing Directors may act notwithstanding any vacancy in their body, provided that in case the number of the Directors shall at any time be reduced to a number less than the minimum number fixed by these Articles, it shall be lawful for the remaining Directors or Directors to act for the purpose of making up their number to such minimum or calling a General Meeting of the Bank but not for any other purpose.

QUALIFICATION AND REMUNERATION

Art.80. A Director shall not be required to hold any share qualification.

POWERS AND DUTIES OF DIRECTORS

Art.86. The business of the Bank shall be managed by the Directors who may pay all expenses of or incidental to the promotion, formation, registration and advertising of the bank and the issue of its capital. The Directors may exercise all the powers of the Bank, subject, nevertheless, to the provisions of the Act and of these Articles, and to such regulations (being not inconsistent with any such provisions) as may be prescribed by the Bank in General Meeting, but no regulations made by the Bank in General Meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made.

PROCEEDINGS OF DIRECTORS

Art.92. The Directors may elect from among themselves a Chairman and a Vice Chairman. The Chairman shall preside at the meetings of Directors and if at any meeting the Chairman be not present at the time appointed for the meeting, the Vice Chairman shall preside and if neither of them is present at the time appointed for the meeting, the Directors present may choose one of their members to be Chairman of that meeting. The Chairman shall not while he continues to hold office be subject to retirement by rotation.

VACATION OF OFFICE AND DISQUALIFICATION OF DIRECTORS

Art.100. The office of a Director shall be vacated: -

(i) If by notice in writing to the Bank he resigns from the office of Director.

(ii) If he accepts or holds any office in the Bank other than such office as is authorised by these Articles.

(iii) If he is adjudged to be a lunatic or becomes of unsound mind.

(iv) If he becomes bankrupt or suspends payment of his debts or compounds(sic) with his creditors.

(v) If he be convicted of any offence involving dishonesty or fraud.

(vi) If he be sentenced to a term of imprisonment without the option of a fine and the right of appeal therefrom has been exhausted in respect of a felony other than in respect of a traffic offence.

(vii) If he absents himself from meetings of the Directors on three consecutive occasions without leave of the Directors.

(viii) If he becomes prohibited from being a Director by reason of any order made under Section 254 of the Act.

(ix) If his being a Director would cause the Bank to be in contravention of the provisions of the Banking Decree.

(x) If he has been a Director of, or directly concerned in the management of a Bank licensed in Nigeria which has been wound up by a High Court unless with the express authority of the Governor of the Central Bank of Nigeria he be permitted to act or continue to act as a Director of the Bank.

(xi) If he be convicted of any offence under the provisions of Section 18 of the Banking Decree

(xii) If he directly or indirectly enjoys a facility from the bank and such facility remains non-performing for a period in excess of six (6) months.

DIVIDENDS

Art.111. The Bank in General Meeting may from time to time declare a dividend to be paid to the Members according to their rights, but no such dividend shall (except expressly authorized by the Act) be payable otherwise than out of the profits of the Bank. NO higher dividend shall be paid than is recommended by the Directors, and a declaration by the Directors as to the amount of the profits at any time available for dividends shall be conclusive. The Directors may, if they think fit, and if in their opinion the position of the Bank justifies such payment, from time to time declare and pay an interim dividend or pay any preferential dividends on shares issued on the terms that the preferential dividends thereon shall be payable on fixed dates.

Art.112. Subject to any rights or privileges for the time being attached to shares in the capital of the Bank having preferential, deferred or other special rights in regard to dividends, the profits of the Bank which it shall from time to time determine to distribute by way of dividend shall be applied in payment of dividends upon the shares of the Bank in proportion to the amounts paid up thereon respectively otherwise than in advance of calls, all dividends shall be apportioned and paid proportionately to the amounts paid up thereon during any portion or portions of the period in respect of which the dividend is paid, but if any shares is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

Art.118. Any dividend, instalment of dividend or interest in respect of any share may be paid by cheque or warrant payable to the order of the Member entitled thereto, or in the case of joint holders, of that Member whose names stands first on the Register in respect of the joint holding. Every such cheque or warrant shall (unless otherwise directed) be sent by post to the last registered address of the Member entitled thereto, and the purported endorsement or receipt of the person whose name appears on the Register of Members as the owner of any share, or, in the case of joint holders, of any one of such holders, or of his or their agent duly appointed in writing, shall be a good discharge to the Bank for all dividends or other payments made in respect of such share. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

NOTICES

Art.130. A notice or other document may be served by the Bank upon any Member either personally or by sending it through the post in a pre-paid letter addressed to such Member at his last known address.

Art.131. All notices directed to be given to the Members may with respect to any share to which persons are jointly entitled be given to whichever of such persons is named first in the Register of Members, and notice so given shall be sufficient notice to all the holders of such share.

Art.132. Any Member described in the Register of Members by an address not within Nigeria shall be entitled to have notices served upon him at such address, but save as aforesaid and as provided by Act, no Member other than a registered Member described in the Register of Members by an address within Nigeria shall be entitled to receive any notice from the Bank.

Art.133. Any Member, whose registered address is not within Nigeria, may from time to time notify in writing to the Bank an address within the meaning of the last preceding Article.

Art.134. Any summons, notice, order or other documents required to be sent to or served upon the Bank, or upon any officer of the bank, may be sent or served by leaving the same or sending it through the post in a pre-registered letter addressed to the Bank, or to such officer, at the registered office.

Art.135. Any notice or other document if served by post shall be deemed to have been served on the seventh day following that on which the letter containing the same is put into the post, and in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post as a pre-paid or registered letter as the case may be.

Art.136. Any notice required to be given by the Bank to the Members, or any of them, and not expressly provided for by these presents, or any notice which cannot be served in the manner so provided, shall be sufficiently given, if given by advertisement in not less than two national newspapers.

Art.137. Any notice by a court of law, or otherwise, required or allowed to be given by the Bank to the Members or any of them by advertisement shall be sufficiently circulated if advertised once in not less than two national newspapers.

Art.138. Any notice or other document served upon or sent to any Member in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Bank have notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service shall be a sufficient service on or to his executors, administrators, or assigns and all other persons (if any) interested in such shares.

7. RESOLUTION

At the Court Ordered Meeting of UBA to be convened on July 6, 2005 the following sub-joined resolution will be proposed and, if thought fit, passed as a special resolution:

"That:

1. this Meeting approves the Scheme of Merger dated May 25, 2005, a print of which has been submitted to the Meeting and for the purposes of identification subscribed by the Chairman, and that the Directors be and are hereby authorised to consent to any modifications of the Scheme of Merger that the Securities & Exchange Commission the Central Bank of Nigeria and the Federal High Court may think fit to impose and approve;

2. notwithstanding the provisions of Article 50 in UBA's Articles of Association, ordinary shares of UBA's unissued share capital be issued and allotted as fully paid to the shareholders of Standard Trust Bank Plc in accordance with the Exchange Ratio set out in the Scheme in consideration of the cancellation of 8,000,000,000 ordinary shares of 50 kobo each, being the whole of Standard Trust Bank Plc's issued and fully paid share capital, and the transfer to UBA of all the assets, liabilities and undertakings of Standard Trust Bank Plc;

3. notwithstanding the provisions of Article 50 of UBA's Articles of Association, UBA be and is hereby authorised to issue such additional post-merger shares, by way of post-merger share adjustment, as may become necessary under the Scheme;

4 for purposes of monitoring and enforcing the rights of the pre-merger shareholders of UBA, in relation to any post-merger share adjustments that may become necessary under the Scheme, the accounting firm of Ernst & Young be appointed as representative of all those persons whose names appear on the register of members of UBA, as at the close of business on the Terminal Date;

5. the Articles of Association be amended in the manner set out hereunder that is to say:

i. Article 74

Article 74, 2nd Sentence: By deleting the phrase "structure shall consist of one (1) Non-Executive Chairman, one (1) Non-Executive Vice- Chairman, one (1) Managing Director, six (6) Executive Directors one of whom may be appointed Deputy Managing Director and eleven (11) Non-Executive Directors", and replacing it with "shall have a Chairman and a Vice-Chairman who shall be elected by the Directors from among the Non-Executive Directors."

So that the amended Article 74 shall read:

The number of Directors shall not be less than eight (8) or more than twenty (20). The Board shall have a Chairman and a Vice-Chairman who shall be elected by the Directors from among the Non-Executive Directors.

ii. Article 92

Article 92, 1st Sentence: By deleting the phrase "and determine the period for which they shall hold office as Chairman and Vice Chairman"

Article 92, 2nd Sentence: By inserting an "s" after "at the meeting".

Article 92, 2nd Sentence: By deleting 'the" before "Directors and."

Article 92, 2nd Sentence: By inserting the phrase "the Vice-Chairman shall preside" after "appointed for the meeting".

Article 92, 2nd Sentence: By deleting the phrase "either of them who may be present is unwilling to act as Chairman of such meeting" and replacing it with "neither of them is present at the time appointed for the meeting".

Article 92, 3rd Sentence: By deleting "their" before members and replacing it with "the"

Article 92, 3rd Sentence,: By deleting the phrase "The Chairman shall not while he continues to hold office be subject to retirement by rotation."

So that the amended Article 92 shall read:

The Directors may elect from among themselves a Chairman and a Vice-Chairman. The Chairman shall preside at the meetings of Directors and if at any meeting the Chairman be not present at the time appointed for the meeting, the Vice-Chairman shall preside and if neither of them is present at the time appointed for the meeting, the Directors present may choose one of the members to be Chairman of that meeting."

iii. Article 100

By inserting a new sub-article 100 (xii) as follows:

"if he directly or indirectly enjoys a facility from the Bank and such facility remains non-performing for a period in excess of six (6) months."

6 the Board of Directors of UBA be and is hereby authorised to take all actions that is necessary to put the Scheme into effect."

B. REPORTING ACCOUNTANTS' REPORT FOR UBA

1. LETTER FROM THE REPORTING ACCOUNTANTS

ERNST & YOUNG
RC. No 182296

■ Chartered Accountants
Ebani House (Marina Side),
62, Marina,
P. O. Box 2442, Marina,
Lagos, Nigeria.

■ Phone: (01) 266-1462, 266-2833
(01) 266-2881, 266-5534
Fax: (01) 266-2709, 264-0742
E-mail:Eyng@linkserve.com.ng

March 8, 2005

The Directors
United Bank of Africa Plc
UBA House
57, Marina
Lagos

Gentlemen,

ACCOUNTANTS' REPORT ON THE AUDITED FINANCIAL STATEMENTS OF UNITED BANK FOR AFRICA PLC FOR FIVE YEARS ENDED MARCH 31 2004 AND SIX MONTHS TO SEPTEMBER 30, 2004

We have reviewed the audited Financial Statements of United Bank for Africa Plc for the five years ended March 30, 2004 and six months to September 30, 2004. The financial statements were prepared under the historical cost convention. Akintola Williams Deloitte & Touche were the auditors of the Bank for the years ended March 31, 2002, 2003, 2004 and six months to September 30, 2004 while KPMG Audit and Akintola Williams Adetona, Isichei & Co were the joint auditors for the years ended March 31, 2000 and 2001.

The Directors are responsible for the preparation of the financial statements.

Our review of the financial statements has been limited primarily to the work papers of the external auditors of the Bank and enquiries of the Bank's personnel and analytical procedures applied to the financial data. We have not performed an audit and accordingly, we do not express an audit opinion.

The summarised balance sheets, profit and loss accounts and statements of cash flows set out below are based on the audited financial statements of United Bank for Africa Plc after making such adjustments, as we considered necessary.

In our opinion, the financial statements prepared on the basis of accounting policies normally adopted by the Bank give a true and fair view of the state of affairs of United Bank of Africa Plc and of the profit and cash flows for each of the years ended March 31, 2000, 2001, 2002, 2003, 2004 and six months to September 30, 2004.

Without qualifying our opinion above, we draw attention to note 18(ii) to the financial statements. The Bank has filed an appeal to the Supreme Court as defendant against a judgment awarded by the Court of Appeal against the bank for the sum of N6.238 billion. The ultimate outcome of the matter cannot presently be determined, and a provision of N500 million has been made in the financial statements for any liability that may result.

Yours faithfully,



2. STATEMENT OF ACCOUNTING POLICIES OF UBA

The significant accounting policies adopted by the Bank in the preparation of its financial statements are as follows:

1. Basis of accounting
The financial statements are prepared under the historical cost convention and in compliance with the provisions of the Statement of Accounting Standard on accounting for Banks and Non-Bank Financial Institutions issued by the Nigerian Accounting Standard Board.

2. Basis of Consolidation
The Group financial statements include the financial statements of the Bank and its wholly owned subsidiary, UBA Capital and Trust Limited, for the years ended March 31, 2000, 2001, 2002, 2003, 2004 and six months to September 30, 2004.

3. Loans and Advances
Loans and advances are stated net of provisions for doubtful debts. This provision is determined from specific assessment of each customer's account. Specific provisions are made against bad and doubtful debts for which principal and/or interest repayments are overdue for 90, 180 and 360 days at 10%, 50% and 100% respectively. 1% general provision is made on performing loans and advances.

4. Income Recognition

i) Interest income is recognized on accrual basis. Interest overdue for more than 90 days is suspended and recognized on cash basis only.
ii) Credit related fee income is deferred and amortised over the life of the related credit risk, where it constitutes at least 10% of the projected annual yield of the related facility.
iii) Non-credit related fee income is recognized at the time the service or the related transactions are effected.

5. Advances Under Finance Leases
Advances to customers under finance leases are stated net of principal repayments. Lease finance income is recognized in a manner, which provides a constant yield on the outstanding principal over the lease term.

6. Fixed Assets and Depreciation
Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at rates calculated to write off the cost of each asset over its estimated useful life, at the following annual rates:

Leasehold land	over the period of the lease
Leasehold building	2.5%
Motor vehicles	25%
Other fixed assets	5% to 25%

Gains or losses arising from the disposal of fixed assets are included in the profit and loss account.

7. Foreign Currency Items

i) Foreign currencies are translated to Naira at the rates of exchange ruling at the dates of such transactions. Assets and liabilities denominated in foreign currency are converted to Naira at the rate of exchange ruling at the balance sheet date and the resultant profit and loss on exchange is taken to the profit or loss account.

ii) The exchange gain or loss arising on translation of Head Office investments in New York and Grand Cayman Island branches is transferred to Exchange Difference Reserve Account.

8. Investments
Investments are stated at cost. It is the Bank's policy to hold its investments till maturity. However, provision is made for any diminution in value of investments, which are doubtful of full realization.

9. Deferred taxation
Provision for deferred tax is made for all significant timing differences arising from the recognition of items of income and expenditure in different periods for accounting and taxation purposes. The provision is calculated at current rates of taxation at the balance sheet date.

10. Staff Provident Fund Scheme
The bank operates a defined contribution scheme for its employees. The scheme is fully funded by the bank and is independent of the bank's finances and is managed by UBA Capital and Trust Company Limited.

11. Employee Savings Plan
The bank also operates an Employee Savings Plan that is funded exclusively by employee contributions and managed by UBA Capital and Trust Company Limited.

3. BALANCE SHEET OF UBA

As at	NOTE	6 Months Ended Sept 30, 2004 N'M	<----YEAR ENDED----> March 31, 2004 N'M	March 31, 2003 N'M	March 31, 2002 N'M	March 31, 2001 N'M	March 31, 2000 N'M
USE OF FUNDS							
Cash and short term funds	1	86,162	90,209	92,999	103,870	87,721	54,062
Bills discounted	2	43,672	40,497	31,448	30,268	47,823	34,499
Investments	3	19,373	3,460	2,173	1,017	1,019	1,087
Loans and Advances	4	62,603	56,136	46,076	40,135	23,106	17,325
Other assets	5	8,073	15,343	25,579	19,998	23,487	9,846
Fixed Assets	6	6,111	6,379	5,596	4,908	4,876	4,015
		225,994	**212,024**	**203,871**	**200,196**	**188,032**	**120,834**
LIABILITIES							
Deposits		170,617	151,929	142,427	131,866	133,135	82,518
Other Liabilities	7	29,622	33,700	43,669	55,996	44,564	29,600
Taxation	8	2,161	2,373	1,990	1,343	976	1,380
Deferred taxation	9	1,108	1,104	884	364	290	-
Borrowings	10	2,514	3,385	-	-	-	-
		206,022	**192,491**	**188,970**	**189,569**	**178,965**	**113,498**
CAPITAL AND RESERVES							
Shares capital	11	1,530	1,275	1,275	850	850	500
Other reserves	12	18,442	18,258	13,626	9,777	8,217	6,836
Shareholders' Funds		19,972	19,533	14,901	10,627	9,067	7,336
		225,994	**212,024**	**203,871**	**200,196**	**188,032**	**120,834**
Acceptances, Guarantees and other Obligations for Account of Customers (And Customers' Liability thereon)	13	72,809	81,719	48,371	22,543	7,523	11,121

4. PROFIT AND LOSS ACCOUNTS OF UBA

	NOTE	Ended Sept 30, 2004 N'M	March 31, 2004 N'M	March 31, 2003 N'M	March 31, 2002 N'M	March 31, 2001 N'M	March 31, 2000 N'M
GROSS EARNINGS		12,181	24,510	24,194	22,521	19,387	19,028
Interest and Discount income	14	6,271	15,155	15,183	14,966	13,889	14,409
Interest Expenses	15	(809)	(3,107)	(3,676)	(5,058)	(5,905)	(5,423)
		5,462	12,048	11,507	9,908	7,984	8,986
Loan loss and other provision		30	(161)	(3,205)	(1,030)	(340)	(916)
Net interest Margin		5,492	11,887	8,302	8,878	7,644	8,070
Other Banking income	16	5,910	9,355	9,011	7,555	5,498	4,619
		11,402	21,242	17,313	16,433	13,142	12,689
Depreciation		(786)	(1,360)	(1,150)	(1,010)	(783)	(664)
Other Operating Expenses		(7,337)	(13,272)	(11,035)	(12,002)	(10,677)	(8,019)
PROFIT BEFORE TAXATION AND EXCEPTIONAL ITEMS		3,279	6,610	5,128	3,421	1,682	4,006
Exceptional items	17	-	(600)	-	(949)	-	-
Profit before taxation		3,279	6,010	5,128	2,472	1,682	4,006
Taxation	8	(837)	(1,485)	(1,848)	(906)	(413)	(828)
PROFIT AFTER TAXATION		2,442	4,525	3,280	1,566	1,269	3,178
APPROPRIATIONS							
Statutory Reserve		366	679	492	235	190	477
Small Scale Industries Reserve		328	601	513	247	168	-
Bonus issue Reserve		-	255	-	425	-	350
General Reserve		1,748	1,460	1,127	149	486	1,501
Dividend - Proposed		-	1,530	1,148	510	425	850
		2,442	**4,525**	**3,280**	**1,566**	**1,269**	**3,178**
PER 50K SHARE (NAIRA)							
Earnings per share (unadjusted)		N0.80	N1.77	N1.29	N0.92	N0.75	N3.18
Earnings per share (adjusted)		N0.80	N1.48	N1.07	N0.51	N0.41	N1.04
Dividend per share (unadjusted)		-	N0.60	N0.45	N0.30	N0.25	N0.85
Dividend per share (adjusted)		-	N0.60	N0.45	N0.20	N0.17	N0.33

5. STATEMENT OF CASHFLOWS OF UBA

	6 Months Ended Sept 30, 2004 N'M	<----YEAR ENDED----> March 31, 2004 N'M	March 31, 2003 N'M	March 31, 2002 N'M	March 31, 2001 N'M	March 31, 2000 N'M
OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL						
Gross earnings	12,181	24,510	24,194	22,521	19,387	19,028
Interest expenses	(809)	(3,107)	(3,676)	(5,058)	(5,905)	(5,423)
Provision on doubtful debts	30	(513)	(3,205)	(1,030)	(340)	(916)
Payment to employees and suppliers	(7,337)	(13,272)	(11,035)	(12,002)	(10,677)	(8,019)
Exceptional items	-	(600)	-	(949)	-	-
Profit on sale of fixed assets	4	(109)	18	18	(10)	(16)
(Increase)/decrease in exchange reserves	(1,959)	1,637	2,144	504	887	(393)
Exchange difference on fixed assets	-	(4)	(7)	(2)	(2)	(3)
	2,110	8,542	8,433	4,002	3,340	4,258
WORKING CAPITAL CHANGES						
Increase in deposit & current accounts	18,688	9,502	10,561	(1,269)	50,617	9,311
(Decrease)/increase in other liabilities	(4,078)	(9,999)	(9,531)	11,576	15,387	8,247
Increase in borrowing	(871)	3,385	-	-	-	-
(Increase)/decrease in loan and advances	(6,459)	(10,060)	(5,941)	(17,029)	(5,781)	7,289
Increase/(decrease) in other assets	7,270	10,235	(8,966)	3,262	(13,641)	1,124
	16,660	**11,605**	**(5,444)**	**542**	**49,922**	**30,229**
Taxation paid	(1,106)	(882)	(681)	(465)	(527)	(404)
NET CASH INFLOW/(OUTFLOWS) FROM OPERATING ACTIVITIES	**15,554**	**10,723**	**(6,125)**	**77**	**49,395**	**29,825**
CASH FLOW ON INVESTING ACTIVITIES						
Purchase of fixed assets	(521)	(2,235)	(1,949)	(1,088)	(1,646)	(1,255)
Prior year adjustment	-	-	(2)	-	-	-
Sale/(purchase) of investment	(15,913)	(1,287)	(1,155)	2	70	(192)
Proceeds of sale of fixed asset	8	206	50	28	14	43
NET CASH OUTFLOWS FROM INVESTING ACTIVITIES	**(16,426)**	**(3,316)**	**(3,056)**	**(1,058)**	**(1,562)**	**(1,404)**
CASH FLOWS FROM FINANCING ACTIVITIES:						
Purchase of treasury bills	(3,175)	(9,049)	(1,180)	17,555	(13,324)	(21,152)
Dividend paid	-	(1,148)	(510)	(425)	(850)	(580)
NET CASH (OUTFLOWS)/INFLOWS FROM FINANCING ACTIVITIES	**(3,175)**	**(10,197)**	**(1,690)**	**17,130**	**(14,174)**	**(21,732)**
NET (INCREASE)/DECREASE IN CASH AND SHORT TERM FUND	(4,047)	(2,790)	(10,871)	16,149	33,659	6,689
Opening cash and Short term fund	90,209	92,999	103,870	87,721	54,062	47,373
CLOSING CASH AND SHORT TERM FUNDS	**86,162**	**90,209**	**92,999**	**103,870**	**87,721**	**54,062**

6. NOTES TO THE FINANCIAL STATEMENTS OF UBA

	6 Months Ended Sept 30, 2004 N'M	<-----YEAR ENDED March 31, 2004 N'M	March 31, 2003 N'M	March 31, 2002 N'M	March 31, 2001 N'M	March 31, 2000 N'M ----->
1 Cash and Short-term Funds						
i. Cash and short-term funds comprise:						
Cash	3,626	2,908	3,074	2,309	2,415	2,077
Balances with, and cheque in course of collection on other banks:						
In Nigeria	4,172	4,551	5,055	1,608	23,775	12,617
Abroad	14,959	25,666	22,275	39,590	22,912	7,530
Money at call with banks:						
In Nigeria	2,439	4,914	10,741	5,479	189	219
Abroad	51,579	44,382	41,144	45,749	30,458	22,402
	76,775	82,421	82,289	94,735	79,749	44,845
Provision for Interbank Placement	-	-	(19)	(19)	(19)	(19)
	76,775	**82,421**	**82,270**	**94,716**	**79,730**	**44,826**
ii. Cash reserve deposit						
Balance at April 1,	7,788	10,729	9,154	7,991	9,236	3,415
(Release)/additions during the year	1,599	(2,941)	1,575	1,163	(1,245)	5,821
Balance at the end of period/year	9,387	7,788	10,729	9,154	7,991	9,236
Total cash and short term funds	**86,162**	**90,209**	**92,999**	**103,870**	**87,721**	**54,062**
2 Government Securities						
* Nigerian government treasury bills/CBN certificate	38,672	35,497	31,448	30,268	47,823	34,499
* 1st FGN Bond	5,000	5,000	-	-	-	-
	43,672	**40,497**	**31,448**	**30,268**	**47,823**	**34,499**
3 Investments						
i. Quoted investments	312	317	326	326	339	339
ii. Other investments	16,791	2,067	1,721	615	415	304
iii. Investments of subsidiary company - UBA Capital & Trust Limited						
Other Investments of subsidiary company	2,270	1,076	126	76	265	444
Total Net Investments	**19,373**	**3,460**	**2,173**	**1,017**	**1,019**	**1,087**
4 LOANS AND ADVANCES						
i. Loans and advances comprise:						
Secured against real estate	9,000	7,564	8,385	5,289	3,989	2,924
Otherwise secured	48,835	34,158	35,755	23,882	18,011	13,205
Unsecured	7,559	17,133	6,038	11,979	9,041	6,624
	65,394	58,855	50,178	41,150	31,041	22,753
Less:						
Provision under prudential guidelines	(2,791)	(2,719)	(4,102)	-1,015	-7,935	-5,428
	62,603	**56,136**	**46,076**	**40,135**	**23,106**	**17,325**
ii. The loans and advances are classified as follows:						
Performing	61,675	56,569	45,932	39,764	22,846	16,811
Non-performing:						
* Principal	3,257	1,926	3,398	1,230	3,890	3,858
* Unpaid interest	462	360	848	156	4,305	2,084
	65,394	**58,855**	**50,178**	**41,150**	**31,041**	**22,753**

NOTES TO THE FINANCIAL STATEMENTS OF UBA (cont'd)

	6 Months Ended Sept 30, 2004 N'M	<----YEAR ENDED---- March 31, 2004 N'M	March 31, 2003 N'M	March 31, 2002 N'M	March 31, 2001 N'M	March 31,2000 N'M ---->
5 OTHER ASSETS						
Payments in advance and sundry accounts	2,845	7,993	21,140	18,809	17,065	5,908
Accounts receivable	2,087	1,817	1,051	2,522	6,583	4,029
Items in transit between branches (net)	4,311	7,041	5,191		-	-
	9,243	16,851	27,382	21,331	23,648	9,937
Less:						
Provision under Prudential Guidelines	(1,170)	(1,508)	(1,803)	(1,333)	(161)	(91)
	8,073	**15,343**	**25,579**	**19,998**	**23,487**	**9,846**
6 FIXED ASSETS						
COST:						
Land and Buildings	3,041	2,965	2,641	2,499	2,246	2,035
Machinery, Furniture & Fittings	8,709	8,680	7,134	5,507	4,648	3,243
Motor vehicles	867	935	1,287	1,233	1,211	834
Construction in Progress	503	216	-	86	218	607
	13,120	12,796	11,062	9,325	8,323	6,719
DEPRECIATION:						
Land and Buildings	619	578	502	433	371	316
Machinery, Furniture & Fittings	5,766	5,192	4,056	3,148	2,423	1,872
Motor vehicles	624	647	908	836	653	516
Construction in Progress	-	-	-	0	0	-
	7,009	6,417	5,466	4,417	3,447	2,704
NET BOOK VALUE	**6,111**	**6,379**	**5,596**	**4,908**	**4,876**	**4,015**
7 OTHER LIABILITIES						
Creditors, accrued charges and provisions (including accounts payable)	15,424	16,657	41,231	50,197	31,940	21,446
Items in transit between branches		-	-	2,920	7,667	3,679
Customers deposits for foreign exchange	14,014	15,471	1,248	2,333	4,301	3,484
Unclaimed dividends due to Nigerian Shareholders	-	-	-	-	195	139
Dividend:						
* Unremitted	184	42	42	36	36	2
* Proposed	-	1,530	1,148	510	425	850
	29,622	**33,700**	**43,669**	**55,996**	**44,564**	**29,600**
8 TAXATION PAYABLE						
i. Per profit and loss account						
* Income tax charge	833	1,096	1,208	422	329	943
* Education tax	-	108	120	59	49	95
* Capital gains tax	-	-	-	1	1	-
Under provision	-	61	-	350	(256)	(210)
	833	1,265	1,328	832	123	828
Deferred	4	220	520	74	290	-
Charge for the year	837	1,485	1,848	906	413	828
ii. At April 1,	2,373	1,990	1,343	976	1,380	956
Payment during the year	(1,045)	(882)	(681)	(465)	(527)	(404)
Current year charges	833	1,265	1,328	832	123	828
Balance at the end of the period/year	**2,161**	**2,373**	**1,990**	**1,343**	**976**	**1,380**

	6 Months Ended Sept 30, 2004 ₦'M	March 31, 2004 ₦'M	March 31, 2003 ₦'M	March 31, 2002 ₦'M	March 31, 2001 ₦'M	March 31, 2000 ₦'M
		<----------YEAR ENDED			---------->	
9 DEFERRED TAXATION						
Balance at the beginning	1,104	884	364	290	-	-
Addition	4	220	520	74	290	-
Balance at the end of the period/year	**1,108**	**1,104**	**884**	**364**	**290**	**-**

The Bank's exposure to deferred tax (which relates to timing differences in recognition of depreciation and capital allowances on fixed assets) has been provided for in the financial statements.

10 BORROWINGS

This represents the Naira value of a line of credit provided by African Development Bank (ADB). The bank utilized the proceeds of the credit for project finance and medium term funding to its corporate clients. The bank is expected to repay the line of credit over a period of 4 years. The corresponding asset for this amount is included in loans and advances.

	6 Months Ended Sept 30, 2004 ₦'M	March 31, 2004 ₦'M	March 31, 2003 ₦'M	March 31, 2002 ₦'M	March 31, 2001 ₦'M	March 31, 2000 ₦'M
11 SHARE CAPITAL						
Authorised: Ordinary shares of 50k each (2000 - 2004: 50k each)	2,000	2,000	2,000	2,000	1,000	1,000
Issued and fully paid						
At April 1,	1,275	1,275	850	850	500	500
Bonus issue reserve	255	-	425	-	350	-
Ordinary shares of 50k each (2000 - 2004)	1,530	1,275	1,275	850	850	500
12 RESERVES						
Capital	22	22	22	22	22	22
Statutory reserve	3,379	3,013	2,334	1,842	1,607	1,417
Exchange Differences	5,028	7,031	5,394	3,252	2,748	1,861
General	8,156	6,408	4,948	3,821	3,672	3,186
Bonus issue reserve	-	255	-	425		-
Small Scale Industries	1,857	1,529	928	415	168	-
	18,442	**18,258**	**13,626**	**9,777**	**8,217**	**6,486**
13 CONTRA ITEMS						
Contra Items are made up of:						
Bonds and guarantees issued to third parties	29,783	28,371	22,056	20,177	7,405	10,480
Acceptances	22,309	16,327	8,408	2,216	10	608
Confirmed letters of credit and liability to customers thereon	20,717	37,021	17,907	150	108	33
	72,809	**81,719**	**48,371**	**22,543**	**7,523**	**11,121**
14 INTEREST AND DISCOUNT INCOME						
Non-bank sources:						
Loans and advances	3,291	8,313	6,870	6,205	5,174	5,737
Treasury income	2,555	4,911	6,114	7,158	7,427	7,610
Bank sources:						
Placements with local banks	75	1,056	1,196	484	181	161
Placements with foreign banks	350	875	1,003	1,119	1,107	901
	6,271	**15,155**	**15,183**	**14,966**	**13,889**	**14,409**

	6 Months Ended Sept 30, 2004 N'M	<----------------YEAR ENDED----------------> March 31, 2004 N'M	March 31, 2003 N'M	March 31, 2002 N'M	March 31, 2001 N'M	March 31, 2000 N'M
15 INTEREST EXPENSES						
Non-Bank sources:						
Savings	471	819	985	1,043	996	535
Current accounts	284	833	946	580	1,632	629
Time deposits	-	1,247	1,535	3,089	2,789	3,780
Bank sources						
Deposits from banks in Nigeria	54	208	210	346	488	479
	809	**3,107**	**3,676**	**5,058**	**5,905**	**5,423**
16 OTHER INCOME						
Income from foreign exchange transactions	258	649	1,378	1,288	1,074	832
Commission on letters of credit and bills collected	1,006	2,291	640	676	175	180
Commission on turnover	1,177	2,326	1,981	2,173	2,656	2,449
Commission on transfers and guarantees	38	154	96	81	37	55
Financial services commissions	1,764	2,123	3,335	2,684	502	437
Income from managed funds	-	-	-	409	239	331
Others	1,667	1,812	1,581	244	815	335
	5,910	**9,355**	**9,011**	**7,555**	**5,498**	**4,619**
17 EXCEPTIONAL ITEMS						
Provision - other assets	-	600	-	-	-	-
Staff Severance	-	-	-	231	-	-
Write off of long outstanding items	-	-	-	718	-	-
	-	**600**	**-**	**949**	**-**	**-**

18. CONTINGENT LIABILITY

At March 31, 2004, Contingent liabilities are in respect of:

i. Litigation against the bank amounting to N832 million. The actions are being contested and the directors are of the opinion that no significant liability will arise therefrom.

ii. Judgement in the sum of N6.238 billion was awarded against the Bank in the case of BTL Industries Limited Vs. UBA Plc. The bank is currently on appeal to the Supreme Court. The Supreme Court granted a stay of the judgment of the Court of Appeal on the condition that UBA produces acceptable Bank guarantees to cover the entire judgment sum. The Directors are of the opinion that it is unlikely to have a material adverse effect on the bank. However, a provision of N500 million has been made in these Financial Statements.

19. SUBSEQUENT EVENTS

On July 6, 2004, the Central Bank of Nigeria announced a new requirement for banks to attain N25 billion shareholders' funds by December 31, 2005.

C. Memorandum on the Profit Forecast of UBA

1. LETTER RELATING TO THE PROFIT FORECAST



RC. No 182296

■ Chartered Accountants
Ebani House (Marina Side),
62, Marina,
P. O. Box 2442, Marina,
Lagos, Nigeria.

■ Phone: (01) 266-1462, 266-2833
(01) 266-2881, 266-5534
Fax: (01) 266-2709, 264-0742
E-mail:Eyng@linkserve.com.ng

March 8, 2005

The Directors
United Bank for Africa Plc
UBA House
Marina
Lagos

and

The Directors
Securities Transactions & Trust Company Nigeria Limited
12th Floor, 2A Osborne Road
Ikoyi
Lagos

Gentlemen,

MEMORANDUM ON FINANCIAL FORECAST

We have reviewed the accounting policies and calculations of the financial forecast of United Bank for Africa Plc (for which the Directors of United Bank for Africa Plc are solely responsible) for the years ending March 31, 2005, 2006, and 2007.

In our opinion, the financial forecast, so far as the accounting policies and calculations are concerned, have been properly compiled on the footing of the assumptions made by the Directors and are presented on a basis consistent with the accounting policies normally adopted by the Bank. However, there will usually be differences between forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Yours faithfully,



2. PROFIT FORECAST OF UBA

Forecast Profit and Loss Account	**2005**	**2006**	**2007**
For the year ended 31st March	**N'000**	**N'000**	**N'000**
Income			
Interest and discount income	15,210	21,569	23,942
Foreign exchange income	445	1,034	1,137
Commission income	8,803	6,599	7,193
Others	2,078	1,821	2,094
Total income	**26,536**	**31,023**	**34,366**
Expenses			
Interest expense	4,199	6,040	6,765
General and administrative expenses	14,143	14,579	15,600
Diminution in value of assets	1,371	1,467	1,716
Provision for doubtful accounts	280	169	198
Total expenses	**19,993**	**22,255**	**24,279**
Profit before taxation	6,543	8,768	10,088
Taxation	(1,636)	(2,192)	(2,522)
Profit after taxation	**4,907**	**6,576**	**7,565**
Appropriated as follows:			
Transfer to the statutory reserve	736	986	1,135
Dividend	1,836	2,448	3,060
Small-scale industries reserve	654	877	1,009
Transfer to the general reserve	1,681	2,265	2,362
	4,907	**6,576**	**7,566**
Offer Statistics:			
Earnings per share	1.60	2.15	2.47
Dividend per share	0.60	0.8	1.00
Dividend cover (times)	2.7	2.7	2.5
Dividend payout ratio	37%	37%	40%
Price/earnings ratio (at suspended price of N10 price)	6.2	4.7	4.0
Number of issued shares of 50k each (million)	3,060	3,060	3,060

3. BASES AND ASSUMPTIONS FOR THE PROFIT FORECAST OF UBA

The bases and principal assumptions used by the Directors in the preparation of the projected financial statements are set below: -

a. **Basis of presentation**
The projected financial statements have been prepared under the historical cost convention and in accordance with the bank's normal accounting policies.

b. **Political and economic factors**
Changes in the political and economic climate are not expected to adversely affect the operations of the bank and there will be no significant changes in the Federal Government Monetary and Fiscal Policies that will adversely affect the bank during the forecast period.

c. **Interest income**
The bank will earn an average return of 13% on its interest bearing assets in 2005 to 2007 financial years.

d. **Interest expenses**
The Bank's ratio of interest expense to average deposits will be 3% during the forecast period.

e. **Provision for loan losses**
The ratio of loan losses to total loans will be 1% or less for the forecast period.

f. **Fees, Commissions and other income**
Fees, Commissions and other income will grow at the rate of 21% in 2005, 17% in 2006 and 10% in 2007.

g. **Operating expenses**
Operating expenses to income ratio will average 58%, 52% and 50% for 2005, 2006 and 2007 respectively, while staff strength will grow by 0.75% annually.

h. **Taxation**
The effective corporate tax rate will be 25% per annum during the forecast period.

i. **Transfer to reserves**
15% of profit attributable to shareholders will be transferred to statutory reserve while 10% of profit before tax will be transferred to reserves for investment in small-scale industries. Balance of Profit After Tax (PAT) after the aforesaid and dividend payment will be transferred to General Reserves.

j. **Earnings per share**
Earnings per share is based on the effective number of shares in issue at the end of each financial period.

k. **Dividends**
The dividend policy of the bank is to pay out approximately 40% of PAT as cash dividend; therefore Dividend Per Share will be N0.60k in 2005, N0.80k in 2006 and N1.00 in 2007. All shares in issue as at March 31, will rank for dividend.

l. **Balance sheet**
The bank's balance sheet size is forecast to grow by about 18% in 2005 and 9% in 2006 and 10% in 2007.

m. **Customers**
The bank will continue to enjoy the goodwill and confidence of present and potential customers.

n. **Management**
The quality of the bank's management will be sustained during the forecast period.

o. **Other assumptions**
There will be no new share issue by the bank due to the on-going merger plans.

D. Letter from the Issuing House and Financial Advisers on the Profit Forecast

The following is a copy of a letter from Securities Transactions and Trust Company Nig. Limited, Issuing House and Financial Advisers to United Bank for Africa Plc, on the Profit Forecast.

SecTrust RC 261272
Securities Transactions & Trust Co. Nig. Ltd.
(Member of the Nigerian Stock Exchange)
Foreshore Towers (12th Floor)
2a, Osborne Road
Ikoyi, Lagos

May 20, 2005

The Directors
United Bank for Africa Plc
UBA House
57 Marina
Lagos

Gentlemen,

PROPOSED MERGER OF UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC

We have had the privilege of studying the Scheme Document in respect of the above subject matter, which is addressed to your shareholders and those of Standard Trust Bank Plc. This document contains a profit forecast of your company for the three years ending March 31, 2005, 2006 and 2007.

We have discussed with you and with Ernst and Young, Reporting Accountants to the Scheme, the bases and assumptions upon which the forecast was made. We have also considered the letter dated March 8, 2005 from the Reporting Accountants regarding the accounting bases and calculations upon which the forecast was compiled.

Having considered the assumptions made by you as well as the accounting bases and calculations reviewed by Ernst & Young, we consider that the forecast (for which you as Directors are solely responsible) has been made by you after due and careful enquiry.

Yours faithfully,



Godwin Obaseki
Securities Transactions & Trust Co. Nig. Limited

E. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Securities Transactions & Trust Company Ltd, Foreshore Towers (12th Floor), 2A Osborne Road, Ikoyi Lagos during normal business hours on any weekday (except public holidays) until the Effective Date:

a) Certificate of Incorporation of the company

b) The Memorandum and Articles of Association of the company

c) The audited financial statements of the company for each of the five years ended March 31, 2004 and the half-year ended September 30, 2004.

d) The report of Ernst & Young the Reporting Accountants, on the audited financial statements for the five years ended March 31, 2004 and half year ended September 30, 2004.

e) The memorandum of Ernst & Young, the Reporting Accountants on the Profit Forecast for the years ending March 31, 2005, 2006 and 2007.

f) The letter from Securities Transactions and Trust Company Limited on the Profit Forecast.

g) The schedule of claims and litigations referred to on Page 74 of Appendix IV

h) The material contracts referred to on Page 74 of Appendix IV

i) The written consents referred to on Pages 75 to 76 of Appendix IV

APPENDIX II - FURTHER INFORMATION REGARDING STB

A. Background Information

1. INCORPORATION AND SHARE CAPITAL HISTORY

The bank was incorporated as Crystal Bank of Africa Limited on March 15, 1990 with an authorised share capital of N25,000,000.00 comprising 25,000,000 ordinary shares of N1 each and issued and fully paid share capital of N10,050,000.00 comprising 10,050,000 ordinary shares of N1 each. The bank obtained its license to operate as a commercial bank and commenced operations on June 4, 1990. The bank was restructured following a change in ownership and management and its name was changed on July 30, 1997 to Standard Trust Bank Limited.

The bank re-commenced operations on August 1, 1997 and its authorised and fully paid share capital was increased to N750,000,000.00 comprising 750,000,000 ordinary shares of N1 each. The bank became a public limited liability company on July 19, 2002 and its shares were sub-divided into ordinary shares of 50 kobo each. The bank's entire share capital was listed on the Nigerian Stock Exchange in March, 2004. At present, the authorised share capital of the Bank is N4,000,000,000.00, divided into 8,000,000,000 ordinary shares of 50 kobo each.

The changes in the share capital of the bank since incorporation are summarised below:

Date	Authorised (N)		Issued & Fully Paid (N)		Consideration
	Increase	Cumulative	Increase	Cumulative	
1990	0	25,000,000	0	10,050,000	Cash
1990	0	25,000,000	7,050,000	17,100,000	Cash
1991	25,000,000	50,000,000	2,900,000	20,000,000	Cash
1992	0	50,000,000	30,000,000	50,000,000	Cash
1993	50,000,000	100,000,000	0	50,000,000	Nil
1994	0	100,000,000	20,000,000	70,000,000	Scrip
1995	150,000,000	250,000,000	5,000,000	75,000,000	Cash
1995	0	250,000,000	15,000,000	90,000,000	Scrip
1997	500,000,000	750,000,000	660,000,000	750,000,000	Cash
1998	250,000,000	1,000,000,000	250,000,000	1,000,000,000	Cash
1998	250,000,000	1,250,000,000	250,000,000	1,250,000,000	Cash
2001	750,000,000	2,000,000,000	0	1,250,000,000	Nil
2002	0	2,000,000,000	0	1,250,000,000[1]	Stock Split
2002	1,000,000,000	3,000,000,000	321,600,000	1,571,600,000	Cash
2003	0	3,000,000,000	376,714,000	1,948,314,000	Cash
2004	1,000,000,000	4,000,000,000	1,051,686,000	3,000,000,000	Cash
2005	0	4,000,000,000	1,000,000,000	4,000,000,000	Cash

Note

1. The normal value of the ordinary shares of STB were sub-divided in July, 2002 from N1.00 to 50 kobo per share

2. BENEFICIAL OWNERSHIP

As at the date of this Scheme Document, the 8,000,000,000 ordinary shares of 50 kobo each in the issued ordinary share capital of STB were beneficially held as follows:

Shareholders	Ordinary Shares Held	%
Nigerian Citizens/Institutions	5,260,815,278	65.76%
First Dominion Investments Limited	990,000,000	12.38%
Consolidated Trust Funds Limited	749,764,978	9.37%
STH Limited	544,768,000	6.81%
Poshville Investment Limited	454,651,744	5.68%
Total	**8,000,000,000**	**100%**

Except as stated above, no shareholder holds more than 5% of the issued share capital of the Bank.

3. DIRECTORS' INTERESTS

The interests of the directors in the issued share capital of the bank as at the date of this Scheme Document, disclosed in the Register of Directors' Shareholding maintained for the purpose of Section 275 (1) of the Companies and Allied Matters Act 1990, are as follows:

Directors	Direct	Indirect	%
Chief F. Alabraba	10,000,000	-	0.13
Tony O. Elumelu	42,450,000	-	0.53
Chika Mordi	14,000,000	-	0.18
Victor Osadolor	14,000,000	-	0.18
Faith Tuedor-Mathews	10,000,000	-	0.13
Albert Okumagba	5,000,000	-	0.06
Chief I.C. Ogbue (Consolidated Trust Funds Limited)	500,000	749,764,978	9.38
Chief (Sir) Annie Okonkwo (Clemco Industries Limited)	-	26,666,666	0.33
Mr. Muyideen A. Ladoja (Real Property & Investment Ltd)	-	313,864,644	3.92
Mrs. Rose Ada Okwechime (Infant Jesus Academy)	-	50,000,000	0.63
Mr. Frank Achinike Owhor (River State Government)	-	116,253,800	1.45

4. INDEBTEDNESS

As at the date of this Scheme Document, the bank had no outstanding debentures, mortgages, loans, charges, or similar indebtedness or material contingent liability or other similar indebtedness, other than in the ordinary course of business. However, the bank had contingent liabilities in the ordinary course of business amounting to N11.923 billion, comprising acceptances, bonds, guarantees and other obligations on behalf of customers.

5. SUBSIDIARIES, ASSOCIATED COMPANIES & EQUITY INVESTMENTS

As at the date of this Scheme Document, the bank had the following subsidiaries and associated companies.

Company	Shareholding
HEIRS Insurance Limited	70.00%
Continental Trust Bank Limited	47.90%
STB Capital Markets Limited	30.70%

6. EXTRACTS FROM MEMORANDUM & ARTICLES OF ASSOCIATION

The following are relevant extracts from STB's Memorandum and Articles of Association:

MEMORANDUM OF ASSOCIATION

CLAUSE 3 (pp)

To amalgamate or enter into partnerships or any joint venture or profit sharing arrangement with and to co-operate in any way with or assist or subsidise any company, firm, or person and to purchase or otherwise acquire and undertake all or any part of the business property and liabilities of any person, body or company carrying on any business which the Company is authorised to carry on or possessed of any property suitable for the purpose of the Company.

ARTICLES OF ASSOCIATION

GENERAL MEETINGS OF MEMBERS

Art 28. The Company shall in each year hold a general meeting of its members as its Annual General Meeting in addition to any other meetings in the year, and not more than fifteen months shall elapse between the date of one annual general meeting and the next annual general meeting. The Annual General Meeting shall be held at such time and place, as the Board of Directors shall appoint.

Art 29. All general meetings other than the Annual General Meeting shall be called Extra-Ordinary General Meetings.

Art 30. The Board of Directors or a majority of the Directors may, whenever it thinks fit, convene an Extra-Ordinary General Meeting as provided by the Act.

Art 31. All general meetings of the Company shall be called by at least twenty-one (21) days notice in writing. The period of notice shall be exclusive of the day on which it is served or deemed to have been served and for which it is given, and shall specify the place, day and the hour of the meeting, and in the case of any special business, the general nature of the business to be transacted thereat. The notice convening an Annual General meeting shall specify the meeting as such and the notice convening a meeting to pass a special or extraordinary resolution shall state the intention to propose the resolution as a special or extraordinary resolution as the case may be. Notice of every general meeting shall be given in the manner hereinafter mentioned to such persons as are entitled to receive such in accordance with the provisions of the Act.

Art 32. An annual general meeting of the Company shall, notwithstanding that it is called by a shorter notice than that specified in this Article, be deemed to have been duly called if it is so agreed in writing by all the Members entitled to attend and vote thereat and in the case of any other meeting if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent (95%) in nominal value of the shares giving a right to attend and vote at the meeting.

Art 33. In every notice calling a meeting, there shall appear with reasonable prominence a statement that a Member who is unable to attend shall be entitled to appoint a proxy to attend and vote instead of him and that a proxy need not also be a Member.

PROCEEDINGS AT GENERAL MEETINGS

Art 34. No business shall be transacted at any General Meeting unless a quorum of members is present at the time when the meeting proceeds to business and save as herein otherwise provided, ten or more Members personally present or represented by proxy and holding not less than fifty-five percent of the issued capital of the Company shall form a quorum

Art 35. If within an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, in any other case, it shall be held on the same day in the next week, at the same time and place, or on such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within an hour from the time appointed for the meeting, the members present shall form a quorum.

Art 36. The Chairman (if any) of the Board of Directors shall preside as Chairman at every general meeting of the Company. If the Chairman shall be absent, then the Directors present shall appoint one of their numbers to preside as Chairman of the meeting and if no Director is willing to act as Chairman, then the Members present in person or by proxy shall choose one of their number to act as Chairman of the meeting.

Art 37. The duty of the Chairman shall be to maintain order at the meeting and to regulate the proceedings. He shall have authority to decide conclusively all incidental questions touching on matters of order and to adjudicate on the matter of the validity of a vote.

Art 38. The Chairman may, at the request of any Member in attendance at a meeting at which a quorum is present (and if agreed by a majority of the Members present in person or by proxy holding not less than sixty percent of the issued share capital. of the bank) adjourn the meeting to such a time and place as the Chairman may specify, but no business shall be transacted at any adjourned meeting except such business as would have been lawfully transacted at the meeting from which the adjournment took place. Provided that it shall not be necessary to give further notice of the adjourned meeting or the business to be transacted at the adjourned meeting.

Art 39. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman or by at least two members present in person or by proxy or by any member or members present in person or by proxy and representing not less than one quarter of the total voting rights of all the members having the right to vote at the meeting. Unless a poll is so demanded, a declaration by the Chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, the resolution.

Art 40. In the case of equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall have a second or casting vote.

Art 41 No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

VOTES OF MEMBERS

Art 42. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands, every member present in person or proxy shall have one vote, and on a poll every member shall have one vote in respect of each share held by him.

NOTICES

Art 97. Any notice or other document may be served by the Company to any member or Director either personally or by delivering or leaving it or sending it through post in a prepaid letter addressed to such member or Director at his registered address as appearing in the register or other records of the Company or by telex facsimile or cable. In the case of joint holders, it shall be sufficient notice to all joint holders if it is given to one of the joint holders whose name stands first in the register in accordance with any of the modes aforesaid.

Art 98. Notice to a member or to a Director described in the register or other records of the Company by an address overseas or to a foreign Director shall be sent by airmail, telex or facsimile or cable as such member or Director shall be a standing order request.

Art 99. Any notice or other documents delivered or sent by post to the registered address of any member or Director shall be deemed to have been duly served at the expiration of seven (7) days after the letter containing the same is posted, and in any other case twenty four (24) hours after the telex or cable or facsimile has been sent to the registered address of any member or Director in the Company's records in pursuance of these Regulations.

7. RESOLUTION

AT THE COURT ORDERED MEETING of the Bank to be convened on July 6, 2005, the following sub-joined resolutions will be proposed and if thought fit passed as SPECIAL RESOLUTIONS

"That

(1) this Meeting approves the Scheme for the proposed merger dated May 25, 2005, a print of which has been submitted to the Meeting and for the purposes of identification subscribed by the Chairman, and that the Directors be and are hereby authorized to consent to any modifications of the Scheme for the proposed merger that the Securities and Exchange Commission, the Central Bank of Nigeria and the Federal High Court shall think fit to impose and approve;

(2) all the assets, liabilities and undertakings, including real property and intellectual property rights of STB be transferred to United Bank for Africa Plc (UBA) in consideration for the issue and allotment of shares by UBA to the Shareholders of STB, as provided in the Scheme;

(3) the entire share capital of STB be cancelled and STB be dissolved without being wound up; and

(4) For purposes of monitoring and enforcing the rights of the pre-merger shareholders of STB, in relation to any post-merger adjustments that may become necessary under the scheme, PricewaterhouseCoopers be appointed as representative of all those persons whose names appear on the register of members of STB as at the close of business on the Terminal Date.

(5) the Board of Directors of STB be and is hereby authorized to take such actions as may be necessary to give effect to the Scheme".

1. LETTER FROM THE REPORTING ACCOUNTANTS



Plot 252E Muri Okunola Street,
Victoria Island
Lagos, Nigeria.

21 April 2005

The Directors
Standard Trust Bank Plc
Plot 1662 Oyin Jolayemi Street
Victoria Island
Lagos

and

The Directors,
BGL Securities Limited
Plot 1061 Abagbon Close
Off Ologun Agbaje Street
Victoria Island
Lagos

Dear Sirs,

We report on the financial information set out on pages 54 to 64, which has been prepared for inclusion in the Scheme document to be issued in connection with the proposed merger of Standard Trust Bank Plc ("the Bank") and United Bank for Africa Plc ("UBA").

The financial information is based on the audited financial statements of the Bank for the five years ended July 31, 2004 and has been prepared in accordance with the accounting policies set out on page 54 after making such adjustments as we considered necessary. The financial statements on which the financial information is based are the responsibility of the Directors of the Bank who approved their issue. The Directors of the Bank are responsible for the contents of the Scheme document in which this report is included.

We conducted our work in accordance with the International Standard on auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by Messrs Akintola Williams Deloitte, the auditors who audited the financial statements underlying the financial information and reported without qualification, save that they emphasised in their 2004 report, the bank's exposure (of N4.8 billion as at 31 December 2004) to an associated company whose last audited financial statements as at 31 December 2004 showed a deficit in shareholders funds of N4.7billion.

As stated in Note 6.5 and as required by generally accepted accounting principles in Nigeria, the Bank did not recognise its share (being N2.3billion) of the net deficit of the associated company as at 31 July 2004 on the strength of pending regulatory forbearances of N6.4billion owed to the Central Bank of Nigeria, recorded improvement in the financial position of the company since its acquisition by the Bank in February 2003 and ongoing recovery of past due obligations.

Based on our review and except for the matter discussed above, nothing has come to our attention that causes us to believe that the accompanying financial information do not give a true and fair view of the state of affairs of the Bank as at the dates stated and of its profits and cash flows for the years then ended in accordance with generally acceptable accounting principles in Nigeria.

Yours faithfully

PricewaterhouseCoopers

2. Statement of Accounting Policies of STB

The significant accounting policies adopted by the bank in the preparation of its financial statements are as follows:

a) *Basis of preparation*

The financial statements are prepared under the historical cost convention as modified by the inclusion of certain leasehold Land and buildings at professional valuation.

b) *Income recognition*

Interest income is recognised on an accrual basis except for interest on non-performing accounts which is recognised only to the extent of cash received.

Fees and commissions, where material, are amortised over the life of the related service. Otherwise fees, commissions and other income are recognised as earned upon completion of the related service. Rental income from equipment on lease to customers is recognised on a straight-line basis over the lease term.

c) *Provision against credit risk*

Provision is made in accordance with the Prudential Guidelines issued by the Central Bank of Nigeria for each account that is not performing in accordance with the terms of the related facility as follows:

Interest and/or Principal outstanding for over:	Classification	Provision
- 90 days but less than 180 days	Substandard	10%
- 180 days but less than 360 days	Doubtful	50%
- 360 days	Lost	100%

In addition, a provision of 1% minimum is made for all performing accounts to recognise losses in respect of risks inherent in any credit portfolio.

d) *Depreciation*

Depreciation is calculated to write-off the cost or valuation of fixed assets over their estimated useful lives at the following annual rates:

Leasehold land and buildings	-	Over the terms of the lease
Motor vehicles	-	25%
Computers	-	25%
Furniture and fittings	-	20%
Plant and machinery	-	20%

e) *Foreign currency*

Transactions denominated in foreign currency are converted into Naira at the rate of exchange ruling at the date of the transaction. Assets and liabilities denominated in foreign currency at the balance sheet date are translated into Naira at the rates of exchange prevailing at year-end (or, where appropriate, the rate of the related forward contract). Exchange gains or losses are included in the profit and loss account.

f) *Deferred taxation*

Deferred income tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

g) *Investments*

Investments are stated at cost less provision for diminution in value.

3. BALANCE SHEET OF STB

	Note	As at 31 July				
		2004	2003	2002	2001	2000
		N' million	N' million	N' million	N' million	N' million
Assets						
Cash and short-term funds	6.1	88,426	56,628	40,049	33,289	24,904
Loans and advances	6.2	33,318	22,427	23,677	22,978	12,243
Other assets	6.4	4,064	3,165	2,634	1,798	1,073
Investment securities	6.5	7,192	6,252	222	0	0
Equipment on lease	6.6	0	0	0	0	477
Fixed assets	6.7	3,186	2,977	3,038	2,204	1,468
Total assets		**136,186**	**91,449**	**69,620**	**60,269**	**40,165**
Liabilities						
Deposits	6.8	103,231	74,234	58,992	52,158	34,906
Other liabilities	6.9	12,068	7,240	3,852	3,549	2,261
Tax payable	6.10	447	289	356	286	247
Deferred taxation	6.10c	429	440	467	257	142
Total liabilities		116,174	82,203	63,667	56,250	37,556
Equity						
Share capital	6.11c	2,781	1,948	1,572	1,250	1,250
Share premium	6.11d	5,972	798	233	65	65
Deposit for shares	6.11e	1,750	0	0	0	0
Reserves	6.12	9,508	6,500	4,148	2,704	1,294
Shareholders' funds		20,012	9,246	5,953	4,019	2,609
Total liabilities and equity		**136,186**	**91,449**	**69,620**	**60,269**	**40,165**
Acceptances and guarantees	6.18	**11,923**	**5,105**	**3,460**	**3,718**	**5,447**

4. PROFIT AND LOSS ACCOUNTS OF STB

	Note	2004	2003	2002	2001	2000
		For the year ended 31 July				
	Note	N' million	N' million	N' million	N' million	N'million
Interest and discount income	6.13	11,913	9,493	8,989	7,605	4,433
Interest and discount expense	6.14	(4,834)	(4,368)	(4,402)	(3,385)	(1,901)
Net interest income		7,079	5,125	4,587	4,220	2,532
Bad and doubtful debt expense	6.15	(1,862)	(442)	(371)	(913)	(793)
Commissions		3,674	2,735	1,923	2,320	1,016
Fees		1,136	678	519	796	205
Foreign exchange earnings		111	13	40	(432)	112
Other income		214	171	111	263	361
Operating expenses	6.16	(5,739)	(4,986)	(4,234)	(4,038)	(2,070)
Profit before taxation		4,615	3,294	2,575	2,216	1,363
Taxation	6.10	(444)	(260)	(581)	(368)	(267)
Profit after taxation		4,170	3,034	1,994	1,848	1,096
Transfer to statutory reserve	6.12	(1,224)	(371)	(693)	(558)	(353)
Transfer to small scale industries reserve	6.12	(452)	(308)	(278)	(213)	0
Dividend		(1,200)	(682)	(550)	(438)	(375)
Retained profit transferred to general reserve	6.12	1,294	1,673	473	639	368
Basic earnings per share (Kobo)	6.22	87.4	76.8	51.5	73.9	43.8
Dividend per share (Kobo):						
- actual		20.0	17.5	35.0	35.0	30.0
- adjusted		20.0	11.4	9.2	7.3	6.3

5. STATEMENT OF CASH FLOW OF STB

		For the year ended 31 July				
		2004	2003	2002	2001	2000
	Note	N' million	N' million	N' million	N' million	N' million
Operating activities						
Cash generated from operations	6.17	27,326	23,587	8,322	10,805	14,079
Tax paid		(297)	(354)	(301)	(214)	(89)
Financing activities						
Shares issued		6,007	941	490	0	0
Dividend paid		(682)	(550)	(438)	(375)	0
Deposit for shares		1,750	0	0	0	0
Investing activities						
Purchase of fixed assets and equipment on lease		(1,366)	(1,015)	(1,091)	(1,831)	(1,965)
Purchase of investment securities		(940)	(6,030)	(222)	0	0
Increase in cash and short-term funds		31,799	16,579	6,760	8,385	12,025
Analysis of changes in cash and short-term funds						
Balance at 1 August		56,628	40,049	33,289	24,904	12,879
Balance at 31 July		88,426	56,628	40,049	33,289	24,904
Increase in cash and short-term funds		31,799	16,579	6,760	8,385	12,025

6. NOTES TO THE FINANCIAL STATEMENTS OF STB

	2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
6.1 Cash and short-term funds					
Cash	2,607	4,721	4,869	3,369	1,312
Balances with banks:					
Central Bank of Nigeria	23,103	15,602	13,632	9,258	6,324
Other banks within Nigeria	3,488	8,390	6,716	2,288	1,879
Banks outside Nigeria	7,921	3,609	984	1,022	1,008
Placements with local financial institutions	5,170	2,552	6,579	4,996	8,478
Treasury bills	46,138	21,754	7,269	12,356	5,903
	88,426	56,628	40,049	33,289	24,904

Included in placements with local financial institutions is an amount of N3.2billion due from Continental Trust Bank.

6.2 Loans and advances

	2004	2003	2002	2001	2000
Analysis by security:					
Secured against real estate	13,839	10,142	7,885	4,590	1,236
Otherwise secured	22,161	13,548	16,900	18,930	11,468
Unsecured	2,087	1,141	1,010	1,162	475
	38,087	24,831	25,795	24,682	13,179
Loan loss provision (Note 6.3a)	(3,471)	(1,682)	(1,526)	(1,365)	(809)
Interest in suspense (Note 6.3b)	(1,298)	(722)	(592)	(339)	(127)
	33,318	22,427	23,677	22,978	12,243
Analysis by performance:					
Performing	34,957	22,466	23,799	23,026	12,157
Non performing:					
- substandard	35	129	368	386	10
- Doubtful	1	401	645	335	508
- Lost	3,094	1,835	983	935	504
	38,087	24,831	25,795	24,682	13,179

6.3 Loan loss provision and interest in suspense

	2004	2003	2002	2001	2000
a) *Movement in loan loss provision*					
At 1 August					
- Non-performing	1,412	1,267	909	698	59
- Performing	232	259	456	111	55
Additional provision					
- Non-performing	661	817	824	582	606
- Performing	1,407	2	(190)	349	94
Provision no longer required	(241)	(333)	(122)	(165)	(5)
Amounts written-off	0	(330)	(351)	(210)	0
	3,471	1,682	1,526	1,365	809
b) *Movement in interest in suspense*					
At 1 August	722	592	339	127	4
Recognized	(61)	(77)	(8)	0	0
Written-off	0	(396)	(318)	(175)	0
Suspended	637	603	579	387	123
At 31 July	1,298	722	592	339	127

	For the year ended 31 July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million
6.4 Other assets					
Treasury bills pledged against inter-bank takings	2,050	1,600	0	0	0
Prepayments	484	360	384	439	294
Interest receivable	767	695	1,536	1,071	369
Interest paid in advance	256	199	294	368	139
Sundry accounts	260	157	282	147	239
Construction work-in-progress	426	298	326	102	187
	4,243	3,309	2,822	2,127	1,228
Provision for doubtful receivables	(179)	(144)	(188)	(329)	(155)
	4,064	3,165	2,634	1,798	1,073
6.5 Investment securities					
Continental Trust Bank Limited:					
- Ordinary shares, 47.9% (2003: 51%)	2,010	2,130	0	0	0
- Long-term loan	3,650	3,650	0	0	0
STB Capital Markets Limited (ordinary shares - 30.7%)	21	20	20	0	0
African Dev. Insurance Co. Ltd. (ordinary shares - 35.7%)	0	202	202	0	0
Asset and Liability Insurance Co. Ltd (ordinary shares - 57.7%)	202	0	0	0	0
Investment in small and medium scale enterprises	320	0	0	0	0
Lagos State Government Bond 2005/2009	250	250	0	0	0
Delta State Government Bond 2004/2007	739	0	0	0	0
	7,192	6,252	222	0	0

On 27 February 2003, the CBN approved the bank's acquisition of a 51% equity interest in Continental Trust Bank Limited ("CTB") and the conversion of N3.65billion in outstanding placements to a long-term loan repayable after 7 years. The loan is at an annual interest rate of 5%. In 2004, the bank sold a portion of its shares in CTB (100miliion ordinary shares) at a price of N128.5million, reducing its holding to 47.9%.

6.6 Equipment on lease	2004	2003	2002	2001	2000
Cost:					
At 1 August	0	0	527	527	0
Additions	0	0	0	0	527
Disposal	0	0	(527)	0	0
At 31 July	0	0	0	527	527
Accumulated depreciation:					
At 1 August	0	0	527	50	0
Charge for the year	0	0	0	477	50
Disposal	0	0	(527)	0	0
At 31 July	0	0	0	527	50
Net book value	0	0	0	0	477

	For the year ended 31 July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million
6.7 Fixed assets					
Cost/Valuation:					
Leasehold land, buildings and improvement	1,931	1,482	1,117	877	572
Motor vehicles	878	710	747	304	410
Computers, furniture, strong room and equipment	4,166	3,502	2,923	1,673	933
	6,975	5,694	4,787	2,854	1,915
Accumulated depreciation:					
Leasehold land, buildings and improvement	549	393	264	222	123
Motor vehicles	597	519	397	63	88
Computers, furniture, strong room and equipment	2,643	1,805	1,088	365	236
	3,789	2,717	1,749	650	447
Net book value					
Leasehold land, buildings and improvement	1,382	1,089	853	655	449
Motor vehicles	281	191	350	241	322
Computers, furniture, strong room and equipment	1,523	1,697	1,835	1,308	697
	3,186	2,977	3,038	2,204	1,468

Leasehold land and buildings with a net book value of N70million were revalued at N377million in 1997 by Messrs Knight Frank and AC Otebolu & Partners, firms of Chartered Surveyors and Valuers. Forty-five percent (45%) of the resulting surplus was then included in the books in accordance with applicable regulations.

	2004	2003	2002	2001	2000
6.8 Deposit					
Demand	73,127	40,891	34,189	30,622	19,010
Time	17,278	24,714	19,650	17,150	14,237
Savings	12,825	8,629	5,153	4,386	1,659
	103,231	74,234	58,992	52,158	34,906
6.9 Other liabilities					
Interest payable	245	144	276	477	164
Inter-bank takings secured with treasury bills	2,050	1,600	0	0	0
Unearned income	843	436	282	205	110
Other credit balances	3,679	2,328	1,505	1,818	603
Deposit for shares	0	38	1,071	0	0
Foreign currency balances	3,966	1,928	84	527	925
Dividend payable	1,200	682	550	438	375
Provision for contingencies	84	84	84	84	84
	12,068	7,240	3,852	3,549	2,261

	For the year ended 31 July				
	2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
6.10 Taxation					
(a) *Charge*					
Income tax	393	252	204	224	213
Education tax	54	37	41	29	28
(Over)/Under-provision in prior years	8	(2)	126	0	0
Current tax	455	287	371	253	241
Deferred tax	(11)	68	102	22	0
As previously stated	444	355	473	275	241
Adjustment to deferred tax	0	(95)	108	93	26
	444	260	581	368	267
(b) *Payable*					
At 1 August	289	356	286	247	95
Charge for the year	455	287	371	253	241
Payments during the year	(297)	(354)	(301)	(214)	(89)
At 31 July	447	289	356	286	247
(c) *Deferred tax:*					
At 1 August	192	124	22	0	0
Charge /(abatement) for the year	(11)	68	102	22	0
As previously stated	181	192	124	22	0
Adjustment	248	248	343	235	142
At 31 July	429	440	467	257	142
6.11 Share capital					
a) *Authorised*					
Ordinary shares of 50 kobo each	3,000	3,000	2,000	2,000	-
Ordinary shares of N1 each					1,250
	3,000	3,000	2,000	2,000	1,250
b) *Called-up*					
At 1 August	1,948	2,000	1,250	1,250	1,250
Called during the year	1,052	(52)	750	0	0
At 31 July	3,000	1,948	2,000	1,250	1,250
c) *Paid-up*					
At 1 August	1,948	1,572	1,250	1,250	1,250
Paid during the year	833	376	322	0	0
At 31 July	2,781	1,948	1,572	1,250	1,250
d) *Share premium*					
At 1 August	798	233	65	65	65
Arising during the year	5,831	565	168	0	0
Share issue expense	(657)	0	0	0	0
At 31 July	5,972	798	233	65	65
e) *Deposit for shares*					
Nominal value	219	0	0	0	0
Share premium	1,531	0	0	0	0
At 31 July	1,750	0	0	0	0

At an extra-ordinary general meeting held on 13 February 2004, members approved the initial public offer of 2.104 billion ordinary shares of 50 kobo each at N4.00 per share. Related proceeds of N1.75 billion from 437,465,300 ordinary shares are yet to be approved by the CBN and have been recorded as deposits for shares.

On 24 January 2005 the bank issued 2 billion ordinary shares of 50 kobo each at N7 through a public offer.

		For the year ended 31 July				
		2004	2003	2002	2001	2000
		N'million	N'million	N'million	N'million	N'million
6.12	**Reserves**					
a)	*Statutory reserve*					
	At 1 August	2,185	1,814	1,121	563	210
	Transfer from profit and loss account	1,224	371	693	558	353
	At 31 July	3,409	2,185	1,814	1,121	563
B)	*Small Scale Industries reserve*					
	At 1 August	799	491	213	0	0
	Transfer from profit and loss account	452	308	278	213	0
	At 31 July	1,251	799	491	213	0
c)	*Fixed assets revaluation reserve*					
	At 1 August	138	138	138	138	138
	Depreciation charge	0	0	0	0	0
	At 31 July	138	138	138	138	138
d)	*Revenue reserve*					
	At 1 August	3,416	1,705	1,232	593	225
	Addition	1,294	1,673	473	639	368
	At 31 July	4,710	3,378	1,705	1,232	593
	Total reserve at 31 July	9,508	6,500	4,148	2,704	1,294
6.13	**Interest and discount income**					
	Loans and advances	8,016	5,599	6,792	5,672	3,488
	Placements and short-term funds	3,898	3,894	2,197	1,933	945
		11,913	9,493	8,989	7,605	4,433
6.14	**Interest expense**					
	Customer deposits	4,296	3,962	3,954	3,098	1,633
	Inter-bank takings	538	406	448	287	268
		4,834	4,368	4,402	3,385	1,901
6.15	**Bad and doubtful debt expense**					
	Loans and advances	1,827	486	512	766	695
	Other assets	35	(44)	(141)	174	67
	Recovery of previously written-off risk assets	0	0	0	(27)	(38)
	Contingencies	0	0	0	0	69
		1,862	442	371	913	793
6.16	**Operating expenses**					
	Staff costs	2,891	2,445	1,805	1,397	685
	Directors' emoluments	21	19	17	15	17
	Auditors' remuneration	12	10	10	9	5
	(Profit)/loss on sale of fixed assets	18	(12)	0	14	(6)
	Lease rentals	0	0	284	391	77
	Depreciation of equipment on lease	0	0	0	477	50
	Depreciation of fixed assets	1,143	1,033	821	498	324
	Other operating expenses	1,654	1,491	1,297	1,237	918
		5,739	4,986	4,234	4,038	2,070

	For the year ended 31 July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million

6.17 Cashflow from operations

Reconciliation of profit before tax to cash generated from operations:

	2004 N'million	2003 N'million	2002 N'million	2001 N'million	2000 N'million
Operating profit	4,615	3,294	2,575	2,216	1,363
Provision for losses	1,862	442	371	913	793
Recoveries on previously written-off loans	0	0	0	27	38
Depreciation	1,143	1,033	821	975	374
Book value of fixed assets disposed	14	43	0	597	498
Increase/(decrease) in other liabilities	4,310	3,256	191	1,225	(1,914)
Loans written off	0	(330)	(351)	(210)	0
Increase/(decrease) in interest in suspense	576	130	253	212	123
	12,519	7,868	3,860	5,955	1,275
Increase in loans to customers	(13,256)	964	(1,113)	(11,503)	(6,275)
Decrease in other assets	(934)	(487)	(695)	(899)	(393)
Fixed assets write-back	0	0	(564)	0	0
Increase in deposits	28,997	15,242	6,834	17,252	19,472
Cash generated from operations	27,326	23,587	8,322	10,805	14,079

6.18 Contingent liabilities and commitments

a) CREDIT RELATED COMMITMENTS
In the normal course of business the bank is a party to financial instruments with off-balance sheet risk. These instruments are issued to meet the credit and other financial requirements of customers. The contractual amounts of the off-balance sheet financial instruments at 31 July are:

	For the year ended 31 July				
	2004	2003	2002	2001	2000
	N'million	N'million	N'million	N'million	N'million
Performance bonds, guarantees and indemnities	1,715	2,905	460	568	1,997
Bankers acceptances rediscounted	10,208	2,200	3,000	3,150	3,450
	11,923	5,105	3,460	3,718	5,447

b) LEGAL PROCEEDINGS
As at 31 July 2004 there were legal proceedings outstanding against the bank with contingent liability of N5.1billion (2003: N107m). No provision has been made as professional advice indicates that it is unlikely that any significant loss will eventuate.

b) CAPITAL COMMITMENTS
As at 31 July 2004 the bank had no significant commitments in respect of capital expenditure.

6.19 Liquidity risk - maturities of assets and liabilities as at 31 July 2004

	0-90 days	3-6 months	6-12 months	1 - 5 years	Over 5 years	Total
	N'million	N'million	N'million	N'million	N'million	N'million
Assets						
Cash and short term funds	42,289	46,138	0	0	0	88,426
Loans and advances	18,419	2,990	8,066	1,441	2,311	33,227
Other assets	2,050	1,328	686	0	0	4,064
Investment securities	0	0	0	989	6,203	7,192
Equipment on lease	0	0	0	0	0	0
Fixed assets	0	0	0	0	3,186	3,186
Total assets	62,758	50,455	8,752	2,430	11,700	136,095
Liabilities						
Deposits	100,159	2,831	133	107	0	103,230
Other liabilities	4,278	3,757	3,966	429	20,525	32,956
	104,438	6,587	4,100	536	20,525	136,186
Net liquidity gap	(41,680)	43,868	4,652	1,893	(8,825)	(91)

The table above analyses assets and liabilities of the bank into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the bank. It is unusual for banks ever to be completely matched since business transacted is often of uncertain terms and of different types. An unmatched position potentially enhances profitability, but can also increase the risk of losses.

The maturity of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the bank and its exposure to changes in interest rates and exchange rates.

6.20 Related party transactions

The bank had related party relationships where significant influence exists with Asset and Liability Insurance Company Limited, BGL Limited, Continental Trust Bank Limited ("CTB"), Consolidated Trust Funds Limited, Emis Limited, Real Property & Investments Limited, Reliance Telecoms Limited, Clemco Industries Limited, First Dominion Investments Limited, Monaghan Investments Limited, Poshville Investments Limited, STB Capital Markets Limited and STH Limited.

Credit facilities are provided by the bank to related parties on commercial terms. Loans and advances to related parties as of 31 July 2004 amounted to N1.93billion.

In February 2003, the bank secured the approval of the CBN for acquisition of a 51% interest in CTB. In March 2004, the bank reduced its interest to 47.9% following the sale of a 100 million ordinary shares to BGL Limited at N1.30 per share. As disclosed in Note 6.5 above, the investment in CTB has been accounted for at cost. The bank has not accounted for its share of CTB's results since February 2003. CTB had negative equity of N7.126 billion as at 31 August 2003, the date of its last published financial statements.

		Note	As at 31 July				
			2004	**2003**	**2002**	**2001**	**2000**
			N'million	**N'million**	**N'million**	**N'million**	**N'million**
6.21	**Reconciliation of reported profits to profits per audited financial statements**						
	Profit before tax per audited financial statements		4,524	3,076	2,782	2,133	1,416
	Adjustments affecting audited profit before tax						
a	Reclassification of provision for doubtful accounts		0	0	0	0	79
b	Reclassification of provision for doubtful accounts		0	0	0	156	(156)
c	Additional loan loss provision		0	0	0	0	(38)
d	Write-back of excess depreciation charge		0	0	0	0	62
e	Additional depreciation charge		0	0	0	(73)	0
f	Reclassification of provision for doubtful accounts		0	218	(218)	0	0
g	Write-back of excess depreciation charge		0	0	11	0	0
h	Write-back of excess provision for loan loss		91	0	0	0	0
	Adjusted profit before tax		4,615	3,294	2,575	2,216	1,363
6.22	**Earnings per share data**						
	Number of shares, beginning of year		3,896	4,000	2,500	2,500	2,500
	Number of shares, end of year		2,104	3,896	4,000	2,500	2,500
	Weighted average number of shares		4,773	3,948	3,875	2,500	2,500
	Basic earnings per share (naira)		0.87	0.77	0.51	0.74	0.44

Basic earnings per share have been computed as profit after tax divided by the weighted average number of shares in issue during each year. In 2002, the bank's ordinary shares were in units of N1 each.

C. Memorandum on the Profit Forecast of STB

1. LETTER RELATING TO THE PROFIT FORECAST



Plot 252E, Muri Okunola Street,
Off Ajose Adeogun Street,
Victoria Island,
Lagos, Nigeria.

19 April 2005

The Directors
Standard Trust Bank Plc
Plot 1662 Oyin Jolayemi Street
Victoria Island
Lagos

and

The Directors
BGL Securities Limited
Plot 1061 Abagbon Close
Off Ologun Agbaje Street
Victoria Island
Lagos

Gentlemen,

We have reviewed the accounting policies and calculations for the financial forecast of Standard Trust Bank Plc (for which the Directors of Standard Trust Bank are solely responsible) for the three years ending July 31, 2007.

In our opinion, the financial forecast, so far as the accounting policies and calculations are concerned, has been properly compiled based on the footing of the assumptions made by the Directors set out on pages 67 to 68 and are presented in accordance with generally accepted accounting principles in Nigeria. However, there will usually be differences between forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Yours faithfully



2. PROFIT FORECAST OF STB

Forecasted profit and loss account

For the year ended 31 July	2005	2006	2007
	N'million	N'million	N'million
Gross Earnings	**20,859**	**24,006**	**26,925**
Interest and discount income	13,823	15,492	16,708
Interest expense	(5,263)	(5,894)	(6,217)
Net interest income	8,560	9,598	10,491
Provision for loan losses (net)	(553)	(620)	(668)
Fee, commission and other income	7,036	8,514	10,217
Net banking income	15,043	17,492	20,040
Operating expenses:			
Staff costs	(4,757)	(5,233)	(6,018)
Depreciation	(1,909)	(2,293)	(2,677)
Other expenses	(2,132)	(2,303)	(2,487)
Total operating expenses	(8,798)	(9,829)	(11,182)
Profit before taxation	6,245	7,663	8,858
Taxation	(749)	(920)	(1,063)
Profit after taxation	5,496	6,743	7,795
Transfer to statutory reserves and SSI reserves	(1,449)	(1,778)	(2,055)
Dividend	(2,000)	(2,400)	(2,800)
Retained profit for the year	2,047	2,565	2,940
Earnings per share (Naira)	0.69	0.84	0.97
Dividend per share (Naira)	0.25	0.30	0.35

3. BASES AND ASSUMPTION FOR THE PROFIT FORECAST OF STB

3.1 Bases and Assumptions

The basis and principal assumptions used by the Directors in the preparation of the projected financial statements are set out below:

A. *Basis of presentation*
The projected financial statements have been prepared under the historical cost convention and in accordance with the bank's normal accounting policies.

b. *Political and economy factors*
There will not be changes in the political and economic environment of the country that will adversely affect the operations of the bank.

c. *Interest income*
The bank will earn a return of 18.00%, 17.50% and 17.02% on its interest bearing assets in the 2005, 2006 and 2007 financial years respectively.

d. *Interest expense*
The bank's average cost of funds will be 3.69% during the forecast period.

e. *Provision for loan losses*
The ratio of loan losses to interest income will be maintained at not more than 4% during each of the forecast years.

f. *Fee, commission and other income*
Fee, commission and other income will grow by 37% in 2005, by 21% in 2006 and 20% in the 2007 financial year.

g. *Operating expenses*
Depreciation charge will on average be about 34% of the average net book value of fixed assets, while other operating expenses including staff costs will increase by about 22% per annum (average) during the forecast period.

h. *Taxation*
Company income tax and education tax will remain at 30% and 2% respectively during the forecast period. The bank's effective tax rate during the period will however be at about 12%.

i. *Transfer to reserves*
Fifteen percent of profit attributable to shareholders will be transferred to statutory reserve in 2005 through 2007 respectively. *In each of the forecast years, 10% of profit before tax will be transferred to reserve for investment in small scale industries.*

j. *Dividend*
Dividend payout will be 25 kobo per 50 kobo share in 2005 and increase by 5 kobo per share in each of the two subsequent years.

k. Offer proceeds
The proceeds of the recently concluded public offer in February 2005 of 2 billion ordinary shares at N7 each will be approved by CBN, allotted in full and will be applied in the manner specified in the offer propectus.

l. Balance sheet
Driven primarily by liabilities generated from an expanded business offices network and a retail banking focus, the bank's balance sheet will grow by about 43% in 2005, 23% in 2006 and 20% in the 2007 financial year.

m. *Customers*
The bank will continue to enjoy the goodwill and confidence of present and potential customers.

n. *Management*
The quality of the bank's management will be sustained during the forecast period.

o. *Consolidation*
The bank would have concluded a scheme of merger with Continental Trust Bank ("CTB") by December 2005 and there will be no diminution in the bank's current investment in CTB.

p. *Share capital*
The N1.75 billion proceeds representing funds for 437.5 million ordinary shares from the bank's initial public offer presently classified as deposits for shares will be approved for capitalisation by the Central Bank of Nigeria.

	Revenue	2005	2006	2007
1	Return on (average) interest-bearing assets	18.00%	17.50%	17.02%
2	Growth in fee, commission and other income	37%	21%	20%
	Expenses			
3	Average cost of funds	4.27%	3.65%	3.15%
4	Loan loss charge % interest income	4%	4%	4%
5	Change in staff costs	65%	10%	15%
6	Depreciation % average depreciable assets	40%	32%	31%
7	Change in other operating expenses	25%	8%	8%
8	Effective tax rate	12%	12%	12%
	Distribution			
9	Transfer to statutory reserves	15%	15%	15%
10	Transfer to SSI reserve (% of Profit after tax)	10%	10%	10%
11	Dividend per share (Naira)	0.25	0.30	0.35
	Assets			
12	Net change in cash and short term funds	50.0%	22.5%	17.5%
13	Net change in loans and advances	20%	27%	30%
14	Net change in advances under finance leases	8%	8%	8%
15	Net change in other assets	8%	8%	7%
16	Net change in investment securities	-3%	-6%	-8%
17	Net change in equipment on lease	0%	0%	0%
18	Net change in fixed assets	64%	24%	19%
	Liabilities			
19	Net change in deposit liabilities	30%	25%	20%
20	Net change in other liabilities	32%	28%	37%
	Equity			
21	Increase in equity by share issue	1,000	0	0
22	Share issue premium	10,387		
	Acceptances and guarantees			
23	Net change in acceptances and guarantees	60%	50%	48%

The following is a copy of the letter on the Profit Forecast from BGL Securities Limited Issuing House and Financial Advisers to STB.


BGL Securities Ltd
(Member Of The Nigerian Stock Exchange)
RC 269666

Plot 1061, Abagbon Close
(Off Ologun Agbaje Street)
P. O. Box 74122,
Victoria Island
Lagos

May 20, 2005

The Directors
Standard Trust Bank Plc
Standard Place
Plot 1662 Oyin Jolayemi Street
Victoria Island
Lagos

Dear Sirs,

PROPOSED MERGER BETWEEN UNITED BANK FOR AFRICA PLC AND STANDARD TRUST BANK PLC

We write further to the Scheme Document issued in respect of the proposed merger between Standard Trust Bank Plc and United Bank for Africa Plc, the draft of which we have had the privilege of reviewing. The Scheme Document contains forecasts of the profits of the bank for the years ending 31 July 2005, 2006 and 2007

We have discussed the basis and assumptions upon which the forecasts were made with you and with PricewaterhouseCoopers, the Reporting Accountants to the Scheme. We have also considered the letter dated April 19, 2005 from the Reporting Accountants regarding the accounting bases and calculations upon which the forecasts were compiled.

Having considered the assumptions made by you as well as the accounting bases and calculations reviewed by PricewaterhouseCoopers, we consider that the forecasts (for which you as Directors are solely responsible) have been made by you after due and careful enquiry.

Yours faithfully,



Albert Okumagba
BGL Securities Limited

E. Document Available for Inspection

Copies of the following documents may be inspected at the offices of BGL Securities Limited, Plot 1061 Abagbon Close, Off Ologun Agbaje Street, Victoria Island, Lagos during normal business hours any weekday (except public holidays), until the Effective Date:

a) The written consents referred to on Pages 75 to 76 of Appendix IV.

b) Certificate of incorporation of the company;

c) The Memorandum and Articles of Association of the company;

d) The audited financial statements of the company for each of the five years ended July 31, 2004;

e) The Report of PricewaterhouseCoopers, Reporting Accountants, on the audited financial statements for the five years ended July 31, 2004;

f) The Memorandum of PricewaterhouseCoopers, Reporting Accountants, on the profit forecast for the years ending July 2005, 2006, and 2007;

g) The letter from BGL Securities Limited on the profit forecast;

h) The schedule of claims & litigation referred to on Page 74 of Appendix IV;

i) The material contracts referred to on Page 75 of Appendix IV;

APPENDIX III - PROFORMA STATEMENT OF SHAREHOLDING, PROFIT & LOSS ACCOUNT AND BALANCE SHEET OF THE POST-MERGER UBA

A. Profoma Statement of Shareholding

In the event that the offer of the New UBA shares to the holders of the Scheme Shares is accepted in full, the ordinary shares of the enlarged UBA will be beneficially held as follows:

Name	Existing Holding	Post-Scheme Holding	% New Holding
Nigerian Citizens	1,686,475,869	1,686,475,869	23.89
Stanbic Nominees Nigeria Ltd	1,088,944,131	1,088,944,131	15.42
Bankers International Corp. USA	137,700,000	137,700,000	1.95
Banca Nazionale del Lavoro, Italy	73,440,000	73,440,000	1.04
Monte dei Paschi di Siena, Italy	73,440,000	73,440,000	1.04
Scheme Shares Holders	-	4,000,000,000	56.66
	3,060,000,000	7,060,000,000	100.00

B. Unaudited Proforma Balance Sheet March 31, 2005

The unaudited pro forma balance sheet set out below has been prepared to illustrate the effect on the net assets of UBA Plc as if the scheme of merger with STB had occurred at March 31, 2005.

The unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the net assets which would have been reported if the transactions had occurred at March 31, 2005. No adjustments have been made to take account of the trading or other changes in the financial position of UBA or STB after March 31, 2005, or any other transaction subsequent to that date.

N'million	UBA Plc as at 31 March 2005 Note 1	STB Plc as at 31 March 2005 Note 2	Distribution of SPA shares to STB Shareholders Note 4	Consolidation adjustments Note 3	Goodwill Note 3	Pro forma Merged UBA Unaudited
Assets						
Cash and short term funds	109,989	39,162				149,151
Government securities	58,444	60,010	(13,374)			105,080
Loans and advances	67,769	52,270				120,039
Other assets	4,144	11,180				15,324
Investment securities	4,541	7,432				11,973
Fixed assets	6,148	4,295				10,443
Goodwill	-	-	-	-	7,301	7,301
Total assets	251,035	174,349	(13,374)	-	7,301	419,311
Liabilities						
Deposits	198,944	119,447				318,391
Other liabilities	30,428	20,203				50,631
Total liabilities	229,372	139,650	-	-	-	369,022
Net assets	21,663	34,699	(13,374)	-	7,301	50,289
Represented by:						
Share capital	1,530	4,000		(2,000)		3,530
Share premium on new shares	-	-	(13,374)	32,699	7,301	26,626
Other reserves	20,133	30,699		(30,699)		20,133
Shareholders' funds	21,663	34,699	(13,374)	-	7,301	50,289

1. Information on UBA has been extracted without material adjustment from the financial information set out on pages 36 to 46 of this document.
2. Information on STB has been extracted without material adjustment from the financial information set out on pages 54 to 68 of this document.
3. The merger will be accounted for using accounting principles consistent with those set out in the International Financial Reporting Standard No. 3 (IFRS 3) on Business Combinations. Accordingly, (i.) the carry-forward reserves will be those of UBA; (ii.) the share capital will be adjusted to reflect the legal share capital of UBA following the merger; and (iii) goodwill will be realised. Goodwill will be calculated as the difference between the cost of the combination, being the market value of UBA ordinary shares that would be issued to STB ordinary shareholders plus estimated transaction costs and the fair value of STB's identifiable assets, liabilities and contingent liabilities at that date. The goodwill adjustment is indicative based on the following assumptions:

   i) the expected number of UBA ordinary shares that would be issued to STB Shareholders (4,000,000,000 UBA ordinary shares),
   ii) the market price of UBA shares immediately prior to their suspension on January 18, 2005 being the latest practicable date, and
   iii) the fair value of STB's identifiable assets, liabilities and contingent liabilities being equal to their book values at March 31, 2005.

4. The Underlying UBA Shares will be distributed, in specie, to the holders of STB ordinary shares on the basis of 2 Underlying UBA Shares for every 20 STB shares held by members at the close of business on June 22, 2005. Any Underlying UBA Shares that remain after all such distribution shall be sold on the floor of the NSE and the proceeds distributed to shareholders of STB entitled to such shares.

C. Proforma Profit Forecast for the Post Merger UBA: 2006 and 2007

The post-merger UBA forecasts for years ending March 31, 2006 and March 31, 2007 reflect the aggregate of the respective directors' best estimate for their respective banks based on present circumstances as to the most likely set of operating and economic conditions for their respective banks for the relevant period.

The post-merger UBA 2006 and 2007 forecasts have been compiled from the forecasts provided by the directors of UBA and STB for their respective banks. The basis of preparation reflects:

- only the results from operations of both banks;
- a yearly amortisation of goodwill; and
- an estimate of ongoing revenue, costs and cost synergies that are expected to be achieved from the merger.

The forecast provided by the directors of UBA in relation to UBA is based on the assumptions described on pages 46 in relation to the UBA 2006 and 2007 forecasts and the forecast provided by the directors of STB in relation to STB is based on the assumptions described on pages 67-68 in relation to the STB 2006 and 2007 forecasts.

Due care and attention has been given to the preparation of the Post-merger UBA 2006 and 2007 forecasts, including the underlying assumptions. However, forecasts by their nature are subject to uncertainties and contingencies, many of which will be outside the control of the Merged UBA and its directors.

Further, anticipated events and circumstances often do not occur as expected. Therefore, actual results may differ from forecasts. Accordingly, neither the UBA nor STB directors guarantee achievement of the Post-merger UBA 2006 and 2007 forecasts.

Post-Merger UBA
Profit and loss account
Year ending March 31

N'millions	Note	2006	2007
Interest and discount income		32,696	36,611
Interest expense		(9,706)	(10,807)
Net interest income		22,990	25,803
Provision for loan losses		(1,490)	(1,560)
Fee, commission and other income		19,874	22,563
Net banking income		41,373	46,807
Net revenue from merger synergies	1	5,257	9,548
Operating expenses			
Depreciation		(4,263)	(4,578)
Other expenses		(20,946)	(22,683)
Merger related costs	2	(3,778)	(4,716)
Goodwill amortisation	3	(1,460)	(1,460)
Profit before tax		16,184	22,917
Taxation		(2,913)	(4,125)
Profit after tax		13,271	18,792
Dividends		(6,354)	(7,060)
Transfer to reserves		6,917	11,732

Notes to the Post-Merger UBA Forecast:

1. The Post-Merger UBA Forecast includes pre-tax merger driven revenue streams and synergies of N5.2billion in 2006 and N9.5billion in 2007.

2. The Post-merger UBA Forecast includes merger related costs of N3.7 billion in 2006 and N4.7 billion in 2007. These costs relate principally to payroll harmonisation, stakeholder communications, and branch network and technology harmonisation.

3. The Post-merger UBA Forecast includes annual goodwill amortisation of about N1.4billion to write-off the goodwill generated by the combination over 5 years in line with specific provisions of the Nigerian Companies and Allied Matters Act.

A. Responsibility Statement

The information contained in this document in relation to UBA and STB has been supplied by the respective companies. The Directors of UBA and the Directors of STB have taken all reasonable care to ensure that the facts stated and opinions expressed in this document with regard to UBA and STB respectively are both fair and accurate and confirm having made all reasonable enquiries, that to the best of their knowledge and belief, no material facts concerning their respective companies have been omitted. They accept responsibility accordingly.

B. Claims and Litigation

UBA

UBA is currently involved in 682 lawsuits of which 272 are suits instituted against the bank and 410 are suits instituted by UBA.

In the suit instituted against UBA by BTL Industries Limited, judgement was awarded against UBA by the Lagos State High Court and upheld by the Court of Appeal for a sum, which together with interest, amounted to N6,238,023,578.43 (six billion, two hundred and thirty eight million, twenty-three thousand, five hundred and seventy-eight Naira and forty three kobo) as at 30th June 2004. The matter is currently on appeal to the Supreme Court and, based on the opinion of counsel, the directors of UBA are of the view that the appeal will be successful. Of the other 271 suits instituted against UBA only 167 suits involve monetary claims against the bank and the total amount claimed is approximately N22 billion. The directors of UBA are of the opinion that a significant number of the suits lack merit and that apart from the BTL case; none of the cases pending against UBA is likely to have any material adverse effect on the bank.

UBA is claiming a total of N8,475,971,837.24 in the 410 cases (including debt recovery cases) in which it is acting as plaintiff.

A list of UBA's claims and litigation is available for inspection.

STB

STB in its ordinary course of business is presently involved in One Hundred and Nine (109) suits. The total amount claimed in the One Hundred and Two (102) suits instituted against the bank is N1,823,254,277.62; whilst the total amount claimed in the Seven (7) suits by the bank is N149,270,761.50.

The directors of STB are of the opinion that none of the aforementioned suits pending against the bank is likely to have a material adverse effect on the bank and/or the merger, and are not aware of any other pending and or threatened claims or litigation which may be material to the merger.

All legal actions and claims presently pending or contemplated by or against STB will be continued after the Scheme by or against the post-merger UBA.

C. Material Contracts

UBA

The following contracts have been entered into by UBA and are considered material to the Scheme:

1. A Financial Advisory Agreement dated February 4, 2005 under the terms of which Securities Transactions & Trust Company Ltd have agreed to act as Issuing House and Financial Advisers to United Bank for Africa Plc., in respect of the Scheme and the Financial Advisory Agreement dated February 4, 2005 under the terms of which Phillips Consulting Ltd have agreed to act as Financial Advisers to United Bank for Africa Plc in respect of the Scheme.
2. A Global Depositary Agreement between United Bank for Africa Plc, the Bank of New York (as depositary) and the owners and beneficial owners of Global Depositary Receipts, relating to the deposit of shares with the Depositary and the issue of global depositary receipts ("GDRs") under the UBA GDR Programme.
3. A Rule 144A Deposit Agreement between United Bank for Africa Plc, the Bank of New York (as depositary) and the owners and beneficial owners of Rule 144A American Depositary relating to the deposit of shares with the Depositary and the issue of Rule 144A American Depositary Receipts under the UBA GDR Programme.
4. A Merger Agreement between Standard Trust Bank Plc and United Bank for Africa Plc which sets out the terms of the contingent value rights that may accrue to the shareholders of both banks post completion of the contemplated merger transaction

STB

The following contracts have been entered into by STB and are considered material to the Scheme:

1. A Financial Advisory Services Agreement dated January 10th 2005 between Standard Trust Bank Plc and BGL Securities Limited ("BGL") which sets out the terms and conditions under which BGL agreed to act as the Issuing House and Financial Advisers to STB pursuant to the Scheme.

2. A Merger Agreement between Standard Trust Bank Plc and United Bank for Africa Plc which sets out the terms of the contingent value rights that may accrue to the shareholders of both banks post completion of the contemplated merger transaction.

D. Consents

The following have given and have not withdrawn their written consents to the issue of this Scheme Document with the inclusion of copies of their reports and references to their names in the form and context in which they appear herein. Due to internal policies of Banca Nazionale del Lavoro (BNL) S.P.A, Mr. Alessandro Deodato (Italian), a director of UBA, is unable to provide a written consent and for that reason has asked his alternate, Mr. Paolo A. De Martino (Italian) to perform any act necessary for the completion of the merger

Directors of UBA:

Mr. Kayode Sofola S.A.N (Chairman)
Alhaji Bello Garba (Acting Managing Director)
Mallam Aliyu Dikko
Mr. Godwin Ize-Iyamu
Dr. T. Asuquo John
Igwe Alex Nwokedi, OON
Alhaji Mustapha Abdulkadir
Mr. Victor Odozi
Mr. Junaid Dikko
Prof. Jean Herskovits (American)
Dr. Khalid Al-Mansour (American)
Mr. Willy Kroeger (German)
Alternate: Mr. Paolo A. De Martino (Italian)

Directors of STB:

Chief Ferdinand Ngogo Alabraba (Chairman)
Mr Tony Onyemaechi Elumelu MFR
Mr Mathias Chika Mordi
Mrs Faith Tuedor-Mathews
Mr. Victor Osadolor
Mr. Phillips Oduoza
Chief Israel Chinwuba Ogbue
Chief (Sir) Annie Okonkwo
Mr Albert Egbaroghene Okumagba
Mallam Ahmed Rufa'i Mohammed
Alhaji Garba S.Ruma
Mr. Frank Achinike Owhor
Mrs. Rose Ada Okwechime
Mr. Muyideen Adedamola Ladoja

Company Secretary to UBA:	Mrs. Aidevo Odu-Thomas
Company Secretary to STB:	Mr Samuel Eziafa Adikamkwu
Registrars to UBA:	UBA Securities Limited
Registrars to STB:	First Registrars Nigeria Limited
Auditors to UBA:	Akintola Williams Deloitte
Auditors to STB:	Akintola Williams Deloitte
Reporting Accountants to UBA:	Ernst & Young
Reporting Accountants to STB:	PricewaterhouseCoopers
Issuing House and Financial Advisers to UBA:	Securities Transactions & Trust Company Nig. Limited
Financial Advisers to UBA:	Phillips Consulting Limited
Issuing House and Financial Advisers to STB:	BGL Securities Limited
Solicitors to UBA:	Udo Udoma & Belo-Osagie
Solicitors and Legal Due Diligence Advisers to STB:	Banwo & Ighodalo Wali-Uwais & Co.
Stockbrokers to UBA:	UBA Securities Limited
Stockbrokers to STB:	BGL Securities Limited
Legal Due Diligence Advisers to UBA:	Olaniwun Ajayi
Joint Financial Due Diligence Advisers to UBA:	Ernst and Young J.K. Randle
Financial Due Diligence Advisers to STB:	PricewaterhouseCoopers

E. GENERAL INFORMATION

1. Except as otherwise disclosed herein, there is no agreement, arrangement or understanding between UBA and STB or any other person acting in concert with the respective companies and any of the Directors or recent Directors, shareholders or recent shareholders of UBA and STB in relation to the Scheme. There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the assets, liabilities and undertakings of STB to be transferred to UBA pursuant to the Scheme will be transferred to any other person.

2. Except as otherwise disclosed in this document, no share or loan capital of UBA or STB is under option nor agreed conditionally or unconditionally to be put under option.

3. Save as disclosed herein, the Directors of UBA or STB have not been informed of any holding representing 5% or more of the issued share capital of STB or UBA.

4. Except as otherwise disclosed in this document; there are no founders', management or deferred shares or any options outstanding in UBA and STB.

5. Except as otherwise disclosed in this document, there are no material service agreements between UBA and STB or any of their directors and employees other than in the ordinary course of business.

6. Except as otherwise disclosed in this document there are no contracts, which are or may be material, entered into by UBA or STB with other parties other than in the ordinary course of business.

7. The directors of UBA are satisfied that UBA, enlarged by the implementation of the Scheme and taking into account credit and other facilities available, will have adequate working capital for its prospective needs.

8. The costs, charges and expenses of and incidental to the Scheme are estimated at N2 billion and are payable by UBA and STB.

BASIS OF VALUATIONS

A. Background

The two merging entities, UBA and STB are involved in the same line of business - banking and are public limited liability companies quoted on the Nigerian Stock Exchange ("NSE").

The proposed merger is expected to deliver significant synergies in terms of substantial cost savings, improved revenues, and improved operating efficiencies and an expanded product offering. The synergies resulting from the merger will in turn ensure increased returns to shareholders and improve the welfare of employees.

B. Bases and Assumptions

i. The valuation date was March 31, 2005, the last day of UBA's 2005 fiscal year.

ii. The issued share capital of UBA currently stands at N1.530 billion comprising 3,060,000,000 Ordinary shares of 50 kobo each

iii. The issued share capital of STB currently stands at N4 billion comprising 8,000,000,000 Ordinary shares of 50 kobo each

iv. The closing price of UBA shares on The NSE on the valuation date was N10.00

v. The closing price of STB shares on The NSE on the valuation date was N7.41.

C. Valuation Methodologies

In accordance with customary investment-banking practice, Securities Transactions & Trust Company Ltd ("Issuing House and Financial Advisers"), Phillips Consulting Ltd ("Financial Advisers") and BGL Securities Limited ("Issuing House and Financial Advisers") employed generally accepted valuation methodologies in arriving at an Exchange Ratio for the Merger. The Financial Advisers determined that the valuation methodologies most appropriate for UBA and STB were (1) historical market trading valuation analysis, (2) comparable companies trading multiples valuation analysis, and (3) dividend discount valuation analysis.

The following is a summary of the financial analyses of each valuation methodology used by the Financial Advisers. For brevity, the results of the analyses are presented in either graphical or tabular format. Please read the text of the results together with the graphical or tabular representation to fully understand the financial analyses.

1) Historical Market Trading Valuation Analysis.

The Financial Advisers reviewed the closing share price for the ordinary shares of UBA and STB for each trading day of the NSE from March 24, 2004 (the date the shares of STB became listed on the NSE) to January 18, 2005, the date the NSE suspended trading on UBA shares. The Financial Advisers then calculated the exchange ratio of 1 UBA ordinary share and 1 STB ordinary share as of (i) March 24, 2004, (ii) January18, 2005, and (iii) the mean and median exchange ratios based on the trading history from March 24, 2004 to January 18, 2005, which in each case was calculated by dividing the share price of UBA by the corresponding share price of STB.

The following chart illustrates this analysis:


Exchange Ratio Graph
Exchange Ratio
2.50
2.00
1.50
1.00
0.50
0.00
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Exchange Ratios
Mar 24, '04:
2.25x
Jan18, '05:
1.35x
Mean:
1.63x
Median:
1.69x

This analysis yields an exchange ratio of (i) 2.25x as of March 24, 2004, (ii) 1.35x as of January 18, 2005, and (iii) a mean and median of 1.63x and 1.69x, respectively, for the period from March 24, 2004 to January 18, 2005.

2) **Comparable Companies Trading Multiples Valuation Analysis:** This analysis bases the valuation of UBA and STB on the value the stock market places on their respective 'peer' companies. Using publicly available information, the Financial Advisers compared certain financial and market information on UBA and STB with similar information on the peer companies of UBA and STB. The Financial Advisers selected First Bank and Union Bank as comparable peer companies to UBA based on their historical market presence, operations and balance sheet size. The Financial Advisers selected Guaranty Trust Bank and Zenith Bank as comparable peer companies to STB based on their historical market presence, operational strategy and balance sheet size.

i. **Price/Earnings ("P/E") Multiples**

In terms of P/E multiples, the Financial Advisers noted that First Bank and Union Bank are trading at a 2005 P/E multiple of 7.28x and 8.04x, respectively, while UBA is trading at a 6.24x P/E multiple. The Financial Advisers also noted that GTB and Zenith are trading at a 2005 P/E multiple of 12.48x and 11.98x, respectively, while STB is trading at a 10.74x 2005 P/E multiple.

The Financial Advisers applied a 6.0x to 8.0x P/E multiple range (representing the range of P/E multiples for UBA and its peers) to UBA's 2005 EPS of N1.60, which yielded a peer-adjusted share price range of N9.60 to N12.80. The Financial Advisers applied a 10.5x to 12.5x P/E multiple range (representing the range of P/E multiples for STB and its peers) to STB's 2005 EPS of N0.69, which yielded a peer-adjusted share price range of N7.25 to N8.63.

The following table illustrates this analysis:

Company	Share Price (N)	Share Outst. (000s)	Market Cap (N bn)	EPS 2005	EPS 2006	P/E 2005P	P/E 2006P	Book Val /share	Price/ Book	Dividend Yield(%)
Establishment Banks										
First Bank	22,90	4,001,393	91,632	3.24	NA	7,28	NA	10,40	2,27	6.6
Union Bank	19,25	3,355,756	64,598	2.53	NA	8.04	NA	8.88	2.29	6.9
Mean						7,66		9,64	2,28	6.7
UBA	10,00	3,060,000	30,600	1.60	2.15	6.24	4.7	6.38	1.57	6.0
Premium/(discount) to Mean (%)						18.98			(31.3)	
New Generation Banks										
GTB	9.50	6,000,000	57,000	0.96	1.10	12.48	10.9	5.49	2.18	2.1
Zenith Bank	13.40	6,000,000	80,400	1.31	1.71	11.98	9.2	7.88	1.99	4.5
Mean						12.23	10.0		2.09	3.3
STB	**7.41**	**6,000,000**	**44,460**	**0.69**	**0.84**	**10.74**	**8.8**	**3.33**	**2.22**	**2.7**
Premium/(Discount) to Mean (%)						(12.2)	(12.1)		6.5	

Note: Share price as at March 11, 2005. UBA and STB currently under technical suspension

The P/E multiple analysis yields an exchange ratio range of 1.32x - 1.48x for the low and high share prices of UBA and STB, respectively.

ii. **Price/Book Value Multiples**

In terms of price/book value, the Financial Advisers noted that First Bank and Union Bank are trading at a price/2004 book value multiple of 2.27x and 2.29x, respectively, while UBA is trading at a 1.57x price/2004 book value multiple. The Financial Advisers also noted that GTB and Zenith are trading at a price/2004 book value multiple of 2.18x and 1.98x, respectively, while STB is trading at a 2.22x price/2004 book value multiple. The Financial Advisers further noted that UBA and STB recorded 2004 book value/share of N6.38 and N3.33, respectively.

The Financial Advisers applied a 1.6x to 2.3x price/book value multiple range (representing the range of multiples for UBA and its peers) to UBA's 2004 book value/share of N6.38 to yield a peer-adjusted share price range of N10.21 to N14.67. Similarly, the Financial Advisers applied a 2.0x to 2.2x price/book value multiple range (representing the range of multiples for STB and its peers) to STB's 2004 book value/share of N3.33 to yield a peer-adjusted share price range of N6.66 to N7.66.

The price/book value multiple analysis yields an exchange ratio range of 1.53x to 1.92x for the low and high share prices of UBA and STB, respectively.

3) **Dividend Discount Valuation Analysis:** The Financial Advisers performed a dividend discount valuation analysis to determine a range of equity values for the ordinary shares of each of UBA and STB. This valuation methodology assumes that UBA and STB continue to operate as stand-alone entities and are able to achieve the financial results indicated in their management projections.

The analysis determines the valuation of each company by adding the present value of the estimated future dividend stream for UBA and STB over the five-year period from 2006 through 2010 to the present value of the estimated terminal value of UBA and STB common stock at the end of 2010. For purposes of this analysis, UBA and STB management met to discuss and harmonize views on their respective forecasts and then presented the forecasts to the Financial Advisers.
This analysis yields an implied per share stand-alone price for UBA ordinary shares and STB ordinary shares of N11.42 to N15.47 and N7.43 to N9.77. This translates into an exchange ratio of 1.54x to 1.53x for the low and high share prices for UBA and STB, respectively.

D. Valuation Adjustments

1) **Fixed Assets Revaluation:** In the course of the valuation exercise, UBA and STB informed the Financial Advisers that they were carrying some of their most valuable fixed assets at a book value that was significantly below the current replacement or market values of those assets. Subsequently, UBA provided the Financial Advisers a fixed assets revaluation report, which estimated an undervaluation of N9.0 billion. STB in turn provided the Financial Advisors with its own fixed assets revaluation report indicating an estimated undervaluation of N4.4 billion. In view of CBN's guidelines limiting book value adjustments to a maximum of 45% of the revalued fixed assets, the Financial Advisers have performed a supplementary price/book value multiples analysis based on an asset revaluation of N4.05 billion for UBA and N2.0 billion for STB.

After adjusting for the allowed amounts of assets revaluation, the Financial Advisers noted that UBA and STB's implied 2004 book value/share would increase to N7.71 and N3.67, respectively.

The Financial Advisers therefore applied a 1.6x to 2.3x price/book value multiple range (representing the range of multiples for UBA and its peers) to UBA's 2004 book value/share (adjusted for asset revaluation) of N7.71 to yield a peer-adjusted share price range of N12.34 to N17.73. Similarly, the Financial Advisers applied a 2.0x to 2.2x price/book value multiple range (representing the range of multiples for STB and its peers) to STB's 2004 book value/share (adjusted for asset revaluation) of N3.67 to yield a peer-adjusted share price range of N7.34 to N8.34.

The price/book value multiple analysis (adjusted for asset revaluation) yields an exchange ratio range of 1.68x to 2.10x for the low and high share prices of UBA and STB, respectively.

2) **Due Diligence Findings:** The Financial Advisers also reviewed the financial and legal due diligence reports on both UBA and STB and proposed additional valuation adjustments as a result of the following due diligence issues:

i. Contingent liability arising from suit filed against UBA by BTL Industries Limited: No adjustment was made to the valuation analyses as this matter has been dealt with in the Scheme by the arrangement to give STB shareholders additional shares if the Supreme Court upholds the decision of the Court of Appeal in favour of BTL.

ii. STB's debt facility for Adamac: STB has agreed in the Scheme to provide an indemnity in respect of the Adamac facility and hence no further valuation adjustment was required.

iii. STB's 47.9% shareholding interest in Continental Trust Bank Limited ("CTB"): The Financial Advisers performed a supplementary price/book value multiples analysis on STB after adjusting its book value downwards by N3.0 billion.

After adjusting for the allowed amounts of assets revaluation plus the N3.0 billion write-down in shareholders funds as a result of CTB, the Financial Advisers noted that UBA and STB's implied 2004 book value/share would be N7.71 and N3.17, respectively.

The Financial Advisers therefore applied a 1.6x to 2.3x price/book value multiple range (representing the range of multiples for UBA and its peers) to UBA's 2004 book value/share (adjusted for asset revaluation) of N7.71 to yield a peer-adjusted share price range of N12.34 to N17.73. Similarly, the Financial Advisers applied a 2.0x to 2.2x price/book value multiple range (representing the range of multiples for STB and its peers) to STB's 2004 book value/share (adjusted for asset revaluation and CTB) of N3.17 to yield a peer-adjusted share price range of N6.34 to N7.29.

The price/book value multiple analysis (adjusted for asset revaluation and CTB) yields an exchange ratio range of 1.95x to 2.43x for the low and high share prices of UBA and STB, respectively.

E. Valuation Summary

The results of the valuation analyses for the three valuation methodologies above yield a mean valuation range of N9.28 to N13.45 for UBA and N5.88 to N8.60 for STB. Consequently, the implied exchange ratio range is 1.41x to 1.74x.

After adjusting for assets revaluation and CTB, our comparable price/book value analysis yields a mean valuation range of N12.44 to N15.04 for UBA and N6.82 to N7.89 for STB. Consequently, the implied exchange ratio range (after adjustment for assets revaluation and CTB) is 1.74x to 2.21x.

On the basis of the foregoing, the Financial Advisers have recommended an exchange ratio of 2.00x for the Merger.

SCHEME OF MERGER

Pursuant to Section 100 of the Investments & Securities Act CAP I24 2004

BETWEEN

1. **UNITED BANK FOR AFRICA PLC (RC2457)**
AND HOLDERS OF ITS FULLY PAID ORDINARY SHARES OF 50 KOBO EACH

AND

2. **STANDARD TRUST BANK PLC (RC146695)**
AND HOLDERS OF ITS FULLY PAID ORDINARY SHARES OF 50 KOBO EACH

PRELIMINARY

(A) In this scheme the following words shall have the meanings ascribed to them below: -

CAC	Corporate Affairs Commission
CAMA	Companies and Allied Matters Act Cap C20, LFN 2004.
CBN	Central Bank of Nigeria
Court	Federal High Court
Court-Order Meeting	The meeting of the Shareholders of UBA or STB as the case may be, convened by order of the Court pursuant to section 100 of the ISA
CTB	Continental Trust Bank Limited
CTC	Certified True Copy
Effective Date	The date on which the Court sanctions the Scheme
GDR	Global Depositary Receipts issued by UBA under the terms of a Global Deposit Agreement and a Rule I44A Deposit Agreement both dated May 8, 1998, between UBA, the Bank of New York, and the Owners and Beneficial Owners of Global Depositary Receipts and Rule 144A American Depositary Receipts respectively.
ISA	Investments and Securities Act Cap I24, LFN 2004.
Merger Agreement	The agreement dated May 18, 2005 between UBA and STB setting out, inter alia, the terms of the contingent value rights that may accrue to the shareholders of both banks following the completion of the merger.
New UBA Shares	The ordinary shares in UBA issued to shareholders of STB in exchange for the STB shares cancelled pursuant to the Scheme.
NSE	The Nigerian Stock Exchange
Scheme	The proposed Scheme of Merger of UBA and STB and the holders of their respective fully paid ordinary shares under Section 100 of the Investments and Securities Act Cap I24 LFN 2004
Scheme Document	The document setting out the Scheme, the Explanatory Statement, the Notices of Court Ordered Meetings and the various Appendices therein
Scheme Shares	The 8,000,000,000 ordinary shares of 50 kobo each which constitute the entire issued share capital of STB which are to be exchanged for shares in UBA pursuant to the Scheme
SEC	The Securities & Exchange Commission

Special Dividend	The dividend that will be payable to shareholders of UBA and STB respectively pursuant to section 379(2) of CAMA and the Scheme
STB	Standard Trust Bank Plc
Terminal Date	The business date immediately preceding the Effective Date
Underlying UBA Shares	The shares in UBA withdrawn from the depositary following the cancellation of the corresponding number of GDRs and held by STB.
UBA	United Bank for Africa Plc
Warranty Period	A period of three years following the Effective Date

(B) The authorised share capital of UBA is N6,000,000,000 divided into 12,000,000,000 ordinary shares of 50 kobo each out of which N1,530,000,000 divided into 3,060,000,000 ordinary shares of 50 kobo each has been issued and fully paid up.

(C) The authorised share capital of STB is N4, 000,000,000 divided into 8,000,000,000 ordinary shares of 50 kobo each out of which N4,000,000,000 divided into 8,000,000,000 ordinary shares of 50 kobo each has been issued and fully paid up.

(D) By a board resolution dated May 3, 2005, the directors of UBA resolved to propose to the shareholders of the company that UBA be merged with STB on the terms and conditions hereinafter set forth and to this end proposed that the necessary resolutions required by law to carry the merger into effect be passed by the shareholders of UBA at a Court-Ordered Meeting.

(E). By a board resolution dated May 19, 2005, the directors of STB resolved to propose to the shareholders of the company that UBA be merged with STB on the terms and conditions hereinafter set forth and to this end proposed that the necessary resolutions required by law to carry the merger into effect be passed by the shareholders of STB at a Court-Ordered Meeting.

THE SCHEME

1. TRANSFER OF ASSETS, LIABILITIES AND UNDERTAKINGS

   Subject to this Scheme being approved by the SEC and CBN and sanctioned by the Court, STB shall transfer all its assets, liabilities and undertakings, including real property and intellectual property rights to UBA upon the terms and subject to the conditions set out in this Scheme, without any further act or deed.

2. CANCELLATION OF SHARE CAPITAL

   The entire share capital of STB shall be cancelled.

3. ISSUE AND ALLOTMENT OF NEW UBA SHARES

   i. In consideration of the transfers and the cancellation of the entire share capital mentioned in Clauses 1 and 2 above, UBA shall issue, allot and credit as fully paid to the holders of the Scheme Shares, 1 ordinary share of 50 kobo for every 2 of the Scheme Shares held as at close of business on the Terminal Date.

   ii. The New UBA Shares allotted pursuant to the foregoing sub-clause (i) shall, for the purpose of all dividends and other distributions declared after the Effective Date and in all other respects, rank pari passu and form a single class with the ordinary shares of 50 kobo each in the present issued capital of UBA.

   iii. Fractions of ordinary shares of UBA shall not be allotted to the holders of the Scheme Shares pursuant to sub-clause (i) of this clause. All such fractions, which but for this sub-clause would have been allotted to such holders shall instead be aggregated and sold and the net proceeds of such sale shall be retained by UBA for the benefit of all shareholders.

4. SPECIAL DIVIDEND

i. UBA Shareholders:

For the reasons specified in paragraph 2(b) of the Explanatory Statement set out on pages 12 to 26 of this Scheme Document, the shareholders of UBA shall receive a Special Dividend of 60 kobo per share, subject to the approval of CBN. The dividend shall be payable to those persons whose names appear on the register of members of UBA as at the close of business on June 22, 2005

ii. STB Shareholders

For the reasons specified in paragraph 2(b) of the Explanatory Statement set out on pages 12 to 26 of this Scheme Document, the shareholders of STB shall receive a Special Dividend of 20 kobo per share, subject to the approval of CBN. The dividend shall be payable to those persons whose names appear on the register of members of STB as at the close of business on June 22, 2005.

No further dividends will be payable to the shareholders of the pre-merger UBA in respect of UBA's financial year ended March 31, 2005 and, similarly, no further dividends will be payable to the shareholders of STB in respect of STB's financial year ending July 31, 2005. The first dividend that will be paid by the post-merger UBA will be based on its accounts for the period ending March 31, 2006.

5. ADJUSTMENT FOR GDR

For the reasons specified in paragraph 2(d) of the Explanatory Statement the Underlying UBA Shares will be distributed, in specie, to shareholders of STB by way of a special 'adjustment for GDR', on the basis of 2 (two) Underlying UBA Shares for every 20 (twenty) STB ordinary shares of 50 Kobo each owned by such shareholders at the close of business on June 22, 2005. Any Underlying UBA shares that remain after all such distribution shall be sold on the floor of the NSE and the proceeds distributed to shareholders of STB entitled to such shares.

The Underlying UBA Shares to be distributed by way of 'adjustment for GDR' as described above shall form a single class of shares with the existing issued ordinary shares of UBA.

6. APPOINTMENT OF SHAREHOLDER REPRESENTATIVES / POST-MERGER SHARE ADJUSTMENTS

Ernst and Young and PricewaterhouseCoopers shall, for the reasons already specified in paragraph 2(i) of the Explanatory Statement, be appointed for a period of three years, as the representatives of the persons whose names appear on the register of members of UBA and STB respectively as at the close of business on the Terminal Date. In their capacity as shareholder representatives Ernst and Young and PricewaterhouseCoopers shall enforce, in accordance with the terms of the Merger Agreement, the rights and obligations of the pre-merger shareholders of UBA and STB in relation to any post-merger share adjustments that may be required under the terms of this Scheme:

i. to compensate the pre-merger shareholders of STB for any disadvantage that they may have suffered in the valuation process by virtue of the contingent liability arising from the judgment in the suit filed by BTL Industries Limited not being taken into account in determining the value of UBA;

ii. to compensate the pre-merger shareholders of UBA for any disadvantage they may have suffered in the valuation process by virtue of the CBN not having granted CTB the forbearances referred to in paragraph 2(f) of the Explanatory Statement, which forbearances were taken into account for purposes of determining the value of STB's investment in CTB.

iii. to compensate the shareholders of UBA and STB respectively for breaches of the representations and warranties specified in the Merger Agreement and also to compensate the shareholders of UBA for any liabilities that may accrue to the post-merger UBA in respect of the indemnities given by STB in the Merger Agreement.

7. CONSEQUENCES OF THE SCHEME

i. As from and including the Effective Date

(a) The certificates for the Scheme Shares shall cease to be of value and certificate(s) for the New UBA Shares to which the holders of the Scheme Shares are entitled under this Scheme shall be issued to such holders as are entitled.

(b) STB shall be dissolved without being wound up, and its banking licence shall be handed over to the CBN

ii. UBA shall not later than 21 (twenty-one) days after the New UBA Shares have been duly registered with the SEC and as appropriate dispatch share certificates in respect of such UBA shares under sub-clause (i) of Clause 3 above to the holders of the Scheme Shares whose names appeared in STB's register of members at the close of business on the Terminal Date.

iii. UBA shall not later than 21 (twenty-one) days after the Effective Date dispatch share certificates in respect of the 'adjustment for GDR' in accordance with Clause 5 of the Scheme, to the shareholders of the pre-merger STB whose names appeared in STB's register of members at the close of business on June 22, 2005.

iv. UBA shall not later than 21 (twenty-one) days after the Effective Date dispatch cheques to the pre-merger shareholders of UBA and STB respectively, for the special dividends payable to them in accordance with Clause 4 of this Scheme. Such cheques shall be dispatched to the persons whose names appear in the register of shareholders of UBA and STB respectively at the close of business on June 22, 2005.

v. All deliveries of share certificates and cheques required under this Scheme shall be made to the persons entitled thereto by post, addressed to the respective addresses appearing in the register of shareholders of UBA or STB, as the case may be, at the close of business on the Terminal Date or in the case of joint holders to the address of that one of the joint holders whose name stands first in such register in respect of the joint holding at such close of business as aforesaid. Share certificates and cheques will be mailed to shareholders at their own risk.

vi. Every mandate in respect of dividend or bonus given by the holders of the Scheme Shares which is in force at the close of business on the Terminal Date shall unless and until revoked, operate in relation to the new UBA shares allotted to them in exchange for their existing holding of the Scheme Shares pursuant to this Scheme.

8. EMPLOYEES

The post-merger UBA will carry on the business of the two merged entities. The proposed merger is not intended to jeopardise the employment of any employee of UBA or STB. On the contrary, by creating a stronger, more efficient and more profitable organization the merger should yield greater potential for employees at all levels.

9. CONDITIONS PRECEDENT

The Scheme shall become effective and binding on the holders of the Scheme Shares if:

a) It is ratified by a majority representing three-quarters in value of the holders of STB shares present and voting either in person or by proxy and three- quarters in value of the holders of UBA shares present and voting either in person or by proxy at separate meetings of the shareholders of STB and UBA respectively convened by the order of the Court;

b) SEC and CBN approve, with or without modification, the terms and conditions of the Scheme agreed to by the majority of the shareholders of both companies; and

c) The Court sanctions the Scheme with orders to the effect that:

i. All assets, liabilities and undertakings, including real property and intellectual property rights of STB be transferred to UBA as provided in the Scheme

Ii. Holders of the Scheme Shares be allotted New UBA Shares

iii. All legal proceedings, claims and litigation, pending or contemplated by or against STB be continued by or against UBA after the Scheme

iv. The entire share capital of STB be cancelled and STB be dissolved without being wound up

v. Ernst & Young and PricewaterhouseCoopers be appointed as representatives of all those persons whose names appeared on the register of members of UBA and STB respectively, as at the close of business on the Terminal Date, for purposes of monitoring and enforcing the rights of the pre-merger shareholders of UBA and STB in relation to any post-merger share adjustments that may become necessary under the Scheme.

vi. In the event of the removal or resignation of either of the shareholder representatives, successor shareholder representatives be appointed in accordance with the procedure set out in the Merger Agreement

10. EFFECTIVENESS

i. The Scheme shall become effective on the day on which the Court sanctions the Scheme in the manner referred to in sub-clause 9 (c) above.

ii. A certified copy of the court order sanctioning this Scheme shall, without further act or deed, be deemed for the purpose of Section 100 (3) of the ISA to be the contract conferring title on UBA in respect of the transferred assets of STB, and the documents appointing Ernst & Young and PricewaterhouseCoopers as representatives of the pre-merger shareholders of UBA and STB respectively for the purposes set out in the Scheme.

11. MODIFICATION

The Boards of Directors of UBA and STB respectively are authorised to consent, on behalf of all parties concerned, to any modifications of or additions to the Scheme which SEC, CBN and the Court may deem fit to approve or to any condition which the Court may impose.

Dated May 25, 2005

IN THE FEDERAL HIGH COURT OF NIGERIA
HOLDEN AT LAGOS

SUIT NO. FHC/L/CS/476/2005

IN THE MATTER OF
THE INVESTMENTS AND SECURITIES ACT CAP. 124 LAWS OF THE FEDERATION OF NIGERIA 2004

AND

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 THEREOF

AND

IN RE:

1.	**UNITED BANK FOR AFRICA PLC (RC 2457)**	**-**	**1ST APPLICANT**
2.	**STANDARD TRUST BANK PLC (RC 146695)**	**-**	**2ND APPLICANT**

MEETING OF THE HOLDERS OF THE FULLY PAID ORDINARY SHARES OF UNITED BANK FOR AFRICA PLC

NOTICE IS HEREBY GIVEN that by an Order of the Federal High Court, Lagos (hereinafter called 'the Court") dated May 25th 2005, made in the above matter, the Court has directed that a meeting of the holders of the fully paid up ordinary shares of United Bank for Africa Plc (hereinafter called "UBA") be convened for the purpose of considering and if thought fit, approving (with or without modification) a Scheme of Merger between UBA and Standard Trust Bank Plc. The Scheme is explained in detail in the Explanatory Statement on Pages 12 to 26 of the Scheme Document.

The meeting will be held at the Grand Ballroom, Le MERIDIEN, Plot 903 Tafawa Balewa Way, Area 11, Garki, Abuja on July 6th 2005 at 11a.m. at which place and time all the aforesaid shareholders are requested to attend. At the meeting, the following sub-joined resolution will be proposed and if thought fit passed as a special resolution of the company:

"That:

1. this Meeting approves the Scheme of Merger dated May 25th 2005, a print of which has been submitted to the Meeting and for the purposes of identification subscribed by the Chairman, and that the Directors be and are hereby authorised to consent to any modifications of the Scheme of Merger that the Securities & Exchange Commission, the Central Bank of Nigeria and the Federal High Court may think fit to impose and approve;

2. notwithstanding the provisions of Article 50 in UBA's Articles of Association, ordinary shares of UBA's unissued share capital be issued and allotted as fully paid to the shareholders of Standard Trust Bank Plc in accordance with the Exchange Ratio set out in the Scheme in consideration of the cancellation of 8,000,000,000 ordinary shares of 50 kobo each, being the whole of Standard Trust Bank Plc's issued and fully paid up share capital, and the transfer to UBA of all the assets, liabilities and undertakings of Standard Trust Bank Plc;

3. notwithstanding the provisions of Article 50 of UBA's Articles of Association, UBA be and is hereby authorised to issue such additional shares, by way of post-merger share adjustment, as may become necessary under the Scheme;

4. for purposes of monitoring and enforcing the rights of the pre-merger shareholders of UBA, in relation to any post-merger share adjustments that may become necessary under the Scheme, the accounting firm of Ernst & Young be appointed as representative of all those persons whose names appear on the register of members of UBA, as at the close of business on the Terminal Date;

5. the Articles of Association be amended in the manner set out hereunder that is to say:

i. **Article 74**

Article 74, 2nd Sentence: By deleting the phrase "structure shall consist of one (1) Non-Executive Chairman, one (1) Non-Executive Vice- Chairman, one (1) Managing Director, six (6) Executive Directors one of whom may be appointed Deputy Managing Director and eleven (11) Non-Executive Directors", and replacing it with "shall have a Chairman and a Vice-Chairman who shall be elected by the Directors from among the Non-Executive Directors."

So that the amended Article 74 shall read:

The number of Directors shall not be less than eight (8) or more than twenty (20). The Board shall have a Chairman and a Vice-Chairman who shall be elected by the Directors from among the Non-Executive Directors.

ii. Article 92

Article 92, 1st Sentence: By deleting the phrase "and determine the period for which they shall hold office as Chairman and Vice Chairman"

Article 92, 2nd Sentence: By inserting an "s" after "at the meeting".

Article 92, 2nd Sentence: By deleting "the" before "Directors and."

Article 92, 2nd Sentence: By inserting the phrase "the Vice-Chairman shall preside" after "appointed for the meeting".

Article 92, 2nd Sentence: By deleting the phrase "either of them who may be present is unwilling to act as Chairman of such meeting" and replacing it with "neither of them is present at the time appointed for the meeting".

Article 92, 3rd Sentence: By deleting "their" before members and replacing it with "the"

Article 92, 3rd Sentence: By deleting the phrase "The Chairman shall not while he continues to hold office be subject to retirement by rotation."

So that the amended Article 92 shall read:

The Directors may elect from among themselves a Chairman and a Vice-Chairman. The Chairman shall preside at the meetings of Directors and if at any meeting the Chairman be not present at the time appointed for the meeting, the Vice-Chairman shall preside and if neither of them is present at the time appointed for the meeting, the Directors present may choose one of the members to be Chairman of that meeting."

iii. Article 100

By inserting a new sub-article 100 (xii) as follows:

"if he directly or indirectly enjoys a facility from the Bank and such facility remains non-performing for a period in excess of six (6) months."

6. the Board of Directors of UBA be and is hereby authorised to take all actions that are necessary to put the Scheme into effect."

By the said Order, the Court has appointed the Chairman of the Board of Directors of UBA, Mr. Kayode Sofola SAN, or failing him Alhaji Bello Garba, Acting Managing Director, or failing them both any other director appointed in their stead by the shareholders present at the meeting to act as Chairman of the said meeting and has directed the Chairman to report the results thereof to the Court. Voting at the meeting will be by poll.
The said Scheme of Merger will be subject to the subsequent approval of the Securities and Exchange Commission and the Central Bank of Nigeria and to the sanction of the Court.

Shareholders may vote in person or they may appoint another person, whether a shareholder or not, to attend and vote in their stead.

A form of proxy is being sent to each shareholder. In the case of joint shareholders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand on the register of members of UBA.

It is requested that forms appointing proxies be lodged at the office of the registrars, as shown on the proxy form, not less than 24 hours before the time of the meeting.

Please note that the lodging of a proxy form does not prevent you from attending the meeting and voting in person should you so wish. However, in such instances, your proxy will not be entitled to attend or vote.

Closure of Register of Members

The register of members will be closed from June 23rd to July 6th 2005, both dates inclusive for the purpose of paying the special dividend proposed under the terms of the Scheme and for attendance at the court-ordered meeting.

Dated this 31st day of May 2005

UDO UDOMA & BELO-OSAGIE
BARRISTERS AND SOLICITORS

St. Nicholas House (10th Floor)
Catholic Mission Street,
Lagos.

(SOLICITORS TO UBA)

IN THE FEDERAL HIGH COURT OF NIGERIA
HOLDEN AT LAGOS

SUIT NO. FHC/L/CS/476/2005

IN THE MATTER OF THE INVESTMENTS AND SECURITIES ACT CAP I24 LAWS OF THE FEDERATION OF NIGERIA 2004

AND

IN THE MATTER OF AN APPLICATION UNDER SECTION 100 THEREOF

IN RE:

1. UNITED BANK FOR AFRICA PLC (RC NO. 2457) -- 1ST APPLICANT

2. STANDARD TRUST BANK PLC (RC NO. 146695) -- 2ND APPLICANT

MEETING OF THE HOLDERS OF THE FULLY PAID ORDINARY SHARES OF STANDARD TRUST BANK PLC

NOTICE IS HEREBY GIVEN that by an Order of the Federal High Court (hereinafter referred to as "the Court") dated 25th May 2005, made in the above mentioned matter, the Court has directed that a meeting of the holders of the fully paid Ordinary shares of Standard Trust Bank Plc (hereinafter referred to as "STB" or the "Bank") be convened for the purpose of considering and, if thought fit, approving (with or without modification), a Scheme for the proposed merger to be effected between STB and United Bank for Africa Plc (hereinafter referred to as "UBA"). The Scheme is explained in detail in the Explanatory Statement on pages 12 to 26 of the Scheme Document, which is being sent to shareholders.

The meeting will be held on Wednesday, 6th July 2005 at the Shehu Musa Yar'adua Centre, Herbert Macaulay Way, Central District Area, Abuja at 11a.m. at which place and time all the aforesaid shareholders are requested to attend. The undermentioned sub-joined Resolution will be proposed and if thought fit passed as a Special Resolution at the meeting.

That

1. this Meeting approves the Scheme for the proposed merger dated 25th May 2005, a print of which has been submitted to the meeting and for the purpose of identification subscribed by the Chairman, and that the Directors be and are hereby authorized to consent to any modifications of the Scheme for the proposed merger that the Securities and Exchange Commission, the Central Bank of Nigeria and the Federal High Court shall think fit to impose and approve;

2. all assets, liabilities and undertakings, including real properties and intellectual property rights of STB be transferred to UBA in consideration for the issue and allotment of fully paid Ordinary shares by UBA to the shareholders of STB, as provided in the Scheme;

3. the entire share capital of STB be cancelled and STB be dissolved without being wound up;

4. for the purposes of monitoring and enforcing the rights of the pre-merger shareholders of STB, in relation to any post-merger share adjustments that may become necessary under the Scheme, PricewaterhouseCoopers be appointed as representative of all those persons whose names appear on the register of members of STB, as at close of business on the Terminal Date (the business day immediately preceding the date on which the Court sanctions the Scheme); and

5. the Board of Directors of STB be and is hereby authorized to take such actions as may be necessary to give effect to the Scheme.

By the said Order, the Court has appointed the Chairman of the Board of Directors of STB, Chief Ferdinand Ngogo Alabraba or failing him, Mr. Tony Onyemaechi Elumelu, Managing Director or failing them both any other director so appointed in their stead by the shareholders present at the meeting, to act as Chairman of the said meeting and has directed the Chairman to report the results thereof to the Court.

The said Scheme will be subject to the subsequent approvals of the Securities and Exchange Commission, the Central Bank of Nigeria and to the sanction of the Court.
Shareholders may vote in person or they may appoint any other person, whether a shareholder or not, to act as proxy and to attend and vote in their stead.

A form of proxy is being sent to each shareholder. In the case of joint shareholders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority will be determined by the order in which their names stand in the Register of Members of the Bank.

It is requested that forms appointing proxies be lodged at the office of First Registrars Nigeria Limited, as shown on the form of proxy, not less than 24 hours before the time appointed for the Meeting.

Closure of Register of Members

The Register of members will be closed from 23rd June 2005 to 6th July 2005, both dates inclusive, for the purpose of paying the special dividend, making the GDR adjustments proposed under the terms of the Scheme and for attendance at the court ordered meetings.

DATED THIS 31st DAY OF MAY, 2005

WALI-UWAIS & CO
RIGHT WING, 1ST FLOOR,
AFRI-INVESTMENT HOUSE
PLOT 2669, AGUIYI IRONSI STREET
CADASTRAL ZONE A6
ABUJA

BANWO & IGHODALO
98, AWOLOWO ROAD
SOUTH WEST IKOYI
LAGOS

(JOINT SOLICITORS TO STANDARD TRUST BANK PLC)